As filed with the Securities and Exchange Commission on February 8, 2005

Registration No. 333-121009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADVANCED MEDICAL OPTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	33-0986820
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aimee S. Weisner, Esq.

Corporate Vice President, General Counsel and Secretary

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000	John F. Runkel, Jr., Esq. Senior Vice President of Business Development & General Counsel VISX, Incorporated 3400 Central Expressway Santa Clara, California 95051 (408) 773-2020	John V. Roos, Esq. Page Mailliard, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. AMO may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated February 8, 2005

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Advanced Medical Optics, Inc. and VISX, Incorporated have each unanimously approved the merger of VISX with a wholly owned subsidiary of AMO. If the proposed merger is completed, VISX stockholders are expected to receive 0.552 of a share of AMO common stock and $3.50 in cash for each share of VISX common stock they own at the completion of the merger. However VISX stockholders could receive a different mix of cash and AMO common stock than is currently anticipated if the trading price of AMO common stock on the closing date of the merger is below the price at which counsel for either AMO or VISX is able to render an opinion that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code as described in this join proxy statement/prospectus. As a result, VISX stockholders will not know at the time of the VISX special meeting the number of shares of AMO common stock and the amount of cash they will receive in the merger. Each outstanding option to purchase VISX common stock that has an exercise price equal to or less than $26.93 will be converted at the effective time of the merger into an option to acquire AMO common stock and will become fully vested and immediately exercisable and assumed by AMO.

Based on the number of shares of AMO and VISX common stock outstanding on January 26, 2005, VISX stockholders are expected to hold approximately 41.5% of the fully diluted shares of AMO common stock immediately after the merger and are expected to receive an aggregate of approximately $185 million in cash. AMO stockholders will continue to own their existing shares, which will not be affected by the merger.

AMO common stock trades on the New York Stock Exchange under the symbol “AVO.” As of February 7, 2005, the last trading day before the date of this joint proxy statement/prospectus, the closing price for AMO common stock was $44.01.

AMO and VISX cannot complete the merger unless AMO stockholders approve the issuance of shares of AMO common stock in the merger and VISX stockholders approve and adopt the merger agreement and the merger contemplated by the merger agreement. The obligations of AMO and VISX to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger. More information about AMO, VISX and the merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled “ Risk Factors” beginning on page 26.

The AMO board of directors unanimously recommends that AMO stockholders vote “FOR” the proposal to approve the issuance of shares of AMO common stock in the merger. The VISX board of directors unanimously recommends that VISX stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

The proposals are being presented to the respective stockholders of each company at their special meetings. The dates, times and places of the meetings are as follows:

For AMO stockholders:	For VISX stockholders:
, , a.m., local time	, , a.m., local time at
Advanced Medical Optics, Inc. 1700 East St. Andrew Place Santa Ana, California 92705	VISX, Incorporated 3400 Central Expressway Santa Clara, California 95051

Your vote is very important. Whether or not you plan to attend your respective company’s special meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,

James V. Mazzo	Elizabeth H. Dávila
President and Chief Executive Officer	Chairman and Chief Executive Officer
Advanced Medical Optics, Inc.	VISX, Incorporated

None of the Securities and Exchange Commission, any state securities regulator or any regulatory authority has approved or disapproved of these transactions or the securities to be issued under this joint proxy statement/prospectus or determined if the disclosure in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             ,         , and is being mailed to stockholders of AMO and VISX on or about             ,         .

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about AMO and VISX from documents that are not included in or delivered with this joint proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see “Additional Information—Where You Can Find More Information” beginning on page 160.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus from AMO or VISX, as applicable, or from the Securities and Exchange Commission, which is referred to as the SEC, through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from AMO and VISX without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. AMO stockholders and VISX stockholders may request a copy of such documents by contacting the applicable department at:

Advanced Medical Optics, Inc.	VISX, Incorporated
1700 East St. Andrew Place	3400 Central Expressway
Santa Ana, California 92705	Santa Clara, California 95051
Attn: Investor Relations	Attn: Investor Relations

In addition, you may obtain copies of the information relating to AMO, without charge, by sending an e-mail to investors@AMO-inc.com or by calling (714) 247-8348.

You may obtain copies of the information relating to VISX, without charge, by sending an e-mail to ir@VISX.com or by calling (408) 773-7600.

We are not incorporating the contents of the websites of the SEC, AMO, VISX or any other person into this document. We are only providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for your convenience.

In order for you to receive timely delivery of the documents in advance of the AMO and VISX special meetings, AMO or VISX, as applicable, should receive your request no later than                     ,             .

ADVANCED MEDICAL OPTICS, INC.

1700 East St. Andrew Place

Santa Ana, California 92705

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2005

To the Stockholders of Advanced Medical Optics, Inc.:

We will hold a special meeting of stockholders of AMO at AMO’s principal executive offices located at 1700 East St. Andrew Place, Santa Ana, California 92705, on             , 2005, at              a.m. local time, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of shares of AMO common stock in the merger, pursuant to the Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, a wholly owned subsidiary of AMO, and VISX, Incorporated, as amended.

2. To consider and vote upon a proposal to approve an amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock from 120,000,000 to 240,000,000.

3. To consider and vote upon a proposal to approve the AMO 2005 Incentive Compensation Plan.

4. To consider and vote upon a proposal to approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan.

5. To consider and vote upon a proposal to approve the Amended and Restated AMO 2002 International Stock Purchase Plan.

AMO stockholders will also be asked to consider and vote upon any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

These items of business are described in this joint proxy statement/prospectus. Only AMO stockholders of record at the close of business on Wednesday, January 26, 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. A list of stockholders eligible to vote at the AMO special meeting will be available for inspection at the special meeting and at the executive offices of AMO during regular business hours for a period of no less than ten days prior to the special meeting.

The AMO board of directors unanimously recommends that you vote “FOR” the proposal to approve the issuance of shares of AMO common stock in the merger, “FOR” the proposal to amend the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock, “FOR” the proposal to approve the AMO 2005 Incentive Compensation Plan, “FOR” the proposal to approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan and “FOR” the proposal to approve the Amended and Restated AMO 2002 International Stock Purchase Plan.

Your vote is very important. If you are the record holder of your shares, whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card as soon as possible and return it in the postage-prepaid envelope provided, or use our 24-hour a day telephone or Internet voting options to submit a proxy. If you hold your shares through a broker or nominee (i.e., in street name), whether or not you plan to attend the special meeting, please complete, sign and return the voting instruction form provided to you by the record holder of your shares. In addition, you should check the voting instruction form provided to you by the record holder of your shares to determine whether you will be able to submit voting instructions by telephone or the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card will ensure your shares are represented at the special meeting, but will not prevent you from attending and voting in person at the special meeting. However, if you do not submit a proxy or voting instructions now, or if you do not vote in person at the special meeting, the effect may be the same as a vote against the proposals being submitted to AMO stockholders at the special meeting or may have a negative effect on AMO’s ability to obtain the necessary quorum or the number of votes necessary to be cast on a particular proposal. For more detailed instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The AMO Special Meeting” beginning on page 48.

By Order of the Board of Directors,

AIMEE S. WEISNER

Corporate Vice President,

General Counsel and Secretary

Advanced Medical Optics, Inc.

                    ,

VISX, INCORPORATED

3400 Central Expressway

Santa Clara, California 95051

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2005

To the Stockholders of VISX, Incorporated:

We will hold a special meeting of stockholders of VISX at VISX’s principal executive offices located at 3400 Central Expressway, Santa Clara, California 95051, on             , 2005 at          a.m. local time, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, a wholly owned subsidiary of AMO, and VISX, Incorporated, as amended, and the merger contemplated by the merger agreement, pursuant to which Vault Merger Corporation would merge with VISX and each outstanding share of VISX common stock is expected to be converted into the right to receive 0.552 of a share of AMO common stock and $3.50 in cash, subject to adjustment as more fully described in the attached joint proxy statement/prospectus.

VISX stockholders will also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting.

The VISX board of directors has unanimously approved the merger agreement and the merger contemplated by the merger agreement, and recommends that you vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, as described in this joint proxy statement/prospectus.

Only VISX stockholders of record at the close of business on Wednesday, January 26, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A complete list of VISX stockholders entitled to vote at the VISX special meeting will be available for inspection at the executive offices of VISX during regular business hours for a period of no less than ten days before the special meeting. You should be prepared to present photo identification for admittance to the special meeting (including adjournments or postponements). In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in “street name”), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 26, 2005, or similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Your vote is very important. If you are the record holder of your shares, whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card as soon as possible and return it in the postage-prepaid envelope provided, or use our 24-hour a day telephone or Internet voting options to submit a proxy. If you hold your shares through a broker or nominee (i.e., in “street name”), whether or not you plan to attend the special meeting, please complete, sign and return the voting instruction form provided to you by the record holder of your shares. In addition, you should check the voting instruction form provided to you by the record holder of your shares to determine whether you will be able to submit voting instructions by telephone or the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card will ensure your shares are represented at the special meeting, but will not prevent you from attending and voting in person at the special meeting. However, if you do not submit a proxy or voting instructions now, or if you do not vote in person at the special meeting, the effect will be the same as a vote against the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. For more detailed instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The VISX Special Meeting” beginning on page 68.

By Order of the Board of Directors,

JOHN F. RUNKEL, JR.

Senior Vice President of Business Development, General Counsel and Secretary

VISX, Incorporated

                    ,

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of AMO or VISX, may have regarding the merger and the other matters being considered at the respective special meetings of AMO and VISX stockholders and brief answers to those questions. AMO and VISX urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at their respective special meetings of stockholders. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	AMO and VISX have agreed to the merger of VISX with a wholly owned subsidiary of AMO under the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, AMO stockholders must vote to approve the issuance of shares of AMO common stock in the merger and VISX stockholders must approve and adopt the merger agreement and the merger contemplated by the merger agreement. AMO and VISX will hold separate special meetings of their respective stockholders to obtain these approvals.

This joint proxy statement/prospectus contains important information about the merger, the merger agreement and the special meetings of the respective stockholders of AMO and VISX, which you should read carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your shares without attending your respective company’s special meeting. For more specific information on how to vote, please see the questions and answers for each of the AMO and VISX stockholders below.

Q:	Why are AMO and VISX proposing the merger?

A:	AMO and VISX both believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies because the merger will allow stockholders of both companies the opportunity to participate in a larger, more diversified company. We both also believe that the combination will create a stronger and more competitive provider of ophthalmic medical devices that we believe to be well positioned to create more stockholder value than either AMO or VISX could on its own. VISX is also proposing the merger to provide its stockholders with the opportunity to receive a premium for their shares as well as the opportunity to participate in the growth and opportunities of the combined company and to realize cash for the value of a portion of their shares in the merger. The AMO and VISX boards of directors also considered various negative factors including the incremental debt associated with the merger, the costs and challenges of integrating the businesses of AMO and VISX, and the risk that the potential benefits sought in the merger might not be fully realized. To review the reasons for the merger as well as the negative factors considered by the AMO and VISX boards of directors in greater detail, see “The Merger—Recommendation of the AMO Board of Directors” beginning on page 80, “The Merger—Recommendation of the VISX Board of Directors” beginning on page 82, “The Merger—Reasons for the Merger” beginning on page 84 and “Risk Factors—Risks Relating to the Merger” beginning on page 26.

Q:	What will happen in the merger?

A:	In the merger, Vault Merger Corporation, a wholly owned subsidiary of AMO, will merge with VISX, with VISX surviving as a wholly owned subsidiary of AMO.

Q:	What consideration will VISX stockholders receive in the merger?

A:	VISX stockholders are expected to receive 0.552 of a share of AMO common stock and $3.50 in cash for each share of VISX common stock they own at the completion of the merger, but this mixture of AMO common stock and cash is subject to adjustment as more fully described below. Until the completion of the merger the trading price of AMO common stock could fluctuate. Because you will receive a fixed number of shares of AMO common stock in the merger, the value of AMO common stock you will receive could fluctuate as well. Therefore, you will not know the precise overall economic value of the merger consideration you will receive until the closing date of the merger. In this joint proxy statement/prospectus, we refer to the stock and cash consideration to be paid to VISX stockholders by AMO as the merger consideration. Each VISX stockholder will receive cash for any fractional share of AMO common stock that the stockholder would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by the stockholder.

Q:	Under what circumstances would the mix of cash and stock consideration to be received by VISX stockholders in the merger change?

A:	As more fully described below, the merger is expected to qualify as a “reorganization” under the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code. If neither counsel to AMO nor counsel to VISX is able to render an opinion at the completion of the merger that the merger qualifies as a “reorganization” (based on the mix of cash and stock consideration described above in the preceding answer) within the meaning of Section 368(a) of the Internal Revenue Code, then the amount of the cash merger consideration will be reduced and the amount of the stock merger consideration will be increased, in each case to the minimum extent necessary to enable either counsel to render this opinion at the completion of the merger. See “Risk Factors—Risks Relating to the Merger” beginning on page 26. Based upon the number of shares of VISX common stock outstanding on November 8, 2004, this would occur if the trading price of AMO common stock on the closing date is below approximately $25.37.

In the event of any such adjustment, the overall economic value of the merger consideration issuable and payable for each share of VISX common stock in the merger as of the closing date will still be calculated based on the trading price of AMO common stock at the closing and therefore will not change. In other words, if an adjustment is made to the mix of cash and stock consideration, the total value of the stock consideration and the cash consideration after any adjustment will still be calculated on the closing date and will be equal to the total value of the stock consideration and the cash consideration prior to the adjustment, but the specific amounts of stock and cash consideration would change. For a full description of the possible adjustment, see “The Merger Agreement—Alternative Merger Consideration” beginning on page 114. AMO and VISX will not know, however, whether any such adjustment is necessary until immediately prior to the completion of the merger. As a result, at the time of the VISX special meeting, VISX stockholders will not know the exact number of shares of AMO common stock to be issued and cash to be paid in the merger for each share of VISX common stock.

Q:	How will AMO stockholders be affected by the merger and issuance of AMO common stock in the merger?

A:	After the merger, AMO stockholders will continue to own their existing shares of AMO common stock. Accordingly, AMO stockholders will hold the same number of shares of AMO common stock that they held immediately prior to the merger. However, because AMO will be issuing new shares of AMO common stock to VISX stockholders in the merger, each outstanding share of AMO common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of AMO common stock outstanding after the merger. Based on the number of shares of AMO and VISX common stock outstanding on November 9, 2004, we expect that AMO stockholders before the merger will hold approximately 58.5% of the fully diluted shares of AMO common stock immediately following the merger.

Q:	When do AMO and VISX expect the merger to be completed?

A:	AMO and VISX are working to complete the merger as quickly as practicable and currently expect that the merger would be completed in the first quarter of 2005 within two business days following the approval and adoption by the VISX stockholders of the merger agreement and the merger contemplated by the merger agreement and approval by the AMO stockholders of the issuance of shares of AMO common stock in the merger.

Q:	What are the United States federal income tax consequences of the merger?

A:	We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a “reorganization,” VISX stockholders will generally recognize gain, but not loss, equal to the lesser of:

•	the amount of cash they receive in the merger; or

•	the amount equal to the excess, if any, of (i) the sum of the amount of cash and the fair market value of AMO common stock they receive in the merger, over (ii) the adjusted tax basis of their VISX common stock exchanged.

No gain or loss will be recognized by VISX, AMO or AMO stockholders as a result of the merger.

Tax matters are complicated, and the tax consequences of the merger to each VISX stockholder will depend on the facts of each stockholder’s situation. VISX stockholders are urged to read carefully the discussion in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 99 and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Q:	What are AMO stockholders voting on?

A:	AMO stockholders are voting on a proposal to approve the issuance of shares of AMO common stock in the merger. The approval of this proposal by AMO stockholders is a condition to the effectiveness of the merger.

AMO stockholders are also voting on a proposal to approve an amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock from 120,000,000 to 240,000,000. Approval of this proposal is not a condition to the effectiveness of the merger. However, as long as AMO stockholders approve the amendment to the AMO certificate of incorporation, even if AMO stockholders do not approve the proposal to issue shares of AMO common stock in the merger or any of the other proposals, the amendment to the AMO certificate of incorporation could be implemented. A copy of the amendment to the AMO certificate of incorporation is attached to this joint proxy statement/prospectus as Annex B.

In addition, AMO stockholders are voting on a proposal to approve the AMO 2005 Incentive Compensation Plan. Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the AMO 2005 Incentive Compensation Plan but do not approve the proposal to issue shares of AMO common stock in the merger or any of the other proposals, the 2005 Incentive Compensation Plan will not be implemented. A copy of the AMO 2005 Incentive Compensation Plan is attached to this joint proxy statement/prospectus as Annex C.

AMO stockholders are also voting on a proposal to approve the amendment to the AMO 2002 Employee Stock Purchase Plan. Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan but do not approve the proposal to issue shares of AMO common stock in the merger, the Amended and Restated AMO 2002 Employee Stock Purchase Plan will not be implemented. A copy of the Amended and Restated AMO 2002 Employee Stock Purchase Plan is attached to this joint proxy statement/prospectus as Annex D.

Further, AMO stockholders are voting on a proposal to approve the amendment to the AMO 2002 International Stock Purchase Plan. Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the Amended and Restated AMO 2002 International Stock Purchase Plan but do not approve the proposal to issue shares of AMO common stock in the merger, the Amended and Restated AMO 2002 International Stock Purchase Plan will not be implemented. A copy of the Amended and Restated AMO 2002 International Stock Purchase Plan is attached to this joint proxy statement/prospectus as Annex E.

AMO stockholders are voting on each proposal separately. Except as described above, the vote of an AMO stockholder on one proposal has no bearing on any of the other proposals, or any other matter that may come before the special meeting.

Q:	What vote of AMO stockholders is required to approve the issuance of shares of AMO common stock in the merger?

A:	Approval of the issuance of shares of AMO common stock in the merger requires the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal.

Q:	What vote of AMO stockholders is required to approve the amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock?

A:	The proposal to approve the amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock requires the affirmative vote of the holders of a majority of the outstanding shares of AMO common stock entitled to vote at the AMO special meeting.

Q:	What vote of AMO stockholders is required to approve the separate proposals to adopt the AMO 2005 Incentive Compensation Plan, the Amended and Restated AMO 2002 Employee Stock Purchase Plan and the Amended and Restated AMO 2002 International Stock Purchase Plan?

A.	The separate proposals to approve the adoption of the AMO 2005 Incentive Compensation Plan and the Amended and Restated AMO 2002 Employee Stock Purchase Plan each requires the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal. The vote of AMO stockholders is not required to approve the Amended and Restated AMO 2002 International Stock Purchase Plan, but as a matter of good corporate governance, AMO is seeking the approval of the affirmative vote of the holders of a majority of shares of AMO common stock cast on this proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal.

Q:	How does the AMO board of directors recommend that AMO stockholders vote?

A:	The AMO board of directors believes that the merger is advisable to and in the best interests of AMO and its stockholders and unanimously recommends that AMO stockholders vote “FOR” the proposal to approve the issuance of shares of AMO common stock in the merger.

The AMO board of directors also unanimously recommends that AMO stockholders vote “FOR” the proposal to amend the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock, “FOR” the proposal to approve the AMO 2005 Incentive Compensation Plan, “FOR” the proposal to approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan and “FOR” the proposal to approve the Amended and Restated AMO 2002 International Stock Purchase Plan.

For a more complete description of the recommendations of the AMO board of directors, see “The AMO Special Meeting—Recommendation of the AMO Board of Directors” beginning on page 48.

Q:	What are VISX stockholders voting on?

A:	VISX stockholders are voting on a proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. The approval of this proposal by VISX stockholders is a condition to the effectiveness of the merger.

Q:	What vote of VISX stockholders is required to approve and adopt the merger agreement and the merger contemplated by the merger agreement?

A:	The affirmative vote of the holders of a majority of the outstanding shares of VISX common stock entitled to vote at the VISX special meeting is required to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

Q:	How does the VISX board of directors recommend that VISX stockholders vote?

A:	The VISX board of directors unanimously recommends that VISX stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. The VISX board of directors has determined that the merger agreement and the merger contemplated by the merger agreement are advisable, and fair to and in the best interests of VISX and its stockholders. Accordingly, the VISX board of directors has approved the merger agreement and the merger contemplated by the merger agreement. For a more complete description of the recommendation of the VISX board of directors, see “The VISX Special Meeting—Recommendation of the VISX Board of Directors” beginning on page 68.

Q:	When and where will the special meetings of stockholders be held?

A:	The AMO special meeting will take place at 1700 East St. Andrew Place, Santa Ana, California 92705, on , 2005, at a.m. local time. The VISX special meeting will take place at VISX’s principal executive offices located at 3400 Central Expressway, Santa Clara, California 95051, on , 2005, at a.m. local time.

Q:	Who can attend and vote at the special meetings?

A:	All AMO stockholders of record as of the close of business on Wednesday, January 26, 2005, the AMO record date, are entitled to receive notice of and to vote at the AMO special meeting. All VISX stockholders of record as of the close of business on Wednesday, January 26, 2005, the VISX record date, are entitled to receive notice of and to vote at the VISX special meeting. You may cast one vote for each share of your respective company’s common stock that you owned on your respective company’s record date.

Q:	What should I do now in order to vote on the proposals being considered at my company’s special meeting?

A:	AMO stockholders of record as of the AMO record date (including participants in the AMO Company Stock Fund of the AMO 401(k) Plan), and VISX stockholders of record as of the VISX record date may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold AMO common stock or VISX common stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Additionally, you may also vote in person by attending your respective company’s special meeting. If you plan to attend your respective company’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at your respective company’s special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend your company’s special meeting, you should submit your proxy card or voting instruction form as described in this joint proxy statement/prospectus.

Q:	What will happen if I abstain from voting or fail to vote?

A:	An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting.

An abstention or the failure of an AMO stockholder to vote will have the same effect as voting against the issuance of shares of AMO common stock in the merger, the approval of the amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock, the approval of the AMO 2005 Incentive Compensation Plan, the approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan and the approval of the Amended and Restated AMO 2002 International Stock Purchase Plan. The failure of an AMO stockholder to vote or to instruct your broker to vote if your shares are held in “street name” may have a negative effect on AMO’s ability to obtain the number of votes necessary to be cast for approval of the issuance of shares of AMO common stock in the merger in accordance with the listing requirements of the New York Stock Exchange, which is referred to as the NYSE, the approval of the Amended and Restated AMO certificate of incorporation to increase the number of authorized shares of AMO common stock, the approval of the AMO 2005 Incentive Compensation Plan, the approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan and the approval of the amendment to the AMO 2002 International Stock Purchase Plan.

An abstention or the failure of a VISX stockholder to vote or to instruct your broker to vote if your shares are held in “street name” will have the same effect as voting against the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering a signed written notice of revocation to the Secretary of your respective company;

•	signing and delivering a new, valid proxy bearing a later date;

•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

•	attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in “street name” you must contact your broker, bank or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials for my company’s special meeting?

A:	You may receive more than one set of voting materials for your company’s special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, holders of VISX common stock have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of common stock, as determined by the Delaware Chancery Court, rather than the merger consideration. The fair value determined by the court could be more than, less than or equal to the value of the merger consideration. To exercise appraisal rights, VISX stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Dissenters’ or Appraisal Rights” beginning on page 102. In addition, the text of the applicable provisions of Delaware General Corporation Law, or the DGCL, is included as Annex F to this joint proxy statement/prospectus. Any VISX stockholder wishing to exercise appraisal rights is urged to consult with legal counsel before attempting to exercise those rights.

Holders of AMO common stock are not entitled to appraisal rights in connection with the issuance of AMO common stock in the merger.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Toll-Free: (800) 322-2885

Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

SUMMARY

The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger contemplated by the merger agreement, we encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about AMO and VISX that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information—Where You Can Find More Information” beginning on page 160.

The Companies

AMO

Advanced Medical Optics, Inc.

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

AMO’s Business

AMO is a global leader in the development, manufacturing and marketing of ophthalmic surgical and eye care products. AMO focuses on developing a broad suite of innovative technologies and devices to address a wide range of eye disorders. Products in the ophthalmic surgical line include foldable intraocular lenses, phacoemulsification systems, viscoelastics and related products used in cataract and refractive surgery, and microkeratomes used in LASIK procedures. Products in the contact lens care line include disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops.

AMO owns or has the rights to such well-known ophthalmic surgical product brands as Phacoflex®, Clariflex®, Array®, Sensar®, Tecnis®, CeeOn® and Verisyse® intraocular lenses, the Sovereign® and Sovereign® Compact™ phacoemulsification systems with WhiteStar™ technology, the Healon® family of viscoelastics, the Baerveldt® glaucoma shunt and the Amadeus™ microkeratome. Among the well-known contact lens care product brands the company possesses are COMPLETE®, COMPLETE® Blink-N-Clean®, COMPLETE® Moisture PLUS™, Consept®F, Consept® 1 Step, Oxysept® 1 Step, UltraCare®, Ultrazyme®, Total Care® and blink™ branded products. Amadeus is a licensed product of, and a trademark of SIS, Ltd.

AMO became an independent company in June 2002 following a spin-off from Allergan, Inc. AMO is based in Santa Ana, California, employs approximately 2,800 people worldwide and has operations in approximately 20 countries and markets products in approximately 60 countries.

Recent Developments

On February 8, 2005, AMO announced its results for the fourth quarter and full year ended December 31, 2004. Reported net earnings for the fourth quarter were $10.1 million, or $0.26 per fully diluted share, compared to $9.7 million, or $0.28 per fully diluted share, in the same quarter one year ago. For the full year, AMO recorded a loss of $129.4 million, or a loss of $3.89 per share, compared to net earnings of $10.4 million, or $0.35 per fully diluted share, for 2003. Net revenue for the fourth quarter rose 34.6 percent, including a 5.3 percent increase related to foreign currency, to $224.7 million, compared to the fourth quarter of 2003, reflecting continued growth in the company’s ophthalmic surgical and eye care franchises, and the benefits of the Pfizer acquisition. For 2004, net revenue was $742.1 million, compared to $601.5 million in 2003, representing a 23.4 percent increase, including a 6.2 percent increase related to foreign currency.

Ophthalmic Surgical

Ophthalmic surgical revenue grew 56.0 percent in the fourth quarter, including a 5.9 percent increase related to foreign currency, to $135.0 million, compared to $86.5 million in the year-ago quarter. Quarterly highlights included:

•	Total intraocular lens (IOL) sales rose 20.2 percent to $68.4 million, compared to $56.9 million in the fourth quarter of 2003. The increase reflects primarily the acquisition of the Pfizer ophthalmic surgical business and the strength of AMO’s promoted IOL technologies, the Tecnis® and Sensar® lenses.

•	Sales of viscoelastics rose more than nine-fold during the quarter to $37.1 million, compared to $4.0 million one year ago. This rise reflected the addition of the Healon® family of viscoelastics, which AMO acquired as part of the Pfizer transaction, as well as continued growth of AMO’s existing Vitrax® brand.

•	Sales of phacoemulsification products grew 4.4 percent during the quarter to $20.9 million, compared to $20.0 million one year ago. Growth was led by AMO’s Sovereign Compact™ system with WhiteStar™ technology, as well as recurring revenue from the consumable surgical packs used during every phacoemulsification procedure performed with an AMO machine.

For the full year 2004, ophthalmic surgical revenue grew 34.9 percent, including a 6.3 percent increase related to foreign currency, to $413.4 million, compared to $306.5 million in 2003.

Eye Care

Eye care revenue growth remained strong in the fourth quarter, rising 11.5 percent, including a 4.6 percent increase related to foreign currency, to $89.7 million, compared to $80.5 million in 2003’s fourth quarter. Sales of AMO’s flagship COMPLETE® branded product line were up 4.9 percent for the quarter and 17.6 percent for the full year.

For the full year 2004, eye care revenue grew 11.4 percent, including a 6.2 percent increase related to foreign currency, to $328.7 million, compared to $294.9 million in 2003.

Additional Operating Results

The following are additional operating highlights for the fourth quarter and full year of 2004.

•	Gross profit for the fourth quarter of 2004 was $131.1 million and included a $14.1 million manufacturing profit capitalized in inventory and expensed related to the Pfizer ophthalmic surgical acquisition. In 2003’s fourth quarter, the company’s gross profit was $102.9 million. For 2004, the gross profit was $435.9 million and included a $28.1 million manufacturing profit capitalized in inventory and expensed related to the Pfizer ophthalmic surgical acquisition. In 2003, AMO’s gross profit was $373.6 million. The year-over-year growth in gross profit reflected the increase in revenue and continued execution of AMO’s manufacturing strategy.

•	Research and development expense in the fourth quarter of 2004 was $14.6 million, up 40 percent from $10.4 million in the same period last year. For 2004, R&D expense was $73.7 million and included a $28.1 million in-process R&D charge related to the Pfizer ophthalmic surgical acquisition. For 2003, AMO recorded R&D expenses of $37.4 million.

•	SG&A expense for the fourth quarter was $92.6 million, or 41.2 percent of sales. In the fourth quarter of 2003, AMO had SG&A expenses of $71.6 million, or 42.9 percent of sales. For 2004, SG&A expense stood at $329.2 million and included $2.3 million in certain charges related to the Pfizer ophthalmic surgical acquisition. SG&A expense for 2003 was $276.7 million.

•	Operating income for the fourth quarter was $23.9 million and included $14.1 million in certain charges related to the Pfizer ophthalmic surgical acquisition. In the fourth quarter of 2003, operating income was $20.9 million. For 2004, operating income was $33.0 million and included $58.5 million in certain charges related to the Pfizer ophthalmic surgical acquisition. In 2003, AMO reported $59.5 million in operating income.

During the quarter, AMO reduced its total debt outstanding to $552.6 million, from $568.4 million at the end of the third quarter. This reduction reflects the repayment of a portion of the $250 million Term B loan and the exchange of approximately $4.8 million principal amount of 3.5 percent convertible bonds during the quarter.

VISX

VISX, Incorporated

3400 Central Expressway

Santa Clara, California 95051

(408) 773-2020

VISX’s Business

VISX is a leader in the design and development of proprietary technologies and systems for laser vision correction of refractive vision disorders. Laser vision correction treats refractive vision disorders by removing sub-micron layers of tissue from the surface of the cornea and reshaping the eye, thereby eliminating or reducing a patient’s reliance on eyeglasses or contact lenses. VISX products include the VISX STAR™ Excimer Laser System, which is a fully integrated ophthalmic medical device incorporating an excimer laser and a computer-driven workstation; the VISX WaveScan® System, which is a diagnostic device that uses laser beam technology to measure comprehensive refractive errors of the eye and derive comprehensive refractive information about a patient’s individual optical system; and VISX treatment cards, which provide the user with specific access to proprietary software and are required to operate the VISX STAR™ Excimer Laser System.

VISX sells products worldwide and generates the majority of its revenues through licensing fees charged for the performance of laser vision correction using the VISX STAR™ Excimer Laser System. The license fee charged for a particular procedure depends on whether the procedure is performed in the United States or internationally, and the type of procedure involved. VISX has also licensed its technology to other laser system companies and generally receives royalties for the sale of its systems or for procedures that are performed in the United States using its systems.

VISX is a Delaware corporation organized in 1988. VISX is headquartered in Santa Clara, California and employs approximately 350 people on a full-time basis.

The Merger (see page 72)

AMO and VISX have agreed to the acquisition of VISX by AMO under the terms of the merger agreement that is described in this joint proxy statement/prospectus. In the merger, Vault Merger Corporation, a wholly owned subsidiary of AMO, will merge with VISX, with VISX surviving as a wholly owned subsidiary of AMO. We have attached the merger agreement to this joint proxy statement/prospectus as Annex A. We encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration

VISX stockholders are expected to receive 0.552 of a share of AMO common stock and $3.50 in cash for each share of VISX common stock they own at the completion of the merger, but this mixture of AMO common stock and cash is subject to adjustment as more fully described below. Until the completion of the merger the trading price of AMO common stock could fluctuate. Because you will receive a fixed number of shares of AMO common stock in the merger, the value of AMO common stock you will receive could fluctuate as well. Therefore, you will not know the precise overall economic value of the merger consideration you will receive until the closing date of the merger. If the merger is completed, we expect that up to approximately 29.2 million shares of AMO common stock will be issued on a fully diluted basis to VISX stockholders and holders of assumed options and phantom units.

The merger is expected to qualify as a “reorganization” under the Internal Revenue Code. If neither counsel to AMO nor counsel to VISX is able to render an opinion at the completion of the merger that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, based on the negotiated mixture of cash and stock consideration, then the amount of the cash merger consideration will be reduced and the amount of the stock merger consideration will be increased, in each case to the minimum extent necessary, to enable either counsel to render this opinion at the completion of the merger. In the event of any such adjustment, the number of shares of AMO common stock and amount of cash received by a VISX stockholder may change, but the overall economic value of the merger consideration issuable and payable for each share of VISX common stock in the merger as of the closing date will still be calculated based on the trading price of AMO common stock at the closing and therefore will remain the same. See “Risk Factors—Risks Relating to the Merger” beginning on page 26.

For a full description of the merger consideration and the possible adjustment to the merger consideration, see “The Merger Agreement—Treatment of Securities” beginning on page 111 and “The Merger Agreement—Alternative Merger Consideration” beginning on page 114.

Fractional Shares

AMO will not issue fractional shares of AMO common stock in the merger. As a result, each VISX stockholder will receive cash for any fractional share of AMO common stock the stockholder would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by the stockholder.

For a full description of the treatment of fractional shares, see “The Merger Agreement—Fractional Shares” beginning on page 112.

Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP

Each outstanding option to purchase VISX common stock that has an exercise price equal to or less than $26.93 will be converted at the effective time of the merger into an option to acquire AMO common stock and will become fully vested and immediately exercisable and assumed by AMO. Each VISX stock option that has an exercise price in excess of $26.93 will become fully vested and immediately exercisable upon the receipt of notice that if the option is not exercised within 15 days (30 days for options granted under VISX’s 1995 Director Option and Stock Deferral Plan), the option will expire and be of no further force or effect. Each outstanding deferral account under VISX’s 1995 Director Option and Stock Deferral Plan with respect to phantom units of VISX common stock will be assumed and converted at the effective time of the merger into a deferral account with respect to phantom units of AMO common stock.

Each outstanding purchase right under the 1993 VISX Employee Stock Purchase Plan will be automatically exercised prior to the effective time of the merger and each share of VISX common stock purchased under those exercised rights will be cancelled and converted into the right to receive 0.552 of a share of AMO common stock and $3.50 in cash, subject to adjustment in the event that the mixture of AMO common stock to be issued and cash to be paid in the merger for each share of VISX common stock is adjusted as more fully described beginning on page 114.

For a full description of the treatment of VISX equity awards, see “The Merger Agreement—Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP” beginning on page 112.

AMO Board of Directors after the Merger (see page 122)

Upon completion of the merger, the AMO board of directors will be increased by one member. The directors of AMO prior to the completion of the merger will continue to serve as the directors of AMO after the merger and the vacancy created by the increase in the size of AMO board of directors will be filled by the appointment of Elizabeth H. Dávila, Chairman and Chief Executive Officer of VISX.

Ownership of AMO after the Merger

Based on the number of shares of AMO and VISX common stock outstanding on January 26, 2005, VISX stockholders will hold approximately 41.5% of the fully diluted shares of AMO common stock immediately after the merger and will receive an aggregate of approximately $185 million in cash. In addition, the amount of AMO common stock issuable for each share of VISX common stock may be increased, and the amount of cash payable for each share of VISX common stock may be decreased. In the event of any such adjustment, VISX stockholders as a whole will hold a larger percentage of the fully diluted AMO common stock immediately after giving effect to the merger.

For a full description of the possible adjustment, see “The Merger—Alternative Merger Consideration” beginning on page 114.

Opinions of Financial Advisors (see pages 85 and 91)

AMO

On November 9, 2004, Morgan Stanley & Co. Incorporated, or Morgan Stanley, financial advisor to AMO, delivered to the AMO board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 9, 2004, that, as of that date, the merger consideration to be paid by AMO pursuant to the merger agreement was fair from a financial point of view to AMO. The full text of Morgan Stanley’s written opinion is attached to this joint proxy statement/prospectus as Annex G. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Morgan Stanley’s opinion is directed to the AMO board of directors and addresses only the fairness from a financial point of view of the merger consideration to be paid by AMO pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not constitute a recommendation to any AMO stockholder as to how such stockholder should vote with respect to the proposed transaction. Pursuant to an engagement letter between AMO and Morgan Stanley, AMO has agreed to pay Morgan Stanley a transaction fee equal to the lesser of 0.75% of the aggregate value of the transaction (which, calculated on the basis of market data as of February 4, 2005 would have been $11.1 million) or $11.5 million. Of this transaction fee, $2 million was payable upon the announcement of the transaction with the remaining $9.1 million (calculated on the basis of market data as of January 21, 2005) to be payable upon the completion of the transaction.

VISX

On November 9, 2004, Goldman, Sachs & Co., or Goldman Sachs, financial advisor to VISX, delivered its opinion to the VISX board of directors that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be received by holders of VISX common stock pursuant to the merger agreement, taken in the aggregate, is fair from a financial point of view to the VISX stockholders.

The full text of the written opinion of Goldman Sachs, dated November 9, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex H. Goldman Sachs provided its opinion for the information and assistance of the VISX board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of VISX common stock should vote with respect to the merger. Pursuant to an engagement letter between VISX and Goldman Sachs, VISX has agreed to pay Goldman Sachs a transaction fee equal to the greater of $10 million or 0.75% of the aggregate consideration paid to VISX stockholders in connection with the transaction, which represents a fee of approximately $10.1 million calculated on the basis of market data as of February 4, 2005, all of which is payable upon consummation of the transaction.

Share Ownership of Directors and Executive Officers

At the close of business on the AMO record date, directors and executive officers of AMO and their affiliates beneficially owned and were entitled to vote approximately 114,692 shares of AMO common stock, collectively representing approximately 0.3% of the shares of AMO common stock outstanding on that date.

At the close of business on the VISX record date, directors and executive officers of VISX and their affiliates beneficially owned and were entitled to vote approximately 3,163,435 shares of VISX common stock, collectively representing approximately 6.3% of the shares of VISX common stock outstanding on that date.

Interests of Directors and Executive Officers of VISX in the Merger (see page 106)

In considering the recommendation of the VISX board of directors with respect to the merger agreement and the merger contemplated by the merger agreement, you should be aware that members of the VISX board of directors and VISX executive officers have interests in the merger contemplated by the merger agreement that may be different than, or in addition to, the interests of VISX stockholders, generally. These interests include:

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of VISX following the merger;

•	the appointment of Elizabeth H. Dávila, currently the Chairman and Chief Executive Officer of VISX, to the AMO board of directors upon completion of the merger;

•	the potential receipt of severance payments, payable to the following executive officers in the following respective amounts if he or she were to be terminated without cause or were to resign pursuant to an involuntary termination at any time within the 24-month period following the completion of the merger:

Name and Title	Total Severance Payment
Elizabeth H. Dávila Chairman of the Board and Chief Executive Officer	$2,662,878.06

Douglas H. Post President and Chief Operation Officer	$2,874,855.15

John F. Runkel, Jr. Senior Vice President of Business Development and General Counsel	$2,092,245.39

Derek A. Bertocci Senior Vice President and Chief Financial Officer	$1,911,805.45

Carol F. H. Harner Senior Vice President, Research and Development	$1,266,107.66

Donald L. Fagen Vice President, Global Sales	$1,011,263.83

Alan F. Russell Vice President of Regulatory & Clinical Affairs	$1,575,251.77

Joaquin V. Wolff Vice President, Global Marketing	$990,867.12

Catherine E. Murphy Vice President, Human Resources	$1,476,537.52

Theresa A. Johnson Vice President, Operations	$1,507,972.92

and

•	the accelerated vesting of officers’ and directors’ outstanding stock options and phantom units of VISX common stock, as a result of which the following directors and executive officers will hold fully vested options and phantom units as set forth below, assuming the value of the merger consideration paid in the merger in respect of each share of VISX common stock is $26.52:

Non-Employee Directors	Aggregate Shares Subject to Outstanding Options*	Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options**	Phantom Units	Unvested Phantom Units
Laureen De Buono	50,000	27,188	$12.25	$713,600.00	1,537	328
Glendon E. French	54,000	3,000	$23.51	$423,777.50	880	—
John W. Galiardo	104,612	3,986	$16.89	$1,269,116.36	—	—
Jay T. Holmes	123,000	3,000	$26.35	$1,067,815.00	3,074	656
Gary S. Petersmeyer	39,043	13,125	$16.67	$384,481.47	1,537	328
Richard B. Sayford	60,000	3,000	$21.73	$548,585.00	880	—

*	Each aggregate share amount includes an option grant exercisable for 10,000 shares (11,972 solely in the case of Mr. Galiardo). These grants were made on May 13, 2004 in connection with the planned annual increase for members of the VISX board of directors.
**	Illustrates the economic value of all options held by each non-employee director assuming the acceleration of all such options in the merger and the exercise of all options with exercise prices below $26.52, or in-the-money options, immediately upon completion of the merger. Calculated for each non-employee director by multiplying the shares subject to in-the-money options by the difference between the value of the merger consideration as of November 9, 2004 ($26.52) and the exercise price of such in-the-money options.

Executive Officers and Employee Director	Aggregate Shares Subject to Outstanding Options		Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options*
Elizabeth H. Dávila Chairman of the Board and Chief Executive Officer	1,900,108		466,668	$17.26	$18,318,889.07
Douglas H. Post President and Chief Operating Officer	471,959		232,713	$18.97	$3,723,547.93
John F. Runkel, Jr. Senior Vice President of Business Development and General Counsel	128,000	**	108,126	$16.41	$1,294,692.27
Derek A. Bertocci Senior Vice President and Chief Financial Officer	335,821		103,128	$17.90	$2,895,083.50
Carol F.H. Harner Senior Vice President, Research and Development	205,681		84,752	$21.01	$1,317,430.52
Donald L. Fagen Vice President, Global Sales	104,500		68,751	$15.09	$1,194,677.50
Alan F. Russell Vice President of Regulatory & Clinical Affairs	142,500		71,877	$16.67	$1,403,988.75
Joaquin V. Wolff Vice President, Global Marketing	98,440		44,898	$16.16	$1,060,263.31
Catherine E. Murphy Vice President, Human Resources	103,000		71,251	$14.43	$1,245,076.25
Theresa A. Johnson Vice President, Operations	132,000		62,459	$21.83	$971,885.84

*	Illustrates the economic value of all options held by each executive officer assuming the acceleration of all such options in the merger and the exercise of all options with exercise prices below $26.52, or in-the-money options, immediately upon completion of the merger. Calculated for each executive officer by multiplying the shares subject to in-the-money options by the difference between the value of the merger consideration as of November 9, 2004 ($26.52) and the exercise price of such in-the-money options.
**	Includes options exercisable for 35,000 shares issued to Mr. Runkel on August 19, 2004 in connection with his promotion to senior vice president of business development.

The VISX board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Listing of AMO Common Stock and Delisting and Deregistration of VISX Common Stock (see page 105)

Application will be made to have the shares of AMO common stock issued in the merger approved for listing on the NYSE. If the merger is completed, VISX common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and VISX will no longer file periodic reports with the SEC.

Merely voting against the merger will not preserve the right of VISX stockholders to appraisal under the DGCL. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. VISX stockholders who hold shares in the name of a broker or other nominee must instruct their nominee to take the steps necessary to enable them to demand appraisal of their shares.

Annex F to this joint proxy statement/prospectus contains the full text of Section 262 of the DGCL, which relates to the rights of appraisal. We encourage you to read these provisions carefully and in their entirety.

Conditions to Completion of the Merger (see page 124)

A number of conditions must be satisfied before the merger will be completed. These include among others:

•	the receipt of the approval of the issuance of shares of AMO common stock in the merger by AMO stockholders, and the approval and adoption of the merger agreement and the merger contemplated by the merger agreement by VISX stockholders;

•	the expiration or termination of the waiting period, or any extension of the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and receipt of all clearances, consents and approvals necessary for completion of the merger under United States and foreign antitrust laws;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger;

•	the authorization for listing on the NYSE of the shares of AMO common stock to be issued in the merger;

•	the delivery of tax opinions of legal counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the representations and warranties of each party contained in the merger agreement being true and correct, except to the extent that breaches of these representations and warranties would not result in a material adverse effect on the representing party;

•	the performance or compliance in all material respects of each party with all agreements and covenants contained in the merger agreement at the completion of the merger; and

•	the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect with respect to either party.

Each of AMO, Vault Merger Corporation and VISX may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met. If either AMO or VISX were to waive the condition that the parties receive legal opinions that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, both companies would re-solicit stockholder approval of the merger prior to completing the merger. Neither AMO nor VISX can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Financing (see page 129)

AMO has obtained commitments from Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. to provide financing in connection with the merger under AMO’s existing senior secured credit facilities for revolving credit loans and/or term loans in an aggregate amount of $200 million, or a new senior secured credit facility in an aggregate amount of $500 million. Borrowings under the facilities are subject to the execution of definitive agreements and are expected to be collateralized by substantially all the assets of AMO and its domestic subsidiaries.

Regulatory Matters (see page 101)

The merger is subject to antitrust laws. AMO and VISX have made all required filings under applicable antitrust laws with the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC. The applicable waiting periods associated with those filings have expired and applicable regulatory clearances have been obtained. AMO and VISX are also required to make, and have made, applicable foreign antitrust filings and all foreign antitrust clearances, consents or approvals necessary for the completion of the merger have been obtained. Under the terms of the merger agreement, AMO is not required to sell, dispose of or hold separately any assets or businesses or interests in any assets or businesses of AMO, VISX or their respective affiliates, or make any other change in any portion of the businesses of VISX or AMO or incur any limitation on the conduct of the business of VISX or AMO in order to obtain any clearances, consents or approvals in connection with the merger.

Agreement to Complete the Merger (see page 123)

Each of AMO and VISX has agreed to cooperate fully with the other party and, subject to provisions in the merger agreement discussed above under Regulatory Matters, use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable law and regulations to complete the merger as promptly as practicable, but in no event later than June 30, 2005.

No Solicitation (see page 119)

The merger agreement contains detailed provisions that prohibit AMO and VISX and the subsidiaries of each of them, and their officers, directors and representatives from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 25% interest in the party’s total outstanding securities, a sale of more than 25% of the party’s assets or a merger or other business combination. The merger agreement does not, however, prohibit either party or its board of directors from considering and recommending to the party’s stockholders an unsolicited acquisition proposal from a third party if specified conditions are met.

Termination of the Merger Agreement (see page 126)

Under circumstances specified in the merger agreement, either AMO or VISX may terminate the merger agreement. Subject to the limitations set forth in the merger agreement, the circumstances generally include if:

•	the other party consents to termination;

•	the merger is not completed by June 30, 2005;

•	a non-appealable final order of a court or other action of any governmental authority has the effect of permanently prohibiting completion of the merger;

•	the required approval of the stockholders of each of AMO and VISX has not been obtained at its special meeting;

•	the other party breaches its representations, warranties or covenants in the merger agreement such that its conditions to completion of the merger regarding representations, warranties or covenants would not be satisfied;

•	the other party has not complied with the provisions of the merger agreement relating to non-solicitation and board recommendations; or

•	if there is an increase in the stock portion of the merger consideration that would cause the total number of shares of AMO common stock to be issued by AMO in connection with the merger to constitute more than 44.9% of the outstanding shares of AMO common stock following the merger, which we refer to as the walk away right.

We currently estimate that if the trading price of AMO common stock falls below approximately $17.75, then the walk away right would be triggered. In fulfilling their fiduciary duties, the AMO and VISX boards would each need to consider a number of factors in determining whether to exercise its walk away right, including in particular, whether the prior stockholder approvals remained valid in light of any such decrease in the trading price of AMO common stock and the facts and circumstances at that time, and whether re-solicitation of stockholder approval of the merger would be required under applicable law prior to completing the merger.

Break-up Fees (see page 127)

If the merger is not completed under certain circumstances specified in the merger agreement, AMO or VISX may be required to pay the other expenses in the amount of $8 million or a break-up fee of $45 million.

Material United States Federal Income Tax Consequences of the Merger (see page 99)

Counsel to AMO and counsel to VISX have each rendered opinions, based upon certain facts, representations and assumptions, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. No gain or loss will be recognized for United States federal income tax purposes by VISX, AMO, or AMO stockholders. VISX stockholders who receive the merger consideration will recognize gain, but not loss, equal to the lesser of:

•	the amount of cash they receive in the merger; or

•	the amount equal to the excess, if any, of (i) the sum of the amount of cash and the fair market value of AMO common stock they receive in the merger, over (ii) the adjusted tax basis of their VISX common stock exchanged.

Under certain circumstances, the merger agreement requires AMO and VISX to reduce the amount of the cash to be received by VISX stockholders in the merger to the minimum extent necessary, and increase the amount of stock to be received by VISX stockholders in the merger to the minimum extent necessary, to enable legal counsel to render their respective opinion or opinions, as the case may be, that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. AMO and VISX will not know whether any such adjustment is necessary until immediately prior to the completion of the merger because any determination regarding the tax qualification of the merger as a “reorganization” cannot be made until the date upon which AMO and VISX intend to complete the merger. For a full description of the possible adjustment, see “The Merger Agreement—Alternative Merger Consideration” beginning on page 114.

Tax matters are complicated, and the tax consequences of the merger to each VISX stockholder will depend on the facts of each stockholder’s situation. VISX stockholders are urged to read carefully the discussion in the section entitled “The Merger—Material United States Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Accounting Treatment (see page 101)

AMO will account for the merger as a business combination under United States generally accepted accounting principles.

Risk Factors

In evaluating the merger agreement and the merger, in the case of VISX stockholders, or the issuance of shares of AMO common stock in the merger, in the case of AMO stockholders, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 26.

Legal Proceedings Regarding the Merger (see page 110)

As of the date of this joint proxy statement/prospectus, VISX and AMO are aware of a consolidated class action lawsuit that has been filed against VISX, its board of directors and certain executive officers in connection with the merger. Among other things, the lawsuit seeks to prevent the completion of the merger. While it is not feasible to predict or determine with certainty the final outcome of this lawsuit, we believe this lawsuit is without merit, and is not likely to give rise to any liability that would materially affect VISX’s financial condition or results of operations. VISX intends to contest the lawsuit vigorously.

Material Differences in Rights of AMO Stockholders and VISX Stockholders (see page 144)

VISX stockholders receiving merger consideration in the form of shares of AMO common stock will have different rights once they become AMO stockholders due to differences between the governing documents of AMO and VISX. These differences are described in detail under “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 144.

Summary Selected Historical Financial Data

AMO and VISX are providing the following information to aid you in your analysis of the financial aspects of the merger.

AMO

The selected consolidated financial data below as of and for each of the years in the five-year period ended December 31, 2003 has been derived from AMO’s audited consolidated financial statements as of December 31, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and from AMO’s unaudited consolidated financial statement as of December 31, 1999, except for the financial data for the nine months ended September 24, 2003 and 2004, which is derived from AMO unaudited condensed consolidated financial statements. The unaudited results reflect all the adjustments (consisting only of normal recurring adjustments) that AMO management considers necessary for a fair statement of operating results. The information is only a summary and should be read in conjunction with AMO consolidated financial statements, accompanying notes and management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference into this joint proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 160.

	Nine Months Ended
	September 24,		September 26,	Year Ended December 31,
	Pro Forma for Pfizer Acquisition 2004(1)	2004(2)	2003(3)	Pro Forma for Pfizer Acquisition 2003(1)(3)	2003(3)	2002(3)	2001	2000	1999
	(in thousands, except per share amounts)
Statement of Operations:
Net sales	$592,291	$517,414	$434,464	$748,433	$601,453	$538,087	$543,095	$570,573	$577,644
Cost of sales	221,392	212,577	163,763	299,370	227,811	204,338	212,090	231,426	236,002
Gross profit	370,899	304,837	270,701	449,063	373,642	333,749	331,005	339,147	341,642
Selling, general and administrative	265,204	236,620	205,106	334,615	276,695	235,977	222,885	241,047	255,666
Research and development	32,467	31,043	26,996	40,201	37,413	29,917	28,990	29,878	27,765
In-process research and development	—	28,100	—	—	—	—	—	—	—
Restructuring/impairment (reversal)	—	—	—	—	—	—	—	(2,237)	(6,527)
Operating income	73,228	9,074	38,599	74,247	59,534	67,855	79,130	70,459	64,738
Interest expense	23,832	19,327	20,442	36,359	24,224	13,764	3,302	3,625	6,500
Loss (gain) on investments, net	—	—	—	—	—	3,935	793	(231)	—
Unrealized loss (gain) on derivative instruments	(830)	(830)	(59)	246	246	3,199	(1,294)	—	—
Other, net	1,775	127,977	17,161	17,802	17,802	2,385	385	(1,135)	441
Earnings (loss) before income taxes	48,451	(137,400)	1,055	19,840	17,262	44,572	75,944	68,200	57,797
Provision for income taxes	16,958	2,103	443	7,936	6,905	18,662	20,594	19,020	13,347
Earnings (loss) before cumulative effect of change in accounting principle	31,493	(139,503)	612	11,904	10,357	25,910	55,350	49,180	44,450
Cumulative effect of change in accounting principle, net of $160 of tax	—	—	—	—	—	—	(391)	—	—
Net earnings	$31,493	$(139,503)	$612	$11,904	$10,357	$25,910	$54,959	$49,180	$44,450
Basic earnings (loss) per share	$0.81	$(4.36)	$0.02	$0.33	$0.36	—	—	—	—
Diluted earnings (loss) per share	$0.77	$(4.36)	$0.02	$0.33	$0.35	—	—	—	—

(1)	Pro forma results have been adjusted to give pro forma effect to the acquisition of Pfizer’s surgical ophthalmic business as if that transaction had occurred on January 1, 2003.
(2)	Results include incremental cost of sales of $14.1 million from the sale of acquired inventory adjusted to fair value, a $28.1 million in-process research and development charge, and $131.4 million in charges associated with the early extinguishment of debt. Such costs and charges have been excluded from the pro forma results related to the acquisition of Pfizer’s surgical ophthalmic business.
(3)	Other, net includes early debt extinguishment costs of $3.5 million incurred in connection with AMO’s spin-off from Allergan, Inc. in 2002 and, in 2003, the impact of a non-recurring charge of $16.8 million, consisting of the aggregate premium of $19.4 million paid in connection with the July 2003 “modified dutch auction” tender offer for, and the subsequent repurchase in September 2003 of, AMO’s 9 1/4% senior subordinated notes and a foreign currency gain of $2.6 million resulting from the settlement of certain intercompany amounts and related transfer of cash utilized to repurchase the 9 1/4% senior subordinated notes in the “modified dutch auction” tender offer and for the prepayment of the AMO term loan during 2003.

	At September 24, 2004	At December 31,
		2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,098	$46,104	$80,578	$6,957	$12,641	$2,250
Current assets	341,604	252,492	274,494	210,552	228,942	234,538
Total assets	981,261	461,345	463,206	377,466	404,655	436,532
Current liabilities	167,753	115,301	108,204	85,551	87,165	113,177
Long term debt, net of current portion	566,392	233,611	277,559	75,809	100,364	83,232

VISX

VISX has derived the following historical information from VISX audited consolidated financial statements for each of the five years ended December 31, 1999 through 2003 contained in VISX’s annual reports on Form 10-K for the years ended December 31, 2001, 2002 and 2003, except for the financial data for the nine months ended September 30, 2003 and 2004, which is derived from VISX’s unaudited condensed consolidated financial statements. The unaudited results reflect all the adjustments (consisting only of normal recurring adjustments) that VISX’s management considers necessary for a fair statement of operating results. The information is only a summary and should be read in conjunction with VISX’s consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference into this joint proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 160.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Total revenues	$125,452	$105,687	$143,905	$139,926	$165,016	$190,154	$268,691
Cost of revenues	30,856	40,549	52,070	50,805	58,440	62,684	57,513
Total costs and expenses	76,617	85,044	109,300	112,056	119,844	134,162	126,593
Income from operations	48,835	20,643	34,605	27,870	45,172	55,992	142,098
Litigation settlement	—	—	—	9,000	37,821	11,856	—
Net income	32,592	14,439	23,251	15,342	10,909	35,221	91,768
Earnings per share:
Basic	$0.66	$0.29	$0.47	$0.29	$0.19	$0.57	$1.45
Diluted	$0.64	$0.28	$0.46	$0.29	$0.19	$0.55	$1.35
Shares used for earnings per share:
Basic	49,066	49,816	49,471	53,096	56,660	61,431	63,474
Diluted	50,739	50,995	50,937	53,816	58,081	63,778	68,119

	At September 30, 2004	At December 31,
		2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$121,046	$86,076	$122,955	$123,807	$229,453	$258,359
Working capital	149,535	107,040	140,173	159,935	245,662	303,546
Total assets	210,321	163,963	200,592	219,925	321,507	362,721
Retained earnings	214,510	181,918	158,667	143,325	132,416	97,195
Stockholders’ equity	166,781	125,799	155,190	176,278	268,772	316,793

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data for the year ended December 31, 2003 and the nine months ended September 24, 2004 gives effect to the merger and AMO’s acquisition of Pfizer’s surgical ophthalmic business as if each had occurred on January 1, 2003. The selected unaudited pro forma condensed combined financial data as of September 24, 2004 gives effect to the merger as if it had occurred on September 24, 2004. The pro forma adjustments are based upon available information and assumptions that AMO’s management believes are reasonable. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only. The companies may have performed differently had they always been combined. Stockholders should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

The pro forma adjustments are based upon available information and certain assumptions that AMO believes are reasonable under the circumstances. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of VISX that exist as of the date of the completion of the merger. The final valuation may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements under the heading “Unaudited Pro Forma Condensed Combined Financial Statements.” beginning on page 131.

The selected unaudited pro forma condensed combined financial data (i) have been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and accompanying notes included in this joint proxy statement/prospectus as described under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 131, and (ii) should be read in conjunction with the consolidated financial statements of AMO and VISX and other information filed by AMO and VISX with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 160.

	Nine Months Ended September 24, 2004	Year Ended December 31, 2003
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$717,743	$892,338
Operating income	99,693	79,026
Net earnings	44,804	10,939
Net earnings per share
Basic	$0.68	$0.17
Diluted	$0.65	$0.17

		At September 24, 2004
		(in thousands)
Balance Sheet Data:
Total assets		$2,134,388
Total debt, including current portion		768,442
Stockholders’ equity		927,952

Comparative Per Share Information

The following tables set forth historical per share information of AMO and VISX and unaudited pro forma condensed combined per share information after giving effect to the merger under the purchase method of accounting, based on an average price per share of AMO common stock of $40.90. The unaudited pro forma combined financial data are not necessarily indicative of the financial position had the merger occurred on September 24, 2004, or operating results that would have been achieved had the merger been in effect as of January 1, 2003 and should not be construed as representative of future financial position or operating results. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and accompanying notes included in this joint proxy statement/prospectus as described under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 131. The historical per share information is derived from the audited financial statements as of and for the year ended December 31, 2003 for each of AMO and VISX, except for the financial data for the nine months ended September 24, 2004, which is derived from AMO’s and VISX’s unaudited financial statements.

	Historical AMO	AMO As Adjusted for Pfizer(1)	Historical VISX	Pro Forma Combined	Pro Forma Equivalent of One VISX Share(2)
Net earnings (loss) per share-basic:
Year ended December 31, 2003	$0.36	$0.33	$0.47	$0.17	$0.09
Nine months ended September 24, 2004	(4.36)	0.81	0.66	0.68	0.38
Net earnings (loss) per share-diluted:
Year ended December 31, 2003	$0.35	$0.33	$0.46	$0.17	$0.09
Nine months ended September 24, 2004	(4.36)	0.77	0.64	0.65	0.36
Book value per share:
December 31, 2003	$3.17		$2.58	NA	NA
September 24, 2004	5.29		3.36	$14.46	$7.98
Cash dividends declared per share	—	—	—	—	—
Outstanding shares (in millions)
December 31, 2003	29.4		48.7	NA
September 24, 2004	36.6		49.6	64.2

(1)	Pro forma results to reflect the impact of the acquisition of Pfizer’s surgical ophthalmic business as if that transaction, which was consummated on June 26, 2004, had occurred on January 1, 2003 and exclude certain non-recurring costs and charges related to the acquisition.
(2)	The Pro Forma Equivalent of One VISX Share amounts were calculated by applying the exchange ratio of 0.552 to the pro forma combined net earnings and book value per share. The exchange ratio does not include the $3.50 per share cash consideration.

This information is only a summary and should be read in conjunction with the financial statements and accompanying notes of AMO and VISX contained in the annual reports and other information that has been filed with the SEC and incorporated by reference into this joint proxy statement/prospectus and with the unaudited pro forma condensed combined financial statements referred to above. See “Additional Information—Where You Can Find More Information” beginning on page 160.

Comparative Per Share Market Price Data

AMO common stock trades on the NYSE under the symbol “AVO.” VISX common stock trades on the NYSE under the symbol “EYE.” The following table sets forth the closing prices for AMO common stock and VISX common stock as reported on the NYSE on November 8, 2004, the last trading day before AMO and VISX announced the merger, and January 24, 2005, the last trading day before the date of this joint proxy statement/prospectus. These historical and pro forma equivalent sales prices per share reflect the fluctuating value of the AMO common stock that VISX stockholders would receive in exchange for each share of VISX common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.552 of a share of AMO common stock plus $3.50 in cash for each share of VISX common stock.

	AMO Common Stock	VISX Common Stock	Pro Forma Equivalent Value of VISX Common Stock
November 8, 2004	$41.70	$16.91	$26.52
February 7, 2005	$44.01	$27.69	$27.79

The above tables show only historical comparisons. These comparisons may not provide meaningful information to AMO stockholders in determining whether to approve the issuance of shares of AMO common stock in connection with the merger or to VISX stockholders in determining whether to approve and adopt the merger agreement and approve the merger contemplated by the merger agreement. AMO and VISX stockholders are urged to obtain current market quotations for AMO and VISX common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus, when considering whether to approve the issuance of shares of AMO common stock in connection with the merger, in the case of AMO stockholders, or to approve and adopt the merger agreement and approve the merger contemplated by the merger agreement, in the case of VISX stockholders. See “Additional Information—Where You Can Find More Information” beginning on page 160.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger agreement and the merger contemplated by the merger agreement, in the case of VISX stockholders, or for approval of the issuance of shares of AMO common stock in the merger, in the case of AMO stockholders.

Risks Relating to the Merger

The issuance of shares of AMO common stock to VISX stockholders in the merger will substantially reduce the percentage interests of AMO stockholders.

If the merger is completed, we expect that, based on data as of the AMO and VISX record dates, approximately 27.6 million shares of AMO common stock will be issued to VISX stockholders and, upon exercise of assumed options, up to approximately 1.6 million shares will be issued to holders of assumed options and phantom units. Based on the number of shares of AMO and VISX common stock outstanding on the AMO and VISX record dates, VISX stockholders before the merger will own, in the aggregate, approximately 41.5% of the fully diluted shares of AMO common stock immediately after the merger. The issuance of approximately up to 29.2 million shares of AMO common stock to VISX stockholders and holders of assumed options and phantom units will cause a significant reduction in the relative percentage interest of current AMO stockholders in earnings, voting, liquidation value and book and market value. In addition, under certain circumstances described more fully in the following risk factor, the amount of AMO common stock issuable for each share of VISX common stock may be increased, and the amount of cash payable for each share of VISX common stock may be decreased. In the event of any such adjustment, VISX stockholders as a whole will hold a larger percentage of the fully diluted AMO common stock immediately after giving effect to the merger.

The merger consideration may be adjusted in order to qualify the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

We intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. However, if neither Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AMO, nor Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to VISX, is able to render an opinion at the completion of the merger that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, based on the negotiated mix of cash and stock consideration, then the amount of the cash merger consideration will be reduced and the amount of the stock merger consideration will be increased, in each case to the minimum extent necessary to enable either counsel to render this opinion at the completion of the merger. As a result of this adjustment of the merger consideration, VISX stockholders could receive a different mix of cash and AMO common stock for each share of VISX common stock than is currently anticipated. For a full description of the possible adjustment, see “The Merger Agreement—Alternative Merger Consideration” beginning on page 114.

The price of AMO common stock may decline, which would decrease the value of the stock portion of the merger consideration to be received by VISX stockholders in the merger and may prevent the completion of the merger.

The price of AMO common stock might decline from the $41.70 price per share at the close of trading on November 8, 2004, the last full trading day prior to the public announcement of the proposed merger. Accordingly, if the price of AMO common stock declines prior to the completion of the merger, the value of the stock portion of the merger consideration to be received by VISX stockholders in the merger will decrease as compared to the value on the date the merger was announced. See “The Merger Agreement—Treatment of Securities” beginning on page 111. If on the closing date of the merger AMO common stock is trading below the price at which AMO’s and VISX’s counsel is able to render the opinion discussed in the immediately preceding risk factor, then the amount of the cash merger consideration will be reduced and the amount of the stock merger consideration will be increased, in each case to the minimum extent necessary for either of AMO’s or VISX’s counsel to be able to render such opinion. If the increase in stock merger consideration results in the aggregate stock merger consideration issuable to the VISX stockholders in the merger, to holders of VISX stock options assumed in the merger and to the holders of units of phantom stock accounts assumed in the merger constituting more than 44.9% of the number of outstanding shares of AMO common stock immediately following the completion of the merger, then the walk away right would be triggered. We currently estimate that the stock merger consideration would be increased to a level that would trigger this walk away right if the trading price of AMO common stock declined to approximately $17.75. For a full description of the walk away right, see “The Merger Agreement—Termination; Break-Up Fees and Expenses” beginning on page 126.

AMO and VISX expect the completion of the merger to occur within two business days following the receipt of the requisite AMO and VISX stockholder approvals. Because the date that the merger is completed will be later than the date of the special meetings, AMO and VISX stockholders will not know the exact value of the AMO common stock that will be issued in the merger at the time they vote on the merger proposals. As a result, if the market price of AMO common stock at the completion of the merger is lower than the market price on the date of the special meetings, the value of the AMO common stock that VISX stockholders will receive for the AMO common stock portion of the merger consideration will be less than the value on the dates of the special meetings.

During the twelve-month period ending on February 7, 2005, the most recent practicable date prior to the printing of this joint proxy statement/prospectus, the closing price of AMO common stock varied from a low of $21.70 to a high of $44.53, and ended that period at $44.01. We encourage you to obtain current market quotations for AMO common stock before you vote your shares.

Even though AMO and VISX have obtained the regulatory approvals required to complete the merger, governmental authorities could still seek to block or challenge the merger.

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Under the HSR Act, AMO and VISX are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The merger is also subject to review by certain other governmental authorities under the antitrust laws of various other jurisdictions where VISX conducts business. We have made all required regulatory filings, the applicable waiting periods have expired and we have therefore obtained all regulatory clearances, consents and approvals required to complete with the merger. However, after the statutory waiting periods have expired, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. AMO, VISX or the combined company may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

AMO will have more indebtedness after the merger, which could adversely affect its cash flows and business.

In order to complete the merger, AMO anticipates arranging for and funding at least $200 million of new financing. Proceeds from the financing will be used to fund the cash portion of the consideration paid to VISX stockholders. AMO debt outstanding as of September 24, 2004 was approximately $568.4 million. As a result of the increase in debt, demands on AMO cash resources will increase after the completion of the merger. The increased levels of debt could, among other things:

•	require AMO to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

•	increase AMO’s vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions;

•	affect AMO’s credit rating;

•	limit AMO’s ability to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements;

•	create competitive disadvantages compared to other companies with less indebtedness; and

•	limit AMO’s ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

Although AMO and VISX expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

AMO’s ability to realize the anticipated benefits of the merger will depend, in part, on the ability of AMO to integrate the business of VISX with the business of AMO. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by AMO and VISX. The difficulties of combining the operations of the companies include, among others:

•	coordinating marketing functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

We cannot assure you that the combination of VISX with AMO will result in the realization of the full benefits anticipated from the merger. For a full description of the benefits anticipated from the merger, see “The Merger—Reasons for the Merger” beginning on page 84.

If the proposed merger is not completed, AMO and VISX will have incurred substantial costs that may adversely affect AMO’s and VISX’s financial results and operations and the market price of AMO and VISX common stock.

AMO and VISX have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and AMO’s and VISX’s financial advisors. In addition, AMO and VISX have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, AMO and VISX will have incurred significant costs, including the diversion of management resources, for which each will have received little or no benefit. Also, if the merger is not completed under certain circumstances specified in the merger agreement, AMO or VISX may be required to pay the other expenses in the amount of $8 million or a break-up fee of $45 million. See “The Merger Agreement—Termination; Break-Up Fees and Expenses” beginning on page 126.

In addition, if the merger is not completed, AMO and VISX may experience negative reactions from the financial markets and AMO’s and VISX’s collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of AMO and/or VISX common stock and AMO’s and/or VISX’s financial results and operations.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of AMO and VISX if the merger agreement is terminated in certain circumstances.

Restrictions in the merger agreement on solicitation generally prohibit AMO and VISX from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of AMO or VISX when compared to the terms and conditions of the merger described in this joint proxy statement/prospectus. In addition, if the merger is not completed under certain circumstances specified in the merger agreement, AMO or VISX may be required to pay the other expenses in the amount of $8 million or a break-up fee of $45 million. These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to AMO or VISX stockholders than the merger. In the event the merger is terminated by AMO or VISX in circumstances that obligate either party to pay the expenses or break-up fee to the other party, including where either party terminates the merger agreement because the other party’s board of directors withdraws its support of the merger, AMO’s and/or VISX’s stock prices may decline. See “ The Merger Agreement—Termination; Break-Up Fees and Expenses” beginning on page 126.

Certain directors and executive officers of VISX have interests in the merger that may be different from, or in addition to, the interests of VISX stockholders.

When considering the VISX board of directors’ recommendation that VISX stockholders vote in favor of the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, VISX stockholders should be aware that some directors and executive officers of VISX have interests in the merger that may be different from, or in addition to, the interests of VISX stockholders. These interests include the appointment of VISX’s current Chairman and Chief Executive Officer to the AMO board of directors following completion of the merger, potential for severance payments to VISX’s executive officers under change of control agreements, acceleration of vesting of options, phantom stock units as a result of the merger and the right to continued indemnification and insurance coverage by AMO for acts or omissions occurring prior to the merger. As a result of these interests, these directors and officers could be more likely to vote to approve and adopt the merger agreement and the merger contemplated by the merger agreement than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other VISX stockholders. For a full description of the interests of directors and executive officers of VISX in the merger, see “The Merger—Interests of Executive Officers and Directors of VISX in the Merger” beginning on page 106.

VISX is unable to obtain Arthur Andersen LLP’s consent to incorporate by reference into this joint proxy statement/prospectus Arthur Andersen’s report on VISX’s financial statements for the fiscal year ended December 31, 2001 that were audited by Arthur Andersen, which means that VISX stockholders would likely have no effective remedy against Arthur Andersen if it is discovered that these financial statements contained any material misstatements or omissions.

VISX’s annual report on Form 10-K for the fiscal year ended December 31, 2003, which was filed with the SEC on March 15, 2004, is incorporated by reference into this joint proxy statement/prospectus and includes both VISX’s financial statements audited by Arthur Andersen for the fiscal year ended December 31, 2001 and the related independent auditors’ report of Arthur Andersen. SEC rules require that we obtain and file the consent of Arthur Andersen to inclusion of their report in this joint proxy statement/prospectus. As a result of Arthur Andersen’s conviction of federal obstruction of justice charges in June 2002, however, Arthur Andersen is no longer in a position to reissue their audit reports or to provide consents to include financial statements in documents filed with the SEC.

Without Arthur Andersen’s consent, any remedies of VISX stockholders against Arthur Andersen that would otherwise be available in the event of a material misstatement or omission in the December 31, 2001 financial statements may be materially reduced or eliminated. Under Section 11 of the Securities Act of 1933, as amended, VISX stockholders would have certain claims against Arthur Andersen if Arthur Andersen consented to include its report in this joint proxy statement/prospectus to the extent there were material misstatements or omissions related to Arthur Andersen’s audit and opinion included in the December 31, 2002 financial statements. Further, without Arthur Andersen’s consent, there could be similar claims and remedies under the antifraud provisions of the Securities Act, the Exchange Act and applicable state securities laws that will also not be available against Arthur Andersen for the audit and material misstatements or omissions, if any. We believe it is unlikely that VISX stockholders could recover damages, if any, from Arthur Andersen for any claim against Arthur Andersen.

Risks Relating to the Business of AMO

AMO may not successfully make or integrate acquisitions or enter into strategic alliances.

As part of AMO’s business strategy, AMO intends to pursue selected acquisitions and strategic alliances and partnerships. AMO competes with other ophthalmic surgical products and eye care companies, among others, for these opportunities and AMO cannot assure you that it will be able to effect strategic alliances, partnerships or acquisitions on commercially reasonable terms or at all. Even if AMO does enter into these transactions, AMO may experience:

•	delays in realizing the benefits it anticipates or it may not realize the benefits it anticipates at all;

•	difficulties in integrating any acquired companies and products into AMO’s existing business;

•	attrition of key personnel from acquired businesses;

•	costs or charges;

•	difficulties or delays in obtaining regulatory approvals;

•	higher costs of integration than AMO anticipated; or

•	unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of AMO’s existing operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on AMO’s business, financial condition and results of operations. AMO may also issue additional equity in connection with these transactions, which would dilute AMO existing shareholders.

AMO conducts a significant amount of its sales and operations outside of the United States, which subjects AMO to additional business risks that may cause its profitability to decline.

Because AMO manufactures and sells a significant portion of its products in a number of foreign countries, AMO’s business is subject to risks associated with doing business internationally. In particular, AMO’s products are sold in over 60 countries, and its manufacturing facilities are located outside the continental United States, in Añasco, Puerto Rico; Madrid, Spain; and Hangzhou, China. In connection with the acquisition of the opthalmic Pfizer surgical business, AMO acquired Pfizer’s ophthalmic surgical products and certain manufacturing and research and development facilities located in Uppsala, Sweden; Groningen, Netherlands; and Bangalore, India. In 2003, on an historical basis, AMO derived approximately $448 million, or 74%, of its net sales, from sales of is products outside of the United States, including 27% of its net sales in Japan. AMO intends to continue to pursue growth opportunities in sales internationally, which could expose it to greater risks associated with international sales and operations. AMO’s international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	fluctuations in foreign currency exchange rates;

•	political and economic instability;

•	changes in foreign medical reimbursement and coverage policies and programs;

•	diminished protection of intellectual property in some countries outside of the United States;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing and managing foreign operations;

•	differing labor regulations; and

•	potentially negative consequences from changes in tax laws.

Any of these factors may, individually or as a group, have a material adverse effect on AMO’s business and results of operations. In addition, AMO is particularly susceptible to the occurrence of any of these risks in Japan due to its high concentration of sales in Japan.

As AMO expands its existing international operations, it may encounter new risks. For example, as AMO focuses on building its international sales and distribution networks in new geographic regions, it must continue to develop relationships with qualified local distributors and trading companies. If AMO is not successful in developing these relationships, it may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect AMO’s revenue and profitability.

AMO is exposed to foreign currency risks from its international operations that could adversely affect its financial results.

A significant portion of AMO’s sales and operating costs are, and from time to time, a portion of AMO’s indebtedness may be, denominated in foreign currencies. AMO is therefore exposed to fluctuations in the exchange rates between the U.S. dollar and the currencies in which its foreign operations receive revenues and pay expenses, including debt service. AMO’s consolidated financial results are denominated in U.S. dollars and therefore, during times of a strengthening U.S. dollar, its reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. In addition, the assets and liabilities of our AMO’s non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at the weighted average exchange rate for the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in “Accumulated other comprehensive income” in “Stockholders’ equity.” Gains and losses resulting from foreign currency fluctuations and remeasurements relating to foreign operations deemed to be operating in U.S. dollar functional currency are included in “Other, net” in AMO’s consolidated statements of operations. Accordingly, changes in currency exchange rates will cause AMO’s net earnings and stockholders’ equity to fluctuate.

AMO has a limited history operating as an independent company.

As a result of AMO’s limited history operating as a stand-alone entity after its separation from Allergan in June 2002, AMO has limited experience implementing its own business model, and an evaluation of AMO’s prospects is difficult to make. AMO’s prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies in highly competitive markets. AMO may not be successful in addressing these risks. Prior to its separation from Allergan, AMO’s optical medical device business was operated by Allergan as a part of its broader corporate organization rather than as a stand-alone company. Prior to the spin-off, Allergan performed all corporate functions for AMO. As a separate entity, AMO incurs costs for these functions that are higher than the amounts allocated to AMO in AMO’s historical consolidated financial statements.

AMO’s historical financial information and the historical financial information of Pfizer’s ophthalmic surgical business may not be indicative of future results.

AMO’s historical financial information prior to its separation from Allergan does not reflect what AMO’s results of operations, financial condition and cash flows would have been had AMO been a separate, stand-alone entity pursuing independent strategies during the periods presented. AMO has not made adjustments to its historical financial information for periods prior to June 29, 2002 to reflect changes that occurred in its cost structure, financing and operations as a result of its separation from Allergan. In addition, AMO’s historical financial information for periods prior to June 29, 2002 does not reflect any increased costs associated with being a publicly traded, independent company. As a result, our historical financial information is not necessarily indicative of its future results of operations, financial condition and cash flows and should not be relied upon for evaluating its business.

The historical financial information of Pfizer’s ophthalmic surgical business does not reflect what the business’ results of operations or financial condition would have been had it operated as a stand-alone entity. Prior to the acquisition of the Pfizer opthalmic surgical business, Pfizer’s ophthalmic surgical business was comprised of a group of products within Pfizer’s Global Pharmaceutical Group. Pfizer acquired the business in April 2003 as part of its acquisition of Pharmacia. Prior to that time, the business was part of a larger ophthalmic franchise within Pharmacia that included certain ophthalmic pharmaceutical products, and, after the acquisition, Pfizer retained the business under a similar structure. As a result, the financial information for the business reflects the business when it was within Pharmacia. The financial information includes the revenues and operating expenses directly attributable to the development, manufacture, sale and distribution of the products comprising the business. They also include an allocation of costs attributable to the sale and distribution of the products comprising Pfizer’s ophthalmic surgical business, which were not historically segregated by Pharmacia in its accounting records and which are not necessarily indicative of costs that would have been incurred by Pfizer’s ophthalmic surgical business on a stand-alone basis or on a combined basis with AMO.

If AMO does not introduce new commercially successful products in a timely manner, its products may become obsolete over time, customers may not buy its products and its revenue and profitability may decline.

Demand for AMO’s products may change in ways AMO may not anticipate because of:

•	evolving customer needs;

•	the introduction of new products and technologies;

•	evolving surgical practices; and

•	evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, AMO’s products may become obsolete over time, in which case AMO’s sales and operating results would suffer. The success of AMO’s new product offerings will depend on several factors, including AMO’s ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a cost-effective and timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	obtain regulatory approval for such new products;

•	differentiate its offerings from competitors’ offerings;

•	achieve positive clinical outcomes;

•	satisfy the increased demands by health care payors, providers and patients for lower-cost procedures;

•	innovate and develop new materials, product designs and surgical techniques; and

•	provide adequate medical and/or consumer education relating to new products and attract key surgeons to advocate these new products.

Moreover, innovations generally will require a substantial investment in research and development before AMO can determine the commercial viability of these innovations and AMO may not have the financial resources necessary to fund these innovations. In addition, even if AMO is able to successfully develop enhancements or new generations of its products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by AMO’s competitors of products embodying new technologies or features.

AMO relies on certain suppliers and manufacturers for raw materials and other products and is vulnerable to fluctuations in the availability and price of such products and services.

AMO purchases certain raw materials and other products from third-party suppliers and vendors, sometimes from limited sources. For example, AMO purchases neutralizing tablets primarily used with its hydrogen-peroxide lens care products and unit dose solutions from a sole source. AMO’s suppliers and vendors may not provide the raw materials or other products needed by AMO in the quantities requested, in a timely manner, or at a price AMO is willing to pay. In the event any of AMO’s third-party suppliers or vendors were to become unable or unwilling to continue to provide important raw materials and third-party products in the required volumes and quality levels or in a timely manner, AMO would be required to identify and obtain acceptable replacement supply sources. AMO may not be able to obtain alternative suppliers and vendors on a timely basis, or at all, which could result in lost sales because of AMO’s inability to manufacture products containing such raw materials or deliver products AMO sells from certain suppliers. In addition, AMO also relies on certain manufacturers for some of its products. For example, AMO has historically outsourced the manufacture of its phacoemulsification equipment to third parties, and its Sovereign and Sovereign Compact systems are manufactured by single sources. If AMO were unable to renew its third-party manufacturing agreements, or if the manufacturers were to cease manufacturing any of these products for AMO for any reason, AMO may not be able to find alternative manufacturers on terms favorable to it, in a timely manner, or at all. If any of these events should occur, AMO’s business, financial condition and results of operations could be materially adversely affected.

AMO faces intense competition, and its failure to compete effectively could have a material adverse effect on its profitability and results of operations.

AMO faces intense competition in the markets for its ophthalmic surgical and eye care products and these markets are subject to rapid and significant technological change. AMO has numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc., a publicly traded subsidiary of Nestle S.A.; Bausch & Lomb; CIBA Vision Corporation, a unit of Novartis; and Moria. Many of its competitors have substantially more resources and a greater marketing scale than AMO does. AMO may not be able to sustain its current levels of profitability and growth as competitive pressures, including pricing pressure from competitors, increase. In addition, if AMO is unable to develop and produce or market its products to effectively compete against its competitors, AMO’s operating results will materially suffer. AMO also competes against a large number of providers of alternative vision correction solutions, some of which may have greater financial resources than AMO. For example, if LASIK technology is advanced to be able to address a wider range of refractive errors, it could reduce demand for AMO’s refractive IOLs. In addition, if contact lens use diminishes as a result of increased use of glasses, surgical correction or otherwise, AMO’s contact lens business could be materially adversely affected. New or different methods of vision correction are continually being introduced. Any of these competitive pressures could result in decreased demand for AMO’s products.

If AMO is unable to protect its intellectual property rights, its business and prospects may be harmed.

AMO’s ability to compete effectively is dependent upon its ability to protect and preserve the proprietary aspects of the designs, processes, technologies and materials owned by, used by or licensed to it. AMO has numerous U.S. patents and corresponding foreign patents that are expected to expire by their own terms at various dates and has additional patent applications pending that may not result in issued patents. AMO’s failure to secure these patents may limit its ability to protect the intellectual property rights that these applications were intended to cover. Although AMO has attempted to protect its proprietary property, technologies and processes both in the United States and in foreign countries through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. Competitors may be able to design around AMO’s patents to compete effectively with AMO’s products. AMO also may not be able to prevent third parties from using its technology without its authorization, breaching any non-disclosure agreements with AMO, or independently developing technology that is similar to AMO’s. The use of AMO’s technology or similar technology by others could reduce or eliminate any competitive advantage AMO has developed, cause AMO to lose sales or otherwise harm AMO’s business. If it became necessary for AMO to resort to litigation to protect these rights, any proceedings could be costly and AMO may not prevail. Further, AMO may not be able to obtain patents or other protections on AMO’s future innovations. In addition, because of the differences in foreign patent and other laws concerning proprietary rights, AMO’s products may not receive the same degree of protection in foreign countries as they would in the United States. AMO cannot assure you that:

•	pending patent applications will result in issued patents;

•	patents issued to or licensed by AMO will not be challenged by third parties; or

•	AMO’s patents will be found to be valid or sufficiently broad to protect AMO’s technology or provide AMO with a competitive advantage.

AMO may be subject to intellectual property litigation and infringement claims, which could cause AMO to incur significant expenses or prevent it from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry and in the ophthalmic surgical products and contact lens care markets particularly. The fact that AMO has patents issued to it for its products does not mean that it will always be able to successfully defend its patents and proprietary rights against challenges or claims of infringement by its competitors. A successful claim of patent or other intellectual property infringement or misappropriation against AMO could adversely affect its growth and profitability, in some cases materially. AMO cannot assure you that its products do not and will not infringe issued patents or other intellectual property rights of third parties. From time to time, in the ordinary course of business, AMO receives notices from third parties alleging infringement or misappropriation of the patent, trademark and other intellectual property rights of third parties by AMO or its consumers in connection with the use of AMO’s products. AMO may be unaware of intellectual property rights of others that may cover some of its technology. If someone claims that AMO’s products infringe their intellectual property rights, whether or not such claims are meritorious, any resulting litigation could be costly and time consuming and would divert the attention of management and personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require AMO to enter into costly royalty or license agreements (if available on acceptable terms or at all). AMO also may be subject to significant damages or an injunction preventing it from manufacturing, selling or using some or some aspect of its products. AMO may also need to redesign some of its products or processes to avoid future infringement liability. Any of these adverse consequences could have a material adverse effect on AMO’s business and profitability.

AMO may have difficulty transitioning its manufacturing operations, and its manufacturing capacity may not be adequate to meet the demands of its business.

AMO manufactures its products or contracts with third parties to manufacture products for it. In June 2005, AMO’s manufacturing agreement with Allergan will terminate. As a result, in November 2003, AMO acquired a facility in Madrid, Spain, and AMO plans to transition products manufactured by Allergan for AMO to this facility as well as AMO’s Hangzhou, China facility. AMO also plans to transition other products to third-party suppliers. The process to transfer manufacturing of AMO’s products to a new facility or other third parties is lengthy and requires regulatory approval. AMO cannot assure you that it can successfully transition its manufacturing on a profitable basis, complete the regulatory approval process in a timely manner or contract with third parties on terms acceptable to it or at all. In addition, if AMO’s sales increase substantially, AMO may need to increase its production capacity even further. Any prolonged disruption in the operation of AMO’s manufacturing facilities or those of AMO’s third-party manufacturers could materially harm AMO’s business. AMO cannot assure you that if it chooses to scale-up its manufacturing operations, it will be able to obtain regulatory approvals in a timely fashion, which could affect its ability to meet product demand or result in additional costs.

Through the acquisition of the Pfizer opthalmic surgery business, AMO acquired three manufacturing facilities in Groningen, Netherlands, Uppsala, Sweden and Bangalore, India. AMO expects to incur significant capital expenditures with respect to the Uppsala, Sweden manufacturing facility during the first two years following the acquisition in order to separate the facility from existing Pfizer operations. These capital expenditures may be significantly higher than AMO expects. Although AMO has an agreement with Pfizer to assist AMO with the separation and related transition services, there can be no assurances that Pfizer will be able to provide the necessary services to enable AMO to transition and separate the Uppsala facility in the manner and in the time frame that AMO desires.

AMO could experience losses due to product liability claims or product recalls or corrections.

AMO has in the past been, and continues to be, subject to product liability claims. In connection with its spin-off from Allergan, AMO assumed the defense of any litigation involving claims related to AMO’s business and agreed to indemnify Allergan for all related losses, costs and expenses. As part of AMO’s risk management policy, AMO has obtained third-party product liability insurance coverage. Product liability claims against AMO may exceed the coverage limits of AMO’s insurance policies or cause AMO to record a self-insured loss. A product liability claim in excess of applicable insurance could have a material adverse effect on AMO’s business, financial condition and results of operations. Even if any product liability loss is covered by an insurance policy, these policies have substantial retentions or deductibles that provide that AMO will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, AMO will be responsible for paying these losses. The payment of retentions or deductibles for a significant amount of claims could have a material adverse effect on AMO’s business, financial condition and results of operations.

In addition, AMO is subject to medical device reporting regulations that require it to report to the FDA or similar governmental authorities in other countries if AMO’s products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of AMO’s products in the event of material deficiencies or defects in design or manufacturing. A government mandated or voluntary recall by AMO could occur as a result of manufacturing errors or design defects, including defects in labeling. AMO has undertaken voluntary recalls of its products in the past.

Any product liability claim or recall would divert managerial and financial resources and could harm AMO’s reputation with customers. AMO cannot assure you that it will not have product liability claims or recalls in the future or that such claims or recalls would not have a material adverse effect on AMO’s business.

If AMO fails to maintain its relationships with health care providers, customers may not buy its products and AMO’s revenue and profitability may decline.

AMO markets its products to numerous health care providers, including eye care professionals, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. AMO has developed and strives to maintain close relationships with members of each of these groups who assist in product research and development and advise AMO on how to satisfy the full range of surgeon and patient needs. AMO relies on these groups to recommend its products to their patients and to other members of their organizations. The failure of AMO’s existing products and any new products it may introduce to retain the support of these various groups could have a material adverse effect on AMO’s business, financial condition and results of operations.

AMO generally does not have long-term contracts with its customers.

AMO generally does not enter into long-term contracts with its customers. As a result, AMO is exposed to volatility in the market for its products and loss of its customers. As a result, AMO may not be able to maintain its level of profitability. If AMO is unable to market its products on terms it finds acceptable, its financial condition and results of operations could suffer materially.

AMO’s business is subject to extensive government regulation.

AMO’s products and operations are subject to extensive regulation in the United States by the FDA and various other federal and state regulatory agencies, including with respect to regulatory approval of AMO’s products and health care fraud and abuse, such as anti-kickback and physician self-referral laws and regulations. Additionally, in many foreign countries in which AMO markets its products, AMO is subject to similar regulations. Compliance with these regulations is expensive and time-consuming. If AMO fails to comply, it may be subject to fines, injunctions and penalties that could harm its business. Product sales, introductions or modifications may be delayed or canceled as a result of U.S. or foreign regulatory processes, which could cause AMO’s sales to decline. Failure to obtain regulatory clearance or approvals of new products AMO develops, any limitations imposed by regulatory agencies on new product use or the costs of obtaining regulatory clearance or approvals could have a material adverse effect on AMO’s business, financial condition and results of operations. In addition, if AMO, its subcontractors or third-party manufacturers or suppliers of products AMO distributes fails to comply with applicable manufacturing regulations, AMO’s business could be harmed.

Health care initiatives and other cost-containment pressures could cause AMO to sell its products at lower prices, resulting in less revenue to AMO. In the United States, a significant percentage of the patients who receive AMO’s intraocular lenses are covered by the federal Medicare program. Reductions in Medicare reimbursement rates and the implementation of other price controls could adversely affect AMO’s revenues and financial condition. In addition, changes in existing regulatory requirements or adoption of new requirements could hurt AMO’s business, financial condition and results of operations.

AMO’s business is subject to environmental regulations.

AMO’S facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. Failure to maintain compliance with these regulations could have a material adverse effect on AMO’s business or financial condition. The facilities AMO obtained in connection with the acquisition of the Pfizer opthalmic surgical business are also subject to such requirements and risks.

In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect AMO’s operations. Also, in the future, contamination may be found to exist at AMO’s current or former facilities or off-site locations where AMO has sent wastes. AMO could be held liable for such newly discovered contamination which could have a material adverse effect on AMO’s business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material adverse effect on AMO’s business or financial condition.

Non-compliance with the Sarbanes-Oxley Act may adversely affect AMO.

Section 404 of the Sarbanes-Oxley Act of 2002 and its associated regulations require AMO to issue a report on its internal controls over financial reporting. There can be no assurance that AMO will be successful in complying with Section 404 and its associated regulations. Failure to do so could have a material adverse effect on AMO.

If AMO fails to attract, hire and retain qualified personnel, it may not be able to design, develop, market or sell its products or successfully manage its business.

AMO’s ability to attract new customers, retain existing customers and pursue its strategic objectives depends on the continued services of AMO’s current management, sales, product development and technical personnel and AMO’s ability to identify, attract, train and retain similar personnel. Competition for top management personnel is intense and AMO may not be able to recruit and retain the personnel it needs. The loss of any one of AMO’s management personnel, or AMO’s inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for AMO to manage its business successfully and pursue its strategic objectives. Similarly, competition for skilled sales, product development and technical personnel is intense and AMO may not be able to recruit and retain the personnel it needs. The loss of services of a number of key sales, product development and technical personnel, or AMO’s inability to hire new personnel with the requisite skills, could restrict AMO’s ability to develop new products or enhance existing products in a timely manner, sell products to its customers or manage its business effectively.

AMO may not be able to hire or retain qualified personnel if it is unable to offer competitive salaries and benefits. If AMO’s stock does not perform well, AMO may have to increase its salaries and benefits, which would increase its expenses and reduce its profitability.

AMO’s ability to engage in acquisitions and other strategic transactions using its stock is subject to limitations because of the federal income tax requirements relating to AMO’s tax-free spin-off from Allergan.

AMO’s ability to issue additional equity or engage in transactions involving a change in ownership of its stock are subject to limitations because of the federal income tax requirements for a tax-free spin-off. AMO may determine that it is desirable to incur debt or issue equity in order to fund its working capital, capital expenditure and research and development requirements, as well as to make other investments. If AMO is unable to engage in such financing transactions within the tax constraints discussed above or to complete such debt or equity financing on terms acceptable to it, its business will be harmed. Many of AMO’s competitors are not subject to similar restrictions and may, without regard to such restrictions, issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over AMO.

AMO may be required to satisfy certain indemnification obligations to Allergan, and it may not be able to collect on indemnification rights from Allergan.

Under the terms of AMO’s contribution and distribution agreement with Allergan, AMO and Allergan have each agreed to indemnify each other from and after AMO’s spin-off with respect to the debt, liabilities and obligations retained by the respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities, if called upon to do so, will depend upon the future financial strength of each of the respective companies. AMO cannot determine whether it will have to indemnify Allergan for any substantial obligations, and AMO may not have control over the settlement of certain claims and lawsuits that may require partial indemnification by AMO. AMO also cannot assure you that, if Allergan is required to indemnify it for any substantial obligations, Allergan will have the ability to satisfy those obligations.

AMO may be responsible for federal income tax liabilities that relate to the distribution of its common stock by Allergan.

Allergan has received a ruling from the Internal Revenue Service to the effect that the spin-off qualified as a tax-free transaction. If either AMO or Allergan breach representations to each other or to the Internal Revenue Service, or if AMO or Allergan take or fail to take, as the case may be, actions that result in the spin-off failing to meet the requirements of a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes. If AMO were required to pay any of the potential taxes described above, the payment would have a material adverse effect on AMO’s financial position.

AMO has a significant amount of debt which contains covenants that may limit AMO’s activities.

This level of debt could limit cash flows available for working capital, capital expenditures, acquisitions and other corporate purposes, could limit AMO’s ability to obtain additional financing and could limit AMO’s flexibility to react to competitive or other changes in the industry, and to economic conditions generally. AMO’s ability to comply with loan covenants and to repay or refinance its indebtedness will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond AMO’s control.

Despite AMO’s and its subsidiaries’ current levels of indebtedness, AMO may incur substantially more debt, which could further exacerbate the risks associated with its substantial indebtedness.

Although certain of AMO’s debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent AMO from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If new debt is added to AMO’s current debt levels, the related risks that AMO now faces could intensify.

Recent changes in the accounting treatment of stock options could have a negative impact on AMO’s financial statements and cause its stock price to decline.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share-Based Payment, or FAS 123(R), which includes proposed rule changes requiring companies to expense the fair value of employee stock options and other forms of stock-based compensation. Currently, AMO includes such expenses on a pro forma basis in the notes to its annual financial statements in accordance with accounting principles generally accepted in the United States, but does not record a charge for employee stock option expense in the reported financial statements. Once AMO is required to comply with FAS 123(R) as of the beginning of the third quarter of 2005, AMO’s reported earnings will decrease significantly which could in turn lead to a decline in AMO’s stock price.

AMO’s stockholder rights plan, certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire AMO.

AMO has a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire AMO on terms not approved in advance by the AMO board of directors. In addition, Delaware corporate law and the AMO certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of AMO’s company or AMO’s management. These provisions could also discourage proxy contests and make it more difficult for AMO’s stockholders to elect directors and take other corporate actions without the concurrence of AMO’s management or board of directors. These provisions:

•	authorize the AMO board of directors to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;

•	provide for a staggered board of directors and three-year terms for directors, so that no more than one-third of AMO’s directors could be replaced at any annual meeting;

•	provide that directors may be removed only for cause;

•	provide that stockholder action may be taken only at a special or regular meeting and not by written consent;

•	provide for super-majority voting requirements for some provisions of the AMO certificate of incorporation; and

•	establish advance notice requirements for submitting nominations for election to the AMO board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

AMO is also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of the AMO certificate of incorporation and bylaws, Delaware law and AMO’s stockholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of AMO’s common stock and, possibly, AMO’s notes, and also could limit the price that investors are willing to pay in the future for shares of AMO’s common stock and the notes.

Risks Relating to the Business of VISX

If laser vision correction is not broadly accepted by both doctors and patients, VISX’s business, financial position and results of operations would be materially and adversely impacted.

VISX’s business depends upon broad market acceptance of laser vision correction by both doctors and patients in the United States and key international markets. Laser vision correction has penetrated approximately 6% of the eligible United States population, and VISX’s profitability and growth will be largely dependent on increasing levels of market acceptance and procedure growth, especially with regard to VISX’s higher-priced CustomVue procedure. Potential complications and side effects of laser vision correction include: post-operative discomfort, corneal haze (an increase in the light scattering properties of the cornea) during healing, glare/halos (undesirable visual sensations produced by bright lights), decreases in contrast sensitivity, temporary increases in intraocular pressure in reaction to procedure medication, modest fluctuations in refractive capabilities during healing, modest decrease in best corrected vision (i.e., with corrective eyewear), unintended over- or under-corrections, regression of effect, disorders of corneal healing, corneal scars, corneal ulcers, and induced astigmatism (which may result in blurred or double vision and/or shadow images). Some consumers may choose not to undergo laser vision correction because of these complications or more general concerns relating to its safety and efficacy or a resistance to surgery in general. Alternatively, some consumers may elect to delay undergoing laser vision correction surgery because they believe improved technology or methods of treatment will be available in the near future. Should either the ophthalmic community or the general population turn away from laser vision correction as an alternative to existing methods of treating refractive vision disorders, or if future technologies replaced laser vision correction, these developments could delay or prevent market acceptance of laser vision correction, which would have a material adverse effect on VISX’s business, financial position and results of operations.

The possibility of long-term side effects and adverse publicity regarding laser correction surgery could seriously harm VISX’s business.

Laser vision correction is a relatively new procedure. Consequently, there is no long-term follow-up data beyond ten years that might reveal additional complications or unknown side effects. Any future reported side effects, other adverse events or unfavorable publicity involving patient outcomes resulting from the use of laser vision correction systems manufactured by VISX or any participant in the laser vision correction market, may have a material adverse effect on VISX’s business, financial position, and results of operations.

The market in which VISX operates is subject to extensive government regulation, which increases VISX’s costs and could prevent VISX from selling its products.

Government regulation includes inspection of and controls over research and development, testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, promotion, pricing, record keeping, the sale and distribution of pharmaceutical products and samples and electronic records and electronic signatures. In the United States, VISX must obtain approval or clearance from the United Stated Food and Drug Administration, or FDA, for each medical device that it markets. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed outside of the United States are also subject to government regulation, which may be equally or more demanding. VISX’s new products could take a significantly longer time than expected to gain regulatory approval and may never gain approval. If a regulatory authority delays approval of a potentially significant product, VISX’s market value and operating results may decline. Even if the FDA or another regulatory agency approves a product, the approval may limit the indicated uses for a product, may otherwise limit VISX’s ability to promote, sell and distribute a product or may require post-marketing studies. If VISX is unable to obtain regulatory approval of VISX’s products, it will not be able to market these products, which would result in a decrease in VISX’s sales. Currently, VISX is actively pursuing approval for a number of VISX’s products from regulatory authorities in a number of countries, including, among others, the United States, countries in the European Union and Japan. Continued growth in VISX’s sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of these products.

Additionally, noncompliance with applicable United States regulatory requirements can result in fines, injunctions, penalties, mandatory recalls or seizures, suspensions of production, denial or withdrawal of pre-marketing approvals, recommendations by the FDA against governmental contracts and criminal prosecution. The FDA also has authority to request repair, replacement, or the refund of the cost of any device VISX manufactures or distributes. Regulatory authorities outside of the United States may impose similar sanctions for noncompliance with applicable regulatory requirements.

The clinical trial process required to obtain regulatory approvals of VISX’s products is costly and uncertain, and could result in delays in new product introductions or even an inability to release a product.

The clinical trials required to obtain regulatory approvals for VISX’s products are complex and expensive and their outcomes are uncertain. VISX incurs substantial expense for, and devotes significant time to, clinical trials but cannot be certain that the trials will ever result in the commercial sale of a product. VISX may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results. Any of VISX’s products may produce undesirable side effects that could cause VISX or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate. VISX, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time if they or VISX believe the trial participants face unacceptable health risks.

Intense competition in the laser vision correction industry could result in the loss of customers, an inability to attract new customers, a decline in the price VISX charges for its products and procedures or a decline in VISX’s market share.

The medical device and ophthalmic laser industries are subject to intense competition and technological change. Not only does laser vision correction compete with more traditional vision correction options such as eyeglasses and contact lenses, it also competes with other technologies and surgical techniques such as intraocular lenses and surgery using different types of lasers. In addition, the market for laser vision correction systems has become increasingly competitive in recent years as a result of FDA approval of several laser systems. The VISX STAR™ Excimer Laser System competes with products marketed or under development by other laser and medical equipment manufacturers, many of which have greater financial and other resources. Competitors may offer laser systems at a lower price, may price their laser systems as part of a bundle of products or services, may lower the prices they charge for procedures, may develop procedures that involve a lower per procedure cost, or may offer products perceived as preferable to the VISX STAR™ Excimer Laser System. In addition, medical companies, academic and research institutions and others could develop new therapies, including new medical devices or surgical procedures, for the conditions targeted by VISX, which therapies could be more medically effective and less expensive than laser vision correction, and could potentially render laser vision correction obsolete. Any such developments could result in reductions in the quantity or average prices of products sold by VISX and which could have a material adverse effect on VISX’s business, financial position and results of operations.

Additionally, MarketScope estimated that as at September 30, 2004 VISX was the leader in the United States procedures market with a market share of approximately 60%. Because of this position, all of VISX’s competitors target VISX and its market share in order to grow their own revenues. VISX can give no assurance that it will be able to maintain or grow its existing market share and VISX may, in fact, be required to incur considerable expenditures in order to maintain or increase that market share. Should VISX’s procedure market share decline, it could have a material adverse effect on VISX’s business, financial position, and results of operations as well as the market price of VISX’s common stock.

General economic conditions could have a negative impact on VISX’s business, financial position, and results of operations.

Because laser vision correction is not subject to reimbursement from third-party payors such as insurance companies or government programs, the cost of laser vision correction is typically borne by individuals directly. Accordingly, weak or uncertain economic conditions may cause individuals to be less willing to incur the procedure cost associated with laser vision correction as was evidenced by VISX’s decline in revenues from 2002 compared to 2001 and from 2001 compared to 2000. A decline in economic conditions, especially in the United States, could result in a decline in the number of laser vision correction procedures performed and could have a material adverse effect on VISX’s business, financial position, and results of operations.

VISX relies upon a small number of customers for a significant portion of its revenues, which makes VISX’s financial position and operating results vulnerable to the loss of one of more of these customers.

A significant portion of VISX’s revenues is derived from sales to TLC Vision Corporation, or TLC. Sales to TLC accounted for 15% and 17% of total revenues for the three month periods ended September 30, 2004 and 2003, respectively. For the nine month periods ended September 30, 2004 and 2003, TLC accounted for 18% and 16% of total revenues, respectively. TLC accounted for 22% of VISX’s total receivables at both September 30, 2004 and December 31, 2003. Additionally, Taiwan Hwa-In Corporation accounted for 13% of VISX’s total receivables at September 30, 2004. Should VISX lose a significant customer or if anticipated sales to a significant customer do not materialize, VISX’s business, financial position and results of operations may suffer. In addition, should a significant customer become unable to pay balances owed, VISX would have to increase its charges for bad debt expense, which could have a material adverse effect on VISX’s business, financial position and results of operations.

If VISX fails to keep pace with advances in VISX’s industry or fail to develop new methods of vision correction, customers may not buy VISX’s products and VISX’s revenue may decline.

VISX must be able to manufacture and effectively market its products and persuade a sufficient number of eye care professionals to use its new products, as well as new methods of vision correction that VISX introduces, such as VISX’s CustomVue procedure. Sales of VISX’s existing products may decline rapidly if a new product is introduced by one of VISX’s competitors or if VISX announces a new product that, in either case, represents a substantial improvement over VISX’s existing products. A decrease in procedure volume may also occur if consumers elect to delay undergoing laser vision correction surgery because they believe improved technology or methods of treatment will be available in the near future.

While VISX devotes significant resources to research and development, VISX’s research and development may not lead to new products that achieve commercial success.

VISX’s research and development process is expensive, prolonged, and entails considerable uncertainty. Development of a new medical device, from discovery through testing and registration to initial product launch, typically takes between three and seven years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with ophthalmic research and development, products VISX is currently developing may not complete the development process or obtain the regulatory approvals required to market such products successfully. The products currently in VISX’s development pipeline may not be approved by regulatory entities and may not be commercially successful, and VISX’s current and planned products could be surpassed by more effective or advanced products.

VISX’s business is dependent on the enforceability and the validity of its United States and foreign patents; any unfavorable determinations with respect to these patents could negatively impact VISX’s financial condition and harm its business.

VISX owns over 200 United States and foreign patents and has more than 200 patent applications pending. In the past, VISX’s patents have been challenged on several fronts and VISX has asserted its patents against competitors. Generally, these proceedings centered on whether infringement of the patents had occurred, and on the validity or enforceability of the patents. While all of VISX’s historical proceedings have now been resolved, VISX may assert its patents against competitors in the future. If VISX’s patents were found to be invalid or unenforceable (or in the event that parties against whom VISX asserted patent infringement were found not to be infringing VISX’s patents) in any future proceedings, VISX’s ability to collect license fees from the parties to the litigation or from other sellers or users of laser vision correction equipment in the United States could suffer and VISX’s revenues could decline. In addition, other companies own United States and foreign patents covering methods and apparatus for performing corneal surgery with ultraviolet lasers. If VISX were accused of infringing such competitors’ patents and found to have infringed such patents, VISX could be subject to significant monetary liability and enjoined from distributing VISX’s products. Any one of these results could harm VISX’s business.

An unfavorable outcome in a product liability lawsuit could have a material adverse effect on VISX’s business, financial position, and results of operations.

VISX has in the past, and may again in the future, become subject to product liability claims. VISX could be liable for injuries or damage resulting from use of the VISX STAR™ Excimer Laser System or WaveScan System. In addition, a claim that an injury resulted from a defect in any VISX product, even if successfully defended, could damage VISX’s reputation. Product liability claims in excess of VISX’s insurance coverage against product liability risks associated with the testing, manufacturing, and marketing of its products could have a material adverse effect on VISX’s business, financial position, and results of operations.

If VISX becomes involved in litigation, unexpected costs and diversion of management’s resources could result.

In the past, VISX has been involved in a number of legal proceedings, some of which have resulted in significant legal expenses and settlement costs. In the future, VISX may become involved in additional legal proceedings that, regardless of their outcome or validity, could lead to additional expenses being incurred and diversion of VISX’s management’s resources.

If VISX is unable to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002, its financial results could suffer and its stock price could decline.

VISX must comply with the rules promulgated under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Rules describing the requirements for VISX’s auditors to be able to attest to VISX’s compliance under Section 404 were adopted in June 2004. Currently, there is no proven method for compliance with Section 404 and VISX’s management must exercise significant judgment in VISX’s effort to do so. As a result of this uncertainty, VISX cannot be certain that it will comply with the requirements of Section 404 in a timely manner. If VISX does not, public perception of VISX’s internal controls could be damaged, causing VISX’s financial results to suffer and VISX’s stock price to decline.

VISX’s reliance on sales in international markets could negatively impact its revenues and operating results.

Sales to customers outside the United States represented 16% of VISX’s total revenues for the three and nine months ended September 30, 2004 and 15% and 17% of VISX’s total revenues for the three and nine months ended September 30, 2003. To date, all of VISX’s sales have been denominated in United States dollars. VISX’s international presence exposes it to risks, including:

•	the need for export licenses in many countries;

•	unexpected regulatory requirements;

•	tariffs and other potential trade barriers and restrictions;

•	political, legal and economic instability in foreign markets such as South Korea;

•	longer accounts receivable cycles in all international markets;

•	difficulties in managing operations across disparate geographic areas;

•	foreign currency fluctuations;

•	reduced or limited protection of VISX’s intellectual property rights in some countries such as Taiwan; and

•	dependence on local distributors.

VISX is particularly susceptible to these risks in South Korea, Taiwan and Canada. If one or more of these risks materialize, VISX’s sales to international customers may decrease and VISX’s costs may increase, which could negatively impact VISX’s revenues and operating results.

Any failure by third party financing entities to satisfy their obligations to VISX would negatively impact VISX’s financial condition.

VISX has relationships with third party financing entities that purchase VISX’s products directly and subsequently lease and/or sell these products to VISX’s end-user customers, or provide financing directly to customers who purchase products directly from VISX. Should any third party financing entity or entities fail or refuse to pay VISX in a timely manner or at all, it could negatively affect VISX’s cash flows and could have a material adverse effect on VISX’s business, financial position and results of operations. In fact, DVI, which provided equipment purchase financing to VISX’s customers, entered into Chapter 11 bankruptcy proceedings in August 2003, and as a result, VISX recorded bad debt expense to increase VISX’s reserve for doubtful accounts to cover any remaining exposure on the $2.3 million of accounts receivables then outstanding from DVI.

Because VISX’s expenses are relatively fixed in the short term, VISX’s earnings will decline if it does not meet VISX’s projected sales.

VISX’s operating expenses, which include sales and marketing, research and development, and general and administrative expenses, are based on VISX’s expectations of future revenues and are relatively fixed in the short term. If revenues fall below expectations, VISX will not be able to reduce its spending rapidly in response to such a shortfall. Accordingly, any shortfall in revenues below expectations would likely have an immediate impact on VISX’s earnings per share, which could adversely affect the market price of VISX’s common stock.

Adverse tax assessments could have a negative impact on VISX’s earnings.

VISX operates throughout the United States and, consequently, is subject to various federal, state and local taxes, including sales, income, payroll, unemployment, property, franchise, capital and use tax on VISX’s operations, payroll, assets and services. VISX has made provisions and accruals in its financial statements for tax liabilities, but VISX cannot predict the outcome of all past and future tax assessments. If any taxing authority determines VISX owes amounts for taxes greater than expected, VISX’s earnings may be negatively affected.

If any of VISX’s single source suppliers were to cease providing components, VISX’s business, financial position, and results of operations, could be materially adversely affected.

The manufacture of the VISX STAR™ Excimer Laser System and WaveScan System is a complex operation involving numerous procedures. VISX depends on single and limited sources for several key components. If any of these suppliers were to cease providing components, VISX would be required to locate and contract with a substitute supplier. VISX could have difficulty identifying a substitute supplier in a timely manner or on commercially reasonable terms. If the production of VISX’s products, parts and services were interrupted or could not continue in a cost-effective or timely manner, VISX’s business, financial position, and results of operations, could be materially adversely affected.

Volatility in VISX’s stock price may discourage investment in VISX’s common stock.

The market price of VISX’s common stock has experienced fluctuations and is likely to fluctuate significantly in the future. VISX’s stock price can fluctuate for a number of reasons, including:

•	announcements about VISX or its competitors;

•	results or settlements of litigation;

•	quarterly variations in operating results;

•	the introduction or abandonment of new technologies or products;

•	changes in product pricing policies by VISX or its competitors;

•	changes in earnings estimates by analysts or changes in accounting policies; and

•	economic changes and political uncertainties.

In addition, stock markets have experienced significant price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. In addition, the securities of many medical device companies, including VISX, have historically been subject to extensive price and volume fluctuations that may affect the market price of their common stock. If these broad market fluctuations continue, they may adversely affect the market price of VISX’s common stock.

If any of VISX’s employees, consultants or others breach their proprietary information agreements, VISX’s competitive position could be harmed.

VISX protects its proprietary technology, in part, through proprietary information and inventions agreements with employees, consultants and other parties. These agreements with employees and consultants generally contain standard provisions requiring those individuals to assign to VISX, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. If any of VISX’s employees, consultants or others breach these agreements VISX’s competitors may learn of VISX’s trade secrets.

Recent changes in the accounting treatment of stock options could have a negative impact on VISX’s financial statements and cause its stock price to decline.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share-Based Payment, or FAS 123(R), which includes proposed rule changes requiring companies to expense the fair value of employee stock options and other forms of stock-based compensation. Currently, VISX includes such expenses on a pro forma basis in the notes to its annual financial statements in accordance with accounting principles generally accepted in the United States, but does not record a charge for employee stock option expense in the reported financial statements. Once VISX is required to comply with FAS 123(R), as of the beginning of the third quarter of 2005 VISX’s reported earnings will decrease significantly which could in turn lead to a decline in VISX’s stock price.

The anti-takeover provisions in VISX’s charter documents could delay or prevent a takeover attempt or make an investment in VISX common stock less appealing to future investors.

In 2000, VISX adopted a stockholder rights plan. The presence of this plan could make it more difficult for a third party to engage in a takeover attempt, even a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price for VISX’s common stock. In addition, the presence of the plan could delay or impede the removal of incumbent directors. These provisions may also impact the amount of interest investors have in VISX’s business.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning, may identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, in each case relating to AMO or VISX, respectively, wherever they occur in this joint proxy statement/prospectus or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective management of AMO and VISX and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the ophthalmic medical device industry in particular, and the effects of foreign exchange rates and interest rates;

•	the ability to obtain the approvals of each company’s stockholders, to obtain or meet the closing conditions in the merger agreement, including applicable regulatory and tax requirements, and to otherwise complete the merger in a timely manner;

•	the ability to timely and cost-effectively integrate the operations of AMO and VISX;

•	the ability to realize the synergies and other perceived advantages resulting from the merger;

•	access to available and feasible financing, including financing for the merger, on a timely basis;

•	the ability to retain key personnel both before and after the merger;

•	the ability of each company to successfully execute its business strategies;

•	the extent and timing of market acceptance of new products or product indications;

•	the ability of each company to procure, maintain, enforce and defend its patents and proprietary rights;

•	changes in laws, including increased tax rates, regulations or accounting standards, third party relations and approvals, and decisions of courts, regulators and governmental bodies;

•	litigation outcomes and judicial actions, including costs and existing or additional litigation associated with the merger, and legislative action, referenda and taxation;

•	the ability of AMO or the combined company to continue to increase customer loyalty;

•	the ability to recoup costs of capital investments through higher revenues;

•	environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

•	the effects of environmental and structural building conditions relating to our properties;

•	acts of war or terrorist incidents; and

•	the effects of competition, including locations of competitors and operating and market competition.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither AMO nor VISX undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE AMO SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to AMO stockholders as part of a solicitation of proxies by the AMO board of directors for use at a special meeting of AMO stockholders. This joint proxy statement/prospectus provides AMO stockholders with information they need to know to be able to vote or instruct their vote to be cast at the AMO special meeting.

Date, Time, and Place

The AMO special meeting will be held on             , 2005 at             a.m., local time, at 1700 East St. Andrew Place, Santa Ana, California 92705.

Purpose; Other Matters

The AMO special meeting is being held for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of shares of AMO common stock in the merger;

•	to consider and vote upon a proposal to approve an amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock from 120,000,000 to 240,000,000;

•	to consider and vote upon a proposal to approve the AMO 2005 Incentive Compensation Plan;

•	to consider and vote upon a proposal to approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan; and

•	to consider and vote upon a proposal to approve the Amended and Restated AMO 2002 International Stock Purchase Plan.

AMO stockholders will also be asked to consider and vote upon any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting. AMO does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the AMO special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

AMO stockholders are voting on each proposal separately. Except as described below, the vote of an AMO stockholder on one proposal has no bearing on any of the other proposals, or any other matter that may come before the special meeting. In their discretion, the proxies are authorized to vote upon such other business as may properly be presented to the meeting or any adjournments, postponements, continuations or reschedulings thereof. If you vote “AGAINST” any of the proposals, the proxies are not authorized to vote for any adjournments, postponements, continuations or reschedulings of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate by marking the appropriate box on the proxy card.

Recommendation of the AMO Board of Directors

Proposal 1

The AMO board of directors has unanimously approved a resolution, subject to stockholder approval, to approve the issuance of shares of AMO common stock in the merger and unanimously recommends that AMO stockholders vote “FOR” approval of the issuance of shares.

Approval of this proposal by AMO stockholders is a condition to the effectiveness of the merger.

Proposal 2

The AMO board of directors has also unanimously approved a resolution, subject to stockholder approval, to amend the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock from 120,000,000 to 240,000,000 and unanimously recommends that AMO stockholders vote “FOR” approval of the amendment to the AMO certificate of incorporation.

Approval of this proposal is not a condition to the effectiveness of the merger. However, as long as the AMO stockholders approve the amendment to the AMO certificate of incorporation, even if the AMO stockholders do not approve the proposal to issue shares of AMO common stock in the merger or any of the other proposals, the amendment to the AMO certificate of incorporation could be implemented.

If this proposal is approved by AMO stockholders, the authorized number of shares of AMO common stock will increase from 120,000,000 to 240,000,000. AMO intends to file the amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock as soon as practicable following approval by the AMO stockholders. The form of the certificate of amendment to the AMO certificate of incorporation is attached to this joint proxy statement/prospectus as Annex B. AMO reserves the right to abandon, upon approval of the AMO board of directors, the proposed amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock at any time prior to the filing of the amendment with the Secretary of State of the State of Delaware, including after approval of the AMO stockholders has been obtained.

The AMO board of directors believes it is desirable to authorize additional shares of AMO common stock so that there will be sufficient shares available for issuance for purposes that the AMO board of directors may later determine to be in the best interests of AMO and its stockholders. Such purposes could include the offer of shares for cash, acquisitions, financings, mergers, stock splits, employee benefit programs and other general corporate purposes. No further action or authorization by AMO stockholders would be necessary prior to the issuance of additional shares of AMO common stock, unless required by applicable law or regulation.

Of the 120,000,000 shares of AMO common stock currently authorized for issuance, an aggregate of 37,073,177 shares were outstanding on February 4, 2005. An aggregate of 11,900,000 shares have been reserved for issuance under AMO’s stock-based compensation plans, of which approximately 1,347,756 shares have been issued. In addition, AMO reserved for issuance the following numbers of shares: (a) 6,816,796 shares upon conversion of $140.0 million aggregate principal amount (of which $8.6 million aggregate principal amount remains outstanding) of AMO’s 3.5% Convertible Senior Subordinated Notes due 2023, which we refer to as the 3.5% Notes (based on the current conversion rate of 48.6914 shares of AMO common stock per $1,000 principal amount of the 3.5% Notes), (b) 6,966,575 shares upon conversion of $350.0 million aggregate principal amount (all of which remains outstanding) of AMO’s 2.5% Convertible Senior Subordinated Notes due 2024, which we refer to as the 2.5% Notes (based on the current conversion rate of 19.9045 shares of AMO common stock per $1,000 principal amount of the 2.5% Notes), and (c) 7,947,482 shares issuable in certain refinancings of the 3.5% Notes for common stock (of which 7,020,784 shares have been issued). In accordance with the terms of the indenture governing the 2.5% Notes, AMO has elected to satisfy in cash its conversion obligation with respect to the principal amount of any 2.5% Notes converted after December 15, 2004, with any remaining amount of the conversion obligation to be satisfied in shares of AMO common stock, calculated as set forth in the indenture based on (a) the current conversion rate of 19.9045 shares of AMO common stock per $1,000 principal amount of 2.5% Notes, and (b) the applicable stock price (as defined in the indenture). The current conversion rates of the 3.5% Notes and the 2.5% Notes are subject to adjustment as provided in the respective indentures. In the merger, AMO would issue approximately 27,600,000 shares of AMO common stock, based on the merger consideration of 0.552 shares of AMO common stock (not counting the $3.50 in cash for each VISX share) for each share of VISX common stock outstanding, which as of December 31, 2004 was 49,923,381. Based upon the foregoing, if AMO did not increase its authorized common stock beyond the 120,000,000 shares currently authorized, immediately following the completion of the merger, AMO would have fewer than approximately 36.5 million shares unreserved and available for future issuances.

The proposed increase in the authorized shares could have a number of effects on AMO stockholders, depending on the exact nature and circumstances of any actual issuance of shares. An issuance of additional shares by AMO could have an effect on the potential realizable value of an AMO stockholder’s investment. In the absence of a proportionate increase in AMO’s earnings and book value, an increase in the aggregate number of outstanding shares of AMO common stock caused by the issuance of the additional shares would dilute the earnings per share and book value per share of all outstanding shares. If such factors were reflected in the price per share of AMO common stock, the potential realizable value of a stockholder’s investment could be adversely affected.

In addition, the increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of AMO more difficult. For example, additional shares could be issued by AMO to dilute the stock ownership or voting rights of persons seeking to obtain control of AMO. Similarly, the issuance of additional shares to certain persons allied with AMO’s management could have the effect of making it more difficult to remove AMO’s current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. The proposed amendment to increase the authorized AMO common stock is not prompted by any specific effort or takeover threat currently perceived by AMO.

Proposal 3

General

The AMO board of directors has adopted the AMO 2005 Incentive Compensation Plan, subject to the approval of the AMO stockholders. The AMO board of directors believes the proposed plan, pursuant to which 5,000,000 shares of AMO common stock will be reserved for issuance of awards, is essential to maintain AMO’s balanced and competitive total compensation programs. AMO currently grants awards under its 2002 Incentive Compensation Plan, which is referred to as the 2002 Plan. As of November 30, 2004, 2,013,529 shares of AMO common stock remained available for future grants under the 2002 Plan and 5,788,548 shares of AMO common stock were subject to outstanding awards granted under the 2002 Plan. Immediately following the merger, AMO will be assuming the rights and obligations of VISX with respect to the VISX 2000 Stock Plan. The number of shares available for grant under the VISX 2000 Stock Plan to employees of VISX will be adjusted to reflect both the last reported sales price of AMO common stock on the day the merger is completed and the $3.50 in cash paid to VISX stockholders in the merger. The proposed plan would enable AMO to continue to attract, retain and provide equity incentives to selected employees and other individuals to promote the financial success of AMO. In the event the 2005 Incentive Compensation Plan becomes effective, no new awards will be granted under the 2002 Plan or the VISX 2000 Stock Plan. In the event the 2005 Incentive Compensation Plan does not become effective, AMO will continue making awards under the 2002 Plan and, upon completion of the merger, the VISX 2000 Stock Plan, in accordance with the terms of such plans. If this proposal is not approved by AMO stockholders, the number of options that could be granted under the VISX 2000 Stock Plan is approximately 1,800,000 as of January 6, 2005.

Reflecting AMO’s commitment to strong governance practices, including relating to compensation matters, the AMO 2005 Incentive Compensation Plan prohibits the repricing of stock options, the grant of discounted stock options or reload stock options, and loans to employees to finance a transaction under this plan. A “reload stock option” is one that entitles the optionee to the automatic grant of additional options in connection with an exercise of the original option.

In 1993, Section 162(m) was added to the Internal Revenue Code. Section 162(m) may limit AMO’s ability to deduct for United States federal income tax purposes compensation in excess of $1 million paid to each of its Chief Executive Officer and its four other highest paid executive officers in any one fiscal year. Grants of awards under the proposed plan would be subject to the $1 million deduction limitation unless the proposed plan complies with the requirements for “performance-based compensation.” One of the requirements of “performance-based compensation” is that AMO stockholders approve the material terms of the proposed plan.

The following is a summary of the principal features of the proposed plan. The summary is qualified by and subject to the actual provisions of the proposed plan attached to this joint proxy statement/prospectus as Annex C.

Summary of the AMO 2005 Incentive Compensation Plan

Purpose and Eligibility

The purpose of the proposed plan is to advance the interests of AMO and the AMO stockholders by affording AMO directors, employees and consultants an opportunity to acquire or increase a proprietary interest in AMO or to otherwise benefit from AMO’s success through the grant of stock options, dividend equivalents, restricted stock, stock appreciation rights, stock payments, performance awards or other awards granted or sold under the proposed plan, collectively referred to as incentive awards. AMO thereby seeks to attract, retain and motivate those highly competent individuals upon whose judgment, initiative, leadership and continued efforts AMO’s success in large measure depends.

All of AMO’s regular employees, its independent directors, and certain consultants are eligible to receive incentive awards under the proposed plan if selected by the Organization, Compensation and Corporate Governance Committee, referred to as the committee, of the AMO board of directors. Currently, all of AMO’s approximately 2,800 employees are eligible for selection, in addition to AMO’s six independent directors. In addition, following the merger, approximately an additional 350 employees of VISX will also be eligible for selection. The target population for regular grants of awards is currently approximately 250 employees and will expand to approximately 340 with the addition of the VISX employees.

Administration, Amendment and Termination

The committee is responsible for administering the proposed plan and is composed of two or more persons appointed by the AMO board of directors. All committee members must be both “non-employee” as defined by Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Internal Revenue Code. The committee has the authority to interpret the proposed plan, determine the terms and conditions of incentive awards and make all other determinations necessary and/or advisable for the administration of the proposed plan. The committee may, with the consent of a participant, amend the terms of any existing incentive award previously granted to the participant, in a manner consistent with the proposed plan. The committee may not, however, reduce the exercise price of an outstanding stock option without first obtaining approval from the AMO stockholders. The committee also has authority to prescribe, amend and rescind rules and regulations relating to the proposed plan.

The AMO board of directors may alter, amend, suspend or terminate the proposed plan at any time. However, the AMO board of directors may not take any action to increase the maximum number of shares that may be sold or issued under the proposed plan or alter the class of eligible participants without the approval of the AMO stockholders.

Dividend Equivalents

The committee may, in its discretion and at no additional cost, grant a holder of an incentive award denominated in shares of AMO common stock an amount payable in cash, common stock or a combination thereof that is equivalent to the amount of dividends paid to AMO stockholders who own an equal number of shares of AMO common stock.

Option Grants to Employees and Consultants

Stock options granted under the proposed plan may be incentive stock options, or ISOs, intended to qualify under the provisions of Section 422 of the Internal Revenue Code or nonqualified stock options which do not so qualify. The committee determines the exercise price of AMO common stock that is subject to an option at the date the option is granted. The exercise price of an option may be less than the fair market value on the date of grant of the common stock subject to the option; however, the exercise price for an ISO may not be less than the fair market value on the date of grant of the common stock subject to the ISO. Options may be exercised as determined by the committee provided that an ISO may not be exercised after ten years from the date of grant.

The proposed plan provides for automatic acceleration of vesting of options in the event of a change in control or an employee’s termination due to death, total disability or job elimination. In the event employment terminates for cause, all options, vested and unvested, expire on the date of termination. In all other situations, options are exercisable upon termination only to the extent vested, unless otherwise determined by the committee.

Performance Awards

The committee may grant awards, payable in cash, common stock, restricted stock or a combination thereof to employees and consultants, with the terms and conditions determined by the committee at the time of grant. The committee will determine the performance criteria to be utilized to calculate the value of the performance awards, the term of the performance awards, the event or events giving rise to the right to payment of a performance award, and the form (cash, common stock and/or restricted stock) and time of payment of performance awards.

The performance criteria may be any one of the following:

•	net income;

•	pre-tax income;

•	operating income;

•	cash flow;

•	earnings per share;

•	return on equity;

•	return on invested capital or assets;

•	cost reduction or savings;

•	funds from operations;

•	appreciation in the fair market value of AMO common stock;

•	earnings before any one or more of the following items: interest, taxes, depreciation or amortization; or

•	total stockholder return.

Restricted Stock

The committee may award restricted stock to employees, consultants and independent directors. Shares of restricted stock are nontransferable and subject to a substantial risk of forfeiture until specific conditions are met as set forth in the proposed plan and in any statement evidencing the grant. The committee determines the purchase price (if any), terms of payment of the purchase price, restrictions upon the restricted stock and when the restrictions will lapse.

Upon termination of a participant’s employment, consultancy or directorship for death or total disability, restrictions on all shares lapse. In the event an employee is terminated for job elimination, restrictions lapse on a prorated number of shares. In all other cases, all shares of restricted stock are forfeited and are repurchased by AMO if the participant paid any purchase price.

Stock Appreciation Rights

The committee may approve the grant to employees or consultants of a stock appreciation right, or a right to receive a number of shares of AMO common stock or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares subject to the right during a period as specified by the committee. They may be related or unrelated to stock options.

Stock Payments

The committee may approve payments in shares of AMO common stock to replace all or any portion of the compensation (other than base salary) that would otherwise become payable to any regular employee or consultant in cash.

Securities Subject to Plan

The aggregate number of shares of AMO common stock reserved for issuance under the proposed plan is 5,000,000. The maximum number of shares AMO common stock available for issuance pursuant to the exercise of ISOs is 5,000,000. Shares subject to the unexercised portion of any incentive award that expires, terminates or is canceled and shares issued pursuant to an incentive award that AMO reacquires will again become available for the grant of further incentive awards under the proposed plan.

The proposed plan provides that the maximum number of shares with respect to which incentive awards may be granted to any individual in any given calendar year is 500,000. The maximum dollar amount of performance awards paid in cash in the aggregate to any individual in any calendar year is $500,000.

The maximum number of shares issuable under the proposed plan, the number and kind of shares or other securities subject to then outstanding incentive awards, and the price for each share or other unit of any other securities subject to then outstanding incentive awards, will be appropriately and proportionately adjusted to reflect mergers, consolidations, sales or exchanges of all or substantially all of AMO’s properties, reorganizations, recapitalizations, reclassifications, stock dividends, stock splits, reverse stock splits, spin-offs or other distributions with respect to such shares of common stock (or any stock or securities received with respect to such common stock) or a reduction in the value of the outstanding shares of common stock by reason of an extraordinary cash dividend.

On February 7, 2005, the closing price of AMO common stock on the NYSE was $44.01 per share.

United States Federal Income Tax Consequences

The following is a brief description of the United States federal income tax treatment which will generally apply to incentive awards made under the proposed plan, based on United States federal income tax laws currently in effect. The exact United States federal income tax treatment of an incentive award will depend on the specific nature of the incentive award. Such an incentive award may, depending on the conditions applicable to the incentive award, be taxable as an option, as restricted or unrestricted stock, as a cash payment, or otherwise. Employees that participate in the plan are advised to consult with their tax advisor for particular federal, as well as state and local, income and any other tax advice.

Incentive Stock Options. Pursuant to the proposed plan, employees may be granted options which are intended to qualify as ISOs under the provisions of Section 422 of the Internal Revenue Code. Generally, the optionee is not taxed and AMO is not entitled to a deduction on the grant or the exercise of an ISO. However, if the optionee sells the shares acquired upon the exercise of an ISO at any time within (a) one year after the date of transfer of ISO shares to the optionee pursuant to the exercise of the ISO or (b) two years after the date of grant of the ISO, then (1) the optionee will recognize capital gain equal to the excess, if any, of the sales price over the fair market value of the ISO shares on the date of exercise, (2) the optionee will recognize ordinary income equal to the excess, if any, of the lesser of the sales price or the fair market value of the ISO shares on the date of exercise, over the exercise price of the ISO, (3) the optionee will recognize capital loss equal to the excess, if any, of the exercise price of the ISO over the sales price of the ISO shares, and (4) AMO will generally be entitled to a deduction equal to the amount of ordinary income recognized by the optionee. If the optionee sells the ISO shares at any time after the optionee has held the ISO shares for at least (i) one year after the date of transfer of the ISO shares to the optionee pursuant to the exercise of the ISO and (ii) two years after the date of grant of the ISO, then the optionee will recognize capital gain or loss equal to the difference between the sales price and the exercise price of the ISO, and AMO will not be entitled to any deduction.

The amount by which the fair market value of the ISO shares received upon exercise of an ISO exceeds the exercise price will be included as a positive adjustment in the calculation of an optionee’s “alternative minimum taxable income,” or AMTI in the year of exercise. The “alternative minimum tax” imposed on individual taxpayers is generally equal to the amount by which 28% (26% of AMTI below certain amounts) of the individual’s AMTI (reduced by certain exemption amounts) exceeds his or her regular income tax liability for the year.

Nonqualified Options. The grant of an option or other similar right to acquire stock which does not qualify for treatment as an ISO is generally not a taxable event for the optionee. Upon exercise of the option, the optionee will generally recognize ordinary income in an amount equal to the excess of the fair market value of the stock acquired upon exercise (determined as of the date of the exercise) over the exercise price of the option, and AMO will be entitled to a tax deduction equal to that amount.

Restricted Stock. Incentive awards under the proposed plan may also include the grant or sale of restricted stock. Unless the recipient makes an election within 30 days after the receipt of the restricted stock, the recipient generally will not be taxed on the receipt of restricted stock until the restrictions on the stock expire or are removed. When the restrictions expire or are removed, the recipient will recognize ordinary income (and AMO will be entitled to a deduction) in an amount equal to the excess of the fair market value of the stock at that time over the purchase price (if any). However, if the recipient makes an election within 30 days of the receipt of restricted stock, he or she will recognize ordinary income (and AMO will be entitled to a deduction) equal to the excess of the fair market value of the stock on the date of receipt (determined without regard to vesting restrictions) over the purchase price (if any).

Stock Appreciation Rights. Recipients of stock appreciation rights, or SARs, generally do not recognize income upon the grant of the rights. When a participant elects to receive payment of a SAR, the participant recognizes ordinary income in an amount equal to the cash and fair market value of shares of common stock received, and AMO is entitled to a deduction equal to that amount.

Performance Awards, Dividends, and Dividend Equivalents. A payment made under a performance award (e.g., stock and cash bonuses), dividends and dividend equivalent payments are taxable as ordinary income when actually or constructively received by the recipient. As to any performance award paid in common stock, the amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date received. AMO is entitled to deduct the amount of a performance award, dividends, and dividend equivalent payments when these amounts are taxable as compensation to the recipient.

Miscellaneous Tax Issues. Incentive awards may be granted under the plan which do not fall clearly into the categories described above. The United States federal income tax treatment of these incentive awards will depend upon the specific terms of the awards. Generally, AMO will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a participant in connection with incentive awards made under the proposed plan. In addition, the American Jobs Creation Act of 2004 may change the tax treatment of incentive awards granted under the plan to the extent the incentive awards are subject to Section 409A of the Internal Revenue Code.

Special rules will apply in cases where a recipient of an incentive award pays the exercise or purchase price of the incentive award or applicable withholding tax obligations under the proposed plan by delivering previously owned shares of common stock or by reducing the amount of shares otherwise issuable pursuant to the incentive award. The surrender or withholding of such shares will in certain circumstances result in the recognition of income with respect to such shares or a carryover basis in the shares acquired.

The proposed plan generally provides for accelerated vesting or payment of incentive awards in connection with a change in ownership or control. In that event and depending upon the individual circumstances of the recipient, certain amounts with respect to these awards may constitute “excess parachute payments” under the “golden parachute” provisions of the Internal Revenue Code. Pursuant to these provisions, a recipient will be subject to a 20% excise tax on any “excess parachute payment” and AMO will be denied any deduction with respect to the payment. Recipients of incentive awards are advised to consult their tax advisors as to whether accelerated vesting of an incentive award in connection with a change of ownership or control would give rise to an excess parachute payment.

AMO generally obtains a deduction equal to the ordinary income recognized by the recipient of an incentive award. AMO’s deduction for these amounts (including amounts attributable to the ordinary income recognized with respect to options, restricted stock, SARs, and performance awards) may be limited under Section 162(m) of the Internal Revenue Code to $1 million (per person) annually if this plan is not approved by AMO stockholders. The $1 million annual limit generally only applies to nonperformance-based compensation paid to AMO’s Chief Executive Officer and its other four most highly compensated officers.

New Plan Benefits

At this time AMO cannot determine the amount of incentive awards under the AMO 2005 Incentive Compensation Plan, if approved, that will be granted in the future to specific officers, officers as a group, or non-officer employees as a group. Grants under the AMO 2005 Incentive Compensation Plan will be made at the discretion of the committee and, accordingly, are not yet determinable. In addition, benefits under the AMO 2005 Incentive Compensation Plan will depend on a number of factors, including the fair market value of AMO common stock on future dates and the exercise decisions made by participants. Consequently, it is not possible to determine the benefits that might be received by participants of incentive awards that will be made thereunder during 2004 or the incentive awards that would have been made thereunder during 2003 had the AMO 2005 Incentive Compensation Plan been in effect.

Recent Accounting Development

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised), “Share-Based Payment.” This standard requires expensing of stock options and other share-based payments and supercedes the FASB’s earlier rule (the original SFAS 123) that had allowed companies to choose between expensing stock options or showing pro forma disclosure only. AMO will be required to implement the new pronouncement and begin recording share-based expense at the beginning of the third quarter of fiscal 2005.

The AMO board of directors recommends that stockholders vote “FOR” the approval of the AMO 2005 Incentive Compensation Plan.

Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the AMO 2005 Incentive Compensation Plan but do not approve the proposal to issue shares of AMO common stock in the merger, the 2005 Incentive Compensation Plan will not be implemented and the 2002 Plan will remain in effect.

Proposal 4

In June 2002, the AMO board of directors adopted, and AMO’s then sole stockholder subsequently approved, the AMO 2002 Employee Stock Purchase Plan, which, as amended and restated, is referred to as the ESPP. The aggregate number of shares initially reserved under the ESPP (together with shares reserved under the 2002 AMO International Stock Purchase Plan, which is referred to as the International ESPP, in the aggregate) was equal to the lesser of (i) 290,000 shares of common stock, or (ii) one percent of the shares of AMO common stock outstanding as of June 29, 2002, and increased once per year beginning October 1, 2003 by the lesser of (x) 290,000 shares of AMO common stock, or (y) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter, such aggregate number reduced by the purchase rights granted under the International ESPP.

As of November 30, 2004, an aggregate of 401,061 shares of AMO common stock had been issued under the ESPP and International ESPP and only 466,174 shares of AMO common stock remained available for future issuance before the next scheduled annual increase.

On November 18, 2004, the AMO board of directors approved amendments to the ESPP that, subject to the approval of AMO stockholders, would:

•	increase the number of shares available for issuance under the ESPP,

•	extend the term of the ESPP, and

•	reflect other administrative ESPP changes.

Reasons for the Amendments: Merger Commitments Will Prematurely Deplete Available Reserves.

AMO stockholders are being asked to approve an increase in ESPP and International ESPP shares on each November 1 beginning November 1, 2005, and ending (and including), November 1, 2014, by the lesser of (i) 400,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter in lieu of the increase on each October 1 beginning October 1, 2005, by the lesser of (i) 290,000 shares of common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter. The AMO board of directors believes this increase in the number of shares available for issuance under the ESPP is necessary to accommodate the enrollment of VISX employees who will be entitled to participate in the ESPP and International ESPP within thirty days following completion of the merger. In the event the AMO stockholders do not approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan and the Amended and Restated AMO 2002 International Stock Purchase Plan, the ESPP and the International ESPP will continue in accordance with their terms without giving effect to the amendments.

The following is a summary of the principal features of the ESPP, as amended and restated. The summary is qualified by and subject to the actual provisions of the Amended and Restated AMO 2002 Employee Stock Purchase Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex D.

Summary of the ESPP

Purpose and Eligibility

The purposes of the ESPP are (i) to assist eligible employees of AMO and certain of its subsidiary corporations in acquiring ownership of shares of AMO common stock pursuant to a plan which is intended to qualify as an “employee stock purchase plan,” within the meaning of Section 423(b) of the Internal Revenue Code and (ii) to help these employees provide for their future security and to encourage them to remain in AMO’s employment.

Employees are eligible to participate if they are employed by AMO or any designated subsidiary; provided, however, an employee may not be granted the right to purchase stock under the ESPP if the employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of AMO’s capital stock, or (ii) holds rights to purchase stock under any of AMO’s employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. As of the AMO record date, a total of 371 employees have elected to participate in the ESPP.

Administration

The committee administers the ESPP and is composed of two or more persons appointed by the AMO board of directors. All committee members must be “non-employee directors” as defined by Rule 16b-3 under the Exchange Act. The committee has the power to interpret the ESPP and the terms of the purchase rights granted under the ESPP and to adopt rules for the administration, interpretation, and application of the ESPP as are consistent with the ESPP and to interpret, amend or revoke those rules.

Duration, Amendment and Termination

The AMO board of directors may alter, amend, suspend or terminate the ESPP at any time. However, the AMO board of directors may not take any action to increase the maximum number of shares that may be sold or issued under the plan or alter the class of eligible participants without the approval of the AMO stockholders and may not take any action to abbreviate the offering period then in effect, unless such action is in connection with a change in control or required in order for the ESPP to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code.

Unless earlier terminated by the AMO board of directors, the ESPP currently expires in June 2012. AMO stockholders are being asked to approve an amendment to the ESPP to extend the term until after the scheduled purchase under the ESPP occurs on October 31, 2015.

Offering Periods

The ESPP initially contained offering periods that commenced October 1 and April 1 of each year, and ended on March 31 and September 30, respectively. On August 15, 2004, the AMO board of directors amended the ESPP to provide that the offering period commencing on October 1, 2004, would end on April 30, 2005, and thereafter offering periods would commence on May 1 and November 1 of each year and end on April 30 and October 31, respectively.

Participation in the ESPP

The ESPP permits eligible employees to contribute up to 10% of the employee’s compensation through automatic payroll deductions. The maximum number of shares an employee may purchase during a single offering period is 10,000.

Purchase Price; Payment of Purchase Price

The price of AMO common stock offered under the ESPP is an amount equal to 85% of the lower of the fair market value of AMO common stock at the beginning or at the end of each offering period. The purchase price of the shares is accumulated by payroll deductions over the offering period.

Withdrawal; Termination of Employment

Employees may end their participation in the ESPP at any time during an offering period. In that event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with AMO.

Change in Control

In the event of a change in control of AMO, the committee will provide that all outstanding purchase rights under the plan will (i) continue, (ii) be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or (iii) be substituted for by similar purchase rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices. In the event that all outstanding purchase rights do not continue or are not assumed or substituted for, the committee will provide that all outstanding purchase rights will be exercised immediately prior to the change in control and the purchase rights will terminate immediately after they are exercised.

Securities Subject to Plan

Currently, a maximum of 2,900,000 shares of AMO common stock are authorized under the ESPP (together with the International ESPP). AMO stockholders are being asked to approve an increase in the number of shares subject to the ESPP on each November 1 beginning November 1, 2005, and ending (and including), November 1, 2014, by the lesser of (i) 400,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter in lieu of the increase on each October 1 beginning October 1, 2005, by the lesser of (i) 290,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter. If the proposal is approved by the AMO stockholders, a maximum of 4,867,235 shares of AMO common stock would be authorized under the ESPP (together with the International ESPP) through October 2015.

The maximum number of shares issuable under the ESPP, the number of shares or other securities subject to then outstanding purchase rights, and the price for each share or other securities subject to then outstanding purchase rights, will be appropriately and proportionately adjusted to reflect mergers, consolidations, sales or exchanges of all or substantially all of AMO’s properties, reorganizations, recapitalizations, reclassifications, stock dividends, stock splits, reverse stock splits, spin-offs or other distributions with respect to such shares of common stock (or any stock or securities received with respect to such common stock) or a reduction in the value of the outstanding shares of common stock by reason of an extraordinary cash dividend.

On February 7, 2005, the closing price of AMO common stock on the NYSE was $44.01 per share.

United States Federal Income Tax Consequences

The following is a brief description of the United States federal income tax treatment which will generally apply to shares of AMO common stock acquired under the ESPP, based on United States federal income tax laws currently in effect. Employees that participate in the ESPP are advised to consult with their tax advisor for particular United States federal, as well as state and local, income and any other tax advice.

Under the ESPP, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two (2) years from the first day of the offering period and more than one (1) year from the date of transfer of the stock to the participant, then the participant will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of the sale or disposition over the purchase price, or (ii) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of both of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on the sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. AMO is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent ordinary income is recognized by participants upon a sale or disposition of shares prior to the expiration of the holding period(s) described above.

The ESPP is intended to comply with Section 423 of the Internal Revenue Code. The International ESPP is not intended to comply with Section 423 of the Code, but includes provisions to provide tax advantages to employees in the foreign jurisdictions where the International ESPP is offered. By complying with foreign rules, AMO did not want to risk disqualification of the ESPP under the Code, and therefore segregated the two plans to protect the United States benefit.

New Plan Benefits

At this time AMO cannot determine the amount of benefits under the Amended and Restated AMO 2002 Employee Stock Purchase Plan, if approved, that will be granted in the future, or that would have been made thereunder during 2003 had the ESPP been in effect, to specific officers, officers as a group, or non-officer employees as a group.

Recent Accounting Development

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised), “Share-Based Payment.” This standard requires expensing of stock options and other share-based payments and supercedes the FASB’s earlier rule (the original SFAS 123) that had allowed companies to choose between expensing stock options or showing pro forma disclosure only. AMO will be required to implement the new pronouncement and begin recording share-based expense at the beginning of the third quarter of fiscal 2005.

The AMO board of directors recommends that stockholders vote “FOR” the approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan.

Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan but do not approve the proposal to issue shares of AMO common stock in the merger, the Amended and Restated AMO 2002 Employee Stock Purchase Plan will not be implemented and the AMO 2002 Employee Stock Purchase Plan will remain as currently in effect.

Proposal 5

In June 2002, the AMO board of directors adopted, and AMO’s then sole stockholder subsequently approved, the AMO 2002 International Stock Purchase Plan, which, as amended and restated, is referred to as the International ESPP. The aggregate number of shares initially reserved under the International ESPP (together with shares reserved under the ESPP, in the aggregate) was equal to the lesser of (i) 290,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the June 29, 2002, and increased once per year beginning October 1, 2003 by the lesser of (x) 290,000 shares of AMO common stock, or (y) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter, such aggregate number reduced by the purchase rights granted under the ESPP.

As of November 30, 2004, an aggregate of 401,061 shares of AMO common stock had been issued under the International ESPP and ESPP and only 466,174 shares of AMO common stock remained available for future issuance before the next scheduled annual increase.

On November 18, 2004, the AMO board of directors approved amendments to the International ESPP that, subject to the approval of the AMO stockholders, would:

•	increase the number of shares available for issuance under the International ESPP,

•	extend the term of the International ESPP, and

•	reflect other administrative International ESPP changes.

Reasons for the Amendments: Merger Commitments Will Prematurely Deplete Available Reserves.

AMO stockholders are being asked to approve an increase in International ESPP and ESPP shares on each November 1 beginning November 1, 2005, and ending (and including), November 1, 2014, by the lesser of (i) 400,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter in lieu of the increase on each October 1 beginning October 1, 2005, by the lesser (i) 290,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter. The AMO board of directors believes this increase in the number of shares available for issuance under the International ESPP is necessary to accommodate the enrollment of VISX employees who will be entitled to participate in the International ESPP within thirty days following completion of the merger. In the event the AMO stockholders do not approve the Amended and Restated AMO 2002 Employee Stock Purchase Plan and the Amended and Restated AMO 2002 International Stock Purchase Plan, the ESPP and the International ESPP will continue in accordance with their terms without giving effect to the amendments.

The following is a summary of the principal features of the International ESPP, as amended and restated. The summary is qualified by and subject to the actual provisions of the Amended and Restated AMO 2002 International Stock Purchase Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex E.

Summary of the International Stock Purchase Plan

Purpose and Eligibility

The purposes of the International ESPP are (i) to assist eligible employees of certain of AMO’s subsidiary corporations outside of the United States in acquiring ownership of shares of AMO common stock and (ii) to help these employees provide for their future security and to encourage them to remain in AMO’s employment.

Employees are eligible to participate if they are employed by any designated subsidiary; provided, however, an employee may not be granted the right to purchase stock under the International ESPP if the employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of AMO’s capital stock, or (ii) holds rights to purchase stock under any of AMO’s employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. As of the AMO record date, a total of 416 employees have elected to participate in the International ESPP.

Administration

The committee administers the International ESPP and is composed of two or more persons appointed by the AMO board of directors. All committee members must be “non-employee directors” as defined by Rule 16b-3 under the Exchange Act. The committee has the power to interpret the International ESPP and the terms of the purchase rights granted under the International ESPP and to adopt rules for the administration, interpretation, and application of the International ESPP as are consistent with the International ESPP and to interpret, amend or revoke those rules.

Duration, Amendment and Termination

The AMO board of directors may alter, amend, suspend or terminate the International ESPP at any time. However, the AMO board of directors may not take any action to increase the maximum number of shares that may be sold or issued under the plan or alter the class of eligible participants without the approval of the AMO stockholders and may not take any action to abbreviate the offering period then in effect, unless such action is in connection with a change in control or the offering period under the ESPP is abbreviated in order for the ESPP to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code.

Unless earlier terminated by the AMO board of directors, the International ESPP currently expires in June 2012. AMO stockholders are being asked to approve an amendment to the International ESPP to extend the term until after the scheduled purchase under the International ESPP occurs on October 31, 2015.

Offering Periods

The International ESPP initially contained offering periods that commenced October 1 and April 1 of each year, and ended on March 31 and September 30, respectively. On August 15, 2004, the AMO board of directors amended the International ESPP to provide that the offering period commencing on October 1, 2004, would end on April 30, 2005, and thereafter offering periods would commence on May 1 and November 1 of each year and end on April 30 and October 31, respectively.

Participation in the International ESPP

The International ESPP permits eligible employees to contribute up to 10% of the employee’s compensation through automatic payroll deductions. The maximum number of shares an employee may purchase during a single offering period is 10,000.

Purchase Price; Payment of Purchase Price

The price of AMO common stock offered under the International ESPP is an amount equal to 85% of the lower of the fair market value of AMO common stock at the beginning or at the end of each offering period. The purchase price of the shares is accumulated by payroll deductions over the offering period.

Withdrawal; Termination of Employment

Employees may end their participation in the International ESPP at any time during an offering period. In that event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with AMO.

Change in Control

In the event of a change in control of AMO, the committee will provide that all outstanding purchase rights under the plan will (i) continue, (ii) be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or (iii) be substituted for by similar purchase rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices. In the event that all outstanding purchase rights do not continue or are not assumed or substituted for, the committee will provide that all outstanding purchase rights will be exercised immediately prior to the change in control and the purchase rights will terminate immediately after they are exercised.

Securities Subject to Plan

The International ESPP and ESPP share the same share reserve. Currently, a maximum of 2,900,000 shares of AMO common stock are authorized under the International ESPP (together with the ESPP). AMO stockholders are being asked to approve an increase in the number of shares subject to the International ESPP on each November 1 beginning November 1, 2005, and ending (and including), November 1, 2014, by the lesser of (i) 400,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter in lieu of the increase on each October 1 beginning October 1, 2005, by the lesser of (i) 290,000 shares of AMO common stock, or (ii) one percent of the shares of AMO common stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter. If the proposal is approved by the AMO stockholders, a maximum of 4,867,235 shares of AMO common stock would be authorized under the International ESPP (together with the ESPP) through October 2015.

The maximum number of shares issuable under the International ESPP, the number of shares or other securities subject to then outstanding purchase rights, and the price for each share or other securities subject to then outstanding purchase rights, will be appropriately and proportionately adjusted to reflect mergers, consolidations, sales or exchanges of all or substantially all of AMO’s properties, reorganizations, recapitalizations, reclassifications, stock dividends, stock splits, reverse stock splits, spin-offs or other distributions with respect to such shares of AMO common stock (or any stock or securities received with respect to such common stock) or a reduction in the value of the outstanding shares of AMO common stock by reason of an extraordinary cash dividend.

On February 7, 2005, the closing price of AMO common stock on the NYSE was $44.01 per share.

New Plan Benefits

At this time AMO cannot determine the amount of benefits under the Amended and Restated AMO 2002 International Stock Purchase Plan, if approved, that will be granted in the future, or that would have been made thereunder during 2003 had the International ESPP been in effect, to specific officers, officers as a group, or non-officer employees as a group.

Recent Accounting Development

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised), “Share-Based Payment.” This standard requires expensing of stock options and other share-based payments and supercedes the FASB’s earlier rule (the original SFAS 123) that had allowed companies to choose between expensing stock options or showing pro forma disclosure only. AMO will be required to implement the new pronouncement and begin recording share-based expense at the beginning of the third quarter of fiscal 2005.

The AMO board of directors recommends that stockholders vote “FOR” the approval of the Amended and Restated AMO 2002 International Stock Purchase Plan.

Approval of this proposal is not a condition to the effectiveness of the merger. If AMO stockholders approve the Amended and Restated AMO 2002 International Stock Purchase Plan but do not approve the proposal to issue shares of AMO common stock in the merger, the Amended and Restated AMO 2002 International Stock Purchase Plan will not be implemented and the AMO 2002 International Stock Purchase Plan will remain as currently in effect.

Equity Compensation Plans Approved by Stockholders

All of AMO’s equity compensation plans were approved by Allergan, Inc., as AMO’s sole stockholder, prior to AMO’s spin-off from Allergan, and AMO stockholders also approved the 2002 Incentive Compensation Plan at the AMO 2003 annual stockholders meeting, and approved its amendment at the AMO 2004 annual stockholders meeting.

The following table sets forth, for each of our equity compensation plans, the number of outstanding option grants and the number of shares remaining available for issuance as of the end of fiscal 2004.

Equity Compensation Plan Information

Category of Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options (1)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity Compensation Plans Approved by Security Holders	5,734,466	$15.642	2,645,072
Equity Compensation Plans Not Approved by Security Holders	0	—	0

Total	5,734,466	$15.642	2,645,072

(1)	Includes 1,718,222 options which remain outstanding under the AMO 2002 Incentive Compensation Plan, and which were issued upon conversion of Allergan stock options as a consequence of AMO’s spin-off. Does not include an aggregate of 19,880 shares of restricted stock issued under such Plan.
(2)	Includes 466,174 shares currently authorized for issuance, in the aggregate, under our 2002 Employee Stock Purchase Plan and 2002 International Stock Purchase Plan. These plans contain evergreen features which provide that each year on October 1 (though October 1, 2011), the number of authorized shares (for both plans, on an aggregate basis) increases by the lesser of 290,000 shares or 1% of our shares of common stock outstanding. Also includes 149,196 shares authorized for issuance under our Irish Savings Related Share Option Scheme and 150,000 shares authorized for issuance under our AMO (Ireland) Share Participation Scheme. All of such shares have been registered with the SEC. Does not include an aggregate of 19,880 shares of restricted stock issued under the 2002 Incentive Compensation Plan.

Record Date; Outstanding Shares; Voting Rights

Only holders of record of AMO common stock at the close of business on the AMO record date, Wednesday, January 26, 2005, are entitled to notice of and to vote at the AMO special meeting. As of the AMO record date, there were 37,070,042 shares of AMO common stock outstanding and entitled to vote at the special meeting, held by approximately 4,523 holders of record. Each holder of AMO common stock on the AMO record date is entitled to one vote for each share of AMO common stock owned as of the AMO record date.

A list of AMO stockholders will be available for review at the AMO special meeting and at the executive offices of AMO during regular business hours for a period of ten days before the AMO special meeting.

Admission to the Special Meeting

Only AMO stockholders, their designated proxies and guests of AMO may attend the AMO special meeting. If you plan to attend the AMO special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the AMO special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the AMO special meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting of AMO stockholders. The required quorum for the transaction of business at the AMO special meeting is a majority of the outstanding shares of AMO common stock entitled to vote and present, whether in person or by proxy, at the AMO special meeting.

All shares of AMO common stock represented at the AMO special meeting, including abstentions and “broker non-votes” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. “Broker non-votes” are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of the shares to vote on the particular proposal and the broker does not have discretionary voting power on the proposal.

Proposal 1

In accordance with NYSE listing requirements, the approval of the issuance of shares of AMO common stock in the merger requires the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal. Votes “for,” votes “against” and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares of AMO common stock, including broker non-votes, count as shares entitled to vote. Thus the total sum of votes “for,” plus votes “against,” plus abstentions, which is referred to as the NYSE votes cast, must be greater than 50% of the total outstanding shares of AMO common stock. Once this requirement is satisfied, the number of votes “for” the proposal must be greater than 50% of NYSE votes cast. Brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Broker non-votes could have a negative effect on AMO’s ability to obtain the necessary number of NYSE votes cast. An abstention will have the same effect as a vote against the proposal.

Proposal 2

In accordance with the requirements of the DGCL, approval of the amendment to the AMO certificate of incorporation to increase the number of authorized shares of AMO common stock requires the affirmative vote of the holders of a majority of the shares of outstanding AMO common stock and entitled to vote on the proposal. For this proposal, an abstention will have the same effect as a vote against the proposal. It is expected that brokers and other nominees will have discretionary voting authority on this proposal and thus broker non-votes will not result from this proposal.

Proposal 3

In accordance with NYSE listing requirements, the approval of the AMO 2005 Incentive Compensation Plan requires the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal. Votes “for,” votes “against” and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares of AMO common stock, including broker non-votes, count as shares entitled to vote. Thus the total NYSE votes cast must be greater than 50% of the total outstanding shares of AMO common stock. Once this requirement is satisfied, the number of votes “for” the proposal must be greater than 50% of NYSE votes cast. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Broker non-votes could have a negative effect on AMO’s ability to obtain the necessary number of NYSE votes cast. An abstention will have the same effect as a vote against the proposal.

Proposal 4

The approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan requires the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal. Votes “for,” votes “against” and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares of AMO common stock, including broker non-votes, count as shares entitled to vote. Thus the total sum of votes “for,” plus votes “against,” plus abstentions, which is referred to as the votes cast, must be greater than 50% of the total outstanding shares of AMO common stock. Once this requirement is satisfied, the number of votes “for” the proposal must be greater than 50% of votes cast. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Broker non-votes could have a negative effect on AMO’s ability to obtain the necessary number of votes cast. An abstention will have the same effect as a vote against the proposal.

Proposal 5

In order to approve the Amended and Restated AMO 2002 International Stock Purchase Plan, AMO is seeking the affirmative vote of the holders of a majority of shares of AMO common stock cast on such proposal, in person or by proxy, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AMO common stock entitled to vote on the proposal. Votes “for,” votes “against” and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares of AMO common stock, including broker non-votes, count as shares entitled to vote. Thus the total votes cast must be greater than 50% of the total outstanding shares of AMO common stock. Once this requirement is satisfied, the number of votes “for” the proposal must be greater than 50% of votes cast. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Broker non-votes could have a negative effect on AMO’s ability to obtain the necessary number of votes cast. An abstention will have the same effect as a vote against the proposal.

Voting by AMO Directors and Executive Officers

As of the AMO record date, the directors and executive officers of AMO as a group beneficially owned and were entitled to vote approximately 114,692 shares of AMO common stock, or approximately 0.3% of the AMO common stock on that date.

Voting; Proxies, Revocation

General

AMO stockholders of record as of the AMO record date (including participants in the AMO Company Stock Fund of the AMO 401(k) Plan) may vote their shares by attending the AMO special meeting and voting their shares in person, by completing, signing and dating their proxy cards and mailing them in the enclosed pre-addressed envelopes, or by using the 24-hour a day telephone or Internet voting options. AMO stockholders holding shares of AMO common stock in “street name,” which means that their shares are held of record by a broker or nominee, may vote by mail by completing, signing and dating the voting instruction forms for the AMO special meeting provided by their brokers or nominees and returning their voting instruction forms to the record holders of their shares. Even if you plan to attend the meeting, AMO recommends that you vote prior to the meeting. You can always change your vote as described below.

Voting by Proxy

All properly signed proxies that are received prior to the AMO special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If you do not specify how you wish AMO to vote your shares, your shares will be voted “FOR” approval of the issuance of shares of AMO common stock in the merger, “FOR” approval of the amendment to AMO certificate of incorporation to increase the number of authorized shares of AMO common stock, “FOR” approval of the AMO 2005 Incentive Compensation Plan, “FOR” approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan, and “FOR” approval of the Amended and Restated AMO 2002 International Stock Purchase Plan. Proxy holders will also vote shares according to their discretion on any other matter properly brought before the meeting.

You may receive more than one proxy card depending on how you hold your shares. Generally, you need to either call the toll–free number, vote by accessing the Internet, or sign and return all of your proxy cards to vote all of your shares. For example, if you hold shares through someone else, such as a stockbroker, you may get proxy material from that person. Shares registered in your name and shares held in the AMO 401(k) Plan are covered by a separate proxy card. If a proxy card representing shares in the AMO 401(k) Plan is not voted, those shares will be voted by the trustee of the plan in accordance with the direction of AMO’s corporate benefits committee.

As of November 30, 2004, there were approximately 477,324 shares of AMO common stock held by employees of AMO through the AMO 401(k) Plan. Each share of AMO common stock held by this plan will be voted by the trustee of the plan in accordance with the instructions it receives from the respective plan participant. Shares of AMO common stock for which the trustee has not received instructions from the respective plan participant, or for which the plan participant has revoked his or her proxy before the special meeting, will be considered unvoted. All unvoted shares of common stock in the plan will be voted at the AMO special meeting by the trustee as instructed by AMO’s corporate benefits committee.

Changing Your Vote

AMO stockholders may change their votes at any time prior to the vote at the AMO special meeting. AMO stockholders of record may change their votes by granting new proxies bearing a later date (which automatically revoke the earlier proxies) or by attending the AMO special meeting and voting in person. Attendance at the AMO special meeting in and of itself will not cause previously granted proxies to be revoked, unless AMO stockholders so request. AMO stockholders may also revoke their proxies by notifying the Secretary of AMO in writing. Written notices of revocation and other communications with respect to revocation of AMO proxies should be addressed to:

Advanced Medical Optics, Inc.

1700 East St. Andrew Place

Santa Ana, CA 92705

Attn: Secretary

AMO stockholders who hold their AMO shares in street name may change their votes by submitting new voting instructions to the record holders of their shares or by attending the AMO special meeting and voting in person, provided that they have obtained a signed legal proxy from the record holders of their shares giving them the right to vote their shares at the AMO special meeting. AMO stockholders who hold their shares in street name should contact the record holders of their shares for information about obtaining legal proxies for the AMO special meeting.

Abstentions and Broker Non-Votes

For Proposal 1, abstentions will have the same effect as voting against approval of the issuance of shares of AMO common stock in the merger and broker non-votes could have a negative effect on AMO’s ability to obtain the necessary number of NYSE votes cast.

For Proposal 2, abstentions will have the same effect as voting against approval of the amendment to the AMO certificate of incorporation to increase the authorized number of shares of AMO common stock.

For Proposal 3, abstentions will have the same effect as voting against approval of the AMO 2005 Incentive Compensation Plan and broker non-votes could have a negative effect on AMO’s ability to obtain the necessary quorum for the vote.

For Proposal 4, abstentions will have the same effect as voting against approval of the Amended and Restated AMO 2002 Employee Stock Purchase Plan and broker non-votes could have a negative effect on AMO’s ability to obtain the necessary quorum for the vote.

For Proposal 5, abstentions will have the same effect as voting against approval of the Amended and Restated AMO 2002 International Stock Purchase Plan and broker non-votes could have a negative effect on AMO’s ability to obtain the necessary quorum for the vote.

Under the listing requirements of the NYSE, brokers who hold shares of AMO common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters which the NYSE determines to be “non- routine,” such as approval of the issuance of shares of AMO common stock in the merger, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes.” If your broker holds your AMO common stock in “street name,” your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this joint proxy statement/prospectus.

Proxy Solicitation

AMO is soliciting proxies for the AMO special meeting from AMO stockholders. AMO will bear the entire cost of soliciting proxies from AMO stockholders, except that AMO and VISX have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, AMO will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of AMO common stock held by them and secure their voting instructions, if necessary. AMO will reimburse those record holders for their reasonable expenses. AMO has also made arrangements with MacKenzie Partners, Inc. to assist it in soliciting proxies, and has agreed to pay a fee of approximately $9,500 plus expenses for those services. AMO also may use several of its regular employees, who will not be specially compensated, to solicit proxies from AMO stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Please do not send in any AMO stock certificates with your proxy cards or voting instruction forms.

Postponements and Adjournments

Postponements and adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. AMO does not currently intend to seek an adjournment of the AMO special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the AMO special meeting, please contact AMO Investor Relations at (714) 247-8200 or write to Advanced Medical Optics, Inc., 1700 East St. Andrew Place, Santa Ana, CA 92705, Attn: Investor Relations, or contact MacKenzie Partners, Inc. toll-free at (800) 322-2885, or collect for banks and brokers at (212) 929-5500.

THE VISX SPECIAL MEETING

Date, Time and Place

The special meeting of VISX stockholders will be held on            , 2005, at              a.m. local time at VISX’s principal executive offices located at 3400 Central Expressway, Santa Clara, California 95051.

Purpose; Other Matters

At the VISX special meeting, the VISX stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and approve the merger contemplated by the merger agreement. VISX stockholders will also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. VISX is not aware of any business to be acted upon at the VISX special meeting other than the proposals set forth in this joint proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the VISX special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “AGAINST” the proposal, the proxies are not authorized to vote for any adjournments, postponements, continuations or reschedulings of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate by marking the appropriate box on the proxy card.

Recommendation of the VISX Board of Directors

After careful consideration, the VISX board of directors, having unanimously determined that the merger is advisable, fair to and in the best interests of VISX and its stockholders, unanimously approved the merger agreement and the merger contemplated by the merger agreement. Accordingly, the VISX board of directors unanimously recommends that VISX’s stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

Record Date; Outstanding Shares; Voting Rights

Holders of record of VISX common stock at the close of business on the VISX record date, Wednesday, January 26, 2005, are entitled to notice of, and to vote at, the VISX special meeting. As of the VISX record date, there were 49,982,980 shares of VISX common stock outstanding and entitled to vote at the special meeting, held by approximately 675 holders of record. Each holder of VISX common stock on the VISX record date is entitled to one vote for each share of VISX common stock owned as of the VISX record date on the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

A list of VISX stockholders will be available for review at the VISX special meeting and at the executive offices of VISX during regular business hours for a period of ten days before the VISX special meeting.

Admission to the Special Meeting

Only VISX stockholders, including joint holders, as of the close of business on the VISX record date and other persons holding valid proxies for the special meeting will be entitled to attend the special meeting. All stockholders and their proxies should be prepared to present photo identification. In addition, record holders’ names are subject to verification against the list of record holders on the record date prior to being admitted to the special meeting. VISX stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to the VISX record date, or similar evidence of ownership. Persons who do not provide photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting. If you plan to attend the VISX special meeting and wish to vote in person, you will be given a ballot at the special meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid meeting of VISX stockholders. A majority of the shares of VISX common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the VISX special meeting for a quorum to be established.

Approval and adoption of the merger agreement and approval of the merger will require the affirmative vote of the holders of a majority of the shares of VISX common stock outstanding on the VISX record date.

Voting by VISX Directors and Executive Officers

As of the VISX record date for the VISX special meeting, the directors and executive officers of VISX and their affiliates beneficially owned and were entitled to vote approximately 3,163,435 shares of VISX common stock, which represents approximately 6.3% of the shares of VISX common stock outstanding on that date.

Voting; Proxies, Revocation

General

VISX stockholders of record may vote their shares by attending the VISX special meeting and voting their shares in person, by completing, signing and dating their proxy cards and mailing them in the enclosed pre-addressed envelopes, or by using the 24-hour a day telephone or Internet voting options. VISX stockholders holding shares of VISX common stock in “street name,” which means that their shares are held of record by a broker or nominee, may vote by mail by completing, signing and dating the voting instruction forms for the VISX special meeting provided by their brokers or nominees and returning their voting instruction forms to the record holders of their shares. Even if you plan to attend the meeting, VISX recommends that you vote prior to the meeting. You can always change your vote as described below.

Voting by Proxy

All properly signed proxies that are received prior to the VISX special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If VISX stockholders of record do not include instructions on how to vote their properly signed proxy cards for the VISX special meeting, their shares will be voted “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

You may receive more than one proxy card depending on how you hold your shares. Generally, you need to either call the toll–free number, vote by accessing the Internet, or sign and return all of your proxy cards to vote all of your shares. For example, if you hold shares through someone else, such as a stockbroker, you may get proxy material from that person.

Changing Your Vote

VISX stockholders may change their votes at any time prior to the vote at the VISX special meeting. VISX stockholders of record may change their votes by granting new proxies bearing a later date (which automatically revoke the earlier proxies) or by attending the VISX special meeting and voting in person. Attendance at the VISX special meeting in and of itself, will not cause previously granted proxies to be revoked, unless VISX stockholders so request. VISX stockholders may also revoke their proxies by notifying the Secretary of VISX in writing. Written notices of revocation and other communications with respect to revocation of VISX proxies should be addressed to:

VISX, Incorporated

3400 Central Expressway

Santa Clara, California 95051

Attn: Secretary

VISX stockholders who hold their VISX shares in street name may change their votes by submitting new voting instructions to the record holders of their shares or by attending the VISX special meeting and voting in person, provided that they have obtained a signed legal proxy from the record holders of their shares giving them the right to vote their shares at the VISX special meeting. VISX stockholders who hold their shares in street name should contact the record holders of their shares for information about obtaining legal proxies for the VISX special meeting.

Abstentions and Broker Non-Votes

Abstentions and “broker non-votes” will be counted for the purpose of determining whether a quorum is present at the VISX special meeting. Under the listing requirements of the NYSE, brokers who hold shares of VISX common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters which the NYSE determines to be “non-routine,” such as the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes.” If a broker holds a VISX stockholder’s common stock in “street name,” that broker will vote shares held in “street name” only to the extent the VISX stockholder provides instructions on how to vote by filling out the voting instruction form sent by the broker with this joint proxy statement/prospectus. Shares held by a broker or nominee that are not voted because the customer has not provided instructions to the broker or nominee will have the same effect as a vote “against” the proposal.

For the purpose of determining whether the proposal to approve and adopt the merger agreement and to approve the merger contemplated by the merger agreement has received the requisite number of affirmative votes, abstentions will be counted and have the same effect as a vote “against” the proposal. Failing to vote will also have the same effect as a vote “against” the proposal.

Postponements and Adjournments

Postponements and adjournments may be made for the purpose of, among other things, soliciting additional proxies. Pursuant to the VISX bylaws, VISX stockholders present in person or represented by proxy at the VISX special meeting have the power to adjourn the meeting without notice other than announcement at the meeting.

Proxy Solicitation

VISX is soliciting proxies for the VISX special meeting from VISX stockholders. VISX will bear the entire cost of soliciting proxies from VISX stockholders, except that VISX and AMO have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, VISX will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of VISX common stock held by them and secure their voting instructions, if necessary. VISX will reimburse those record holders for their reasonable expenses. VISX has also made arrangements with MacKenzie Partners, Inc. to assist it in soliciting proxies, and has agreed to pay a fee of approximately $12,000 plus expenses for those services. VISX also may use several of its regular employees, who will not be specially compensated, to solicit proxies from VISX stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Please do not send in any VISX stock certificates with your proxy cards or voting instruction forms.         , the exchange agent for the merger, will send transmittal forms with instructions for the surrender of certificated representing shares of VISX common stock to former VISX stockholders shortly after the merger is completed. If you hold your shares of VISX common stock in book entry, instructions for the exchange of your shares for the merger consideration will be included in the transmittal forms sent to you by the exchange agent.

Assistance

If you need assistance in completing your proxy card or have questions regarding the VISX special meeting, please contact VISX Investor Relations at (408) 773-7600 or write to VISX, Incorporated, 3400 Central Expressway, Santa Clara, CA 95051, Attn: Investor Relations, or contact MacKenzie Partners, Inc. toll-free at (800) 322-2885, or collect for banks and brokers at (212) 929-5500.

THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While AMO and VISX believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. AMO and VISX encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

Background of the Merger

Over the past several years, the VISX board of directors and members of VISX management have worked to secure VISX’s future by broadening its product offerings and geographical presence. As part of this process, the VISX board of directors and VISX management have considered a range of strategic alternatives, including the following:

•	a stand-alone scenario whereby VISX would continue to sell and innovate in its current area of strategic focus;

•	an augmentation scenario, whereby VISX would remain independent while pursuing strategic incremental acquisitions to diversify its product portfolio and earnings base;

•	a sale scenario, whereby VISX would seek to sell the company to one of the few large corporations in the ophthalmic industry; and

•	a merger scenario, whereby VISX would seek to merge with another mid-size company in the ophthalmic industry in an effort to strengthen both companies by expanding their mutual product offerings.

When the AMO opportunity arose, VISX management relied, in part, upon information gained during its earlier strategic assessments to determine that a broader relationship, or business combination, with AMO would be in the best interests of VISX and its stockholders. In particular, VISX management believed that such a relationship or combination could help broaden VISX’s product offerings and geographical presence more quickly and effectively than any other approach.

During early March 2004, James V. Mazzo, President and Chief Executive Officer of AMO, initiated an informal discussion with Elizabeth H. Dávila, Chairman and Chief Executive Officer of VISX, regarding the potential for a broader strategic relationship between AMO and VISX, including a possible business combination. During this discussion, Mr. Mazzo and Ms. Dávila did not agree to explore any particular relationship or transaction, but agreed to have further discussions on these general subjects, and Ms. Dávila requested that Mr. Mazzo provide more specific information regarding AMO’s products in development during their next discussion.

On March 19, 2004, Mr. Mazzo and Ms. Dávila met in Santa Ana, California, together with William J. Link, Ph.D., a member of the AMO board of directors. The parties discussed the possible rationales for a broader strategic relationship between AMO and VISX, including a possible business combination, and Mr. Mazzo discussed AMO’s research and development pipeline.

In early April 2004, Ms. Dávila contacted representatives of Goldman Sachs, who historically had provided investment banking services for VISX, to begin a review and analysis of AMO.

On April 29, 2004, representatives of Goldman Sachs met with several senior members of VISX management, including Ms. Dávila, Douglas H. Post, VISX’s President and Chief Operating Officer, Derek A. Bertocci, VISX’s Senior Vice President and Chief Financial Officer, and John F. Runkel, Jr., VISX’s General Counsel, who in August 2004 was named Senior Vice President of Business Development and General Counsel,

to discuss AMO. The discussion focused upon publicly available financial data and also included an analysis of the financial condition and results of operations for both AMO and VISX.

At a regularly scheduled meeting of the VISX board of directors on May 12 and 13, 2004, VISX management discussed AMO. The discussion focused upon publicly available financial data and also included an analysis of the financial condition and results of operations for both AMO and VISX.

At a regularly scheduled meeting of the AMO board of directors on May 20, 2004, the AMO management informed the AMO board of directors of discussions with VISX regarding a possible business combination. The AMO board of directors authorized management to continue discussions with VISX and to engage financial and legal advisors with respect to a possible business combination. AMO engaged Morgan Stanley as AMO’s financial advisor in connection with a possible business combination with VISX.

On June 14, 2004, Mr. Mazzo telephoned Ms. Dávila to further discuss the potential for a broader strategic relationship between AMO and VISX, including a possible business combination. Again, neither Mr. Mazzo nor Ms. Dávila agreed to any particular relationship or transaction at this time, but continued to express interest in, and both agreed to continue to explore the idea of, a broader strategic relationship between the parties.

On June 21, 2004, the VISX board of directors convened a special telephonic meeting. Mr. Post also attended the meeting. During this meeting, Ms. Dávila informed the VISX board of directors of her conversations with Mr. Mazzo. The VISX board of directors also determined to engage Goldman Sachs as its financial advisor in connection with a possible business combination with AMO and authorized VISX management to negotiate and execute an engagement letter with Goldman Sachs.

On July 16, 2004, Mr. Mazzo and Richard A. Meier, AMO’s Executive Vice President of Operations and Finance and Chief Financial Officer, traveled to Santa Clara, California to meet with Ms. Dávila, Mr. Bertocci and Mr. Post to discuss their respective business models and to explore the possible rationales for a strategic relationship between AMO and VISX, including a possible business combination. During this meeting, Messrs. Mazzo and Meier discussed the strategic rationale for a possible business combination and suggested that the parties consider a tax-free exchange of stock to effect the transaction in a manner that would enable the stockholders of both companies to realize the benefit of a combination.

Between July 16, 2004 and July 23, 2004, Mr. Mazzo and Ms. Dávila had telephonic meetings in which they discussed economic contribution and valuation issues relating to a possible business combination.

On July 23, 2004, Goldman Sachs highlighted for Ms. Dávila and other members of the VISX management team the key financial considerations and issues arising out of the July 16, 2004 discussions regarding a possible business combination.

Between July 23, 2004 and July 29, 2004, Mr. Mazzo and Ms. Dávila had a number of telephonic meetings in which they continued to discuss economic contribution and valuation issues relating to a possible business combination.

On July 29 and August 2, 2004, Mr. Mazzo indicated to Ms. Dávila that AMO continued to be interested in exploring a possible business combination between the two companies, and further discussed the proposed structure of the transaction as a 100% stock-for-stock tax-free reorganization, the potential premium that VISX stockholders could receive and the resulting ownership interest for VISX stockholders in the new combined company.

On August 4, 2004, VISX engaged Goldman Sachs to act as its financial advisor for the limited purpose of participating in the August 4, 2004 meeting of the VISX board of directors and discussing the possible business combination transaction with AMO, the scope of which engagement was expanded on August 16, 2004 when

VISX engaged Goldman Sachs to act as exclusive financial advisor to the VISX board of directors in connection with the potential business combination between VISX and AMO.

On August 4 and 5, 2004, the VISX board of directors convened a two-day regular meeting. Messrs. Post and Runkel of VISX and representatives of Goldman Sachs also attended this meeting. During this meeting, Ms. Dávila updated the VISX board of directors on the status of her discussions with Mr. Mazzo regarding a possible 100% stock-for-stock business combination between AMO and VISX, in which VISX stockholders could hold approximately 48% of the fully diluted shares of AMO common stock immediately following the possible business combination. Representatives of Goldman Sachs then discussed its preliminary analysis of a possible business combination with AMO. The VISX board of directors requested additional analysis from Goldman Sachs regarding a strategic combination with AMO including analysis concerning the addition of a cash component to the consideration. Mr. Runkel then discussed with the VISX board of directors its fiduciary duties in connection with the board’s consideration of a possible business combination.

On August 30, 2004, Ms. Dávila and Mr. Post traveled to Costa Mesa, California to meet with Mr. Mazzo and Mr. Meier. During this meeting, the parties further discussed the potential benefits of a possible business combination between AMO and VISX.

On September 7 and 8, 2004, the VISX board of directors convened a special meeting in Irving, Texas. Mr. Post of VISX, representatives of Goldman Sachs, and Mr. Mazzo of AMO also attended portions of this meeting. At this meeting, Ms. Dávila updated the VISX board of directors on the status of her discussions with Mr. Mazzo regarding a possible business combination transaction between AMO and VISX. Mr. Post then joined the meeting. Representatives of Goldman Sachs then discussed its updated preliminary analysis of a possible business combination with AMO. The Goldman Sachs representatives also discussed Goldman Sachs’ analysis of including a cash component in the consideration payable to VISX stockholders in connection with a possible business combination between AMO and VISX. The board members and their representatives discussed the tax treatment of any potential cash portion of the consideration and the likely impact adding cash to the mix of consideration would have on the post-transaction ownership interest of the VISX stockholders in the combined company. On September 8, Mr. Mazzo joined the meeting and discussed a possible business combination with the VISX board of directors. Mr. Mazzo, Mr. Post and Ms. Dávila then left the meeting and the outside directors met in an executive session. After discussion, the VISX board of directors directed management to obtain additional information regarding the equity share for the VISX stockholders in the combined company as well as information regarding the proposed operations of VISX as part of the combined company.

On September 10, 2004, AMO and VISX executed a mutual confidentiality and non-disclosure agreement.

From September 10 through September 29, 2004, Ms. Dávila and Mr. Mazzo had several additional telephonic meetings in which they discussed economic contribution and valuation issues relating to the proposed business combination and the governance and management of the combined company.

On September 15, 2004, the VISX board of directors retained Morrison & Foerster LLP to act as special counsel to the outside directors.

On September 22, 2004, the AMO board of directors convened a regular meeting at which it received an update from management on recent discussions with VISX, and the AMO board of directors authorized management to engage in further discussions with VISX and to begin a formal due diligence process with respect to the proposed business combination with VISX.

On September 29 and 30, 2004, the VISX board of directors convened a regular meeting. Messrs. Post, Bertocci and Runkel of VISX also attended the meeting. During this meeting, Ms. Dávila updated the VISX board of directors on her conversations with Mr. Mazzo since September 8, 2004 regarding the proposed business combination. Upon conclusion of these discussions, the board authorized management to engage in further discussions with AMO and to begin a formal due diligence process with respect to the proposed business combination.

Shortly thereafter, AMO, with the assistance of Morgan Stanley, and VISX, with the assistance of Goldman Sachs, each initiated an extensive business due diligence investigation of the business and operations of the other and of the proposed business combination.

On October 7, 2004, the VISX board of directors convened a special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to VISX, and a representative of Morrison & Foerster LLP, special counsel to the outside directors, also attended this meeting. Mr. Runkel began by updating the VISX board of directors on the status of the legal due diligence process for the proposed business combination. A representative of Goldman Sachs then updated the VISX board of directors on preliminary discussions between Goldman Sachs and Morgan Stanley concerning the proposed business combination.

On October 12, 2004, Ms. Dávila and Mr. Post traveled to Costa Mesa, California to meet with Mr. Mazzo and Mr. Meier. During this meeting, Mr. Post discussed the VISX business model and organizational structure. The parties also discussed potential cost and revenue synergies to be realized from a strategic combination of the entities.

On October 14, 2004, representatives of AMO and VISX, as well as their respective financial and legal advisors, met at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California to engage in management discussions regarding their respective businesses and operations.

On October 15, 2004, the VISX board of directors convened a special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting, Ms. Dávila updated the VISX board of directors regarding the management discussions described above, and the VISX board of directors discussed with counsel the legal due diligence process. Following these discussions the outside directors met in executive session with a representative of Morrison & Foerster LLP.

Also on October 15, 2004, the AMO board of directors convened a special meeting. AMO management updated the AMO board of directors regarding the status of discussions relating to the proposed business combination with VISX. At this meeting, Morgan Stanley reviewed with the AMO board of directors its preliminary financial analysis of the proposed business combination. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to AMO, outlined the fiduciary duties of the AMO board of directors and various legal and regulatory issues that could arise in connection with the proposed business combination. The AMO board of directors discussed the fact that any transaction that would result in VISX stockholders holding more than 45% of the outstanding shares of AMO common stock following the proposed business combination would trigger a “change in control” under AMO’s stock option plans and employment agreements with AMO management, which would be a negative factor relating to the proposed business combination. The AMO board of directors authorized management to continue discussions with respect to the proposed business combination with VISX, which would include the introduction of a cash component to the proposed consideration.

AMO and VISX subsequently convened a series of meetings from October 15, 2004 through November 8, 2004 among the management teams of AMO and VISX, as well as each of their respective financial and legal advisors. During these meetings, each of AMO and VISX performed due diligence on the other to facilitate their ongoing due diligence efforts in connection with the proposed business combination. During this period, Morgan Stanley and Goldman Sachs held a series of discussions regarding the status of due diligence and the potential economic terms of the proposed transaction.

On October 19, 2004, AMO’s legal counsel delivered a draft merger agreement to VISX’s legal counsel relating to the proposed business combination.

On October 20, 2004, the VISX board of directors convened a special meeting. Mr. Runkel of VISX, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting representatives of Wilson Sonsini Goodrich & Rosati discussed with the VISX board of directors its fiduciary duties as well as future board processes in connection with the board’s consideration of the proposed business combination and various legal and regulatory issues that could arise in connection with the business combination.

On October 21, 2004, the VISX board of directors convened another special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting, Ms. Dávila updated the VISX board of directors on the status of her discussions with AMO regarding the proposed business combination, including the potential form of the transaction consideration. The VISX board of directors also received an update on the status of the due diligence investigation of AMO, including the financial review being conducted by VISX’s management, as assisted by Goldman Sachs, the financial accounting, tax and Sarbanes-Oxley Act financial controls review, the international and domestic legal due diligence review and the regulatory legal review conducted by accounting and legal advisors. The outside directors met in executive session with a representative of Morrison & Foerster LLP.

On October 22, 2004, the AMO board of directors convened a special meeting, at which AMO management provided an update on the status of the due diligence process and the draft merger agreement and an overview of the transaction considerations. At this meeting, Morgan Stanley reviewed its revised preliminary financial analysis of the proposed business combination with VISX. AMO’s Organization, Compensation and Corporate Governance Committee discussed the potential negative impact of the change in control provisions in AMO’s stock option plans and employment agreements being triggered by VISX stockholders holding more than 45% of the outstanding shares by AMO common stock immediately following completion of the proposed business combination. The AMO board of directors authorized management to continue negotiations with VISX.

From October 22 to October 26, 2004, legal advisors to AMO and VISX held several meetings to negotiate the terms and conditions of the draft merger agreement for the proposed business combination. Additionally, during this time period the parties reached an informal understanding that Ms. Dávila would likely be selected to continue to serve on the board of directors of the combined company and that Mr. Post would continue as an executive officer of the combined company, although no discussions occurred regarding any terms and conditions of Mr. Post’s employment.

On October 26, 2004, the VISX board of directors convened a special meeting. Messrs. Post, Bertocci and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. At this meeting, a representative of Goldman Sachs provided the VISX board of directors with an update regarding its discussions with representatives of Morgan Stanley and its preliminary financial analyses of the proposed business combination. Representatives from Wilson Sonsini Goodrich & Rosati, Professional Corporation, then reviewed with the VISX board of directors the proposed terms of the draft merger agreement for the proposed business combination. Also on October 26, 2004, VISX’s legal counsel delivered a revised draft of the merger agreement to AMO’s legal counsel.

On October 28, 2004, the parties held a full-day financial due diligence session at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation in Palo Alto, California. Representatives of Goldman Sachs and Morgan Stanley attended, as well as Messrs. Bertocci and Post from VISX and Mr. Meier from AMO.

On October 29, 2004, the AMO board of directors convened a special meeting to receive an update from management on the status of negotiations with VISX on the proposed business combination. In addition, representatives of Skadden, Arps, Slate, Meagher & Flom LLP provided a summary of the due diligence conducted on VISX to date and Morgan Stanley provided its updated preliminary financial analyses of the proposed business combination.

On November 1, 2004, the VISX board of directors convened a special meeting at which it received updates from its financial, legal, accounting, tax and regulatory advisors regarding their respective due diligence investigations of AMO. Messrs. Post, Bertocci, Runkel and Allen Russell, Ph.D., Vice President of Regulatory and Clinical Affairs, all representing VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation and representatives of VISX’s other legal and accounting advisors also attended this meeting. During this meeting, members of VISX’s management and its advisors reviewed their due diligence investigation of AMO and their respective discussions with AMO and its advisors regarding the terms and conditions of the business combination. Mr. Post and Mr. Bertocci reviewed VISX management’s view of the strategic rationale for the business combination, discussed the prospects for VISX as a stand-alone entity, the potential operations and risks of the combined entity, financial projections and anticipated synergies expected from the proposed business combination. VISX’s accounting advisors then discussed their accounting and tax review of AMO, including a specific discussion of tax matters relating to AMO’s spin-off from Allergan and AMO’s Sarbanes-Oxley Section 404 compliance efforts. VISX’s legal advisors then provided a summary of their international and domestic legal due diligence review of AMO and its operations. Dr. Russell then discussed the findings of VISX’s domestic regulatory counsel regarding its regulatory due diligence investigation of AMO. Following the due diligence summaries, a representative of Goldman Sachs then discussed possible structures for, and preliminary financial analyses of, the proposed business combination, after which the directors met in executive session for further discussion. After counsel rejoined the meeting, the VISX board of directors also discussed the proposed terms of the draft merger agreement.

On November 2, 2004, AMO’s and VISX’s legal advisors continued to negotiate the proposed terms of the draft merger agreement for the proposed business combination.

On the evening of November 2, 2004, representatives of Morgan Stanley on AMO’s behalf delivered AMO’s proposal to representatives of Goldman Sachs regarding certain key terms of the proposed business combination, which included a proposal that VISX stockholders would receive $20 of AMO common stock, based on an exchange ratio to be fixed at signing and $3.50 in cash for each share of VISX common stock, and explained that the proposal reflected an offer AMO believed to be fair in light of the recent decline in VISX’s stock price as well as the recent increase in AMO’s stock price and reflective of the relative values of the two companies.

On November 3 and 4, 2004, representatives of Goldman Sachs and Wilson Sonsini Goodrich & Rosati, Professional Corporation, had numerous meetings with representatives of Morgan Stanley and Skadden, Arps, Slate, Meagher & Flom LLP to discuss various financial and legal aspects of the proposed business combination. Additionally, Mr. Mazzo and Ms. Dávila discussed the proposed exchange ratio for the merger.

On November 4, 2004, the VISX board of directors convened a special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting, a representative of Goldman Sachs provided the VISX board of directors with an update regarding discussions between Goldman Sachs and representatives of Morgan Stanley since receiving the November 2, 2004 proposal, which would have resulted in VISX stockholders receiving approximately 0.507 of a share of AMO common stock, based on the price of AMO common stock on November 3, 2004 and $3.50 in cash for each share of VISX common stock held at completion of the proposed business combination, and VISX stockholders holding an aggregate of approximately 39.2% of the fully diluted shares of AMO common stock immediately after completion of the proposed business combination. The VISX board of directors then discussed the recent decline in VISX’s stock price and the recent increase in AMO’s stock price relative to the proposal. The Goldman Sachs representative then summarized Goldman Sachs’ preliminary financial analysis of the proposed business combination based on different exchange ratios. A representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation, then reviewed the terms of the draft merger agreement with the VISX board of directors, after which the VISX board of directors met in executive session to discuss the AMO proposal and other matters and concluded that the AMO offer did not fully take into account the long-term potential value of the VISX stock and VISX’s economic contribution to the combined entity and, therefore, did not provide VISX stockholders with sufficient share ownership of the combined company. The VISX board of directors authorized VISX management to continue negotiations with AMO regarding the terms and conditions of the proposed business combination and authorized Goldman Sachs to communicate a counter proposal to AMO through Morgan Stanley that included a stock exchange ratio of 0.576 shares of AMO common stock and $3.50 in cash for each share of VISX common stock that would have resulted in VISX stockholders holding approximately 42.5% of the fully diluted shares of AMO common stock immediately after the transaction and receiving $3.50 in cash for each share of VISX common stock. The VISX board of directors believed that its counterproposal more accurately reflected the long-term potential value of its stock and the economic contribution of VISX to the combined company.

Thereafter, on the evening of November 4, 2004, representatives of Goldman Sachs on VISX’s behalf communicated the counterproposal to representatives of Morgan Stanley and continued discussions regarding the terms of the proposed business combination.

On the morning of November 5, 2004, the VISX board of directors convened a special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a representative of Morrison & Foerster LLP, and VISX’s accounting advisors also attended this meeting. During this meeting, VISX’s accounting advisors discussed tax matters related to AMO’s spin-off from Allergan, after which a representative of Goldman Sachs provided the VISX board of directors with an update on discussions with Morgan Stanley since delivering the VISX counterproposal.

Later in the day on November 5, 2004, the VISX board of directors convened a subsequent special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting, a representative of Goldman Sachs updated the VISX board of directors regarding the timing for an expected counterproposal from AMO and discussed the expected counterproposal. A representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation then discussed unresolved areas of the draft merger agreement.

On November 5, 2004, the AMO board of directors convened a special meeting. AMO management updated the AMO board of directors regarding discussions with VISX management with respect to the proposed business combination, summarized outstanding issues and outlined a revised offer to VISX. The AMO board of directors supported management’s recommendation for a revised offer based on its belief in the long-term potential value of the VISX stock and analyses of VISX’s relative economic contribution to the combined company. AMO management and the AMO board of directors also discussed the terms of a commitment letter received from Morgan Stanley to, among other things, finance the cash component of the merger consideration, if required.

During the evening of November 5, 2004, representatives of Morgan Stanley on AMO’s behalf delivered AMO’s proposal to representatives of Goldman Sachs, which specified an exchange ratio of 0.552 shares of AMO common stock and $3.50 in cash for each share of VISX common stock, and that Ms. Dávila would serve on the board of directors of the combined company. Goldman Sachs communicated the proposal to VISX management, and indicated that this proposal would result in VISX stockholders holding an aggregate of approximately 41.5% of the fully diluted shares of AMO common stock immediately after completion of the proposed business combination and payment of $3.50 in cash for each share of VISX common stock.

On November 6, 2004, the parties’ legal advisors continued negotiations on the draft merger agreement for the proposed business combination throughout the day. VISX’s legal counsel then distributed to AMO and its legal advisor a revised draft of the merger agreement, reflecting the then-current state of negotiations.

On November 7, 2004, the VISX board of directors convened a special meeting. Messrs. Post and Runkel of VISX, representatives of Goldman Sachs, representatives of Wilson Sonsini Goodrich & Rosati, Professional

Corporation, and a representative of Morrison & Foerster LLP also attended this meeting. During this meeting, a representative of Goldman Sachs provided the VISX board of directors with a summary of the AMO proposal dated November 5, 2004. A Goldman Sachs representative then reviewed certain aspects of the proposed business combination, including the proposed consideration to be received by VISX stockholders and the strategic objectives of VISX. The representative also summarized Goldman Sachs’ preliminary financial analysis of the business combination based on the proposed consideration described above, after which the VISX board of directors met in executive session and discussed the proposal, including the valuation of VISX and the premium it represented to VISX’s stock price. Additionally, the VISX board of directors discussed the potential effects of the business combination on AMO and the value of its stock after the merger given that the proposal contemplated that VISX’s stockholders would receive a substantial portion of their consideration in AMO common stock. Following the executive session of the VISX board of directors, a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation reviewed the terms of the draft merger agreement with the VISX board of directors, including, among other things, the issues that remained unresolved.

On the morning of November 8, 2004, AMO’s legal advisors delivered a revised draft of the merger agreement to VISX’s legal counsel. The parties’ legal advisors then continued negotiations on the draft merger agreement throughout the day.

Later that day, on November 8, 2004, the AMO board of directors convened a special meeting. AMO management provided the AMO board of directors with a summary of discussions with VISX since the November 5, 2004 meeting and Morgan Stanley reviewed its updated preliminary financial analyses of the proposed business combination. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP reviewed the proposed merger agreement, provided a summary of the progress in negotiating its definitive terms and highlighted open items that had not yet been resolved between the parties. Later that evening AMO’s legal counsel distributed to the parties and their legal advisors another revised draft of the merger agreement, reflecting the then current state of negotiations.

On November 9, 2004, the VISX board of directors convened a special meeting to consider approval of the merger agreement. Prior to the meeting, the members of the VISX board of directors were provided with a substantially final draft of the merger agreement as well as a summary of the draft merger agreement. During the meeting, a representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation, advised the directors of their fiduciary duties in considering the business combination and described the structure of the merger and the provisions of the merger agreement. Representatives of Goldman Sachs presented their financial analyses of the business combination and delivered Goldman Sachs’ oral opinion, subsequently confirmed in writing that, as of November 9, 2004 and based upon and subject to the factors and assumptions set forth in its written fairness opinion, the merger consideration to be received by holders of VISX common stock, taken in the aggregate, pursuant to the merger agreement is fair from a financial point of view to such holders. Following a discussion, the VISX board of directors unanimously determined that the merger was advisable, and fair to and in the best interests of VISX and its stockholders, approved the merger agreement and the proposed merger, resolved to recommend that the VISX stockholders vote to approve and adopt the merger agreement and approve the merger.

On November 9, 2004, the AMO board of directors convened a special meeting during which AMO management gave the AMO board of directors a further update as to the status of negotiations with VISX, indicating that the open items discussed at the prior meeting were close to resolution. At this meeting, Morgan Stanley rendered its oral opinion, and subsequently confirmed in writing, that as of that date, and based upon and subject to the considerations described in its opinion and based upon such other matters as Morgan Stanley considered relevant, the merger consideration to be paid by AMO pursuant to the merger agreement was fair to AMO from a financial point of view. Following the presentation by Morgan Stanley, the AMO board of directors unanimously approved the merger agreement and the transactions contemplated thereby and unanimously resolved to recommend that the AMO stockholders approve the issuance of shares of AMO common stock in the merger.

Following the meetings of the board of directors of each of AMO and VISX and following the closing of trading on the NYSE, AMO and VISX executed the merger agreement as of November 9, 2004. During the afternoon of November 9, 2004, AMO and VISX then issued a joint press release announcing the execution of the merger agreement and the proposed merger.

Recommendation of the AMO Board of Directors

The AMO board of directors believes there are substantial benefits to AMO and the AMO stockholders that can be obtained as a result of the merger. If the merger is completed, the AMO board of directors believes that the acquisition of VISX will combine two highly complementary companies with a broad range of superior technologies and a singular focus on serving the vision care needs of practitioners and patients around the world. At a meeting held on November 9, 2004, the AMO board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement, including the issuance of AMO common stock in the merger, are advisable and in the best interests of AMO and the AMO stockholders. Therefore, the AMO board of directors resolved to recommend that the AMO stockholders approve the issuance of shares of AMO common stock in the merger.

The AMO board of directors consulted with AMO senior management as well as its legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its financial advisor, Morgan Stanley, in reaching its decisions to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, and unanimously recommends that AMO stockholders vote to approve the issuance of shares of AMO common stock in the merger. Particularly persuasive among the factors considered by the AMO board of directors in its deliberations were the reasons for the merger described in the section entitled “Reasons for the Merger” beginning on page 84 of this joint proxy statement/prospectus. The AMO board of directors also considered each of the following factors in its deliberations:

•	information concerning the financial performance, financial condition, business and prospects of AMO and VISX, as well as conditions in the ophthalmic medical device industry generally;

•	information concerning the recent and past stock price performance of AMO and VISX common stock, as well as the views of Wall Street equity analysts regarding the two companies;

•	the prices paid in comparable transactions involving other ophthalmic medical device companies, as well as the trading performance of the stock of comparable companies in the industry;

•	the largely stock-based merger consideration, which preserves AMO’s financial strength for continued business investment;

•	the fixed exchange ratio and cash merger consideration amount, which provide a level of certainty as to the aggregate number of shares of AMO common stock to be issued to VISX stockholders and the percentage of the total shares of AMO common stock that current VISX stockholders will own after the merger;

•	the provisions that prohibit VISX from soliciting other acquisition offers;

•	the conditions to consummation of the merger, in particular the likelihood of obtaining the necessary regulatory and stockholder approvals;

•	the provisions that require VISX to pay AMO expenses in the amount of $8 million or a break-up fee of $45 million if the merger agreement is terminated for specified reasons;

•	an assessment of alternatives to the merger, including development opportunities and other possible acquisition candidates, and the determination that the acquisition of VISX was a strategic fit and presented a unique opportunity to enhance and expand AMO operations, product and service offerings and position for future growth; and

•	the written opinion of Morgan Stanley dated November 9, 2004, that, as of that date, and based upon and subject to the considerations described in its opinion, the full text of which is attached to this joint proxy statement/prospectus as Annex G, the merger consideration to be paid by AMO pursuant to the merger agreement was fair from a financial point of view to AMO.

The AMO board of directors also considered the following factors, uncertainties and risks in its deliberations concerning the merger. However, the AMO board of directors concluded that these risks were outweighed by the potential benefits of the merger:

•	the incremental debt associated with the merger could cause AMO to have reduced financial flexibility;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond AMO’s control;

•	the possibility that the merger might not be completed and that in certain circumstances, AMO might be required to pay VISX expenses in the amount of $8 million or a break-up fee of $45 million;

•	the effect of the public announcement of the merger on AMO’s and VISX’s stock prices;

•	the potential dilution of AMO earnings per share as a result of the issuance of the shares in the merger, and the estimated time period for the merger to be accretive to AMO’s earnings per share;

•	the risk that AMO management’s efforts to integrate VISX will disrupt AMO’s operations;

•	the substantial charges to be incurred in connection with the merger, including the costs of integrating the businesses of AMO and VISX and the transaction expenses arising from the merger;

•	the risk that, despite AMO’s efforts and the efforts of VISX after the merger, the combined company may lose key personnel;

•	the restrictions on the conduct of AMO’s business during the period between the signing of the merger agreement and the completion of the merger; and

•	the other risks described in the section entitled “Risk Factors” beginning on page 26.

It was not practical to, and thus the AMO board of directors did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger agreement and associated transactions were in the best interests of AMO and its stockholders. This discussion of information and material factors considered by the AMO board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of the AMO board of directors may have given different weight to different factors. The board conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement. The decision of each member of the AMO board of directors was based upon his or her own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on the AMO stockholders as compared to any potential alternative transactions or courses of action. After considering this information, all members of the AMO board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of AMO common stock in the merger and recommended that the AMO stockholders approve the issuance of shares of AMO common stock in the merger.

On the basis of the foregoing, the AMO board of directors unanimously recommends that AMO stockholders vote “FOR” the proposal to approve the issuance of shares of AMO common stock in the merger.

Recommendation of the VISX Board of Directors

At a special meeting of the VISX board of directors held on November 9, 2004, the VISX board of directors unanimously:

•	determined that the merger is advisable, and is fair to and in the best interests of VISX and its stockholders;

•	approved the merger agreement;

•	directed that approval and adoption of the merger agreement and approval of the merger be submitted for consideration by VISX stockholders at a VISX special meeting; and

•	resolved to recommend that the VISX stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the VISX board of directors held discussions with representatives of Goldman Sachs, its financial advisor, regarding the past and current business operations, financial condition and future prospects of VISX and AMO, as well as other financial matters. The VISX board of directors also relied on the expertise of Goldman Sachs for quantitative analysis of the financial terms of the merger and consulted with them regarding the fairness, from a financial point of view, to the holders of VISX common stock of the merger consideration to be received by them in the merger. The VISX board of directors also consulted with management, its special accounting and tax advisor and its legal advisors in connection with the merger. Particularly persuasive among the factors considered by the VISX board of directors in its deliberations were the reasons for the merger described in the section entitled “Reasons for the Merger” beginning on page 84 of this joint proxy statement/prospectus. The VISX board of directors also considered each of the following factors in its deliberations:

•	the fact that the value of the merger consideration, based on the then-current market price for VISX common stock, will provide an opportunity for VISX stockholders to receive a significant premium over the trading value of VISX common stock on November 8, 2004, the last trading day before public announcement of the proposed merger, and also over the average trading value of VISX common stock in recent historical periods;

•	the fact that the fixed exchange ratio for the stock portion of the merger consideration provides certainty as to the number of shares of AMO common stock to be issued to VISX stockholders and the percentage of shares of AMO common stock that current VISX stockholders will own as a group after the merger;

•	the fact that VISX stockholders will receive the majority of the merger consideration in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the merger as stockholders of AMO;

•	the fact that VISX stockholders will receive a portion of the consideration in cash, which provides them with a measure of certainty of value despite stock market or industry volatility compared to a transaction in which they would receive all stock or other non-cash consideration;

•	the fact that the merger is structured such that VISX stockholders will not be immediately taxed on the stock component of the merger consideration and the requirement under the merger agreement to adjust the stock component of the merger consideration to preserve such tax treatment;

•	the financial analyses and presentations by Goldman Sachs, and its oral opinion, subsequently confirmed in writing that, as of November 9, 2004, and based upon and subject to the factors and assumptions set forth in its written fairness opinion, the full text of which is attached to this joint proxy statement/prospectus as Annex H, the merger consideration to be received by holders of VISX common stock, taken in the aggregate, pursuant to the merger agreement is fair from a financial point of view to such holders;

•	the fact that VISX stockholders will have the opportunity to vote upon the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement;

•	the conditions to consummation of the merger, in particular the likelihood of obtaining the necessary regulatory and stockholder approvals, and the likelihood that the merger will be completed;

•	reports from management, legal, accounting, tax and financial advisors as to the results of the due diligence investigation of AMO;

•	current financial market conditions and historical market prices, volatility and trading information with respect to VISX common stock;

•	the prospects for VISX’s growth and profitability as a stand-alone company, and the risks of such growth and profitability; and

•	the interests that certain executive officers and directors of VISX may have with respect to the merger. See “The Merger—Interests of Executive Officers and Directors of VISX in the Merger” beginning on page 106.

In addition, the VISX board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the effect of the public announcement of the merger, and the possibility that the merger might not be completed, on demand for VISX’s products and services, VISX’s operating results, VISX’s stock price and VISX’s ability to attract and retain key management and marketing, sales, technical and other personnel;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies;

•	the limitations on the right of VISX to pursue alternative transactions that could conflict with the merger, including the possible effect of the expense and break-up fee provisions in the merger agreement; and

•	other applicable risks described in the section entitled “Risk Factors” beginning on page 26.

The VISX board of directors concluded, however, that these negative factors could be managed or mitigated by VISX or by AMO or were unlikely to have a material impact on the merger or AMO after the merger, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The above discussion of material factors considered by the VISX board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the VISX board of directors. The VISX board of directors collectively reached the unanimous conclusion to approve the merger agreement and the merger in light of the various factors described above and other factors that each board member felt were appropriate. In view of the wide variety of factors considered by the VISX board of directors in connection with its evaluation of the merger and the complexity of these matters, the VISX board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the VISX board of directors made its recommendations based on the totality of the information presented to and the investigation conducted by it, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors.

On the basis of the foregoing, the VISX board of directors unanimously recommends that VISX stockholders vote “FOR” the approval and adoption of the merger agreement and the merger contemplated by the merger agreement.

Reasons for the Merger

AMO and VISX believe the merger presents a unique opportunity to create a combined entity that will be able to compete more effectively in the refractive surgical sector, while simultaneously creating a company with a diverse product base that can compete in the broader ophthalmic medical device industry. The AMO and VISX boards of directors and their respective management teams each analyzed numerous alternative strategies to address their respective risks and challenges as stand-alone entities. See the section entitled “Background of the Merger” beginning on page 72. After reviewing and debating their respective strategic alternatives and the opportunity for the combined company presented by the merger, as more fully described below, the AMO and VISX boards of directors each determined to pursue the merger in lieu of the other alternatives because both believe the merger will create a combined company that will be able to achieve the strategic and financial benefits described below.

The AMO and VISX boards of directors each identified the following anticipated strategic and financial benefits of the merger:

•	Leadership in High-Growth Refractive Surgical Sector. The combined company is expected to take a leadership position in the high-growth refractive surgical sector. AMO will contribute its refractive IOL technologies and its Amadeus-brand microkeratomes to VISX’s leading installed base of excimer laser technology and, together, the combined entity will be able to offer refractive and cataract surgeons a full suite of laser and accommodative lens products, including a wide choice of premium brand name IOLs, viscoelastics, lasers, microkeratomes and phacoemulsification equipment.

•	Increased International Sales Opportunities. The combined company is expected to build upon VISX’s leading position in the United States laser refractive surgery sector by using AMO’s global infrastructure and distribution network to generate additional international revenues from sales of VISX Custom Vue™ systems.

•	Increased Cross-Selling Opportunities. AMO and VISX will form a global, diversified company that will be able to take advantage of previously unavailable cross-selling opportunities among the expanded customer base.

•	Enhanced Revenues and Growth. With its expanded customer base, increased international sales and cross-selling opportunities, the combined entity is expected to have significant earnings growth potential and significantly greater revenues than either of AMO or VISX as stand-alone entities.

•	Enhanced Research and Development Opportunities. The combined company will have greater technical expertise and financial resources to devote to research and development, consistent with each party’s focus on building stockholder value by pursuing technological leadership through continuous innovation. By pooling the resources and skills of both AMO and VISX, the combined company will be better able to deliver new refractive technologies and confront the challenges in the path of meeting the tremendous unmet need from presbyopia.

•	Customer Support Synergies. The combined company is expected to benefit from VISX’s industry-leading customer support and training. VISX’s field service capabilities can be utilized across the existing AMO organization.

•	Increased Economic Resilience. The combined company is expected to be better able than VISX or AMO to withstand the vagaries of economic cycles because of its broader range of product offerings.

•	Reduction in Operating Costs. The combined company is expected to generate a minimum of annualized cost savings of at least $10 million, providing the combined company with a stronger, more efficient operating model than either company could achieve on its own.

There can be no assurance that the anticipated strategic and financial benefits of the merger will be achieved, including that the net present value of the combined entity’s anticipated cost savings resulting from the merger will be reflected in the trading price of AMO common stock following the completion of the merger.

Opinion of AMO’s Financial Advisor

AMO retained Morgan Stanley to provide financial advice and assistance, including a financial fairness opinion, to the AMO board of directors in connection with the transaction. The AMO board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business of AMO. At the meeting of the AMO board of directors on November 9, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of November 9, 2004, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration to be paid by AMO in the proposed merger was fair from a financial point of view to AMO.

The full text of Morgan Stanley’s opinion, dated November 9, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken in rendering its opinion is attached to this joint proxy statement/prospectus as Annex G. The summary of Morgan Stanley’s fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. AMO stockholders should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the AMO board of directors and addresses only the fairness from a financial point of view of the merger consideration to be paid by AMO pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not constitute a recommendation to any AMO stockholder as to how such stockholder should vote with respect to the proposed transaction.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of VISX and AMO, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning VISX and AMO, prepared by senior executives of VISX and AMO, respectively;

•	discussed the past and current operations and financial condition and the prospects of VISX and AMO with senior executives of VISX and AMO, respectively;

•	discussed certain strategic, financial and operational benefits anticipated from the merger with senior executives of VISX and AMO;

•	reviewed certain financial forecasts of VISX, including certain sensitivity cases, prepared based on discussions with the management of AMO;

•	reviewed the pro forma impact of the merger on AMO’s earnings per share, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the VISX common stock and the AMO common stock;

•	compared the financial performance of VISX and AMO and the prices and trading activity of the VISX common stock and the AMO common stock, respectively, with that of certain other comparable publicly-traded companies and their securities;

•	discussed the strategic rationale for the merger with senior executives of VISX and AMO;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of VISX and AMO and their financial and legal advisors;

•	reviewed copies of AMO’s debt financing commitment letters, dated November 8, 2004, from Morgan Stanley Senior Funding, Inc.;

•	reviewed the draft merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections of VISX and information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of VISX and AMO. With respect to the financial projections of AMO, Morgan Stanley relied on publicly available estimates of equity research analysts who cover AMO. Morgan Stanley also relied upon, without independent verification, the assessment of the management of AMO of VISX’s technologies, products and intellectual property and the validity of, and risks associated with, VISX’s existing and future technologies, products and intellectual property, including the timing and scope of any associated risks or benefits. Furthermore, Morgan Stanley relied upon the assessment by management of AMO and VISX of their ability to retain key employees of VISX. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of VISX or AMO, nor has it been furnished with any such appraisals. In addition, Morgan Stanley is not a regulatory or legal expert and instead relied on the assessment of regulatory and legal advisors to VISX and AMO in connection with such issues. Morgan Stanley has assumed that the merger agreement will be consummated in accordance with the terms set forth therein without material modification or waiver, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code and that all necessary regulatory consents will be obtained. In addition, Morgan Stanley also assumed that the financing of the merger would be consummated on the terms described in the commitment letter. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, November 9, 2004.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated November 9, 2004. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Historical Share Price Analysis. Morgan Stanley reviewed the historical trading prices and daily trading volume for the VISX common stock for the twelve month period ended November 8, 2004. Morgan Stanley noted that during the same twelve month period the price per share of VISX common stock ranged from $15.50 to $26.80. Morgan Stanley noted that the closing price per share of VISX common stock as of November 8, 2004 was $16.91 and that the implied merger consideration was $26.52, based on a closing price per share of AMO common stock of $41.70 on November 8, 2004.

Comparable Company Analysis. Morgan Stanley reviewed and analyzed certain public market trading multiples for stand alone public companies similar to VISX from a size, business mix and geographic perspective and derived an implied value for VISX based on this information. The comparable companies operate within the ophthalmic medical device industry and develop, manufacture and market medical devices that compete with AMO and VISX in the segments of cataract and refractive surgery, contact lens, eye care, eye care products and glaucoma. For purposes of its analysis, Morgan Stanley did not include subsidiaries or divisions of pharmaceutical or medical supply or device companies that operate within the ophthalmic medical device industry since the operating results of these companies would not necessarily represent the results of these subsidiaries or divisions. The multiples analyzed for these comparable companies included aggregate market value (defined as public equity market value plus total book value of debt, total book value of preferred stock and minority interest less cash and other short term investments) divided by estimated 2005 earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, common stock price divided by estimated 2005 earnings per share, and common stock price divided by estimated 2005 earnings per share divided by estimated five-year long-term growth rate ratios. Morgan Stanley calculated the financial multiples and ratios based on publicly available financial data as of November 8, 2004. The estimates of 2005 EBITDA for the comparable companies were based on selected Wall Street equity research reports. The estimates of 2005 earnings per share and estimated five-year long-term growth rates were based on the Institutional Brokers Estimate System. For purposes of its analysis, Morgan Stanley identified the following five publicly traded corporations in the ophthalmic medical device industry:

•	Alcon Inc.;

•	Advanced Medical Optics, Inc.;

•	Bausch & Lomb Inc.;

•	The Cooper Companies, Inc.; and

•	Ocular Sciences Inc.

A summary of the reference range of market trading multiples that Morgan Stanley used are set forth below:

Reference Range of Multiples
Aggregate Value / 2005E EBITDA	10.5x - 13.5x

Price / 2005E Earnings Per Share	19.0x - 23.0x

(Price / 2005E Earnings Per Share)/Five-Year Long-Term Growth Rate	1.2x - 1.3x

Using these representative reference ranges of multiples, Morgan Stanley calculated an implied valuation range for VISX by applying the reference ranges of multiples to the applicable VISX operating statistic based on information publicly available in Wall Street equity research reports. Based on such analysis, Morgan Stanley calculated an implied valuation range for VISX common stock of $19.56 to $25.48 per share. Morgan Stanley noted that the implied merger consideration based on the closing price per share of AMO common stock on November 8, 2004 was $26.52.

Although the foregoing ophthalmic medical device companies were compared to VISX for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to VISX because of differences between the business mix, operations, and other characteristics of VISX and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of VISX, such as the impact of competition on the business of VISX and the industry in general, potential industry growth and the absence of any adverse material change in the financial condition and prospects of VISX or the industry or the markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Analyst Price Targets. Morgan Stanley reviewed available estimates of the target price for VISX common stock published by Wall Street equity research analysts as of November 8, 2004 to derive an implied value for VISX based on these publicly available estimates. Morgan Stanley discounted the Wall Street analyst price targets for one year at VISX’s estimated cost of equity capital of approximately 11%, based on the capital asset pricing model, a theoretical financial model that estimates the cost of equity capital of a particular company based on such company’s beta. A company’s beta is a metric designed to represent the systemic business risk and financial risk of such company versus the overall market. Based on the foregoing analysis, the Wall Street analyst price targets yielded an implied valuation of VISX common stock of $17.15 to $22.56. Morgan Stanley noted that the implied merger consideration based on closing price per share of AMO common stock on November 8, 2004 was $26.52.

Precedent Transactions Analysis. Morgan Stanley compared publicly available information for selected transactions to the relevant financial statistics for VISX based on publicly available Wall Street equity research estimates and derived an implied value for VISX based on this information. For purposes of its analysis, Morgan Stanley did not include transactions involving sales of subsidiaries or divisions of pharmaceutical or medical supply or device companies since information regarding these transactions was not publicly available. The group of transactions consisted of seven selected ophthalmic medical device transactions within the segments of refractive surgery/vision correction, cataract surgery and contact lens/eye care. For each transaction, Morgan Stanley analyzed, as of the announcement date of each transaction, the multiples implied by the transaction value of (i) aggregate value to the acquired company’s forward sales, (ii) aggregate value to the acquired company’s forward earnings before interest and taxes, which is referred to as EBIT, and (iii) price to the acquired company’s forward earnings per share. In each case, Morgan Stanley applied such multiples to the applicable VISX operating statistic based on publicly available information. The following table sets forth the acquisition transactions that were reviewed in connection with this analysis:

•	Summit Autonomous/Alcon Holdings (Nestle);

•	Pfizer Surgical Business/Advanced Medical Optics;

•	Ocular Sciences/Cooper Companies;

•	Eye Care Ops (Biocompatibles)/Cooper Companies;

•	Wesley Jessen VisionCare, Inc./Novartis;

•	Wesley Jessen VisionCare, Inc./Bausch & Lomb; and

•	Ocular Sciences/Wesley Jessen VisionCare, Inc.

Morgan Stanley then derived from these selected transactions reference ranges of (i) forward sales multiples of 7.0x to 8.0x, (ii) forward EBIT multiples of 13.0x to 15.0x, and (iii) forward earnings per share multiples of 20.0x to 22.0x. In applying these ranges of multiples to the relevant VISX statistic based on Wall Street equity research estimates, Morgan Stanley calculated an implied valuation range for VISX common stock of $19.60 to $30.22 per share.

In addition, Morgan Stanley also analyzed the premium paid to the acquired company in the transactions referenced above to the one-day prior and thirty-day prior unaffected stock price of the acquired company. Morgan Stanley then derived a reference range of premiums to the one-day prior unaffected acquired company price of 20% to 50% and premiums to the thirty-day prior unaffected acquired company price of 15% to 40%, and applying these ranges to VISX common stock prices one and thirty-days prior to November 9, 2004, Morgan Stanley calculated an implied valuation range for VISX common stock of $20.29 to $26.47.

Morgan Stanley also analyzed approximately thirty precedent transactions across all industries in which stockholders of the acquired company retained a relatively high ownership percentage of the pro forma company, and calculated the premium paid to the one-day unaffected price and the thirty-day average historical exchange ratio, measured prior to the public announcement of such transactions. Morgan Stanley developed a reference range of premiums paid to the one-day unaffected price and the thirty-day average exchange ratio of 15% to 30% and 30% to 50%, respectively. By applying these ranges of premiums to the thirty-day average exchange ratio derived from the quotient obtained by dividing the VISX common stock price by the AMO common stock price and then multiplying such quotient by the AMO common stock price as of November 8, 2004, Morgan Stanley calculated an implied valuation range for VISX common stock of $19.45 to $30.64. Morgan Stanley noted that the implied merger consideration based on the closing price per share of AMO common stock on November 8, 2004 was $26.52.

Morgan Stanley noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Morgan Stanley noted that no company or transaction reviewed was identical to the proposed transactions and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of VISX and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analyses (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

Discounted Equity Value Analysis. Morgan Stanley performed an analysis of the implied present value per share of VISX common stock on a stand-alone basis based on VISX’s projected future equity value using the fiscal year 2005, 2006 and 2007 estimates provided by VISX management as well as based on similar estimates from published Wall Street equity research reports. With respect to the financial projections of VISX and based on discussions with VISX and AMO management, Morgan Stanley understood that VISX management reviewed VISX’s recent financial performance to form the basis of its projections, but further understood that VISX’s revenue, EBITDA and net income would steadily increase over time generally due to new product introductions and market expansion, and that such projections were further adjusted based on AMO management’s assessment of VISX’s future performance. To calculate the discounted equity value, Morgan Stanley multiplied the applicable VISX earnings estimate by the next calendar year multiple range of 19.0x to 23.0x, based on the reference range derived from the comparable company analysis, and discounted the implied nominal equity values of VISX to a present value at an illustrative discount rate of 11%, which reflected the VISX average cost of equity capital. Based on the aforementioned projections and assumptions, Morgan Stanley derived an implied valuation range for VISX common stock of $18.62 to $23.62 and $21.25 to $31.13, using Wall Street equity research estimates and VISX management estimates, respectively. Morgan Stanley noted that the implied merger consideration based on the closing price per share of AMO common stock on November 8, 2004 was $26.52.

Discounted Cash Flow Analysis. Morgan Stanley performed a five year discounted cash flow analysis, which is designed to represent the value of a company based on its future cash flows and expenses and the riskiness of achieving such projections, of the after-tax unlevered free cash flows derived from VISX for fiscal years 2005 through 2009, which included estimates of synergies. Morgan Stanley performed this analysis based on the following projections: (i) financial forecasts and estimates provided by VISX management, (ii) Wall Street research estimates adjusted based on guidance from AMO management, and (iii) a downside case which reflected adjustments to the financial forecasts and estimates provided by VISX management based on discussions with AMO management. Morgan Stanley estimated a range of terminal values calculated in 2009 based on a range of forward EBITDA multiples of 10.5x to 13.5x. Morgan Stanley then discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 10.0% to 12.0%, based on VISX’s estimated weighted average cost of capital. In addition, Morgan Stanley included the value of the estimated synergy benefits expected through the proposed transaction as developed by the management of AMO based upon discussions with the management of VISX.

Based on the aforementioned projections and assumptions, the discounted cash flow analysis of VISX yielded an implied valuation range of:

Implied Value Range per Share of VISX Common Stock
VISX Management Estimates	$29.35 - $43.85
Adjusted Wall Street Research Estimates	$19.11 - $30.06
Downside Case	$18.85 - $29.62

Morgan Stanley noted that the implied merger consideration based on the closing price per share of AMO common stock on November 8, 2004 was $26.52.

Pro Forma Impact to AMO. Morgan Stanley analyzed the pro forma impact of the transaction on AMO’s operating statistics, credit/capitalization statistics and projected earnings per share in 2005 through 2009 as published by Wall Street equity analysts. Morgan Stanley’s analysis indicated that after payment of the merger consideration, that the merger would reduce AMO’s total debt divided by EBITDA ratio and total debt divided by total book capitalization, and increase the EBITDA divided by total interest ratio and free cash flow divided by total debt ratio. Morgan Stanley’s analysis also indicated that the merger would improve AMO’s revenue, EBITDA, and free cash flow growth from 2005 through 2009 and it would increase AMO’s EBITDA margin from 2005 to 2009. Furthermore, Morgan Stanley’s analysis indicated that the merger is dilutive to AMO’s estimated earnings per share in 2005 and accretive to estimated earnings per share in 2006 through 2009 based on generally accepted accounting principles, which include the annual non-cash intangible asset amortization expenses incurred in the merger, as estimated by the management of AMO. Morgan Stanley noted that the merger is accretive to AMO’s estimated cash earnings per share, which exclude the annual non-cash intangible amortization expenses incurred in the merger, in 2005 through 2009. Morgan Stanley also noted that it had included the estimated impact to operating income of the annual cost and revenue synergy benefits that ranged from $22 million to $74 million during the period from 2005 to 2009 expected through the proposed merger as developed by the management of AMO based upon discussions with the management of VISX when it reviewed the pro forma impact of the merger to AMO.

In connection with review of the transaction by the AMO board of directors, Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of VISX common stock.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Morgan Stanley. Any estimates contained in the analyses of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Morgan Stanley of the fairness of the merger consideration to be paid by AMO to holders of shares of VISX common stock pursuant to the merger agreement, from a financial point of view, and were prepared in connection with the delivery by Morgan Stanley of its opinion, dated November 9, 2004, to the AMO board of directors.

The opinion of Morgan Stanley was one of many factors taken into consideration by the AMO board of directors in making its determination to approve the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Morgan Stanley.

The AMO board of directors selected Morgan Stanley as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to this proposed transaction and because Morgan Stanley is familiar with AMO and its business. As part of its investment banking and financial advisory business, Morgan Stanley is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Morgan Stanley provides a full range of financial advisory and securities services and in the past, has provided financial advisory and financing services to AMO and has received fees for the rendering of such services and also may provide such services to AMO in the future for which it would expect to receive fees. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity and debt securities and senior loans of VISX and AMO for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities or loans.

Pursuant to an engagement letter dated October 4, 2004, AMO has agreed to pay Morgan Stanley a transaction fee in connection with the Merger equal to 0.75% of the aggregate value of the transaction (which, on the basis of market data as of February 4, 2005, would have been $11.1 million), provided, however, that under no circumstances shall the transaction fee exceed $11.5 million. In addition, $2 million of the transaction fee was payable upon the announcement of the transaction, with the remaining portion of which is contingent upon the completion of the merger. AMO has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. Morgan Stanley also provided a loan commitment to AMO in connection with the merger, and AMO has agreed to pay Morgan Stanley fees equal to approximately $2 million in connection with such commitment and subsequent loan. In addition, AMO has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Morgan Stanley has also provided certain investment banking services to AMO over the past two years from the date of the opinion, including having acted as:

•	Joint bookrunner with respect to the offering of AMO’s $350 million of 2.50% convertible senior subordinated notes due 2024 in June 2004;

•	Joint bookrunner with respect to the offering of AMO’s $140 million of 3.5% convertible senior subordinated notes due 2023 in June 2003; and

•	Participant in $100 million senior credit facility due 2007 in June 2003.

In connection with such transactions, Morgan Stanley received fees of approximately $4 million.

Opinion of VISX’s Financial Advisor

Goldman Sachs rendered its opinion to the VISX board of directors that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by holders of VISX common stock, taken in the aggregate, pursuant to the merger agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 9, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex H. Goldman Sachs provided its opinion for the information and assistance of the VISX board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of VISX common stock should vote with respect to the merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of VISX for the five years ended December 31, 2003;

•	annual reports to stockholders and Annual Reports on Form 10-K of AMO for the two years ended December 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of VISX and AMO;

•	certain other communications from VISX and AMO to their respective stockholders; and

•	certain internal financial analyses and forecasts for VISX prepared by VISX management; certain internal financial analyses and forecasts for AMO prepared by AMO management, as adjusted by VISX management; and certain cost savings and operating synergies projected to result from the merger prepared by the managements of VISX and AMO and subsequently adjusted by VISX management.

Goldman Sachs also held discussions with members of the senior management of VISX and AMO regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the VISX common stock and the AMO common stock, compared certain financial and stock market information for VISX and AMO with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. VISX management reviewed VISX’s recent financial performance to form the basis of its projections, but further assumed that VISX’s revenue, EBITDA and net income would steadily increase over time generally due to new product introductions and market expansion. As is typical in transactions of this nature, VISX management made adjustments to AMO’s revenue and expense projections, and also to selected capital expenditures and working capital estimates. These adjustments were made by VISX management in order to perform a conservative analysis of the proposed transaction, not because VISX management was in possession of any specific facts or information to warrant the adjustments. Goldman Sachs assumed with VISX’s consent that the internal financial analyses and forecasts for VISX prepared by VISX management, the internal financial analyses and forecasts for AMO prepared by AMO management as adjusted by VISX management and the cost savings and operating synergies projected to result from the merger prepared by the managements of VISX and AMO and subsequently adjusted by VISX management have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of VISX. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger contemplated by the agreement will be obtained without any adverse effect on VISX or AMO or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of VISX or AMO or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of VISX or AMO or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of VISX to engage in the merger. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of AMO common stock will trade at any time.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the VISX board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 8, 2004 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the VISX common stock for the three-year period ended November 8, 2004. In addition, Goldman Sachs analyzed the consideration to be received by holders of VISX common stock pursuant to the merger agreement, calculated as of the close of business on November 8, 2004, in relation to the latest one month, two months, three months, six months, one year and three year average market price of the VISX common stock as of the close of business on November 8, 2004.

This analysis indicated that the price per share to be paid to VISX stockholders pursuant to the merger agreement represented:

•	a premium of 56.8% based on the closing market price on November 8, 2004 of $16.91 per share;

•	a premium of 45.9% based on the latest one month average market price of $18.18 per share;

•	a premium of 35.6% based on the latest two months average market price of $19.56 per share;

•	a premium of 34.2% based on the latest three months average market price of $19.76 per share;

•	a premium of 22.2% based on the latest six months average market price of $21.70 per share;

•	a premium of 22.7% based on the latest one year average market price of $21.62 per share; and

•	a premium of 62.5% based on the latest three year average market price of $16.32 per share.

Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on VISX using VISX management’s projections. Goldman Sachs calculated illustrative net present value indications of free cash flows for VISX for the years 2005 through 2009 using discount rates ranging from 11% to 13%. Goldman Sachs calculated illustrative value indications per share for VISX using illustrative terminal value indications in the year 2009 based on perpetuity growth rates ranging from 2% to 4%. These illustrative terminal value indications were then discounted to calculate illustrative present value indications using discount rates ranging from 11% to 13%. The various ranges for discount rates and perpetuity growth rates were chosen to reflect theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
VISX	$20.58-$29.87

Goldman Sachs also performed a discounted cash flow analysis on AMO using AMO management’s projections, as adjusted by VISX management. Goldman Sachs calculated illustrative net present value indications of free cash flows for AMO for the years 2005 through 2009 using discount rates ranging from 10% to 12%. Goldman Sachs calculated illustrative value indications per share for AMO using illustrative terminal value indications in the year 2009 based on perpetuity growth rates ranging from 2% to 4%. These illustrative terminal value indications were then discounted to calculate illustrative present value indications using discount rates ranging from 10% to 12%. The various ranges for discount rates and perpetuity growth rates were chosen to reflect theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
AMO	$34.90-$54.61

In addition, Goldman Sachs performed a discounted cash flow analysis on the combined company, with synergies using (a) VISX management’s projections, (b) AMO management’s projections, as adjusted by VISX’s management, and (c) VISX and AMO managements’ projected synergies, subsequently adjusted by VISX’s management. Goldman Sachs calculated illustrative net present value indications of free cash flows for the combined company for the years 2005 through 2009 using discount rates ranging from 10% to 12%. Goldman Sachs calculated illustrative value indications per share of the combined company using illustrative terminal value indications in the year 2009 based on perpetuity growth rates ranging from 2% to 4%. These illustrative terminal value indications were then discounted to calculate illustrative present value indications using discount rates ranging from 10% to 12%. The various ranges for discount rates and perpetuity growth rates were chosen to reflect theoretical analyses of cost of capital. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
The Combined Company	$41.43-$66.11

Goldman Sachs also calculated the illustrative per share value to be received by VISX stockholders in the merger based on multiplying the illustrative per share values for the combined company resulting from the discounted cash flow analysis of the combined company with synergies by 0.552 and adding $3.50. This analysis resulted in a range of illustrative per share consideration equal to $26.37 - $39.99. Goldman Sachs then calculated the illustrative per share value to be received by VISX stockholders in the merger as a premium to the illustrative per share values for VISX resulting from the discounted cash flow analysis of VISX. This analysis resulted in a premium range equal to 28.1% - 33.9%.

Goldman Sachs performed these various discounted cash flow analyses because such analyses—which are based on management’s estimates of future cash flows and the perceived riskiness of achieving such projections—result in illustrative per share equity values for AMO, VISX and the combined company, respectively.

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses with synergies of the potential financial impact of the merger on a GAAP basis using (a) earnings estimates for VISX prepared by its management, (b) earnings estimates for AMO prepared by its management, as adjusted by VISX management and (c) synergies estimates prepared by VISX and AMO managements, subsequently adjusted by VISX management. For each of the estimated years 2005 and 2006, Goldman Sachs compared the projected earnings per share of AMO common stock, on a stand-alone basis, to the projected earnings per share of the common stock of the combined companies. Based on such analyses, the proposed transaction would be dilutive to AMO stockholders on an earnings per share basis in the above scenarios in the years 2005 and 2006.

Goldman Sachs prepared illustrative pro forma analyses without synergies of the potential financial impact of the merger using (a) earnings estimates for VISX prepared by its management and (b) earnings estimates for AMO prepared by AMO management, as adjusted by VISX management. For each of the estimated years 2005 and 2006, Goldman Sachs compared the projected earnings per share of AMO common stock, on a stand-alone basis, to the projected earnings per share of the common stock of the combined companies. Based on such analyses, the proposed transaction would be dilutive to AMO’s stockholders on an earnings per share basis in the above scenarios in the years 2005 and 2006.

Goldman Sachs performed this pro forma merger analysis because such analysis—which is based on management’s estimates of future earnings of VISX and AMO, respectively, and the synergies expected to be realized from the transaction—results in a measure of how accretive or dilutive the transaction is expected to be to the earnings per share of AMO.

Contribution Analysis. Goldman Sachs reviewed estimated future operating and financial information including, among other things, sales, EBITDA, net income and pre-tax income for VISX, AMO and the combined entity resulting from the merger without synergies based on (a) VISX management’s financial forecasts and (b) AMO management’s financial forecasts, as adjusted by VISX management. Goldman Sachs calculated that the consideration to be paid in the merger for each share of VISX common stock of 0.552 shares of AMO common stock plus $3.50 would result in VISX’s stockholders owning approximately 41.5% of the outstanding common equity of the combined company following consummation of the merger. Goldman Sachs also calculated that the consideration to be paid in the merger for each share of VISX common stock of 0.552 shares of AMO common stock plus $3.50 resulted in an illustrative exchange ratio of 0.637 shares of AMO common stock for each share of VISX common stock based on the market value of AMO common stock on November 8, 2004. Based on this illustrative exchange ratio, Goldman Sachs further determined that VISX stockholders would own on an illustrative basis 45.0% of the outstanding common equity of the combined company following consummation of the merger. Goldman Sachs also analyzed the relative potential contribution of VISX to the combined company following consummation of the merger without synergies for the estimated years 2005 and 2006. The following table presents the results of this analysis:

	VISX Contribution To Combined Company
	Sales	EBITDA	Pre-Tax Income	Net Income
2005E	19.5%	34.2%	42.7%	40.6%
2006E	20.4%	35.2%	43.1%	40.2%

Goldman Sachs performed the contribution analysis in order to permit a comparison of the implied percentage equity ownership of VISX’s and AMO’s stockholders, respectively, in the combined company to VISX’s and AMO’s respective estimated contributions to various estimated pro forma financial results for the combined company. Such a comparison is one measure of whether the stockholders of VISX and AMO, respectively, are receiving a fair share of the equity ownership of the combined company.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for VISX and AMO to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the Diversified Ophthalmology, Large Cap Diversified, and Contact Lens segments of the ophthalmology industry:

Diversified Ophthalmology

•	Alcon Inc.

•	Allergan Inc.

•	AMO*

•	Bausch & Lomb Inc.

Large Cap Diversified

•	Johnson & Johnson

•	Merck & Company Inc.

•	Novartis

Contact Lens

•	Cooper Companies Inc.**

•	Ocular Sciences Inc.

Although none of the selected companies is directly comparable to VISX or AMO, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of VISX and AMO based on selected criteria including size, geographic presence, product offerings and growth potential.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and Institutional Brokers Estimate System, which is referred to as IBES, median estimates. The multiples and ratios of VISX were calculated using the VISX closing price on November 8, 2004 and were based on the most recent publicly available information and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and IBES estimates. With respect to the selected companies, Goldman Sachs calculated:

•	levered market capitalization as a multiple of last twelve months, which is referred to as LTM, sales;

•	levered market capitalization as a multiple of LTM EBITDA; and

•	levered market capitalization as a multiple of LTM EBIT.

*	AMO pro forma for recapitalization and $450 million acquisition of Pfizer’s Surgical Ophthalmology Business.
**	Cooper Companies Inc. announced on July 24, 2004 its intention to acquire Ocular Sciences Inc. for $1.2 billion. The transaction is still pending and the multiples are not pro forma for the transaction.

The results of these analyses are summarized as follows:

	Diversified Ophthalmology Companies				Large Cap Diversified				Contact Lens				VISX
Levered Market Capitalization as a multiple of:	Mean		Median		Mean		Median		Mean		Median
LTM Sales	3.9	x	3.9	x	3.5	x	3.7	x	4.7	x	4.7	x	4.4	x

LTM EBITDA	16.7	x	18.2	x	10.6	x	11.8	x	18.1	x	18.1	x	9.9	x

LTM EBIT	21.5	x	21.0	x	12.4	x	13.8	x	23.3	x	23.3	x	11.4	x

Goldman Sachs also calculated the selected companies’ LTM and estimated calendar years 2005 and 2006 price to earnings ratios and compared such ratios to the results for VISX. The following table presents the results of this analysis:

	Diversified Ophthalmology Companies				Large Cap Diversified				Contact Lens
Price/Earnings Ratio:	Mean		Median		Mean		Median		Mean		Median		VISX
LTM	27.9	x	28.4	x	16.9	x	19.5	x	26.7	x	26.7	x	20.6	x

2005	22.8	x	23.6	x	15.6	x	18.0	x	22.8	x	22.8	x	17.3	x

2006	19.5	x	19.8	x	14.5	x	16.6	x	19.5	x	19.5	x	14.7	x

Goldman Sachs also considered LTM EBITDA margins and LTM EBIT margins, five-year EPS compounded annual growth rate, which is referred to as CAGR, and estimated calendar year 2005 price/earnings to five-year EPS CAGR provided by IBES.

The following table presents the results of this analysis:

	Diversified Ophthalmology Companies				Large Cap Diversified				Contact Lens
	Mean		Median		Mean		Median		Mean		Median		VISX
LTM EBITDA Margin	23.3%		23.6%		35.0%		31.5%		25.8%		25.8%		44.3%

LTM EBIT Margin	18.8%		19.0%		30.1%		27.1%		20.2%		20.2%		38.4%

5 Year EPS CAGR	17.3%		17.4%		9.2%		12.0%		14.8%		14.8%		20.0%

2005E Price/Earnings/5-Year EPS CAGR	1.3	x	1.3	x	2.1	x	1.5	x	1.6	x	1.6	x	0.9	x

Goldman Sachs also reviewed and compared certain financial information for VISX to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the high growth medical technology industry:

•	Advanced Neuromodulation Systems Inc.

•	Align Technology Inc.

•	Given Imaging Limited

•	Integra LifeSciences Holding

•	Intuitive Surgical Inc.

•	Kyphon Inc.

•	Resmed Inc.

•	Respironics Inc.

•	Varian Medical Systems Inc.

•	Wright Medical Technology Inc.

Although none of the selected companies is directly comparable to VISX, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of VISX and AMO based on selected criteria including size, geographic presence, product offerings and growth potential.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and IBES median estimates. The multiples and ratios of VISX were calculated using the VISX closing price on November 8, 2004. The multiples and ratios of VISX were based on the most recent publicly available information and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and IBES estimates. With respect to the selected companies, Goldman Sachs calculated:

•	levered market capitalization, which is the market value of common equity plus the book value of debt less cash, as a multiple of LTM sales;

•	levered market capitalization as a multiple of LTM earnings before interest, taxes and depreciation and amortization, or EBITDA; and

•	levered market capitalization as a multiple of LTM earnings before interest and taxes, or EBIT.

The results of these analyses are summarized as follows:

	Selected Companies			VISX
Levered Market Capitalization as a multiple of:	Range	Median	Mean
LTM Sales	2.6x-15.3x	4.9x	6.0x	4.4x

LTM EBITDA	11.5x-96.3x	20.7x	29.5x	9.9x

LTM EBIT	15.6x-65.0x	22.7x	28.7x	11.4x

Goldman Sachs also calculated the selected companies’ LTM and estimated calendar years 2005 and 2006 price to earnings ratios and compared such ratios to the results for VISX. The following table presents the results of this analysis:

Price/Earnings Ratio:	Selected Companies			VISX
	Range	Median	Mean
LTM	24.3x-466.2x	37.8x	85.8x	20.6x

2005E	20.5x-57.0x	28.6x	31.2x	17.3x

2006E	17.4x-29.1x	23.5x	22.9x	14.7x

Goldman Sachs also considered LTM EBIT margin, five-year earnings per share compound annual growth rate which is referred to as EPS CAGR and estimated calendar years 2005 and 2006 price/earnings to five-year EPS CAGR provided by IBES.

The following table presents the results of this analysis:

	Selected Companies			VISX
	Range	Median	Mean
LTM EBIT Margin	(36.7)%-25.2%	18.6%	12.0%	38.4%
5-Year EPS CAGR	18.0%-38.0%	25.0%	26.0%	20.0%
2005E Price/Earnings/5-Year EPS CAGR	1.0x-1.4x	1.1x	1.2x	0.9x
2006E Price/Earnings/5-Year EPS CAGR	0.7x-1.2x	0.9x	0.9x	0.7x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to VISX or AMO or the proposed merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to VISX’s board of directors as to the fairness from a financial point of view of the consideration to be received by holders of VISX common stock, taken in the aggregate, in the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in the analyses performed by Goldman Sachs are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

As described above, Goldman Sachs’ opinion to the VISX board of directors was one of many factors taken into consideration by the VISX board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this joint proxy statement/prospectus as Annex H.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to VISX in connection with, and has participated in certain of the negotiations leading to, the merger contemplated by the agreement. In addition, Goldman Sachs has provided certain investment banking services to VISX from time to time, including having acted as financial advisor to VISX with respect to an unsolicited proposal to acquire all of the VISX common stock in May 2001; and as sole bookrunning manager in connection with the acquisition of 6,000,000 shares of VISX common stock, of which 3,500,000 were purchased by VISX, in May 2003. Goldman Sachs did not receive any compensation in connection with the acquisition and subsequent sale of VISX common stock in May 2003 described above. Goldman Sachs also may provide investment banking services to VISX and AMO in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to VISX, AMO and their respective affiliates, may actively trade the debt and equity securities of VISX and AMO (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The VISX board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated August 16, 2004, VISX engaged Goldman Sachs to act as its financial advisor in connection with the proposed merger. Pursuant to the terms of this engagement letter, VISX agreed to pay Goldman Sachs a transaction fee equal to the greater of $10 million or 0.75% of the aggregate consideration paid to VISX stockholders in the merger, which represents a fee of approximately $9.3 million calculated on the basis of market data as of January 21, 2005, all of which is payable upon consummation of the merger. In addition, VISX has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Material United States Federal Income Tax Consequences of the Merger

The following summary discusses the material United States federal income tax consequences of the merger applicable to a holder of shares of VISX common stock that receives cash and AMO common stock in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, which is referred to as the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their shares of VISX common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular VISX stockholder, including non-United States holders, or to a VISX stockholder that is subject to special treatment under United States federal income tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

HOLDERS OF SHARES OF VISX COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS.

Skadden, Arps, Slate, Meagher & Flom, LLP, counsel to AMO, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to VISX, have each rendered opinions, attached to this Registration Statement as Exhibit 8.1 and Exhibit 8.2, respectively, based upon certain facts, representations and assumptions, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. In addition, the obligation of VISX to complete the merger is conditioned upon the receipt by VISX at closing of a tax opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, (or from Skadden, Arps, Slate, Meagher & Flom LLP if Wilson Sonsini Goodrich & Rosati, Professional Corporation fails to give the opinion) to the effect that, on the basis of certain facts, representations and assumptions, the merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of AMO to complete the merger is also conditioned upon the receipt by AMO at closing of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP (or from Wilson Sonsini Goodrich & Rosati, Professional Corporation, if Skadden, Arps, Slate, Meagher & Flom LLP fails to give the opinion), to the effect that, on the basis of certain facts, representations and assumptions, the merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. Under certain circumstances, the merger agreement requires AMO and VISX to reduce the amount of the cash to be received by VISX stockholders in the merger to the minimum extent necessary, and increase the amount of stock to be received by VISX stockholders in the merger to the minimum extent necessary, to enable legal counsel to render their respective opinion or opinions, as the case may be, that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions are not binding on the IRS or any court and do not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion. Moreover, no rulings have been or will be sought from the IRS concerning the tax consequences of the merger.

Exchange of Shares of VISX Common Stock for Merger Consideration

A VISX stockholder that has shares of VISX common stock converted into merger consideration in the merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash received in the merger and the fair market value of the AMO common stock received in the merger over (b) the stockholder’s tax basis in its shares surrendered in exchange therefor. For this purpose, a VISX stockholder must calculate gain or loss separately for each identifiable block of shares exchanged by such stockholder, and a VISX stockholder cannot offset a loss recognized on one block of such shares against a gain recognized on another block of such shares. The gain recognized will be capital gain unless the receipt of cash by the stockholder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. For purposes of determining whether the receipt of cash by the stockholder has the effect of a distribution of a dividend, a stockholder will be treated as if the stockholder first exchanged all of its shares solely for AMO common stock and then AMO immediately redeemed a portion of such stock for the cash that such stockholder actually received pursuant to the merger agreement. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining the interest of a stockholder in a corporation, certain constructive ownership rules must be taken into account. Any capital gain will be long-term if the stockholder’s holding period for its shares is more than one year.

Tax Basis for AMO Common Stock

A VISX stockholder will have an aggregate tax basis in AMO common stock received in the merger (other than a fractional share) equal to the stockholder’s aggregate tax basis in its shares surrendered pursuant to the merger, (1) reduced by (a) the portion of the stockholder’s tax basis in its shares surrendered in the merger that is allocable to a fractional share of AMO common stock for which cash is received and (b) the amount of cash received by the stockholder in the merger (other than cash received in lieu of a fractional share), and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by the stockholder in the merger (but not by gain recognized upon the receipt of cash in lieu of a fractional share of AMO common stock).

Holding Period for AMO Common Stock

The holding period for AMO common stock received by a VISX stockholder in the merger will include the holding period of the shares surrendered in the merger.

Cash Received in Lieu of a Fractional Share of AMO Common Stock

If a VISX stockholder receives cash in lieu of a fractional share of AMO common stock in the merger, the stockholder will recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the stockholder’s tax basis in its shares surrendered in the merger that is allocable to the fractional share. The capital gain or loss will be long-term if the stockholder’s holding period for the portion of the shares deemed exchanged for the fractional share is more than one year.

Treatment of the Entities

No gain or loss will be recognized by AMO or VISX as a result of the merger.

Cash Received by Dissenting Stockholders

In the absence of authority directly on point, counsel to AMO and counsel to VISX are each unable to provide an unequivocal opinion with respect to the United States federal income tax consequences to a stockholder who perfects appraisal rights. An eligible VISX stockholder that perfects its appraisal rights will likely recognize capital gain or loss at the effective time of the Merger in an amount equal to the difference between the amount realized and the tax basis of such stockholder’s shares of VISX common stock. In addition, a portion of any proceeds received following the effective time of the merger may be characterized as interest, taxable as ordinary income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). It is possible, however, that the Internal Revenue Service may assert that a stockholder who perfects his or her appraisal rights is required to recognize gain or loss at the time of actual payment for such shares, measured by the difference between the amount of cash received by such stockholder and the stockholder’s adjusted tax basis in such shares. Given the uncertain treatment under the federal income tax law, a stockholder who determines to perfect appraisal rights should consult his or her tax advisor.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, AMO will account for the merger as a business combination. Upon the completion of the merger, AMO will record the cash consideration, the market value of its common stock issued (based on an average of the closing prices of AMO common stock for a range of trading days from two days before and after November 9, 2004, the announcement date) in the merger, the fair value of VISX’s debt at the time of the merger, the fair value of AMO options issued in exchange for options to purchase shares of VISX common stock outstanding at the effective time of the merger and the amount of direct transaction costs associated with the merger, as the estimated purchase price of acquiring VISX. AMO will allocate the estimated purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the effective time of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.

In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that AMO management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Regulatory Matters

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act, and by foreign governmental authorities under the antitrust laws of various other jurisdictions where AMO and VISX conduct business. Under the HSR Act, AMO and VISX are required to make pre-merger notification filings and must await the expiration of statutory waiting periods prior to completing the merger. AMO and VISX have made the requisite pre-merger notification filings with the Antitrust Division and the FTC, and the applicable waiting period has expired. AMO and VISX have filed the requisite notification of the merger with the Administrative Council for Economic Defense in Brazil and with the Fair Trade Commission in Taiwan. On January 17, 2005, the Federal Trade Commission in Taiwan decided to waive its jurisdiction over the merger. The completion of the merger is also conditioned upon the expiration or termination of all necessary antitrust waiting periods and receipt of all necessary antitrust clearances, consents and approvals. All applicable waiting periods have expired and AMO and VISX have obtained the governmental or regulatory approvals required to complete the merger.

Under the terms of the merger agreement, AMO is not required to sell, dispose of or hold separately any assets or businesses or interests in any assets or businesses of AMO, VISX or their respective affiliates, or make any other change in any portion of the businesses of VISX or AMO or incur any limitation on the conduct of the business of VISX or AMO in order to obtain any clearances, consents or approvals in connection with the merger. Either AMO or VISX may refuse to complete the merger if any such restrictions or conditions are required by governmental authorities as a condition to approving the merger. No additional stockholder approval is expected to be required for any decision by AMO or VISX, after the special meeting of AMO’s stockholders and the special meeting of VISX’s stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

In addition, during or after the statutory waiting periods and clearance of the merger, and even after completion of the merger, either the Antitrust Division, the FTC, or other United States or foreign governmental authorities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. AMO and VISX cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, AMO and VISX will prevail.

Dissenters’ or Appraisal Rights

Holders of shares of VISX common stock who do not vote in favor of approval and adoption of the merger agreement and approval of the merger and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Under the DGCL, holders of shares of AMO common stock are not entitled to appraisal rights in connection with the merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is attached to this joint proxy statement/prospectus as Annex F. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of VISX common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of VISX common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262, persons who hold shares of VISX common stock who do not vote in favor of approval and adoption of the merger agreement and approval of the merger and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Notice of Appraisal Rights. Under Section 262, where a merger is to be submitted for approval at a meeting of a corporation’s stockholders, as in the case of approval and adoption of the merger agreement and approval of the merger by VISX’s stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this joint proxy statement/prospectus as Annex F. Any holder of VISX common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex F carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, VISX believes that if a VISX stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand. Any VISX stockholder wishing to exercise appraisal rights must deliver to VISX, before the vote on approval and adoption of the merger agreement and approval of the merger at the VISX special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of approval and adoption of the merger agreement and approval of the merger. A holder of shares of VISX common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through completion of the merger, since appraisal rights will be lost if the shares are transferred prior to completion of the merger. The holder must not vote in favor of approval and adoption of the merger agreement and approval of the merger. A proxy which is signed and submitted but does not contain voting instructions will, unless revoked, be voted in favor of approval and adoption of the merger agreement and approval of the merger, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against approval and adoption of the merger agreement and approval of the merger or abstain from voting on the merger agreement and the merger. Neither voting against approval and adoption of the merger agreement and approval of the merger (in person or by proxy), nor abstaining from voting or failing to vote on the proposal to approve and adopt the merger agreement and approval of the merger will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform VISX of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on approval and adoption of the merger agreement and approval of the merger at the VISX special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of VISX common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of VISX common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a single demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of VISX common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to VISX, Incorporated, 3400 Central Expressway, Santa Clara, CA 95051, Attention: Secretary. The method of delivery of the written demand for appraisal to the address above is the option and risk of the stockholder.

Withdrawal of Demand. Any holder of VISX common stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the VISX stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

Notice by the Surviving Corporation. Within ten days after completion of the merger, the surviving corporation must notify each holder of VISX common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of approval and adoption of the merger agreement and approval of the merger, that the merger has become effective.

Filing a Petition for Appraisal. Within 120 days after completion of the merger, but not thereafter, the surviving corporation or any holder of VISX common stock who has complied with Section 262 and is entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to and has no present intention to file such a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of VISX common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of VISX common stock within the time prescribed in Section 262. Within 120 days after completion of the merger, any holder of VISX common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of approval and adoption of the merger agreement and approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefore has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Under the merger agreement, VISX has agreed to provide AMO notice of any demands for appraisal received by it. AMO will have the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. VISX will not voluntarily make any payments with respect to, or settle or offer to settle, any demand for appraisal without the prior written consent of AMO. If a petition for an appraisal is timely filed by a holder of shares of VISX common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value. After determining the holders of VISX common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Court of Chancery of Delaware will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the merger consideration they would receive pursuant to the merger (0.552 shares of AMO common stock and $3.50 for each share of VISX common stock, and cash in lieu of any fractional shares) if they did not seek appraisal of their shares, and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although VISX believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither VISX nor AMO anticipate offering more than the applicable merger consideration to any VISX stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of VISX common stock is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of VISX common stock have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of VISX common stock under Section 262 fails to perfect, or successfully withdraws or loses, his or her right to appraisal, the stockholder’s shares of VISX common stock will be deemed to have been converted upon completion of the merger into the right to receive the merger consideration under the merger agreement (0.552 shares of AMO common stock and $3.50, without interest for each share of VISX common stock owned by such stockholder (and cash in lieu of any fractional shares)). A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after completion of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger, in accordance with Section 262.

From and after completion of the merger, no dissenting stockholder shall have any rights of a VISX stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of VISX common stock, if any, payable to VISX stockholders of record as of a time prior to completion of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after completion of the merger or subsequently with the written approval of the surviving company, or, if no petition for appraisal is filed within 120 days after completion of the merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any VISX stockholder without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Listing of AMO Common Stock and Delisting and Deregistration of VISX Common Stock after the Merger

Application will be made to have the shares of AMO common stock issued in the merger approved for listing on the NYSE. If the merger is completed, VISX common stock will be delisted from the NYSE and deregistered under the Exchange Act, and VISX will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of AMO Common Stock Received in the Merger

The shares of AMO common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares of AMO common stock issued to any person who is deemed to be an “affiliate” of VISX prior to the merger. Persons who may be deemed to be “affiliates” of VISX prior to the merger include individuals or entities that control, are controlled by, or are under common control of VISX prior to the merger, and may include officers and directors, as well as principal stockholders of VISX prior to the merger.

Persons who may be deemed to be affiliates of VISX prior to the merger may not sell any of the shares of AMO common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act of 1933; or

•	any other applicable exemption under the Securities Act of 1933.

Interests of Executive Officers and Directors of VISX in the Merger

In considering the recommendation of the VISX board of directors that VISX stockholders vote in favor of approval and adoption of the merger agreement and the merger contemplated by the merger agreement, VISX stockholders should be aware that some VISX executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as stockholders of VISX.

These interests relate to or arise from, among other things:

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of VISX following the merger;

•	the appointment of Elizabeth H. Dávila, currently the Chairman and Chief Executive Officer of VISX, to the AMO board of directors upon completion of the merger;

•	the potential receipt of severance payments by executive officers; and

•	the accelerated vesting of officers’ and directors’ outstanding stock options and phantom units of VISX common stock, and the payments of cash and AMO common stock for shares of VISX common stock issued upon exercise of the officers’ and directors’ outstanding stock options.

Indemnification; Directors’ and Officers’ Insurance

AMO agreed that, for a period of six years following completion of the merger, the indemnification obligations set forth in VISX’s certificate of incorporation and bylaws and any VISX indemnification agreements will survive. To do so, AMO will cause the certificate of incorporation and bylaws of the surviving corporation of the merger to reflect provisions at least as favorable as the indemnification and exculpation provisions contained in VISX’s current certificate of incorporation and bylaws and, for a period of six years following completion of the merger, AMO will not amend, repeal or otherwise modify the certificate of incorporation or bylaws in any manner that would adversely affect the indemnification rights of any individual who on or prior to completion of the merger was protected under indemnification provisions in any of these VISX documents.

In addition, for a period of six years from the completion of the merger, AMO will cause VISX’s existing policy of directors’ and officers’ and fiduciary liability insurance (coverage limits of which were increased on November 4, 2004 by $15 million) to be maintained, subject to certain limitations. Alternatively, subject to certain limitations, prior to the completion of the merger, VISX is also permitted to purchase a six-year “tail” prepaid policy on its current policy of directors’ and officers’ and fiduciary liability insurance and, if VISX elects to do so, AMO will maintain the policy in full force and effect.

AMO Board of Directors after the Merger

Under the merger agreement, AMO has agreed to take all action necessary so that upon completion of the merger, one current director of VISX will be appointed as a Class II director of AMO to serve a two-year term. The parties have agreed that Elizabeth H. Dávila will serve as the new AMO board member. Under existing AMO compensation policies, Ms. Dávila would become entitled to receive the compensation paid by AMO to its non-employee directors (other than the lead director) currently consisting of (i) an annual retainer of $24,000 per year, plus meeting fees and pay for days spent on affairs of the combined company, and (ii) annual equity grants.

Executive Officer Severance Payments and Stock Option Acceleration

All outstanding options to purchase VISX common stock, including options held by executive officers, will become fully vested and exercisable upon completion of the merger. The terms of the equity incentive plans and agreements pursuant to which such options were granted provide for the acceleration of vesting in connection with a change of control of VISX and existed before the beginning of merger discussions with AMO. At the effective time of the merger, each outstanding option to purchase VISX common stock held by an executive officer of VISX that has an exercise price equal to or less than $26.93 will be assumed by AMO. For more information, see “The Merger Agreement—Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP” beginning on page 112.

In addition, VISX has from time to time entered into change of control severance agreements with each of its executive officers. The earliest of these agreements were entered into on May 12, 1999 between VISX and Derek A. Bertocci and Elizabeth H. Dávila. Over time, VISX has amended and restated the forms of its change of control severance agreements and, currently, each of the executive officers is subject to an agreement with substantially similar terms and conditions that provide each executive officer with certain severance payments if he or she is terminated without “cause,” as defined below, or terminates due to an “involuntary termination,” as defined below, at any time within the 24-month period following a change of control, which includes the completion of the merger. These benefits include payment of a lump sum amount equal to (i) three times the executive’s annual base salary and target bonus, (ii) three times the amount that would have been contributed by VISX on behalf of the executive to its 401(k) plan during the three-year period immediately following the termination date, and (iii) a pro rata bonus for the year in which the termination occurs. In addition, for the three-year period, the executive will receive continuation of life, disability, accident and health insurance benefits at VISX’s expense plus continuation of perquisites for the same applicable period and outplacement services for such period or, if earlier, upon the first acceptance of a new employment offer. If an executive who is at the vice president level or above is subject to the excise tax imposed by Section 280G of the Internal Revenue Code, VISX will provide that executive with a full gross-up payment. The agreements are binding on any successor to VISX.

The following is a list of all executive officers who are parties to change of control severance agreements with VISX and the dates on which the executive officers first entered into these agreements: Derek A. Bertocci, May 12, 1999; Elizabeth H. Dávila, May 12, 1999, Donald L. Fagen, February 1, 2001; Carol F. H. Harner, Ph.D., May 12, 1999, Theresa A. Johnson, October 22, 2003; Catherine E. Murphy, September 24, 2001; Douglas H. Post, May 12, 1999; John F. Runkel, Jr., January 29, 2001; Alan F. Russell, Ph.D., June 12, 2001; and Joaquin V. Wolff, January 1, 2001. None of these agreements were modified in anticipation of, or in connection with, the merger. Currently, only Ms. Dávila, Mr. Runkel and Mr. Wolff are expected to receive their respective severance benefits immediately after the transaction is consummated. The parties have not made determinations with respect to the employment following the merger of other VISX executive officers with change of control severance agreements. Accordingly, additional severance payments may be made in the event these executive officers are not retained by AMO, or are subsequently terminated without cause.

The following table identifies, for each VISX executive officer as of November 4, 2004, the estimated total severance payment to which he or she would be entitled (including 280G gross-ups) if he or she were to be terminated without cause or were to resign pursuant to an involuntary termination at any time within the 24-month period following completion of the merger, the aggregate number of shares of his or her outstanding vested and unvested VISX stock options, the aggregate number of shares subject to his or her outstanding unvested VISX stock options that will become fully vested and exercisable immediately prior to completion of the merger, the weighted average exercise price of his or her collective vested and unvested VISX stock options and the value of all options.

Name and Title	Total Severance Payment	Aggregate Shares Subject to Outstanding Options		Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options*
Elizabeth H. Dávila Chairman of the Board and Chief Executive Officer	$2,662,878.06	1,900,108		466,668	$17.26	$18,318,889.07
Douglas H. Post President and Chief Operating Officer	$2,874,855.15	471,959		232,713	$18.97	$3,723,547.93
John F. Runkel, Jr. Senior Vice President of Business Development and General Counsel	$2,092,245.39	128,000	**	108,126	$16.41	$1,294,692.27
Derek A. Bertocci Senior Vice President and Chief Financial Officer	$1,911,805.45	335,821		103,128	$17.90	$2,895,083.50
Carol F.H. Harner Senior Vice President, Research and Development	$1,266,107.66	205,681		84,752	$21.01	$1,317,430.52
Donald L. Fagen Vice President, Global Sales	$1,011,263.83	104,500		68,751	$15.09	$1,194,677.50
Alan F. Russell Vice President of Regulatory & Clinical Affairs	$1,575,251.77	142,500		71,877	$16.67	$1,403,988.75
Joaquin V. Wolff Vice President, Global Marketing	$990,867.12	98,440		44,898	$16.16	$1,060,263.31
Catherine E. Murphy Vice President, Human Resources	$1,476,537.52	103,000		71,251	$14.43	$1,245,076.25
Theresa A. Johnson Vice President, Operations	$1,507,972.92	132,000		62,459	$21.83	$971,885.84

*	Illustrates the economic value of all options held by each executive officer assuming the acceleration of all such options in the merger and the exercise of all options with exercise prices below $26.52, or in-the-money options, immediately upon completion of the merger. Calculated for each executive officer by multiplying the shares subject to in-the-money options by the difference between the value of the merger consideration as of November 9, 2004 ($26.52) and the exercise price of such in-the-money options.
**	Includes options exercisable for 35,000 shares issued to Mr. Runkel on August 19, 2004 in connection with his promotion to senior vice president of business development.

As used in the agreements between VISX and its executive officers described above, the term “cause” means (i) the willful and continued failure by the executive to substantially perform the executive’s duties with VISX (other than any such failure resulting from the executive’s incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the executive by the VISX board of directors, which demand specifically identifies the manner in which the VISX board of directors believes that the executive has not substantially performed the executive’s duties, or (ii) the willful engaging by the executive in conduct which is demonstrably and materially injurious to VISX or its subsidiaries, monetarily or otherwise. For purposes of clauses (i) and (ii) of this definition, (x) no act, or failure to act, on the executive’s part shall be deemed “willful” unless done, or omitted to be done, by the executive not in good faith and without reasonable belief that the executive’s act, or failure to act, was in the best interest of VISX and (y) in the event of a dispute concerning the application of this provision, no claim by VISX that cause exists shall be given effect unless VISX establishes to the VISX board of directors by clear and convincing evidence that cause exists.

As used in the agreements between VISX and its executive officers described above, the term “involuntary termination” means (i) without the executive’s express written consent, a significant reduction of the executive’s duties, position or responsibilities relative to the executive’s duties, position or responsibilities in effect immediately prior to the reduction, or the removal of the executive from such position, duties and responsibilities, unless the executive is provided with comparable duties, position and responsibilities; (ii) without the executive’s express written consent, a substantial reduction of the facilities and perquisites (including office space and location) available to the executive immediately prior to such reduction; (iii) a reduction by VISX of the executive’s base salary as in effect immediately prior to the reduction; (iv) a material reduction by VISX in the kind or level of employee benefits to which the executive is entitled immediately prior to the reduction with the result that the executive’s overall benefits package is significantly reduced; provided, however, that a reduction of the executive’s benefits to a level greater than or equal to those available to similarly situated employees of VISX and employees of any entity in control of VISX shall not constitute an involuntary termination; (v) without the executive’s express written consent, the relocation of the executive to a facility or a location more than thirty five (35) miles from his or her location immediately prior to the change of control; (vi) any termination of the executive by VISX which is not effected for cause; or (vii) the failure of VISX to obtain the assumption of the agreements by any successors contemplated in Section 6 of the agreements.

Non-Employee Director Stock Option Acceleration and Phantom Units

All outstanding options to purchase VISX common stock and phantom units of VISX common stock held by non-employee directors will become fully vested and exercisable upon completion of the merger. The terms of the equity incentive plans and agreements pursuant to which such options and phantom stock units were granted provide for the acceleration of vesting in connection with a change of control of VISX and existed before the beginning of merger discussions with AMO. The VISX board of directors made clarifying amendments to the VISX 1995 Director Option and Stock Deferral Plan, but these amendments did not have any effect on the amount that directors of VISX would receive for their options and phantom units in the merger. This plan provides that directors who meet the qualifying retirement provision in the plan will be able to exercise each of their options with an exercise price equal to or less than $26.93 within the lesser of (a) a period of five years from the date of their termination from the VISX board of directors or (b) the original ten-year term of the option. Qualifying retirement means a non-employee director’s termination from the VISX board of directors, including pursuant to the director’s death or disability, if such termination follows (x) five full terms of board membership and attainment of age 62 or greater, or (y) ten full terms of board membership.

Non-employee members of the VISX board of directors are eligible to participate in the stock deferral portion of the 1995 Director Option and Stock Deferral Plan, which allows non-employee directors to defer all or a portion of their annual cash retainer in exchange for phantom units of VISX common stock. Amounts deferred by a non-employee director are held in an unfunded account that is hypothetically invested in VISX common stock with cash equal to the value of VISX common stock representing one phantom unit. Deferrals are paid by VISX (or its successor) in shares of VISX common stock upon a non-employee director’s termination or retirement in accordance with the elections specified in a non-employee director’s deferral election. Distribution alternatives include: a single lump sum payment; 10 quarterly installments; 20 quarterly installments; 30 quarterly installments or 40 quarterly installments; provided, that, in the event a non-employee director has less than $25,000 credited to his or her deferral account as of the date of retirement or termination, 100% of his or her deferral account will be distributed in a single lump-sum distribution; provided, further, VISX can terminate the deferral arrangement at any time and all benefits will be paid pursuant to the applicable non-employee director’s election. After the completion of the merger, each non-employee director’s deferral account will represent an unfunded account that is hypothetically invested in AMO common stock pursuant to the adjustment mechanism set forth in the merger agreement. For more information, see “The Merger Agreement—Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP” beginning on page 112.

The following table identifies, for each non-employee director, as of November 4, 2004, the aggregate number of shares subject to his or her outstanding vested and unvested VISX stock options, the aggregate number of shares subject to his or her outstanding unvested VISX stock options that will become fully vested and exercisable upon completion of the merger, the weighted average exercise price of his or her collective vested and unvested VISX stock options, the aggregate shares subject to his or her outstanding phantom units of VISX common stock and the aggregate shares subject to his or her unvested phantom units of VISX common stock that will become fully vested prior to completion of the merger and the value of all options.

Name	Aggregate Shares Subject to Outstanding Options*	Aggregate Shares Subject to Unvested Options	Weighted Average Exercise Price of All Options	Value of All Options**	Phantom Units	Unvested Phantom Units
Laureen De Buono	50,000	27,188	$12.25	$713,600.00	1,537	328
Glendon E. French	54,000	3,000	$23.51	$423,777.50	880	—
John W. Galiardo	104,612	3,986	$16.89	$1,269,116.36	—	—
Jay T. Holmes	123,000	3,000	$26.35	$1,067,815.00	3,074	656
Gary S. Petersmeyer	39,043	13,125	$16.67	$384,481.47	1,537	328
Richard B. Sayford	60,000	3,000	$21.73	$548,585.00	880	—

*	Each aggregate share amount includes an option grant exercisable for 10,000 shares (11,972 solely in the case of Mr. Galiardo). These grants were made on May 13, 2004 in connection with the planned annual increase for members of the VISX board of directors.
**	Illustrates the economic value of all options held by each non-employee director assuming the acceleration of all such options in the merger and the exercise of all options with exercise prices below $26.52, or in-the-money options, immediately upon completion of the merger. Calculated for each non-employee director by multiplying the shares subject to in-the-money options by the difference between the value of the merger consideration as of November 9, 2004 ($26.52) and the exercise price of such in-the-money options.

Legal Proceedings Regarding the Merger

On or about November 12, 2004, two putative class action lawsuits were filed in the Superior Court of the State of California, County of Santa Clara, against VISX and the VISX board of directors. The cases were captioned William Kinchy vs. VISX, Incorporated, et al., Case No. 104CV030447 and Douglas Shearer vs. VISX, Incorporated, et al., Case No. 104CV030452. On January 27, 2005, the court ordered the two cases consolidated under the Kinchy case. On January 28, 2005, William Kinchy filed an amended complaint that alleges, among other things, the VISX board of directors and certain executive officers breached their fiduciary duties of loyalty and due care by approving the merger agreement and the merger contemplated by the merger agreement without undertaking sufficient efforts to obtain the best offer possible for stockholders. The complaint further alleges that the consideration to be paid in the merger is unfair and inadequate, and that the defendants breached their fiduciary duties of care, loyalty and candor to VISX’s public stockholders in connection with the merger. The complaint seeks an injunction prohibiting VISX from consummating the merger and rights of rescission against the merger and any of the terms of the merger agreement, as well as attorneys’ fees and costs. While it is not feasible to predict or determine with certainty the final outcome of these lawsuit, we believe the lawsuit is without merit, and is not likely to give rise to any liability that would materially affect VISX’s financial condition or results of operations. VISX intends to contest the lawsuit vigorously.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The Merger

The merger agreement provides for the merger of Vault Merger Corporation, a newly formed, wholly owned subsidiary of AMO, with VISX. VISX will survive the merger as a wholly owned subsidiary of AMO.

Closing and Effective Time of the Merger

We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “Conditions to Obligations to Complete the Merger” beginning on page 124, are satisfied or waived, including approval by the AMO stockholders of the issuance of shares of AMO common stock in the merger and approval and adoption of the merger agreement and approval of the merger contemplated by the merger agreement by the VISX stockholders. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

We are working to complete the merger as quickly as possible. Because completion of the merger is subject to certain conditions that are beyond our control, we cannot predict the exact timing, although absent any unanticipated delay, we expect to close the merger during the first quarter of 2005 and in any event, within two business days of obtaining the required AMO and VISX stockholder approvals.

Treatment of Securities

Upon completion of the merger, each share of VISX common stock (including, with respect to each share of VISX common stock, the associated rights described in the section entitled “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 144) outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 0.552 of a share of AMO common stock and $3.50 in cash, without interest, subject to the ability of AMO and VISX to obtain an opinion of legal counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. For more information, see “Alternative Merger Consideration” beginning on page 114. Upon completion of the merger, AMO also will assume outstanding options to purchase VISX common stock with an exercise price equal to or less than $26.93 per share and phantom stock units under the 1995 Director Option and Stock Deferral Plan. For more information see “Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP” beginning on page 112.

The exchange ratio in the merger (i.e., 0.552 of a share of AMO common stock for each share of VISX common stock) will be adjusted to reflect the effect of any stock split, reverse stock split, reclassification, stock dividend (including any dividend or distribution of securities convertible into AMO common stock or VISX common stock), reorganization, recapitalization, consolidation, exchange or other like change with respect to AMO common stock or VISX common stock occurring or having a record date after the date of the merger agreement and prior to the effective time of the merger.

Each share of VISX common stock, together with each associated right, held by VISX or owned by AMO or any of their direct or indirect wholly owned subsidiaries immediately prior to the merger will be automatically canceled and retired and cease to exist, and none of VISX, AMO or any of their direct or indirect subsidiaries will receive any securities of AMO or other consideration in exchange for those shares.

Based on the exchange ratio and the number of shares of VISX common stock outstanding as of the record date, a total of approximately 27.6 million shares of AMO common stock will be issued and a total of approximately $185 million of cash merger consideration will be distributed in connection with the merger to holders of VISX common stock. In addition, a total of approximately 1.6 million shares of AMO common stock will be reserved for issuance upon the exercise of options to purchase VISX common stock assumed by AMO and phantom units in connection with the merger. As more fully described below under “Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP,” however, the exact number of shares of AMO common stock to be reserved for issuance upon exercise of the assumed options will not be known until the completion of the merger.

After the merger, AMO stockholders will continue to own their existing shares of AMO common stock. Accordingly, AMO stockholders will hold the same number of shares of AMO common stock that they held immediately prior to the merger. However, because AMO will be issuing new shares of AMO common stock to VISX stockholders in the merger, each outstanding share of AMO common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of AMO common stock outstanding after the merger. Based on the number of shares of AMO and VISX common stock outstanding on the AMO and VISX record dates, we expect that AMO stockholders before the merger will hold approximately 58.5% of the fully diluted shares of AMO common stock immediately after the merger.

Fractional Shares

AMO will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of VISX common stock who would otherwise be entitled to receive a fraction of a share of AMO common stock will receive cash, without interest, in an amount equal to the fraction multiplied by the last reported sales price of AMO common stock (determined after aggregating all of the VISX common stock held by each such holder and multiplying such shares by the stock exchange ratio) at the end of regular trading hours on the closing date of the merger, as reported on the NYSE.

Treatment of VISX Stock Options, Deferred Phantom Stock and ESPP

When the merger is completed, AMO will assume outstanding options to purchase shares of VISX common stock with an exercise price equal to or less than $26.93 per share and convert them into options to purchase shares of AMO common stock. AMO will convert each assumed VISX option into an option to purchase that number of shares of AMO common stock equal to the number of shares of VISX common stock subject to the VISX option immediately prior to the merger, multiplied by the sum of (x) 0.552 and (y) the number obtained from dividing (i) $3.50 by (ii) the last reported sales price of AMO common stock at the end of regular trading hours on the NYSE on the date of the merger, rounded down to the nearest whole share. The exercise price per share for each assumed VISX option will be equal to (x) the exercise price per share of the VISX option multiplied by the total number of shares of VISX common stock that are issuable upon the exercise of each assumed option immediately prior to the merger, divided by (y) the total number of shares of AMO common stock issuable upon the exercise of each assumed option, rounded up to the nearest whole cent. Each assumed option will be subject to all other terms and conditions set forth in the applicable documents evidencing each VISX option immediately prior to the effective time of the merger. As of the record date, options for approximately 8,132,000 shares of VISX common stock were outstanding in the aggregate under various VISX stock option plans.

All VISX options with an exercise price in excess of $26.93 will not be assumed by AMO and will be cancelled immediately prior to the merger. AMO will give the holders of each cancelled option at least a 15-day (or 30-day, with respect to options granted under the VISX 1995 Director Option and Stock Deferral Plan) period prior to the completion of the merger in which the cancelled options will be deemed fully vested and exercisable. During this 15-day or 30-day period, holders of cancelled options may exercise their cancelled options. Any shares of VISX common stock issued upon exercise of these cancelled options during the foregoing 15-day or 30-day period will be treated as issued and outstanding shares of VISX common stock eligible to receive the merger consideration (i.e., 0.552 of a share of AMO common stock and $3.50 in cash per share of VISX common stock). At the time of the merger, all cancelled options that have not been exercised during the 15-day or 30-day period will be cancelled without any payment to the option holders.

AMO will also assume outstanding VISX phantom stock units under the 1995 Director Option and Stock Deferral Plan. Each assumed phantom stock unit will be converted into a deferred account under the 1995 Director Option and Stock Deferral Plan with respect to phantom stock units of AMO common stock equal to the number of phantom stock units held in a participant’s deferred account immediately prior to the merger, multiplied by the sum of (x) 0.552 and (y) the number obtained from dividing (i) $3.50 by (ii) the last reported sales price of AMO common stock at the end of regular trading hours on the NYSE on the date of the merger, rounded down to the nearest whole share. Each assumed phantom stock unit will be subject to all other terms and conditions set forth in the applicable documents evidencing each VISX phantom stock unit immediately prior to the effective time of the merger. As of the record date, VISX phantom stock units relating to an aggregate of approximately 7,900 shares of VISX were outstanding under the 1995 Director Option and Stock Deferral Plan. For more information, see “The Merger—Non-Employee Director Stock Option Acceleration and Phantom Units” beginning on page 109.

AMO has agreed to file, within five business days after completion of the merger, a registration statement on Form S-8 with the Securities and Exchange Commission covering shares of AMO common stock issuable in connection with the assumed options and phantom stock units. AMO will take such further actions as may be reasonably necessary to include under such registration statement shares of AMO common stock subject to assumed options and phantom stock units held by VISX non-employee directors eligible immediately prior to the completion of the merger pursuant to the VISX 1995 Director Option and Stock Deferred Plan. As a result, all shares of AMO common stock issuable upon the exercise of assumed options and phantom stock units will be freely transferable as long as the registration statement remains effective.

Prior to the effective time of the merger, the VISX employee stock purchase plan will be terminated and all outstanding purchase rights will be automatically exercised. At the effective time of the merger, all shares of VISX common stock issued pursuant to the exercise of these rights will be cancelled and converted into the right to receive shares of AMO common stock and cash merger consideration.

Exchange Fund; Exchange of Stock Certificates

Upon completion of the merger, AMO will establish an exchange fund with Mellon Investor Services, the exchange agent for the merger, to hold the stock and cash merger consideration to be paid to VISX stockholders (other than holders demanding appraisal of their shares of VISX common stock) in connection with the merger. The exchange fund will consist of stock certificates representing shares of AMO common stock, cash, including cash to be issued in lieu of fractional shares of AMO common stock, and, if required pursuant to the merger agreement, any dividends or other distributions on AMO common stock with a record date occurring after the completion of the merger.

Promptly following completion of the merger, Mellon Investor Services will mail to each record holder of VISX common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the cash merger consideration and a certificate representing the shares of AMO common stock issuable to each such holder pursuant to the merger. Only those holders of VISX common stock who properly surrender their VISX stock certificates in accordance with the exchange agent’s instructions will receive (1) a certificate representing the shares of AMO common stock issuable to each such holder pursuant to the merger, (2) the cash merger consideration, (3) cash in lieu of any fractional share of AMO common stock issuable to any such holders, and (4) dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement. The surrendered certificates representing VISX common stock will be canceled. After the effective time of the merger, each certificate representing shares of VISX common stock that has not been surrendered will represent only the right to receive the cash merger consideration, shares of AMO common stock issuable pursuant to the merger and cash in lieu of any fractional share of AMO common stock to which the holder of any such certificate is entitled. VISX stockholders who hold their shares in book entry will receive instructions for the exchange of their shares for the merger consideration included in the transmittal forms sent to them by the exchange agent. Following the completion of the merger, VISX will not register any transfers of VISX common stock on its stock transfer books.

Holders of VISX common stock should not send in their VISX stock certificates until they receive a letter of transmittal from Mellon Investor Services with instructions for the surrender of VISX stock certificates.

Distributions with Respect to Unexchanged Shares

Holders of VISX common stock are not entitled to receive any dividends or other distributions on AMO common stock until the merger is completed. After the merger is completed, holders of VISX common stock will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of AMO common stock which they are entitled to receive upon exchange of their VISX common stock. These holders will not be entitled to receive these dividends or distributions, however, until they surrender their VISX common stock to the exchange agent in accordance with the exchange agent instructions.

Termination of Exchange Fund; No Liability

At any time following the first anniversary of the completion of the merger, AMO will be entitled to the return of all cash and shares of AMO common stock held in the exchange fund. Thereafter, VISX stockholders may look only to AMO for any merger consideration and any cash payment relating to any dividends or distributions to which they may be entitled upon surrender of their certificates representing shares of VISX common stock.

Neither AMO, Vault Merger Corporation nor VISX will be liable to any holder of VISX common stock or AMO common stock, as the case may be, for any shares (or any related dividends or distributions) delivered to a public official under any applicable abandoned property, escheat or similar law following the passage of time specified therein.

Lost, Stolen and Destroyed Certificates

AMO will issue only (1) AMO common stock, (2) the cash merger consideration, (3) cash in lieu of a fractional share and (4) any dividends or distributions that may be applicable in a name other than the name in which a surrendered VISX stock certificate is registered if the person requesting the exchange presents to the exchange agent all documents required to show and effect the unrecorded transfer of ownership and to show that the requesting person paid any applicable stock transfer taxes. If a VISX stock certificate is lost, stolen or destroyed, the holder of the certificate may need to deliver an affidavit and an indemnity bond prior to receiving any merger consideration.

Alternative Merger Consideration

AMO and VISX intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. AMO and VISX each will use their respective reasonable best efforts in order for AMO to obtain from Skadden, Arps, Slate, Meagher & Flom LLP, and for VISX to obtain from Wilson Sonsini Goodrich & Rosati, Professional Corporation, an opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In order for counsel to render such opinions, the value of the stock merger consideration must equal 80% or more of the value of the aggregate consideration paid to VISX stockholders in the merger. Because the number of shares of AMO common stock to be issued in the merger is determined pursuant to a fixed exchange ratio (i.e., 0.552 shares of AMO common stock for each share of issued and outstanding VISX common stock), the aggregate value of the

AMO common stock to be issued to VISX stockholders cannot be determined until the completion of the merger. If, at the anticipated time of closing, the trading price of AMO common stock has declined such that, based upon the negotiated exchange ratio the value of the stock merger consideration equals less than 80% of the value of the aggregate merger consideration, the merger will no longer qualify as a “reorganization,” and counsel for AMO and VISX will not be able to render their opinions. Therefore, if the trading price of AMO common stock so declines, then under the agreement, the cash merger consideration shall be decreased to the minimum extent necessary and the stock merger consideration shall be increased to the minimum extent necessary, to meet the test described above and enable counsel to render their opinions that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In the event of any such adjustment, the number of shares of AMO common stock and amount of cash received by a VISX stockholder may change, but the overall economic value of the merger consideration issuable and payable for each share of VISX common stock in the merger as of the closing date will still be calculated based on the trading price of AMO common stock at the closing and therefore will remain the same. In this situation AMO would be required to issue a greater number of shares of common stock to VISX stockholders, as a result of which VISX stockholders as a whole will hold a larger percentage of the fully diluted AMO common stock immediately after giving effect to the merger.

Based upon the number of shares of VISX common stock outstanding on November 8, 2004, as long as the trading price of AMO common stock on the closing date is at least approximately $25.37, then the merger consideration received in exchange for each share of VISX common stock will be 0.552 shares of AMO common stock and $3.50. If the trading price of AMO common stock falls below approximately $25.37 an adjustment to the mix of cash and stock merger consideration would be required. We currently estimate that if the trading price of AMO common stock falls below approximately $17.75, then the walk away right would be triggered. For a full description of the walk away right, see “The Merger Agreement—Termination; Break-Up Fees and Expenses” beginning on page 126.

Assuming, for illustrative purposes only, no VISX stockholders exercise their appraisal rights and assuming that no cash is to be paid in lieu of fractional shares, the following chart illustrates the approximate adjusted number of shares of AMO common stock and cash that would be exchanged for each share of VISX common stock at the lowest price of AMO common stock on the closing date prior to which an adjustment would be required and at various intervals below such price:

AMO Trading Price at Closing	Number (and Value) of Shares of AMO Common Stock to be Issued Per Share of VISX Common Stock		Amount of Cash to be Paid Per Share of VISX Common Stock		Aggregate Economic Value of AMO Common Stock and Cash Per Share
	Before Adjustment	After Adjustment	Before Adjustment	After Adjustment	Before Adjustment	After Adjustment
$25.37	0.552 ($14.00)	N/A	$3.50	N/A	$17.50	N/A
$25.00	0.552 ($13.80)	0.554 ($13.85)	$3.50	$3.45	$17.30	$17.30
$22.50	0.552 ($12.42)	0.567 ($12.75)	$3.50	$3.17	$15.92	$15.92
$20.00	0.552 ($11.04)	0.582 ($11.64)	$3.50	$2.90	$14.54	$14.54
$17.50	0.552 ($9.66)	0.602 ($10.53)	$3.50	$2.63	$13.16	$13.16

AMO and VISX will not know whether any such adjustment is necessary until immediately prior to the completion of the merger because any determination regarding the tax qualification of the merger as a “reorganization” cannot be made until the date upon which AMO and VISX intend to complete the merger. As a result, at the time of the AMO special meeting and the VISX special meeting, neither VISX stockholders nor AMO stockholders will know the exact number of shares of AMO common stock to be issued and cash to be paid in the merger for each share of VISX common stock, the percentage of AMO’s fully diluted common stock that VISX stockholders as a whole will hold after giving effect to the merger, or the total amount of cash that AMO will pay to VISX stockholders in the merger.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of AMO and Vault Merger Corporation on the one hand, and VISX on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, expire at the effective time of the merger and relate to the following subject matters:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	absence of any breach of each party’s certificate of incorporation and bylaws and the certificates of incorporation, bylaws and similar organizational documents of its subsidiaries;

•	capitalization;

•	corporate authorization, including board approval, to enter into and carry out the obligations contained in the merger agreement;

•	enforceability of the merger agreement;

•	the vote of stockholders required to complete the merger;

•	governmental and regulatory approvals required in connection with the merger;

•	absence of any conflict or violation of the corporate charter and bylaws and the charter, bylaws and similar organizational documents of subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

•	absence of any rights of first refusal or acquisition or pre-emptive rights with respect to capital stock or other assets or properties arising or resulting from entering into and carrying out the obligations contained in the merger agreement;

•	compliance with applicable laws, and possession and compliance with all permits required for the operation of business;

•	SEC filings and the financial statements contained in those filings;

•	controls and procedures for required disclosures of financial and non-financial information to the SEC;

•	absence of certain changes or events between the date of the last audited balance sheet and November 9, 2004;

•	absence of undisclosed liabilities;

•	litigation;

•	material contracts and the absence of breaches of material contracts;

•	employee benefit plans and labor relations;

•	real property matters;

•	taxes;

•	environmental matters;

•	intellectual property;

•	FDA compliance;

•	brokers used in connection with the merger;

•	applicability of Delaware and California anti-takeover statutes to the merger;

•	insurance;

•	stockholder rights plans; and

•	opinions of financial advisors.

The merger agreement also contains additional representations and warranties of AMO relating to the sufficiency of its funds to both complete the merger and maintain working capital and liquidity reasonably needed for its business following the merger and the absence of any conflict, breach or event of default under any outstanding debt as a result of entering into and carrying out the obligations contained in the merger agreement.

Conduct of Business before Completion of the Merger

Under the merger agreement, each of AMO and VISX has agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will carry on its business in the ordinary course consistent with past practices and in material compliance with applicable law, and will use commercially reasonable efforts to:

•	preserve intact its present business organization;

•	keep available the services of its current officers, employees and consultants; and

•	preserve its relationships with customers, suppliers, distributors and others with which it has significant business relations.

Under the merger agreement, each of AMO and VISX has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will not (and will not permit its subsidiaries to):

•	modify or amend its charter and bylaws or the charter, bylaws or similar organizational documents of its subsidiaries;

•	issue, sell, transfer, authorize or encumber its capital stock, or securities convertible into its capital stock, other than issuances of common stock upon the exercise of employee stock options or other stock based awards existing prior to the date of the merger agreement or permitted under the merger agreement;

•	sell, lease, license, mortgage or otherwise encumber or dispose of its assets other than (1) sales by AMO of assets with a value that does not exceed $20 million in the aggregate, (2) sales by VISX of assets with a value that does not exceed $1 million in the aggregate and (3) sales, leases or licenses of material proprietary products in the ordinary course of business consistent with past practice;

•	declare or pay dividends or make any other distributions;

•	effect any stock splits, recapitalizations and similar transactions;

•	purchase, redeem or acquire its capital stock or the capital stock of its subsidiaries, other than repurchases of unvested shares held by individuals terminating employment or service with it or its subsidiaries;

•	acquire other entities or equity interests in other entities, other than acquisitions by AMO with a value that does not exceed $200 million in the aggregate and that would not have a material adverse impact on AMO’s credit rating, would not require approval of AMO’s stockholders and would not delay completion of the merger;

•

incur any indebtedness for borrowed money, guarantee any obligations, or make any loans, advances, capital contributions or investments other than in the ordinary course of business consistent with past practice, and, other than for AMO (1) to finance the merger and (2) other additional indebtedness that does not exceed $200 million in the aggregate and that would not have a material adverse impact on AMO’s credit rating;

•	adopt or implement any new stockholder rights plan;

•	change accounting policies and procedures except as required by United States generally accepted accounting principles or other applicable law;

•	make any tax election inconsistent with past practice and take (or fail to take) certain other actions with regard to tax liabilities and obligations;

•	adopt any plan of complete or partial liquidation, dissolution, recapitalization or reorganization, other than with respect to the merger or as provided in the merger agreement;

•	enter into any oral or written agreement with respect to any of the foregoing matters; or

•	take any action that would make any of its representations and warranties contained in the merger agreement inaccurate such that the closing conditions of the other party would not be satisfied or that would prevent it from performing (or cause it not to perform) its obligations contained in the merger agreement.

In addition, under the terms of the merger agreement, VISX has agreed not to:

•	amend any of its existing material agreements or entering into any agreement which it or its subsidiaries is a bound and which either:

•	has a term of more than one year from the date of the merger agreement hereof and (1) cannot be unilaterally terminated by it without material penalty upon thirty (30) days prior notice, and (2) involves the payment or receipt of money in excess of $500,000 per year,

•	involves the payment or receipt of money in excess of $1 million per year, or

•	contains covenants limiting the freedom of it or any of its subsidiaries to sell any products or services of or to any other person, engage in any line of business or compete with any person or operate at any location;

•	terminate cancel or waive any right under any of its existing material agreements other than in the ordinary course of business and consistent with past practice;

•	authorize any capital expenditures or purchase of fixed assets exceeding $500,000 individually or $1.5 million in the aggregate;

•	modify or amend standard product warranty terms or any other existing warranty obligations in a materially adverse manner, other than extensions or warranties in the ordinary course of business;

•	except as required by law or certain existing contracts:

•	increase the compensation of, or making any severance or termination benefits to, any director, officer or employee,

•	pay any discretionary bonuses to any of its officers,

•	grant any stock options or any other equity awards,

•	hire or promote any officer or director-level employee or appoint any director to its board or the board of any of its subsidiaries,

•	make any loan, advance, capital contribution or modification to its employee benefits plans,

•	establish or enter into any collective bargaining agreements or new employee benefits plan, or

•	materially change any assumption or contribution method with respect to pension or retirement plans;

•	pay or satisfy any claims, liabilities or obligations other than payment or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected in its financial statements or incurred in the ordinary course of business consistent with past practice;

•	fail to pay accounts payable and other obligations in the ordinary course of business;

•	accelerate the collection, or modify the payment terms, of receivables other than in the ordinary course of business consistent with past practice;

•	sell, securitize or transfer any accounts receivable;

•	except in compliance with applicable law, implement any plant closings or layoffs; and

•	terminate or lay off employees in such numbers as would give rise to liability for severance, termination pay or other payments due upon termination of employment, reduction of hours, or temporary or permanent layoffs.

AMO and VISX Prohibited from Soliciting Other Offers

Under the terms of the merger agreement, subject to certain exceptions described below, each of AMO and VISX agreed that it will not, directly or indirectly:

•	solicit, initiate, facilitate, encourage, furnish information or take any other action (other than to disclose the existence of its non-solicitation obligation under the merger agreement) that is designed to, or is reasonably likely to lead to, any acquisition proposal by a third party of the type described below;

•	participate in any discussions or negotiations with any third party regarding any acquisition proposal of the type described below; or

•	enter into any letter of intent or similar document or any contract agreement or commitment constituting or otherwise relating to any acquisition proposal of the type described below or any transaction contemplated by the acquisition proposal.

In addition, each of AMO and VISX agreed that it will not authorize or permit any of its subsidiaries, directors, officers, employees, agents or representatives (including any retained investment banker, attorney or accountant), to do any of the foregoing.

For purposes of the restrictions described above, an acquisition proposal is any inquiry, proposal or offer, filing of any regulatory application or disclosure of any intention relating to any of the following:

•	the direct or indirect acquisition of a business that constitutes a substantial portion of the net revenues, net income or assets of the party or its significant subsidiaries;

•	the direct or indirect acquisition by any person or group of equity securities representing 25% or more of the party or any of its significant subsidiaries;

•	a tender offer or exchange offer that would result in any person owning 25% or more of the party’s voting power; or

•	any merger, consolidation, business combination or similar transaction involving a party or any of its subsidiaries, other than transactions specifically permitted under the merger agreement.

Under the merger agreement, each of AMO and VISX also agreed, and agreed to cause their subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any retained investment banker, attorney or accountant), to:

•	cease all existing activities or negotiations with respect to any acquisition proposal; and

•	not release any third party from, or waive any provisions of, any existing confidentiality or standstill agreement with respect to any acquisition proposal.

Each of AMO and VISX is obligated to notify the other orally and in writing within 24 hours from its receipt of any acquisition proposal of the type described above or any request for nonpublic information from a party who has made, or indicated an intention to enter into discussions relating to, an acquisition proposal of the type described above. The notice must include the material terms and conditions of the acquisition proposal or information request, the identity of the person or group making the acquisition proposal or information request, and all related written materials provided in connection with the proposal or request. If either AMO or VISX enters into discussions or provides nonpublic information relating to an acquisition proposal, such party shall notify the other within 24 hours from the discussion or production of information and shall keep the other party reasonably informed of the status and terms of the proposals, requests or discussions on a current basis, including by providing a copy of all related material documentation and correspondence.

Notwithstanding the prohibitions described above, if either AMO or VISX receives an unsolicited bona fide written acquisition proposal before the date of its stockholder meeting to approve the transactions contemplated by the merger agreement, under the terms of the merger agreement, the party receiving the acquisition proposal is permitted to engage in discussions and negotiations with, and provide nonpublic information to, the party making the acquisition proposal as long as:

•	the receiving party’s board of directors determines in good faith, after consulting with outside legal counsel, that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable law; and

•	the receiving party has entered into a confidentiality agreement with the person making the acquisition proposal at least as restrictive as the confidentiality agreement between AMO and VISX.

Obligations of each of the AMO and VISX Boards of Directors with Respect to its Recommendation and Holding a Meeting of its Stockholders

Under the terms of the merger agreement, the AMO and VISX boards of directors each agreed to call, hold and convene a meeting of its stockholders promptly after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC. The AMO board of directors agreed to recommend the approval of the issuance of shares of AMO common stock in the merger to its stockholders and to use reasonable best efforts to obtain the required stockholder approval. The VISX board of directors agreed to recommend the approval and adoption of the merger agreement and approval of the merger to its stockholders and to use reasonable best efforts to obtain the required stockholder adoption and approvals.

Each of the VISX and AMO boards of directors also agreed not to withdraw or modify, or publicly propose to withdraw or modify, its recommendations relating to the merger and the merger agreement, and not to adopt, approve or recommend to its stockholders that they accept any other acquisition proposal of the type described above or any superior proposal. For purposes of this restriction, a superior proposal is an acquisition proposal of the type described above on terms that the recipient board of directors has determined in good faith to be more favorable to such party’s stockholders than the merger (or a counterproposal from the other party to the merger), after consulting with its independent financial advisor of nationally recognized reputation and after taking into account all the terms of conditions of the proposal and the merger agreement, including:

•	any counterproposal by the other party to the merger agreement,

•	the likelihood that the transactions contemplated by the other proposal will be completed in a timely manner, and

•	the extent to which any financing required in the acquisition proposal is committed or capable of being obtained.

Notwithstanding the obligations described above, in response to an acquisition proposal of the type described above deemed by the AMO or VISX board of directors to be a superior proposal, the board of directors of AMO or VISX, as the case may be, may change its recommendation, announce an intention to change its recommendation or recommend its stockholders accept or approve a superior proposal of the type described above if the following conditions are met:

•	a superior proposal of the type described above has been made and has not been withdrawn;

•	the stockholders’ meeting of that party has not occurred;

•	the party’s board of directors has determined in good faith, after consulting with outside legal counsel, that in light of the superior proposal, the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable law; and

•	the party has provided the other party with five business days’ prior written notice of its intention to take such action, specifying in the notice the material terms and conditions of the superior proposal, as well as the identity of the third party making the proposal.

Regardless of whether either the AMO or VISX board of directors has received an acquisition proposal or a superior proposal of the type described above, or has withheld, withdrawn, amended or modified its recommendation to its stockholders relating to the merger, or has approved or recommended that its stockholders accept a superior proposal of the type described above, each of AMO and VISX is obligated to call, give notice of, convene and hold a special meeting of its stockholders to consider and vote upon its respective proposal relating to the merger and the fact that any of the foregoing has occurred will not give AMO or VISX a right to terminate the merger agreement or affect any other obligation of the parties under the merger agreement. Neither AMO nor VISX is permitted under the merger agreement to submit any acquisition proposal, including a superior proposal, to a vote of its respective stockholders at or prior to its stockholders’ meeting relating to the merger.

Regulatory Matters

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act, and by foreign governmental authorities as more fully described in the section “The Merger—Regulatory Matters” beginning on page 101.

Under the terms of the merger agreement, AMO is not required to sell, dispose of or hold separately any assets or businesses or interests in any assets or businesses of AMO, VISX or their respective affiliates, or make any other change in any portion of the businesses of VISX or AMO or incur any limitation on the conduct of the business of VISX or AMO in order to obtain any clearances, consents or approvals in connection with the merger. In addition, neither AMO nor any of its affiliates is required to, if any governmental body that has the authority to enforce any antitrust law seeks, or authorizes its staff to seek, a preliminary injunction or restraining order to enjoin completion of the merger, take or agree to take any action which AMO reasonably believes would be prohibited or restricted under the preliminary injunction or restraining order.

AMO and VISX Rights Agreements

Under the terms of the merger agreement, until the earlier of the time the merger is completed or the merger agreement is terminated in accordance with its terms, neither AMO nor VISX may, directly or indirectly, take any action that would result in any of the following under the parties’ respective stockholder rights agreements:

•	in the case of AMO, VISX being deemed an “acquiring person” and in the case of VISX, AMO or Vault Merger Corporation being deemed an “acquiring person”;

•	the issuance of or creation of an obligation to issue any “rights”;

•	in the case of AMO, causing any provisions under the agreement to be triggered, including giving rise to a “distribution date” or a “shares acquisition date,” and in the case of VISX, causing any provisions under the agreement to be triggered, including giving rise to a “distribution date” or a “stock acquisition date; or

•	amendment, modification or termination of the stockholder rights agreements, other than (1) to render the agreements inapplicable to the merger and the transactions contemplated by the merger agreement, (2) as required by a court of law, or (3) if its board of directors has determined, after consulting with outside legal counsel, that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable law.

Public Announcements

Neither AMO nor VISX will issue any press release or make any public statement with respect to the merger agreement or the merger without the prior written consent of the other party, which consent shall not be unreasonably withheld. However, AMO and VISX may, without the prior consent of the other, issue a press release or make a public statement relating to the merger agreement or the merger if, after consulting with outside counsel, it determines that the press release or public statement is required by applicable law or the rules and regulations of the NYSE, and it has used its reasonable best efforts to consult with the other party. Also, AMO and VISX may, without the prior written consent of the other, issue a press release or make a public statement relating to a change in recommendation by the AMO board of directors or VISX board of directors, as the case may be, that is permitted under the merger agreement.

Indemnification and Insurance

Under the terms of the merger agreement, AMO agreed to honor all obligations of VISX contained in any indemnification agreement in effect prior to completion of the merger between VISX or its subsidiaries and any of its current or former directors or officers for a period of six years after completion of the merger. Also, for six years following completion of the merger, AMO and its subsidiaries will cause the certificate of incorporation and bylaws of the surviving corporation in the merger to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation or bylaws or similar organizational documents of VISX and its subsidiaries in effect prior to completion of the merger, and AMO and its subsidiaries will not amend, repeal or otherwise modify the documents in any respect, except as required by law.

For six years from completion of the merger, AMO also agreed to maintain the existing policy of VISX’s directors’ and officers’ and fiduciary liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of VISX who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement. However, AMO will not be required to expend in any one year an amount in excess of 200% of the annual premium paid by VISX at the time the merger agreement was signed. In the event the premium exceeds 200% of the annual premium at the time the merger agreement was signed, AMO will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 200% of the annual premium paid by VISX at the time the merger agreement was signed. Alternatively, VISX may, prior to completion of the merger, purchase a six year “tail” prepaid insurance policy on terms and conditions no less advantageous than the existing insurance policy at a cost not to exceed six times the maximum amount AMO is required to expend under the merger agreement to maintain this insurance for a one-year period, in which case AMO and the surviving corporation in the merger will maintain such “tail” policy in full force and effect and continue to honor such obligations for so long as such “tail” policy is in full force and effect.

AMO Board of Directors after the Merger

AMO has agreed to increase the size of the AMO board of directors by one member, effective upon completion of the merger, and to appoint one member from the existing VISX board of directors reasonably agreed to by AMO and VISX, to fill this spot and serve as a Class II AMO director for a two-year term.

Reasonable Best Efforts to Complete the Merger

Under the terms of the merger agreement, each of AMO and VISX has agreed to cooperate fully with the other and use its reasonable best efforts to take all actions, and to do all things necessary, proper or advisable to complete the merger in the most expeditious manner possible, including:

•	obtaining any clearance, consent or approval of any governmental entity required to be obtained by AMO or VISX in connection with the merger, and making any and all registrations and filings necessary or advisable to obtain the approval or waiver from any governmental entity, including all filings required by the HSR Act and any other applicable United States or foreign antitrust laws; provided, however, that AMO is not required to sell dispose of or hold separately any assets or businesses or interests in any assets or businesses of AMO, VISX or their respective affiliates, or make any other change in any portion of the businesses of VISX or AMO or incur any limitation on the conduct of the business of VISX or AMO in order to obtain any clearances, consents or approvals in connection with the merger;

•	obtaining all necessary consents, waivers and approvals under any of AMO’s material contracts and VISX’s material contracts and real property leases in connection with the merger;

•	authorizing for listing on the NYSE, subject to official notice of issuance, the shares of AMO common stock to be issued in connection with the merger;

•	reserving for issuance the shares of AMO common stock issuable upon the exercise of all VISX assumed options;

•	defending any lawsuit or proceeding seeking to challenge the merger agreement or the merger contemplated by the merger agreement, including seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability AMO or VISX to complete the merger; and

•	executing any certificates, instruments or other documents necessary to complete the merger.

Each of AMO and VISX also agreed to keep the other reasonably informed of the status of their respective efforts to complete the merger, including by:

•	promptly notifying the other of any written communications or material oral communications from any governmental entity with respect to the merger;

•	permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with proposed communications with any such governmental entity;

•	not participating in any meeting with any such governmental entity unless it consults with the other in advance and to the extent permitted by such governmental entity gives the other the opportunity to attend and participate at such meeting;

•	furnishing the other with copies of all correspondence, filings and communications between it and any governmental entity with respect to the merger; and

•	furnishing the other with such necessary information and reasonable assistance as each of them may reasonably request in connection with its preparation of necessary filings or submissions of information to any such governmental entity.

VISX agreed to use its reasonable best efforts to cooperate with AMO in AMO’s effort to obtain financing of the merger contemplated by the merger agreement, including by:

•	providing direct contact between prospective lenders and the officers and directors of VISX and its subsidiaries;

•	providing assistance in preparing confidential information memoranda and other materials used in connection with obtaining such financing;

•	cooperating with respect to matters relating to pledges of collateral to take effect at the effective time of the merger in connection with such financing; and

•	providing the financial and other information necessary for the satisfaction of the obligations and conditions set forth in the commitment letter relating to such financing.

AMO agreed to use its reasonable best efforts to obtain all financing required for the merger contemplated by the merger agreement, such that after the transactions, AMO and its subsidiaries have an amount of working capital and other liquidity reasonable for the business, taken as a whole and after giving effect to the merger. Such efforts include obtaining additional financing if required and obtaining all consents and amendments to agreements related to any material amount of indebtedness for borrowed money required to ensure that completion of the merger does not result in a conflict, breach or event of default under such agreements, or repaying any such indebtedness and terminating the related agreement if such consent or amendment is not obtained.

Conditions to Obligations to Complete the Merger

The respective obligations of AMO and Vault Merger Corporation, on the one hand, and VISX, on the other, to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions:

•	the SEC shall have declared AMO’s registration statement effective, no stop order suspending its effectiveness shall have been issued and no proceedings for suspension of the registration statement’s effectiveness, or a similar proceeding in respect of this joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•	the issuance of shares of AMO common stock to holders of VISX common stock in the merger shall have been approved by the vote of holders of the requisite number of shares of AMO common stock under the rules of the NYSE, as more fully described under the section entitled “The AMO Special Meeting—Quorum and Vote Required” beginning on page 63;

•	the merger agreement shall have been approved and adopted and the merger shall have been approved by the vote of holders of the requisite number of shares of VISX common stock under applicable law, as more fully described under “The VISX Special Meeting—Quorum and Vote Required” beginning on page 69;

•	all waiting periods under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement shall have expired or terminated early and all clearances, consents, approvals, orders and authorizations necessary for the completion of the merger under the United States or foreign antitrust laws shall have been received and become final and non-appealable;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger shall be in effect;

•	no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the merger by a governmental entity of competent jurisdiction and has the effect of making completion of the merger illegal;

•	the shares of AMO common stock to be issued in connection with the merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; and

•	each of AMO and VISX shall have received from its respective tax counsel an opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and such opinions shall not have been withdrawn, or to the extent counsel for VISX does not issue such tax opinion, counsel to AMO shall have delivered such tax opinion to VISX and to the extent counsel for AMO does not issue such tax opinion, counsel to VISX shall have delivered such tax opinion to AMO.

In addition, individually, the respective obligations of AMO and Vault Merger Corporation on the one hand, and VISX on the other, to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party shall have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) on the date the merger agreement was signed (i.e., November 9, 2004) and as of the date the merger is to be completed as if made at and as of that time, except:

•	for changes contemplated or permitted by the merger agreement,

•	to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct only as of that date, and

•	where any failures of such representations and warranties to be true and correct have, individually or in the aggregate, a material adverse effect, as defined below;

•	the other party shall have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger; and

•	no material adverse effect, as defined below, with respect to the other party shall have occurred since the date the merger agreement was signed (i.e., November 9, 2004) and be continuing.

Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either AMO or VISX means any change, effect or circumstance that (i) is materially adverse to the business, operation, properties or condition (financial or otherwise) of AMO and any of its subsidiaries or VISX and any of its subsidiaries, taken as a whole, or (ii) materially adversely affects the completion of the transactions contemplated by the merger agreement. However, under the terms of the merger agreement, none of the following, either alone or in combination, will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will or could be, a material adverse effect:

•	any change resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that the change does not have a substantially disproportionate impact on AMO and any of its subsidiaries or VISX and any of its subsidiaries, as the case may be, taken as a whole;

•	any changes resulting from or arising out of general market, economic or political conditions in the industries in which AMO or VISX and conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that the changes do not have a substantially disproportionate impact on AMO and any of its subsidiaries or VISX and any of its subsidiaries, as the case may be, taken as a whole;

•	any changes resulting from or arising out of actions taken pursuant to (and required by) the merger agreement or at the request of AMO or VISX, as the case may be, or the failure to take any actions due to restrictions set forth in the merger agreement;

•	any change in the price or trading volume of the AMO or VISX stock, in and of itself;

•	any failure of AMO or VISX to meet published revenue or earnings projections, in and of itself;

•	any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of the VISX or AMO stockholders, as the case may be, arising out of or related to the merger agreement, the merger or any other transactions contemplated by the merger agreement; and

•	any changes arising out of or resulting from any delay with respect to the receipt by the VISX or any of its subsidiaries of pending regulatory approvals relating to its proposed product offerings of no longer than three months after the date that VISX has informed AMO it expects to obtain such pending regulatory approvals (provided that at all times during such period, such approvals are still pending and can be reasonably expected to be obtained within such period).

Termination; Break-Up Fees and Expenses

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the approval and adoption of the merger agreement and approval of the merger by VISX stockholders or the approval of the issuance of shares of AMO common stock to VISX stockholders in connection with the merger by AMO stockholders:

•	by mutual written consent of AMO and VISX duly authorized by their respective boards of directors;

•	by AMO or VISX, if the merger is not completed by June 30, 2005, provided that neither AMO nor VISX may terminate the merger agreement on this basis if that party has breached its obligations under the merger agreement if such breach has been a principal cause of, or resulted in, the failure of the merger to occur on or before that date, or if the terminating party has not complied with its obligations relating to payment of fees and expenses described below;

•	by AMO or VISX, if a court of competent jurisdiction or governmental, regulatory or administrative agency has issued a nonappealable final order or taken any other action having the effect of permanently prohibiting the merger;

•	by AMO or VISX, if the merger agreement and the merger fails to receive the requisite affirmative vote for adoption and approval at the VISX stockholders’ meeting, provided that VISX may not terminate the merger agreement on this basis if VISX has breached, in any material respect, the provisions of the merger agreement relating to non-solicitation, board recommendations and filing this joint proxy statement/prospectus, or if the terminating party has not complied with its obligations relating to payment of fees and expenses described below;

•	by AMO or VISX, if the issuance of shares of AMO common stock to VISX stockholders in connection with the merger fails to receive the requisite affirmative vote at the AMO stockholders’ meeting, provided that AMO may not terminate the merger agreement on this basis if AMO has breached, in any material respect, the provisions of the merger agreement relating to non-solicitation, board recommendation and filing this joint proxy statement/prospectus, or if the terminating party has not complied with its obligations relating to payment of fees and expenses described below;

•	by AMO, if VISX has breached any of the provisions of the merger agreement relating to non-solicitation and board recommendations;

•	by VISX, if AMO has breached any of the provisions of the merger agreement relating to non-solicitation and board recommendations;

•

by AMO, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of VISX in the merger agreement that the condition to completion of the merger regarding VISX’s representations and warranties or covenants would not be met; however, if the breach or inaccuracy is curable by VISX through the exercise of reasonable efforts, then AMO may not terminate the merger agreement for 20 days after delivery of written notice from AMO to VISX of the breach, and if the breach is cured during those 20 days, or if AMO is otherwise in material breach of the merger agreement, AMO may not exercise this termination right;

•	by VISX, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of AMO in the merger agreement so that the condition to completion of the merger regarding AMO’s representations and warranties or covenants would not be met; however, if the breach or inaccuracy is curable by AMO through the exercise of reasonable efforts, then VISX may not terminate the merger agreement for 20 days after delivery of written notice from VISX to AMO of the breach, and if the breach is cured during those 20 days, or if VISX is otherwise in material breach of the merger agreement, VISX may not exercise this termination right; or

•	by AMO or VISX, if there is an increase in the stock portion of the merger consideration that would cause the total stock consideration to be issued to VISX stockholders, holders of assumed VISX options and holders of assumed VISX phantom stock units in connection with the merger to constitute more than 44.9% of the outstanding shares of AMO common stock following the merger, which we refer to as the walk away right.

We currently estimate that if the trading price of AMO common stock falls below approximately $17.75, then the walk away right would be triggered. If the walk away right is triggered, then, in fulfilling their fiduciary duties, the AMO and VISX boards will each need to consider a number of factors in determining whether to exercise its walk away right. In particular, the AMO and VISX boards would need to consider whether the prior stockholder approvals remained valid in light of any such decrease in the trading price of AMO common stock and the facts and circumstances at that time. Additionally, both boards would also likely consider the reasons for the decline in the trading price of AMO common stock, the prospects of the combined company and the other original reasons for entering into the merger, as well as the fact that certain AMO employee benefit plans contain change of control provisions that provide for the automatic acceleration and vesting of all outstanding stock options in the event that AMO completes a merger that results in current AMO stockholders no longer representing at least 55% of the combined voting power of AMO common stock immediately following the merger. Based upon its evaluation of these and any other relevant factors that may exist at the time, the AMO and VISX boards would determine whether re-solicitation of stockholder approval of the merger prior to completing the merger would be required under applicable law.

Break-Up Fees and Expenses

Under the terms of the merger agreement, AMO must pay a fee to VISX if either party terminates the merger agreement because (1) the merger has not been completed by June 30, 2005 or (2) the AMO stockholder approval required to complete the merger has not been obtained (subject to the conditions described above), and prior to such termination, an acquisition proposal with respect to AMO had been publicly announced (or had otherwise become publicly known) or a person had publicly announced an intention to make an acquisition proposal with respect to AMO, and such proposal or intention was not withdrawn or retracted prior to the AMO stockholders meeting or such termination. The fee is payable as follows:

•	If the AMO board of directors effected a withdrawal or modification, or publicly proposed to withdraw or modify, in a manner adverse to VISX, its recommendation with respect to the merger following receipt of an acquisition proposal with respect to AMO, AMO must pay VISX $8 million for expenses of VISX.

•	Additionally, if within one year following termination of the merger agreement, AMO enters into a definitive agreement with respect to any acquisition proposal, AMO must pay VISX a $45 million break-up fee, less the $8 million expense payment previously paid to VISX.

Under the terms of the merger agreement, VISX must pay a fee to AMO if either party terminates the merger agreement because (1) the merger has not been completed by June 30, 2005 or (2) the VISX stockholder approval required to complete the merger had not been obtained (subject to the conditions described above), and prior to such termination, an acquisition proposal with respect to VISX had been publicly announced (or had otherwise become publicly known) or a person had publicly announced an intention to make an acquisition proposal with respect to VISX, and such proposal or intention was not withdrawn or retracted prior to the VISX stockholders meeting or such termination. The fee is payable as follows:

•	If the VISX board of directors effected a withdrawal or modification, or publicly proposed to withdraw or modify, in a manner adverse to AMO, its recommendation with respect to the merger following receipt of an acquisition proposal, VISX must pay AMO $8 million for expenses of AMO.

•	Additionally, if within one year following termination of the merger agreement, VISX enters into a definitive agreement with respect to any acquisition proposal, VISX must pay AMO a $45 million break-up fee, less the $8 million expense payment previously paid to AMO.

Expenses Generally

Except as provided above, all fees and expenses incurred in connection with the merger will be paid by the party incurring the fees or expenses, whether or not the merger is completed, other than expenses incurred in connection with filing, printing and mailing this joint proxy statement/prospectus, the registration statement, and filings by AMO and VISX under the HSR Act or any similar filing requirement of any governmental entity applicable to the merger, which will be shared equally by AMO and VISX.

If the party entitled to payment of the break-up fee has to make a claim against the other party and such claim results in a judgment against the other party, the party required to pay the termination fee will also have to pay the other party’s reasonable costs and expenses in connection with the suit together with interest on the unpaid break-up fee.

FINANCING

Under the terms of the merger agreement, AMO agreed to use its reasonable best efforts to obtain all financing required in connection with the merger such that after the completion of the merger, AMO and its subsidiaries will have an amount of working capital and other liquidity reasonable for the business, taken as a whole (after giving effect to the merger). See “The Merger Agreement—Reasonable Best Efforts to Complete the Merger” beginning on page 123.

AMO has obtained commitments from Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. to obtain financing in connection with the merger. The commitments provide:

•	in connection with an amendment and restatement of AMO’s existing senior secured credit facilities, new commitments to the existing senior secured credit facilities for revolving credit loans and/or term loans in an aggregate amount of $200 million, which commitments are referred to as the acquisition tranche; or

•	a new senior secured credit facility in an aggregate amount of $500 million and would consist of a $400 million term loan facility and a $100 million revolving credit facility, which, together are referred to as the new credit facility.

AMO expects, based upon the combination of internally available cash and borrowings under the acquisition tranche or the new credit facility, to have sufficient cash on hand to pay the cash merger consideration.

Borrowings under the acquisition tranche or the new credit facility, as applicable, will be collateralized by substantially all the assets of AMO and its domestic subsidiaries. Each of the revolving credit facility and the term loan facility will mature in June 2009.

Interest Rate and Fees

The actual terms of the financing arrangements are subject to execution of definitive agreements and the other conditions described below, but AMO currently expects that the revolving credit facility will bear interest at a rate per annum equal to, at the option of AMO:

•	the higher of Bank of America’s prime rate and the rate equal to the federal funds effective rate plus 1/2 of 1%; or

•	a rate based on certain rates offered for United States dollar deposits in the Eurodollar interbank market, in each case plus a margin which fluctuates based upon the ratio of total indebtedness to EBITDA in effect from time to time.

Each lender under the revolving credit facility will be entitled to a commitment fee on the unused portion of any revolving commitments under the credit facility, payable quarterly.

AMO also currently expects that the term loan facility under the credit facility will bear interest at a rate per annum equal to, at the option of AMO:

•	the higher of Bank of America’s prime rate and the rate equal to the federal funds effective rate plus 1/2 of 1%; or

•	a rate based on certain rates offered for United States dollar deposits in the Eurodollar interbank market, in each case plus a margin to be determined.

Certain Representations, Warranties, Covenants and Conditions

The actual terms of the financing arrangements are subject to execution of definitive agreements and the other conditions described below, but AMO currently expects that the credit facility will contain representations and warranties customary for credit facilities of this nature, including:

•	no default or event of default;

•	accuracy of financial statements;

•	enforceability of the credit facility documentation;

•	no material adverse change since the date of the last financial statements for AMO and its subsidiaries;

•	absence of material litigation;

•	no violation of material agreements or instruments;

•	material compliance with laws;

•	effectiveness of required regulatory approvals;

•	use of proceeds; and

•	material accuracy of information.

AMO also anticipates the credit facility will contain certain covenants customary for credit facilities of this nature (in each case with exceptions to be agreed upon), including:

•	use of proceeds;

•	limitations on liens;

•	limitations on mergers, consolidations and sales of assets;

•	limitations on indebtedness;

•	limitations on investments and acquisitions;

•	limitations on capital expenditures; and

•	limitation on transactions with affiliates.

In addition, AMO expects the credit facility will contain the following financial covenants:

•	a total debt to EBITDA ratio;

•	a senior debt to EBITDA ratio;

•	a fixed charges to EBITDA ratio; and

•	an interest charges to EBITDA ratio, in each case at levels to be determined.

The commitments of Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. to make the loans under the credit facility are subject to, among other things:

•	the negotiation and execution of mutually acceptable loan documentation;

•	merger documents to be reasonably satisfactory and in full force and effect;

•	completion of the merger;

•	no new and adverse information inconsistent with past disclosure;

•	absence of material adverse change;

•	approvals and consents; and

•	delivery of certain financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based upon the historical condensed consolidated financial statements and notes thereto (as applicable) of AMO and VISX, which are incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the merger as if the merger had been completed on September 24, 2004 and combines AMO’s September 24, 2004 unaudited condensed consolidated balance sheet with VISX’s September 30, 2004 unaudited condensed consolidated balance sheet. The unaudited pro forma condensed combined statements of operations give pro forma effect to the merger as if it had been completed on January 1, 2003 and combines AMO’s unaudited pro forma condensed combined statement of operations, which gives effect to AMO’s acquisition of Pfizer’s ophthalmic surgical business, for the year ended December 31, 2003 with VISX’s audited consolidated statement of operations for the year ended December 31, 2003, and AMO’s unaudited pro forma condensed combined statement of operations, which gives effect to AMO’s acquisition of Pfizer’s ophthalmic surgical business, for the nine month period ended September 24, 2004 with VISX’s unaudited condensed consolidated statement of operations for the nine month period ended September 30, 2004.

VISX stockholders are expected to receive 0.552 of a share of AMO common stock and $3.50 in cash for each share of VISX common stock they own at the completion of the merger, but this mixture of AMO common stock and cash is subject to adjustment as more fully described below. Until the completion of the merger the trading price of AMO common stock could fluctuate. Because each VISX stockholder will receive a fixed number of shares of AMO common stock in the merger, the value of AMO common stock to be received could fluctuate as well. Therefore, each VISX stockholder will not know the precise overall economic value of the merger consideration he or she will receive until the closing date of the merger. As more fully described elsewhere in this Registration Statement, the merger is expected to qualify as a “reorganization” under the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. If neither counsel to AMO nor counsel to VISX is able to render an opinion at the completion of the merger that the merger qualifies as a “reorganization” (based on the mix of cash and stock consideration) within the meaning of Section 368(a) of the Internal Revenue Code, then the amount of the cash merger consideration will be reduced and the amount of the stock merger consideration will be increased, in each case to the minimum extent necessary to enable counsel to render this opinion at the completion of the merger. In the event of any such adjustment, the number of shares of AMO common stock and amount of cash received by a VISX stockholder may change, but the overall economic value of the merger consideration issuable and payable for each share of VISX common stock in the merger as of the closing date will still be calculated based on the trading price of AMO common stock at the closing and therefore will remain the same. In this situation, AMO would be required to issue a greater number of shares of common stock to VISX stockholders. AMO and VISX will not know, however, whether any such adjustment is necessary until immediately prior to the completion of the merger.

The pro forma adjustments are based upon available information and certain assumptions that AMO believes are reasonable under the circumstances. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of VISX that exist as of the date of the completion of the merger. The final valuation may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical condensed consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by AMO and VISX with the SEC. See “Additional Information—Where You Can Find More Information” beginning on page 160.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 24, 2004

	Historical AMO	Historical VISX(9)	Pro Forma Adjustments(1)		Pro Forma Combined
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$34,098	$10,113	$(174,732	)(2)	$52,229
			200,000	(7)
			(17,250	)(8)
Short-term investments	—	110,933	—		110,933
Trade receivables, net	180,919	28,986	—		209,905
Inventories	90,665	17,149	—		107,814
Other current assets	35,922	25,894	—		61,816

Total current assets	341,604	193,075	8,018		542,697
Property, plant and equipment, net	108,556	4,078	—		112,634
Other assets	36,146	13,168	2,700	(7)	52,014
Intangibles, net	134,157	—	454,700	(3)	588,857
Goodwill	360,798	—	477,388	(1)	838,186

Total assets	$981,261	$210,321	$942,806		$2,134,388

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$2,050	$—	$100,000	(7)	$102,050
Accounts payable	71,863	4,957	—		76,820
Accrued compensation	29,526	5,760	—		35,286
Other accrued expenses	64,314	32,823	(6,664	)(4)	90,473

Total current liabilities	167,753	43,540	93,336		304,629
Long-term debt, net of current portion	566,392	—	100,000	(7)	666,392
Other liabilities	53,535	—	181,880	(5)	235,415

Total liabilities	787,680	43,540	375,216		1,206,436

Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	366	650	(650	)(2)	642
			276	(2)
Additional paid-in-capital	300,173	199,584	(199,584	)(2)	1,476,968
			1,176,795	(2)
Retained earnings (accumulated deficit)	(114,522)	214,510	(214,510	)(2)	(557,222)
			(442,700	)(6)
Accumulated other comprehensive income	7,587	79	(79	)(2)	7,587
Less treasury stock, at cost	(23)	(248,042)	248,042	(2)	(23)

Total stockholders’ equity	193,581	166,781	567,590		927,952

Total liabilities and stockholders’ equity	$981,261	$210,321	$942,806		$2,134,388

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	Under the purchase method of accounting, the total estimated consideration as shown in the table below is allocated to VISX’s tangible and intangible assets and liabilities based on their estimated fair values as of the date of completion of the merger. The preliminary estimated consideration is allocated as follows:

Amount
(In thousands)
Calculation of consideration:
Estimated cash consideration to VISX stockholders (10)	$174,732
Estimated fair value of AMO shares issued to VISX stockholders (11)	1,127,220
Estimated fair value of vested VISX stock options (12)	49,851
Estimated direct transaction fees and expenses	14,550

Total consideration	1,366,353
Preliminary allocation of consideration:
Book value of VISX’s net assets	166,781
Adjustments to historical net book value:
Intangible assets (see note (3))	454,700
Deferred revenue (4)	6,664
Non-current deferred tax liability (see note (5))	(181,880)
In-process research and development (see note (6))	442,700

Adjustment to goodwill	$477,388

A final determination of fair values, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair values of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of VISX that exist as of the date of the completion of the merger. The final valuation may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data.

(2)	Represents the acquisition of 100% of the equity of VISX in exchange for 0.552 shares of AMO common stock and $3.50 in cash for each share of VISX common stock.

(3)	Of the total estimated purchase price, $367.3 million has been allocated to technology rights and customer relationships that are expected to be amortized over a weighted average life of 12.3 years and $87.4 million has been allocated to tradename with an indefinite life. This adjustment is preliminary and is based on AMO management’s estimates. The amount ultimately allocated to intangible assets may differ materially from this preliminary allocation. A $50.0 million increase or decrease in value allocated to technology rights and customer relationships would increase or decrease annual amortization by approximately $4.1 million.

Identification and allocation of value to the identified intangible assets was based on the provisions of Statement of Financial Accounting Standard No. 141, “Business Combinations,” (“FAS 141”). The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the “income” approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

The estimates of expected useful lives are based on guidance from FAS No. 141 and take into consideration the effects of competition, regulatory changes and possible obsolescence. The useful lives of technology rights are based on the number of years in which net cash flows have been projected. The useful lives of customer relationships was estimated based upon the length of the contracts currently in place, probability based estimates of contract renewals in the future and natural growth and diversification of other potential customers, which were considered insignificant. Management considers the VISX trade name to be the dominant name in excimer laser vision correction procedures. VISX’s estimated market share of 60 percent demonstrates its commercial success. Subsequent to the acquisition, management intends to maintain and continue to market existing and new products under the VISX trade name. As management intends to continue to use the VISX trade name indefinitely, an indefinite life was assigned.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

•	VISX historical operating margins

•	Number of procedures and devices VISX has developed and had approved by the FDA

•	VISX market share

•	Contractual and non-contractual relationships with large groups of surgeons and

•	Patents and exclusive licenses held.

A history of operating margins and profitability, a strong scientific, service and manufacturing employee base and a dominant presence in the excimer laser market were among the factors that contributed to a purchase price resulting in the recognition of goodwill.

(4)	Represents deferred revenue not considered an assumed liability.

(5)	The estimated impact on deferred tax liabilities of purchase accounting adjustments of $181.9 million. The estimate of deferred tax liabilities was determined based on the estimated excess book basis over the estimated tax basis of identifiable intangible assets acquired at an estimated statutory rate of 40%. This adjustment is preliminary and subject to change based upon management’s final valuation of the fair values of identifiable intangible assets acquired.

(6)	Represents the estimated charge for in-process research and development of $442.7 million. This adjustment is preliminary and is based on AMO management’s estimates. The amount ultimately allocated to in-process research and development may differ from this preliminary allocation. This amount has been excluded from the unaudited pro forma condensed combined statements of operations as such charge is non-recurring.

Ongoing research and development of new laser vision correction procedures (hyperopic presbyopia and custom high myopia procedures) accounts for more than 90% of this charge. The balance relates to new equipment technologies in development (for example—cyclotorsional tracking of the eye). Both new procedures are in FDA clinical trials, with the custom high myopia trial near completion and the hyperopic presbyopia trial in an early stage. New equipment technologies (such as cyclotorsional tracking of the eye) are in different stages of research and development.

The fair value of these IPR&D projects was estimated by performing a discounted cash flow analysis using the “income” approach. Net cash flows attributable to the projects were discounted to their present values at a rate commensurate with the perceived risk, which for these projects was between 18-20%. The following assumptions underlie these estimates.

•	A custom high myopia procedure is forecast to be approved for sale in the U.S. in 2005. A procedure to treat hyperopic presbyopia is forecast to be approved for sale in the U.S. in 2007. Additional research and development expenses for these procedures are expected to range from $5 million to $7 million. This range represents management’s best estimate as to the additional R&D expenses required to bring these products to market in the U.S.

•	Products based on new equipment technologies are forecast to first be available for sale in 2005 and 2006. Additional research and development expenses in the range of $12 million to $14 million represents management’s best estimate as to the additional R&D expenses to bring these products to market.

In addition, solely for the purposes of estimating the fair value of the IPR&D projects, the following assumptions were made:

•	Revenue that is reasonably likely to result from the approved and unapproved potential uses of identifiable intangible assets that includes the estimated number of units to be sold, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product cycles;

•	Remaining developmental R&D and sustaining engineering expenses once commercialized were also estimated by management according to internal planning estimates; and

•	The cost structure was assumed to be similar to that for existing products.

The major risks and uncertainties associated with the timely and successful completion of the projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

(7)	Represents additional borrowings expected to be incurred to fund the cash portion of the merger and related costs and to record the estimated deferred financing costs to be incurred.

(8)	Represents expected payment for deferred financing costs and direct transaction fees and expenses.

(9)	Historical VISX balance sheet information is as of September 30, 2004.

(10)	49,923,381 VISX shares outstanding at $3.50 per share.

(11)	AMO share equivalent of VISX shares outstanding assumes an exchange ratio of 0.552 based on the terms of the merger agreement. The fair value of the shares issued is based on a market value of $40.90 per share of AMO common stock, which is the average of the quoted market price of AMO common stock for the period beginning two trading days before and ending two trading days after the merger was announced.

(12)	Represents the intrinsic value of the converted VISX stock options which is calculated as the difference between $40.90, the average of the quoted market price of AMO stock for the period beginning two days before and ending two days after the merger was announced, and the exercise price of the converted VISX stock options.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(In thousands, except per share amounts)

	Pro Forma AMO(1)	Historical VISX	Pro Forma Adjustments		Pro Forma Combined
Net sales	$748,433	$143,905	$—		$892,338
Cost of sales	299,370	52,070			351,440

Gross profit	449,063	91,835			540,898
Selling, general and administrative	334,615	38,583	29,826	(2)	403,024
Research and development	40,201	18,647			58,848

Operating income	74,247	34,605	(29,826)		79,026
Non-operating expense (income)
Interest expense	36,359	—	9,840	(3)	46,199
Unrealized loss on derivative instruments	246	—			246
Other, net	17,802	(3,452)			14,350

Earnings before income taxes	19,840	38,057	(39,666)		18,231
Provision for income taxes	7,936	14,806	(15,450	)(4)	7,292

Net earnings	$11,904	$23,251	$(24,216)		$10,939

Net earnings per share:
Basic	$0.33	$0.47			$0.17
Diluted	$0.33	$0.46			$0.17
Weighted average number of shares outstanding:
Basic	35,822	49,471			63,380	(5)
Diluted	36,404	50,937			64,754	(6)

See accompanying notes to unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 24, 2004

(In thousands, except per share amounts)

	Pro Forma AMO(1)	Historical VISX(7)	Pro Forma Adjustments		Pro Forma Combined
Net sales	$592,291	$125,452	$—		$717,743
Cost of sales	221,392	30,856			252,248

Gross profit	370,899	94,596	—		465,495
Selling, general and administrative	265,204	29,500	22,370	(2)	317,074
Research and development	32,467	16,261			48,728

Operating income	73,228	48,835	(22,370)		99,693
Non-operating expense (income)
Interest expense	23,832	—	7,380	(3)	31,212
Unrealized gain on derivative instruments	(830)	—			(830)
Other, net	1,775	(1,393)			382

Earnings before income taxes	48,451	50,228	(29,750)		68,929
Provision for income taxes	16,958	17,636	(10,469	)(4)	24,125

Net earnings	$31,493	$32,592	$(19,281)		$44,804

Net earnings per share:
Basic	$0.81	$0.66			$0.68
Diluted	$0.77	$0.64			$0.65
Weighted average number of shares outstanding:
Basic	38,737	49,066			66,295	(5)
Diluted	40,979	50,739			69,329	(6)

See accompanying notes to unaudited pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)	Pro forma AMO results have been adjusted to give pro forma effect to the acquisition of Pfizer’s surgical ophthalmic business as if that transaction had occurred on January 1, 2003. See Unaudited Pro Forma Condensed Combined Statements of Operations and related notes beginning on page 136.

The total estimated cost of the acquisition was as follows (in thousands):

Cash consideration to Pfizer Inc.	$450,000
Direct costs	7,399
Cash acquired	(690)

Total purchase price	$456,709

The above purchase price has been preliminarily allocated based on an estimate of the fair values of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date in accordance with generally accepted accounting principles.

The purchase price has been allocated based on AMO management’s estimates as follows (in thousands):

Inventories	$52,411
Other current assets	350
Property, plant and equipment	39,066
Intangible assets	135,900
In-process research and development	28,100
Goodwill	258,812
Current liabilities	(14,601)
Non-current liabilities	(655)
Non-current deferred tax liability	(42,674)

Net assets acquired	$456,709

Of the $135.9 million of acquired intangible assets, $121.0 million was assigned to developed technology rights that have a weighted-average useful life of approximately 12.7 years and $14.9 million was assigned to a trademark with a useful life of approximately 13.5 years. Annual amortization of intangible assets is expected to be approximately $10.7 million. Approximately $11.6 million of the goodwill is expected to be deductible for tax purposes. A history of operating margins and profitability, a strong scientific employee base and a strong presence in the viscoelastic market were among the factors that contributed to a purchase price resulting in the recognition of goodwill.

(2)	Reflects amortization of intangibles related to AMO management’s preliminary estimate of the fair value of intangible assets acquired. These adjustments are preliminary and based on AMO management’s estimates. The amount ultimately allocated to intangible assets may differ materially from this preliminary allocation and will be based on AMO management’s final valuation of the acquired intangible assets.

(3)	Reflects interest expense of additional borrowings incurred to fund the cash portion of the merger and related costs. The pro forma interest expense arising from the additional borrowings has been computed based upon $200.0 million aggregate borrowings and an average interest rate of 4.625%. Also includes amortization of deferred financing costs ($0.6 million per annum).

(4)	Reflects the pro forma tax effect of the above adjustments at an estimated combined effective tax rate of 40% and 35% for the year ended December 31, 2003 and for the nine months ended September 24, 2004, respectively.

(5)	Reflects the expected issuance of 27.6 million shares of AMO common stock to VISX shareholders.

(6)	Reflects the expected issuance of 27.6 million shares of AMO common stock to VISX shareholders and the dilutive effect of AMO stock options exchanged for VISX stock options of 0.8 million shares.

(7)	Historical VISX statement of operations information is for the nine months ended September 30, 2004.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Historical AMO		Historical Pfizer		Pro Forma Adjustments(1)		Pro Forma AMO
	(In thousands, except per share data)
Net sales	$601,453		$146,980		$—		$748,433
Cost of sales	227,811		70,094	(2)	1,465	(2)	299,370

Gross profit	373,642				(1,465)		449,063
Selling, general and administrative	276,695		58,257		(337	)(3)	334,615
Research and development	37,413		2,788		—		40,201

Operating income	59,534				(1,128)		74,247
Non-operating expense (income):
Interest expense	24,224	(5)	—		12,135	(5)	36,359
Unrealized loss on derivative instruments	246		—		—		246
Other, net	17,802	(7)	—		—		17,802

Earnings (loss) before income taxes	17,262				(13,263)		19,840
Provision (benefit) for income taxes	6,905		—		1,031	(9)	7,936

Net earnings (loss)	$10,357				$(14,294)		$11,904

Business total direct expenses			131,139

Direct revenue in excess of direct expenses			$15,841

Net earnings per share:
Basic	$0.36						$0.33
Diluted	$0.35						$0.33
Weighted average number of shares outstanding:
Basic	29,062						35,822	(10)
Diluted	29,644						36,404	(10)

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 24, 2004

	Historical AMO	Historical Pfizer	Pro Forma Adjustments(1)		Pro Forma AMO
	(In thousands, except per share data)
Net sales	$517,414	$74,877	$—		$592,291
Cost of sales	212,577	21,623	(12,808	)(2)	221,392

Gross profit	304,837		12,808		370,899
Selling, general and administrative	236,620	32,152	(3,568	)(3)	265,204
Research and development	59,143	1,424	(28,100	)(4)	32,467

Operating income	9,074		44,476		73,228
Non-operating expense (income):
Interest expense	19,327	—	9,660	(5)	23,832
	—	—	(5,155	)(6)
Unrealized gain on derivative instruments	(830)	—	—		(830)
Other, net	127,977	—	(126,202	)(8)	1,775

Earnings (loss) before income taxes	(137,400)		166,173		48,451
Provision for income taxes	2,103	—	14,855	(9)	16,958

Net earnings (loss)	$(139,503)		$151,318		$31,493

Business total direct expenses		55,199

Direct revenue in excess of direct expenses		$19,678

Net earnings per share:
Basic	$(4.36)				$0.81
Diluted	$(4.36)				$0.77	(11)
Weighted average number of shares outstanding:
Basic	31,977				38,737	(10)
Diluted	31,977				40,979	(11)

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	Reclassifications between cost of sales and selling, general and administrative expense have been made to the historical presentation of Pfizer’s surgical ophthalmic business, which is referred to as the Pfizer business, in order to conform to the pro forma condensed combined presentation.

The pro forma condensed combined statement of operations for the year ended December 31, 2003 does not reflect the impact on cost of sales of $18.3 million (net of tax impact of $9.8 million) of manufacturing profit capitalized in inventory as a result of the application of purchase accounting to the acquisition of the Pfizer business, as such amount is not expected to have a continuing impact on AMO’s operations.

The pro forma condensed combined statement of operations for the year ended December 31, 2003 does not reflect the impact on non-operating expense of (1) $89.1 million relating to the value of equity issued in excess of the conversion price in private exchanges with a limited number of holders of cash and common stock for AMO’s 3 1/2% convertible senior subordinated notes due April 15, 2023, which notes are referred to as the 3 1/2% Notes, and which exchanges are referred to as the private exchanges, (2) $26.3 million of premium paid in the private exchanges or (3) $6.5 million (net of tax impact of $4.3 million) of tender offer premium and consent payments for AMO’s 9 1/4% senior subordinated notes, as such amounts are not expected to have a continuing impact on AMO’s operations.

The pro forma condensed combined statement of operations for the year ended December 31, 2003 does not reflect the impact on interest expense of a fee paid to AMO’s senior credit facility lenders for their commitment to provide $450 million to fund the acquisition of the Pfizer business in the event certain other financing transactions were not completed or the write-off of deferred financing fees, original issue discount and recognition of realized gains on interest rate swaps aggregating $3.1 million (net of tax impact of $2.1 million) relating to the tender offer and consent solicitation for AMO’s 9 1/4% senior subordinated notes due 2010, the private exchanges and the repayment of the Japan term loan, as such amounts are not expected to have a continuing impact on AMO’s operations.

(2)	Cost of sales of the Pfizer business for the year ended December 31, 2003 includes the impact of $32.8 million of manufacturing profit capitalized in inventory as a result of the application of purchase accounting to Pfizer’s April 2003 purchase of Pharmacia.

The adjustment to the pro forma condensed combined statement of operations for the year ended December 31, 2003 reflects a $0.3 million increase in depreciation expense related to AMO management’s estimate of the fair value of property, plant and equipment acquired and a $1.2 million increase related to the reclassification of direct distribution costs included in selling, general and administrative expenses of the Pfizer business.

The adjustment to the pro forma condensed combined statement of operations for the nine months ended September 24, 2004 reflects a $14.1 million decrease related to the sale of acquired inventory adjusted to fair value, a $0.3 million decrease in depreciation expense related to management’s estimate of the fair value of property, plant and equipment and a $1.6 million increase related to the reclassification of direct distribution costs included in selling, general and administrative expenses of the Pfizer business.

(3)	The adjustment to the pro forma condensed combined statement of operations for the year ended December 31, 2003 reflects a $1.2 million decrease related to the reclassification of direct distribution costs included in selling, general and administrative expenses of the Pfizer business and a $0.9 million increase in amortization of intangibles related to AMO management’s preliminary estimate of the fair value of intangible assets acquired. The $0.9 million increase in amortization of intangibles is estimated based upon expected annual amortization of $10.7 million (see Note (1) on page 138) less amortization of $9.8 million included in the historical Pfizer statement of operations. The $9.8 million of historical Pfizer intangible asset amortization was for the period from April 16, 2003, the date the intangible assets were acquired by Pfizer, through December 31, 2003.

The adjustment to the pro forma condensed combined statement of operations for the nine months ended September 24, 2004 reflects a $1.6 million decrease related to the reclassification of direct distribution costs included in selling, general and administrative expenses of the Pfizer business and a $2 million decrease in amortization of intangibles related to AMO management’s preliminary estimate of the fair value of intangible assets acquired. The $2 million decrease in amortization of intangibles is estimated based upon expected amortization for the nine months of $8.0 million compared to amortization of $10 million included in the historical AMO and historical Pfizer statements of operations.

(4)	Reflects the adjustment to decrease research and development expense by the $28.1 million in-process research and development charge resulting from the application of purchase accounting to the acquisition of the Pfizer business.

(5)	The adjustments to the pro forma condensed combined statements of operations for the year ended December 31, 2003 and the nine months ended September 24, 2004 reflect pro forma interest expense resulting from AMO’s new debt capital structure based on LIBOR of 1.58% as of September 24, 2004, as follows:

	Year Ended December 31, 2003	Nine Months Ended September 24, 2004
	(In thousands)
Pro forma adjustment to interest expense:
2.50% convertible senior subordinated notes(a)	$8,750	$6,563
Term loan(b)	9,575	7,181
Amortization of deferred financing costs(c)	3,125	2,344

Pro forma interest expense	21,450	16,088
Less interest expense on existing debt refinanced:
3 1/2% convertible senior subordinated notes	(2,707)	(2,914)
9 1/4% senior subordinated notes	(6,363)	(3,094)
Repayment of Japan term loan	(245)	(420)

Pro forma adjustment	$12,135	$9,660

(a)	Reflects pro forma interest expense on the $350.0 million of outstanding 2.50% convertible senior subordinated notes due 2024, which are referred to as the 2.50% Notes, at an interest rate of 2.50%.
(b)	Reflects pro forma interest expense on the $250.0 million term loan under AMO’s amended senior credit facility at an assumed interest rate of LIBOR plus 2.25%. A 0.125% change in interest rates would result in a change in the pro forma interest expense of $0.3 million related to the floating interest rate of the term loan.
(c)	Reflects amortization of deferred financing fees over the expected term of the related instrument (five years for the term loan and five and a half years for the 2.50% Notes).

Interest expense of AMO for the year ended December 31, 2003 includes the impact of $5.8 million related to the pro rata write-off of deferred financing fees and original issue discount of $7.8 million and recognition of a pro rata portion of net realized gains on interest rate swaps of $2 million associated with the prepayment of a term loan in June 2003, the consummation of a “modified dutch auction” tender offer in July 2003 for $115 million principal amount of AMO’s 9 1/4% senior subordinated notes, and the repurchase in September 2003 of $15.0 million of AMO’s 9 1/4% senior subordinated notes.

(6)	Reflects the adjustment to decrease interest expense for the write-off of deferred financing fees, original discount and recognition of realized gains on interest rate swaps and the commitment fee paid to senior credit facility lenders resulting from the tender offer and consent solicitation, the private exchanges and the repayment of the Japan term loan aggregating $5.2 million, as such amounts are not expected to have a continuing impact on AMO’s operations and relate directly to the acquisition.

(7)	Other, net of AMO for the year ended December 31, 2003 includes the impact of a charge of $16.8 million, consisting of the aggregate premium of $19.4 million paid in connection with the July 2003 “modified dutch auction” tender offer for, and the subsequent repurchase in September 2003 of, a portion of AMO’s 9 1/4% senior subordinated notes and a foreign currency gain of $2.6 million resulting from the settlement of certain intercompany amounts and related transfer of cash utilized to repurchase the 9 1/4% senior subordinated notes in the “modified dutch auction” tender offer and for the prepayment of the AMO term loan during 2003.

(8)	Reflects the adjustment to decrease Other, net by (1) $89.1 million relating to the value of equity issued in excess of the conversion price in the private exchanges; (2) $26.3 million of premium paid in the private exchanges and (3) $10.8 million of tender offer premium and consent payments for the 9 1/4% senior subordinated notes, as such amounts are not expected to have a continuing impact on AMO’s operations and relate directly to the acquisition.

(9)	Reflects the pro forma tax effect of the above adjustments at an estimated combined effective tax rate of 40% and 35% for the year ended December 31, 2003 and for the nine months ended September 24, 2004, respectively.

(10)	Reflects the issuance of 6,760,394 shares of AMO’s common stock in the private exchanges.

(11)	Includes the dilutive effect of approximately 1.9 million shares for stock options and 0.3 million shares for the 3 1/2% Notes not repurchased as part of the private exchanges and the after tax impact of $0.3 million of interest expense for the 3 1/2% Notes not purchased as part of the private exchanges as follows:

Net earnings	$31,493
Interest expense, after tax, for 3 1/2% Notes included in net earnings	186

Adjusted net earnings	$31,679

Basic shares outstanding	38,737
Dilutive effect of stock options and awards	1,915
Dilutive effect of 3 1/2% Notes	327

Diluted shares outstanding	40,979

Diluted earnings per share	$0.77

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

Both AMO and VISX are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Before the completion of the merger, the rights of VISX stockholders are also governed by the VISX certificate of incorporation, the VISX bylaws and the Rights Agreement, dated as of August 3, 2000, as amended, between VISX and EquiServe Trust Company, N.A., as rights agent. Upon completion of the merger, VISX stockholders will receive AMO common stock in exchange for their shares of VISX common stock. As a result, upon completion of the merger, the rights of VISX stockholders who become AMO stockholders in the merger will be governed by the DGCL, the AMO certificate of incorporation, the AMO bylaws, and the Rights Agreement, dated as of June 24, 2002, between AMO and Mellon Investor Services, LLC, as rights agent.

The following is a summary of material differences between the current rights of AMO stockholders and the current rights of VISX stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of AMO and VISX stockholders and it is qualified in its entirety by reference to the various documents of AMO and VISX to which we refer in this summary. We urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this joint proxy statement/prospectus for a more complete understanding of the differences between being an AMO stockholder and being a VISX stockholder. AMO and VISX have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Additional Information—Where You Can Find More Information” beginning on page 160.

	AMO	VISX
Authorized Capital Stock

The authorized capital stock of AMO consists of (i) 120,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are outstanding.

If the proposal to amend the AMO certificate of incorporation is approved, the authorized number of shares of AMO common stock will increase from 120,000,000 to 240,000,000.

The authorized capital stock of VISX consists of 180,000,000 shares of common stock, par value $0.01 per share.

Number of Directors

The AMO bylaws provide that the AMO board of directors will consist of not less than 6 nor more than 12 directors, the exact number of directors to be determined from time to time by the AMO board of directors. The AMO board of directors currently consists of 7 directors.

Upon completion of the merger, the AMO board of directors will be expanded by one member, which position will be filled by Elizabeth H. Dávila, Chairman and Chief Executive Officer of VISX.

The VISX bylaws provide that the VISX board of directors will consist of 7 directors.

	AMO	VISX

Cumulative Voting	The AMO certificate of incorporation does not provide for cumulative voting and accordingly, AMO stockholders do not have cumulative voting rights in connection with the election of directors.	The VISX certificate of incorporation does not provide for cumulative voting and, accordingly, VISX stockholders do not have cumulative voting rights in connection with the election of directors.

Classification of Board of Directors	The AMO certificate of incorporation classifies the AMO board of directors into three separate classes, consisting as nearly equal in number as may be practicable of one-third of the total number of directors constituting the entire board of directors, with staggered three-year terms. This classification of the AMO board of directors creates an obstacle to an acquirer of AMO common stock from obtaining control of the AMO board of directors.	The VISX certificate of incorporation and bylaws do not classify the VISX board of directors into separate classes with staggered terms.

Removal of Directors	Section 141(k)(1) of the DGCL provides that, unless a corporation’s charter provides otherwise, directors of a corporation with a classified board of directors may be removed for cause. The AMO certificate of incorporation does not provide otherwise. Furthermore, the AMO certificate of incorporation provides that any or all of the AMO directors may be removed for cause only by the affirmative vote of the holders of at least 75% of the AMO common stock entitled to vote generally in the election of directors. This provision makes it more difficult to remove AMO directors than it is to remove VISX directors.	The DGCL and the VISX bylaws provide that unless otherwise restricted by statute, by the VISX certificate of incorporation or by the VISX bylaws, any director or the entire VISX board of directors may be removed, with or without cause, by the holders of a majority of the VISX common stock then entitled to vote at an election of directors. Neither the VISX certificate of incorporation nor the VISX bylaws provide otherwise.

Vacancies on the Board of Directors

The AMO bylaws provide that any vacancy on the AMO board of directors and any newly created directorship resulting from any increase in the authorized number of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The directors so chosen will hold office until the next annual election of directors unless sooner displaced. See Removal of Directors, above. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

If, at the time of filling any vacancy or any newly created directorship, the directors

The VISX bylaws provide that any vacancy created by the resignation of a VISX director may be filled by a majority of the directors then in office, including those who have so resigned. Vacancies and newly created directorships created by an increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the vacancy or newly created directorship is of a director elected or to be elected by any class or series of VISX common stock, then the vacancy or newly created directorship may be filled by a majority of the directors elected by such class or series then in office or by a sole remaining director. If at any time, VISX

	AMO	VISX

then in office constitute less than a majority of the whole AMO board of directors (as constituted immediately prior to the increase), the Delaware Court of Chancery may, upon application of any holder(s) of at least 10% of the AMO common stock having the right to vote for such directors, order an election to be held to fill any vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

shall have no directors in office, then any officer or stockholder may call a special meeting of VISX stockholders or may apply to the Delaware Court of Chancery for the order of an election to fill the vacancies.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole VISX board of directors (as constituted immediately prior to the increase), the Delaware Court of Chancery may, upon application of any holder(s) of at least 10% of the VISX common stock having the right to vote for such directors, order an election to be held to fill any vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Stockholder Action by Written Consent	The AMO certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders and stockholders may not take any action by written consent in lieu of a meeting.	The VISX bylaws provide that any action that may be taken at any annual or special meeting of VISX stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of VISX common stock having not less than the minimum number of votes that would be required for the action at a meeting at which all shares of VISX common stock entitled to vote on the action were present and voted. This provision allows VISX stockholders to take action without a stockholders meeting and thereby dispense with the limits on who may call, and the notice requirements of, stockholders meetings.

Amendment to Certificate of Incorporation	The AMO certificate of incorporation provides that, with respect to corrections not affecting the rights, preferences and privileges of the AMO stockholders and to the extent permitted by the DGCL, the AMO certificate of incorporation may be amended by the AMO board of directors. The AMO certificate of incorporation provides that it may otherwise be amended as set forth in the DGCL (which generally requires the approval of a majority of the AMO board of directors and the holders of a majority of the AMO common stock),	The VISX certificate of incorporation provides that VISX reserves the right to amend, alter, change or repeal any provision contained in the VISX certificate of incorporation in the manner prescribed by statute. Under the DGCL, amendment to the VISX certificate of incorporation generally requires approval of the majority of the VISX board of directors and the holders of a majority of the VISX common stock.

	AMO	VISX

except that certain articles of the AMO certificate of incorporation, mentioned below, may not be amended without the affirmative vote of the holders of at least 75% of the AMO common stock:

•      Article 6—Amendment to the AMO bylaws.

•      Article 7—Number and Classes of Directors.

•      Article 9—Business Combinations with Interested Stockholders (Amendment of this article requires additionally, the affirmative vote of the holders of a majority of the AMO common stock, excluding AMO common stock held by the interested stockholder (as that term is defined in the AMO certificate of incorporation)).

•      Article 10—Calling of Special Meetings of AMO Stockholders.

•      Article 11—Action by Written Consent of AMO Stockholders.

•      Article 12—Amendment to the AMO certificate of incorporation.

These provisions make it more difficult to amend the AMO certificate of incorporation than it is to amend the VISX certificate of incorporation.

Amendment of Bylaws	The AMO certificate of incorporation provides that, subject to any bylaw provision requiring the approval of a larger percentage of the AMO directors for amendment, the AMO board of directors has the power to make, adopt, alter, amend, change or repeal the AMO bylaws by the affirmative vote of a majority of the AMO board of directors. The AMO certificate of incorporation also provides that AMO stockholders may not make, adopt, alter, amend, change or repeal the AMO bylaws except upon the affirmative vote of the holders of at least 75% of the AMO common stock then entitled to vote generally in the election of directors, voting	The VISX certificate of incorporation and bylaws provide that the VISX bylaws may be adopted, amended or repealed by the holders of a majority of the VISX common stock entitled to vote or by a majority of the VISX board of directors.

	AMO	VISX

together as a single class. This provision makes it more difficult for AMO stockholders to amend the AMO bylaws than it is for VISX stockholders to amend the VISX bylaws.

Special Meeting of Stockholders	The AMO certificate of incorporation and bylaws provide that special meetings of AMO stockholders may only be called by the AMO board of directors or by either the Chairman of the Board or the President of AMO.	The VISX bylaws provide that special meetings of VISX stockholders may only be called by a majority of the VISX board of directors or by either the Chairman of the Board or the President of VISX.

Notice of Stockholder Meetings	The AMO bylaws provide that written notice of an annual meeting or special meeting stating the place, date and hour of the meeting, and in the case of special meetings, the purpose for which the meeting was called, will be given to each AMO stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.	The VISX bylaws provide that written notice of an annual meeting or special meeting stating the place, date and hour of the meeting, and in the case of special meetings, the purpose for which the meeting was called, will be given to each VISX stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting.

Delivery and Notice Requirements of Stockholder Nominations and Proposals

The AMO bylaws provide that, to be properly brought before an annual meeting, business must be either:

•      specified in the notice of annual meeting or any supplement to the notice given by or at the direction of the AMO board of directors;

•      otherwise brought before the meeting at the direction of the AMO board of directors; or

•      otherwise properly brought before the meeting by an AMO stockholder.

To be timely, an AMO stockholder’s notice of business to be conducted at the annual meeting must be delivered to or mailed and received at the principal executive offices of AMO:

•      not less than 90 nor more than 120 days before the first anniversary of the previous year’s annual meeting; or

•      if the date of the annual meeting is more than 30 days before or 70 days after the anniversary date of

The VISX bylaws provide that subject to the rights of holders of any class or series of preferred stock, nominations for the election of directors and business proposed to be brought before any stockholder meeting may be made by:

•      the VISX board of directors or proxy committee appointed by the VISX board of directors; or

•      any VISX stockholder entitled to vote in the election of directors generally if such nomination or business proposed is otherwise proper business for the meeting.

To be timely, a VISX stockholder’s notice of intent to make such nomination or to propose such business must be delivered or mailed and received at the principal executive offices of VISX:

•      not less than 120 days before the date specified for VISX’s previous year’s annual stockholders meeting in the proxy statement distributed to VISX stockholders; or

AMO	VISX

the previous year’s annual meeting, not less than 90 days nor more than 120 days before the annual meeting or 10 days after public announcement by AMO of the date of the meeting.

An AMO stockholder’s written notice must set forth:

•      as to any nominee, all information required to be disclosed in solicitations for proxies for election of directors in an election contest or otherwise required by federal securities laws;

•      as to any proposed business, a description of the business together with the reasons for conducting the business and any material interest of the AMO stockholder in the business; and

•      if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 days, a reasonable time before the solicitation is made.

A VISX stockholder’s notice must set forth:

•      the name and address of the VISX stockholder and, if applicable, of the persons to be nominated or of the business to be proposed;

•      a representation that the VISX stockholder is a VISX stockholder and is entitled to vote at the meeting and, if applicable, intends to do so;

•      if applicable, a description of any arrangements or understandings between the VISX stockholder and any nominee;

•      as to the AMO stockholder making the nomination or proposal and as to any AMO stockholder on whose behalf the nomination or proposal is made, (A) the name and address of the AMO stockholder, (B) the class and number of shares of AMO capital stock owned by such AMO stockholder, (C) a representation that the AMO stockholder is an AMO stockholder and is entitled to vote at the meeting and intends to do so; (D) any material interest in such nomination or proposed business of the AMO stockholder; (E) a representation as to whether the AMO stockholder intends to distribute a proxy statement and/or solicit proxies in support of the nomination or proposal.

•      any other information regarding the nominee or proposed business that would be required by federal securities laws; and

•      if applicable, the consent of each nominee to serve as a VISX director if elected.

The chairman of the meeting will refuse to accept any nomination or proposal not made in compliance with these procedures.

AMO may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of the nominee to serve as an AMO director.

	AMO	VISX

The AMO bylaws further provide that nominations of persons for election to the AMO board of directors may be made at a special meeting of AMO stockholders:

•      by or at the direction of the AMO board of directors; or

•      if the AMO board of directors has specified in its notice of meeting that directors will be elected at the meeting, by any AMO stockholder who provides notice that complies with the notice procedures described above for annual meetings and is given not less than 90 nor more than 120 days before the special meeting or 10 days after public announcement by AMO of the date of the meeting and of the proposed nominees.

If the facts warrant, the chairman of the meeting will determine and declare that the nomination or proposed business was not properly made in accordance with the procedures summarized above. If the chairman of the meeting makes this determination, the nomination or proposed business will be disregarded or will not be transacted, as the case may be.

Proxy	The AMO bylaws provide that each AMO stockholder represented at a meeting of AMO stockholders will be entitled to vote in person or by proxy. However, no proxy will be voted after three years from its date, unless the proxy provides for a longer period.	The VISX bylaws provide that each VISX stockholder represented at a meeting of VISX stockholders will be entitled to vote in person or by proxy. However, no proxy will be voted after three years from its date, unless the proxy provides for a longer period.

Preemptive Rights	The AMO certificate of incorporation does not grant any preemptive rights.	The VISX certificate of incorporation does not grant any preemptive rights.

Dividends	The AMO bylaws provide that dividends upon AMO capital stock may be declared by the AMO board of directors at any regular or special meeting, and may be paid in cash, property, or shares of AMO capital stock. Before payment of any dividend, the AMO board of directors may set aside out of any funds available for dividends the sum or sums as it from time to time, in its absolute discretion, deems proper as a reserve.	The VISX bylaws provide that dividends upon VISX capital stock may be declared by the VISX board of directors at any regular or special meeting, and may be paid in cash, property, or shares of VISX capital stock. Before payment of any dividend, the VISX board of directors may set aside out of any funds available for dividends the sum or sums as it from time to time, in its absolute discretion, deems proper as a reserve.

	AMO	VISX

Limitation of Personal Liability of Directors	The AMO certificate of incorporation eliminates the personal liability of AMO directors to AMO or the AMO stockholders for monetary damages to the fullest extent permitted by the DGCL.	The VISX certificate of incorporation eliminates the personal liability of VISX directors to VISX or the VISX stockholders for monetary damages to the fullest extent permitted by the DGCL.

Indemnification of Officers and Directors

The AMO certificate of incorporation and bylaws provide that AMO will, to the fullest extent permitted by the DGCL, indemnify any and all persons whom it may indemnify from and against any and all expenses and liabilities arising from the person’s service for or at the request of AMO. They further provide that this indemnification is not exclusive of any other rights of indemnification otherwise available to any such person.

The VISX certificate of incorporation and bylaws provide that VISX will, to the fullest extent permitted by the DGCL, indemnify any and all persons whom it may indemnify from and against any and all expenses and liabilities arising from the person’s service for or at the request of VISX. They further provide that this indemnification is not exclusive of any other rights of indemnification otherwise available to any such person.

The AMO bylaws provide that AMO will indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action by reason of the person’s service for or at the request of AMO if:

•      the action is other than one by or in the right of AMO, against expenses (including attorneys’ fees), judgments, fines and settlements actually and reasonably incurred by the person in connection with the action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of AMO, and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful; and

•      the action is by or in the right of AMO, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of AMO and except that no indemnification will be made for any claim as to which

The VISX certificate of incorporation further provides that VISX will indemnify any person seeking indemnification in connection with an action initiated by such person only if the action is authorized by the VISX board of directors. The AMO certificate of incorporation contains no comparable provision.

The VISX board of directors may authorize VISX to purchase insurance against VISX’s indemnification expenses.

	AMO	VISX

the person is adjudged liable to AMO unless the court determines that the person is fairly and reasonably entitled to indemnity.

The AMO board of directors may authorize AMO to purchase insurance against AMO’s indemnification expenses.

Stockholder Rights Plan	On June 24, 2002, AMO adopted a stockholder rights plan pursuant to the AMO rights agreement. The following description of the rights agreement is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully. See “Additional Information—Where You Can Find More Information” beginning on page 160.	On August 3, 2000, VISX adopted a stockholder rights plan pursuant to the VISX rights agreement. The following description of the rights agreement, as amended, is subject in its entirety to the terms and conditions of the rights agreement. You should read the rights agreement carefully. See “Additional Information—Where You Can Find More Information” beginning on page 160.

Exercisability of Rights. Pursuant to the AMO rights agreement, AMO declared a dividend of one preferred share purchase right for each outstanding share of AMO common stock on June 25, 2002, and one preferred share purchase right attaches to each share of AMO common stock issued after that date and prior to the earlier of any distribution, redemption exchange, termination or final expiration date. Each right entitles the holder after the rights become exercisable to purchase from AMO one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock at a price of $60.00, subject to adjustment.

The rights currently are attached to and trade only together with outstanding certificates of AMO common stock. The rights will not be exercisable or transferable apart from AMO common stock until the earlier of:

•      ten days following a public announcement that a person or group has become an “acquiring person,” or a person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of AMO common stock, subject to limited exceptions; or

Exercisability of Rights. Pursuant to the VISX rights agreement, VISX declared a dividend of one right for each outstanding share of VISX common stock at the close of business on August 7, 2000, and one right attaches to each share of VISX common stock issued after that date and prior to the earliest of any distribution, redemption or expiration date. Each right entitles the holder after the rights become exercisable to purchase from VISX one share of VISX common stock at a price of $150.00, subject to adjustment.

The rights currently are attached to and trade only together with outstanding certificates of VISX common stock. The rights will not be exercisable or transferable apart from VISX common stock until the earlier of:

•      the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has become an “acquiring person,” or a person who has acquired, beneficial ownership of 10% or more of VISX common stock, subject to limited exception; or

•      the close of business on the tenth business day, or a later date as may

AMO	VISX

•      ten business days, or a later date as approved by a majority of the AMO board of directors prior to the time any person becomes an acquiring person, after a person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the AMO common stock, subject to limited exceptions.

“Flip-In” Feature. If a person or group becomes an acquiring person, or if AMO is the surviving entity in a merger with an acquiring person or any affiliate or associate of an acquiring person and the AMO common stock is not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, which rights will thereafter be void, will have the right to receive upon exercise of the right that number of shares of AMO common stock having a market value of two times the then-current purchase price of one right.

be determined by action of the VISX board of directors prior to the time any person or group of affiliated person becomes an acquiring person, following the commencement or announcement of an intention to make a tender offer or exchange offer, where the consummation of the tender offer or exchange offer would result in the beneficial ownership by a person or group of affiliated or associated persons of 10% or more of VISX common stock, subject to limited exception.

“Flip-In” Feature. If a person or group becomes an acquiring person or commences a tender offer or exchange offer, where the consummation of the tender offer or exchange offer would result in the beneficial ownership by a person or group of 10% or more or VISX common stock, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, which rights will thereafter be void, will have the right to receive upon exercise of the right that number of shares of VISX common stock having a market value of two times the then-current purchase price of one right.

“Flip-Over” Feature. If, after a person or group becomes an acquiring person, AMO is acquired in a merger or other business combination transaction or more than 50% of AMO’s assets or earning power is sold, proper provision will be made so that each holder of a right, except rights of an acquiring person which have become void, will have the right to receive, upon exercise of the right at the current purchase price, that number of shares of common stock of the acquiring company which at the time of the transaction would have a market value of two times then then-current exercise price of one right.

“Exchange” Feature. At any time after a person becomes an acquiring person and prior to the earlier of (i) the acquisition of

“Flip-Over” Feature. If after a person has become an acquiring person, VISX is acquired in a merger or other business combination transaction or more than 50% of its assets or earning power is sold, proper provision will be made so that each holder of a right will have the right to receive, upon the exercise of the right at the then-current purchase price of the right, that number of shares of common stock of the acquiring entity which at the time of the transaction would have a market value of two times the then-current purchase price of one right.

Redemption of Rights. The VISX board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right at any time within ten business days of any

AMO	VISX

AMO in a merger or other business combination transaction, (ii) the sale of more than 50% of AMO’s assets or earning power, or (iii) the acquisition by the acquiring person of 50% or more of the then outstanding AMO common stock, the AMO board of directors may cause AMO to exchange the rights, other than rights owned by an acquiring person which will have become void, in whole or in part, for AMO common stock at an exchange rate of one share of AMO common stock per right, subject to adjustment.

Redemption of Rights. The AMO board of directors may redeem the rights in whole, but not in part, at $0.01 per right prior to the time a person or group has become an acquiring person.

Amendment of Rights Agreement. The AMO board of directors may amend the AMO rights agreement for so long as the rights are then redeemable, and after the rights are no longer redeemable, the AMO board of directors may amend or supplement the AMO rights agreement in any manner that does not (i) adversely affect the interests of the holders of the rights (other than an acquiring person or an affiliate or associate of an acquiring person) or (ii) cause the rights again to become redeemable or cause the rights agreement to again become amendable other than as described above; provided, however that the AMO board of directors is not required to amend the AMO rights agreement in order to extend the “distribution date” under the AMO rights agreement. The AMO board of directors may at any time prior to the time any person becomes an acquiring person amend the rights agreement to lower the thresholds described above to no less than the greater of (i) any percentage greater than the largest percentage of AMO common stock then known by AMO to be owned by any person or group, other than exempted persons under the rights agreement and (ii) 10%.

Final Expiration Date. The rights will expire on June 24, 2012 unless earlier person or group becoming an acquiring person. For 180 days following a change of control of the VISX board of directors that has not been approved by the VISX board of directors and occurring within six months of an unsolicited third party acquisition or business combination proposal, the new directors are entitled to redeem the rights, but only if they have followed certain procedures, or, if they have not followed such procedures and their decision regarding redemption or regarding the acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, they are able to establish the entire fairness of the redemption and, if applicable, the acquisition or business combination.

Amendment of Rights Agreement. The VISX board of directors may amend the VISX rights agreement for so long as the rights are then redeemable by the VISX board of directors, and after the rights are no longer redeemable by the VISX board of directors, the VISX board of directors may amend the VISX rights agreement only to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the VISX rights agreement.

Final Expiration Date. The rights will expire on July 28, 2010 unless earlier redeemed or exchanged by VISX.

Anti-Takeover Effects. The rights have certain anti-takeover effects and may cause substantial dilution to a person or group that acquires 10% or more of VISX common stock on terms not approved by the VISX board of directors. The rights should not interfere with any merger or other business combination approved by the VISX board of directors at any time prior to the first date that a person or group has become an acquiring person.

The VISX rights agreement was amended in connection with the execution of the merger agreement to exclude the merger agreement

	AMO	VISX

redeemed or exchanged by AMO or terminated.

Series A Junior Participating Preferred Stock. In connection with the creation of the rights, the AMO board of directors designated 1,200,000 shares as AMO “Series A Junior Participating Preferred Stock.”

Anti-Takeover Effects. The rights have certain anti-takeover effects and may cause substantial dilution to a person or group that acquires 15% or more of AMO common stock on terms not approved by the AMO board of directors. The rights should not interfere with any merger or other business combination approved by the AMO board of directors because AMO may redeem all of the outstanding rights for $0.01 per right prior to the time that a person or group has become an acquiring person.

The AMO rights agreement does not apply to the merger.

and related transactions from the scope of the rights agreement. The amendment to the VISX rights agreement provides that:

•      neither AMO nor Vault Merger Corporation will be deemed an acquiring person by virtue of the approval, execution or delivery of the merger agreement or the completion of the transactions contemplated by the merger agreement; and

•      no “stock acquisition date” or “distribution date,” each as defined in the VISX rights agreement, will be deemed to have occurred by reason of the approval, execution or delivery of the merger agreement or the completion of the transactions contemplated by the merger agreement.

Accordingly, the VISX rights agreement does not apply to the merger.

Dissenters’ Rights

The DGCL provides that a stockholder has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares.

Dissenters’ rights are not available to AMO stockholders in the merger. See “The Merger—Dissenters’ or Appraisal Rights” beginning on page 102.

The DGCL provides that a stockholder has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares.

Dissenters’ rights are available to VISX stockholders in the merger. See “The Merger—Dissenters’ or Appraisal Rights” beginning on page 102.

Certain Business Combination Restrictions

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as AMO, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the AMO certificate of incorporation nor the AMO bylaws contains the election not to be governed by Section 203 of the DGCL. Therefore, AMO is governed by Section 203 of the DGCL. This provision does not apply to AMO in the merger.

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as VISX, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the VISX certificate of incorporation nor the VISX bylaws contains the election not to be governed by Section 203 of the DGCL. Therefore, VISX is governed by Section 203 of the DGCL. However, the VISX board of directors has expressly approved

	AMO	VISX

the merger and the merger agreement. As such, the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to the merger or the merger agreement.

Vote on Certain Fundamental Issues

The AMO certificate of incorporation provides that certain proposed business combinations between AMO and an interested stockholder (defined as a beneficial owner of 15% or more of the AMO common stock) be approved by either (i) the holders of at least 75% of the AMO common stock and a majority of the AMO common stock not held by the interested stockholder or its affiliates, or (ii) a majority of the disinterested AMO directors.

Business combinations subject to these provisions include a merger or consolidation of AMO with, or the sale or transfer to, an interested stockholder of AMO’s assets in excess of $20 million or constituting more than 5% of the book value of AMO’s assets or sale or transfer involving an interested stockholder which results in an interested stockholder or any of its affiliates having direct or indirect control over, or responsibility for, the management of or any aspect of the business or affairs of AMO (other than as a director). This requirement does not apply to a business combination that either has been approved by a majority of the disinterested AMO directors or satisfies certain “fair price” criteria with respect to the remaining AMO stockholders.

The “fair price” criteria essentially require the interested stockholder to acquire all shares at a price not less than the higher of the highest price paid by the interested stockholder for any shares of AMO common stock during the two-year period prior to the initiation of the business combination, and the highest market price of AMO common stock on the date of the first public announcement of the proposed business or the date in which the interested stockholder became an interested

The VISX certificate of incorporation and bylaws have no comparable provision.

AMO	VISX

stockholder. If these conditions are met, the business combination is subject to the applicable statutory voting requirements, if any, of the DGCL or the marketplace rules of the NYSE.

The AMO certificate of incorporation provides that approval of the holders of 75% of the AMO common stock and a majority of the AMO common stock not held by the interested stockholder or its affiliates is necessary to approve any amendment, proposed by or on behalf of an interested stockholder, to the fair price provision described above, unless the amendment is first approved and recommended by a majority of AMO’s disinterested directors, in which case approval of a majority of the AMO common stock is sufficient.

DESCRIPTION OF AMO CAPITAL STOCK

The following is a summary of the material terms of AMO’s capital stock. Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of the AMO certificate of incorporation, the AMO bylaws and the Rights Agreement, dated as of June 24, 2002, between AMO and Mellon Investor Services, LLC, as rights agent, each of which has been filed with the SEC. See “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 144.

General

As of the date of this joint proxy statement/prospectus, AMO’s authorized capital stock consists of:

•	120,000,000 shares of common stock, par value $0.01 per share, and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of the AMO record date, 37,070,042 shares of AMO common stock were issued and outstanding and no shares of AMO preferred stock were issued and outstanding.

Common Stock

The outstanding shares of AMO common stock are fully paid and nonassessable. Holders of AMO common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the AMO stockholders. Holders of AMO common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The AMO common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions. Subject to the preferences applicable to any shares of AMO preferred stock outstanding at the time, holders of AMO common stock are entitled to dividends when and as declared by the AMO board of directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities. AMO has never declared or paid any cash dividends on AMO common stock or any other AMO securities. AMO does not expect to pay cash dividends on AMO common stock in the foreseeable future. AMO intends to retain future earnings to continue to fund the development and growth of its business as well as repay long-term debt. In addition, the AMO amended and restated senior credit facility prohibits AMO from paying cash dividends.

Preferred Stock

No shares of preferred stock are outstanding. The AMO board of directors may, without further action by the AMO stockholders, issue one or more series of AMO preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Anti-Takeover Provisions

The AMO certificate of incorporation and the AMO bylaws provide that the AMO board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three year terms, so that approximately one-third of the directors of AMO are elected at each annual meeting of the stockholders. In addition, the AMO bylaws provide that the power to fill vacancies is vested in the AMO board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of AMO through an increase in the number of directors on the AMO board of directors and the election of designated nominees to fill newly created vacancies.

Transfer Agent

The transfer agent and registrar of the AMO common stock is Mellon Investor Services.

ADDITIONAL INFORMATION

Stockholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

AMO

AMO will hold an annual meeting in the year 2005. For any proposal to be considered for inclusion in the AMO proxy statement and form of proxy for submission to the AMO stockholders at the AMO 2005 annual meeting, it must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Secretary, Advanced Medical Optics, Inc., 1700 East St. Andrew Place, Santa Ana, California 92705, and must have been received no later than November 25, 2004. Stockholder proposals and nominations received by AMO between December 30, 2004 and January 29, 2005 may also be considered at the AMO 2005 annual meeting but may not be included in the proxy materials for next year’s annual meeting of stockholders. The chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

VISX

If the merger is not completed, VISX will hold its 2005 annual meeting of stockholders. For any proposal to be considered for inclusion in the VISX proxy statement and form of proxy for submission to the VISX stockholders at the VISX 2005 annual meeting, it must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to VISX, Incorporated, 3400 Central Expressway, Santa Clara, California 95051-0703, Attention: Office of the Secretary, and must be received no later than December 18, 2004. The submission of a stockholder proposal does not guarantee that it will be included in the VISX 2005 proxy statement.

In addition, stockholder proposals to be considered at the VISX 2005 annual meeting outside the processes of Rule 14a-8 (which are not intended to be included in the proxy materials for the VISX 2005 annual meeting) must be delivered to or mailed and received at the executive offices of VISX in accordance with, and by the date specified in, the advance notice provisions of the VISX bylaws, which is December 18, 2004 (120 calendar days prior to the one-year anniversary of the mailing date of the VISX 2004 annual meeting materials). Therefore, in order for stockholder proposals made outside of the processes of Rule 14a-8 to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be delivered to or mailed and received at VISX’s executive offices on or before December 18, 2004.

Legal Matters

Certain United States federal income tax consequences of the merger will be passed upon for AMO by Skadden, Arps, Slate, Meagher & Flom LLP and for VISX by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

Experts

The consolidated financial statements and the related financial statement schedule incorporated in this joint proxy statement/prospectus by reference to the AMO Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Advanced Medical Optics, Inc. as of December 31, 2002, and each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the method of accounting for goodwill and intangibles in 2002 and a change in the method of accounting for derivative instruments and hedging activities in 2001.

Advanced Medical Optics, Inc. has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on Advanced Medical Optics, Inc.’s past financial statements incorporated by reference in this joint proxy statement/registration statement.

The consolidated financial statements and schedule of VISX as of December 31, 2003 and 2002, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the audit of certain adjustments that were applied to revise the 2001 consolidated financial statements, which were audited by other auditors who have ceased operations. In KPMG LLP’s opinion, such adjustments are appropriate and have been consistently applied. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of VISX and its subsidiaries other than with respect to those adjustments and, accordingly, they did not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

The combined financial statements of the Surgical Ophthalmic Business (A Business Within Pfizer Inc.’s Global Pharmaceutical Group) as of and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report indicates that the combined financial statements were prepared to present the net assets to be sold and the direct revenues and direct operating expenses of the Business, pursuant to the basis of presentation as described in note 2 and the purchase agreement as described in note 11 of the financial statements, and are not intended to be a complete presentation of the Business’ financial position, results of operations or cash flows. Additionally, the audit report states that the fiscal year of the non-U.S. operations was changed to November 30 and the combined statement of direct revenues and direct operating expenses includes the results for the 11 months ended November 30, 2003, for the non-U.S. operation of the Business.

Where You Can Find More Information

AMO and VISX file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either AMO or VISX at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of AMO and VISX are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

AMO has filed a registration statement on Form S-4 to register with the SEC the AMO common stock to be issued to VISX stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of AMO, in addition to being a proxy statement of AMO and VISX for their respective special meetings. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about AMO, AMO common stock and VISX. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows AMO and VISX to “incorporate by reference” information into this joint proxy statement/prospectus. This means that AMO and VISX can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus. Neither AMO nor VISX incorporates the contents of their websites into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that AMO and VISX have previously filed with the SEC. They contain important information about AMO and VISX and their financial condition. The following documents, which were filed by AMO with the SEC, are incorporated by reference into this joint proxy statement/prospectus:

•	annual report of AMO on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004;

•	proxy statement on Schedule 14A dated April 15, 2004, filed with the SEC on April 15, 2004;

•	quarterly report of AMO on Form 10-Q for the quarterly period ended March 26, 2004, filed with the SEC on May 3, 2004;

•	quarterly report of AMO on Form 10-Q for the quarterly period ended June 25, 2004, filed with the SEC on August 3, 2004;

•	quarterly report of AMO on Form 10-Q for the quarterly period ended September 24, 2004, filed with the SEC on November 2, 2004;

•	current report of AMO on Form 8-K dated April 21, 2004, filed with the SEC on April 22, 2004;

•	current report of AMO on Form 8-K dated June 2, 2004, filed with the SEC on June 4, 2004;

•	current report of AMO on Form 8-K dated June 15, 2004, filed with the SEC on June 15, 2004;

•	current report of AMO on Form 8-K dated June 15, 2004, filed with the SEC on June 16, 2004;

•	current report of AMO on Form 8-K dated June 17, 2004, filed with the SEC on June 17, 2004;

•	current report of AMO on Form 8-K dated June 21, 2004, filed with the SEC on June 22, 2004;

•	current report of AMO on Form 8-K dated June 22, 2004, filed with the SEC on June 23, 2004;

•	current report of AMO on Form 8-K dated June 22, 2004, filed with the SEC on June 23, 2004;

•	current report of AMO on Form 8-K dated June 26, 2004, filed with the SEC on July 9, 2004;

•	current report of AMO on Form 8-K/A dated September 9, 2004, filed with the SEC on September 9, 2004;

•	current report of AMO on Form 8-K dated September 29, 2004, filed with the SEC on September 29, 2004;

•	current report of AMO on Form 8-K dated November 9, 2004, filed with the SEC on November 10, 2004;

•	current report of AMO on Form 8-K dated November 15, 2004, filed with the SEC on November 15, 2004;

•	current report of AMO on Form 8-K dated November 18, 2004, filed with the SEC on November 23, 2004;

•	current report of AMO on Form 8-K dated December 14, 2004, filed with the SEC on December 17, 2004;

•	current report of AMO on Form 8-K dated January 3, 2005, filed with the SEC on January 3, 2005;

•	current report of AMO on Form 8-K dated December 31, 2004, filed with the SEC on January 5, 2005;

•	current report of AMO on Form 8-K dated January 12, 2005, filed with the SEC on January 13, 2005;

•	Item 8.01 of current report of AMO on Form 8-K dated January 26, 2005, filed with the SEC on January 26, 2005;

•	the description of the rights agreement, contained in the registration statement on Form 8-K filed pursuant to Section 12 of the Exchange Act, dated June 24, 2002, filed with the SEC on June 25, 2002; and

•	the description of the common stock of AMO contained in its registration statement, filed with the SEC on Form 10 dated March 1, 2002 and any amendment or report filed with the SEC for the purpose of updating the description.

The following documents, which were filed by VISX with the SEC, are incorporated by reference into this joint proxy statement/prospectus:

•	annual report of VISX on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004;

•	proxy statement on Schedule 14A dated April 12, 2004, filed with the SEC on April 9, 2004;

•	quarterly report of VISX on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 6, 2004;

•	quarterly report of VISX on Form 10-Q for the quarterly period ended June 30, 2004, filed with the SEC on August 6, 2004;

•	quarterly report of VISX on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on November 8, 2004;

•	current report of VISX on Form 8-K dated November 9, 2004, filed with the SEC on November 10, 2004;

•	current report of VISX on Form 8-K dated November 9, 2004, filed with the SEC on November 18, 2004;

•	current report of VISX on Form 8-K dated December 3, 2004, filed with the SEC on December 6, 2004;

•	current report of VISX on Form 8-K dated December 15, 2004, filed with the SEC on December 15, 2004;

•	the description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, dated August 4, 2000 and filed with the SEC on August 14, 2000, as amended by Form 8-A/A dated May 1, 2001 and filed with the SEC on May 1, 2001, as amended by Form 8-A/A dated May 16, 2003 and filed with the SEC on May 16, 2003, as amended by Form 8-A/A dated November 10, 2004 and filed with the SEC on November 12, 2004; and

•	the description of the common stock of VISX contained in its registration statement on Form 8-A filed with the SEC on August 14, 2000 and any amendment or report filed with the SEC for the purpose of updating the description.

In addition, AMO and VISX incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this joint proxy statement/prospectus and the date of the AMO and VISX special meetings, respectively. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished, prior to August 23, 2004, pursuant to Item 9 or Item 12 and after August 23, 2004, pursuant to Item 7.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD or Regulation G under the Exchange Act, as well as proxy statements.

AMO and VISX also incorporate by reference the agreement and plan of merger attached to this joint proxy statement/prospectus as Annex A, the certificate of amendment to the AMO certificate of incorporation attached to this joint proxy statement/prospectus as Annex B, the AMO 2005 Incentive Compensation Plan attached to this joint proxy statement/prospectus as Annex C, the Amended and Restated AMO 2002 Employee Stock Purchase Plan attached to this joint proxy statement/prospectus as Annex D and the Amended and Restated AMO 2002 International Stock Purchase Plan attached to this joint proxy statement/prospectus as Annex E.

AMO has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to AMO and VISX has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to VISX.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus through AMO or VISX, as the case may be, or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from AMO and VISX without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. AMO stockholders and VISX stockholders may request a copy of such documents by contacting the applicable department at:

Advanced Medical Optics, Inc. 1700 East St. Andrew Place Santa Ana, California 92705 Attn: Investor Relations	VISX, Incorporated 3400 Central Expressway Santa Clara, California 95051 Attn: Investor Relations

In addition, you may obtain copies of the information relating to AMO, without charge, by sending an e-mail to investors@amo-inc.com or by calling (714) 247-8348.

You may obtain copies of the information relating to VISX, without charge, by sending an e-mail to ir@visx.com or by calling (408) 773-7600.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE AMO AND VISX SPECIAL MEETINGS, AMO OR VISX, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN             ,     .

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ADVANCED MEDICAL OPTICS, INC.

VAULT MERGER CORPORATION

and

VISX, INCORPORATED

Dated as of November 9, 2004 and amended on December 3, 2004

A-i

A-ii

A-iii

DEFINED TERMS

Page
1987 Plan	A-7
1990 Plan	A-7
1993 Plan	A-7
1995 Director Plan	A-7
1995 Plan	A-7
1996 Plan	A-7
2000 Plan	A-7
2001 Plan	A-7
3.5% Notes	A-22
401(k) Plan	A-44
Acquiring Person	A-21
Acquisition Proposal	A-39
affiliate	A-53
Agreement	A-1
Antitrust Law	A-53
Assumed Option	A-45
Assumed Phantom Unit Account	A-45
beneficial owner	A-53
Blue Sky	A-23
business day	A-53
Cancelled Option	A-45
Cash Merger Consideration	A-2
Certificate of Merger	A-1
Certificates	A-3
Change of Recommendation	A-40
Closing	A-2
Closing Date	A-2
Code	A-1
Company	A-1
Company Balance Sheet	A-10
Company Board	A-8
Company Bylaws	A-7
Company Charter	A-7
Company Common Stock	A-2
Company Disclosure Schedule	A-6
Company Employee Plans	A-12
Company Employees	A-44
Company Expense Amount	A-51
Company Material Adverse Effect	A-6
Company Material Contracts	A-12
Company Permits	A-10
Company Proprietary Product	A-19
Company Real Property Leases	A-16
Company Registered Intellectual Property	A-18
Company Rights Agreement	A-2
Company SEC Reports	A-10
Company Stock Options	A-7
Company Stock Plans	A-7
Company Stockholders Meeting	A-9

A-iv

Page
Company Termination Fee	A-51
Company Voting Proposal	A-8
Confidentiality Agreement	A-38
control	A-53
D&O Policy	A-46
DGCL	A-1
Dissenting Shares	A-5
Distribution Date	A-21
Effective Time	A-1
Employee Benefit Plan	A-13
Environmental Claims	A-18
Environmental Laws	A-18
ERISA	A-13
ERISA Affiliate	A-13
ESPP	A-37
Exchange Act	A-8
Exchange Agent	A-3
Exchange Fund	A-3
Exchange Ratio	A-2
Expense	A-50
FDA	A-19
GAAP	A-10
Governmental Entity	A-9
HSR Act	A-9
Identified Contracts	A-12
include	A-53
Intellectual Property	A-20
Joint Proxy Statement/Prospectus	A-41
Knowledge	A-53
Law	A-53
Liens	A-8
Materials of Environmental Concern	A-18
Maximum Annual Premium	A-46
Merger	A-1
Merger Consideration	A-2
Merger Consideration Value	A-45
Merger Sub	A-1
Merger Sub Bylaws	A-1
Merger Sub Charter	A-1
Merger Sub Charter Documents	A-22
Merger Sub Common Stock	A-3
NYSE	A-4
Outside Date	A-54
Parent	A-1
Parent Balance Sheet	A-25
Parent Board	A-24
Parent Bylaws	A-22
Parent Charter	A-22
Parent Closing Price	A-4
Parent Common Stock	A-2
Parent Disclosure Schedule	A-21

A-v

Page
Parent Employee Plans	A-27
Parent Expense Amount	A-51
Parent Material Adverse Effect	A-6
Parent Material Contracts	A-26
Parent Permits	A-24
Parent Permitted Acquisition	A-36
Parent Preferred Stock	A-22
Parent Proprietary Product	A-31
Parent Real Property Leases	A-29
Parent Registered Intellectual Property	A-31
Parent Rights Agreement	A-32
Parent SEC Reports	A-25
Parent Stock Plan	A-22
Parent Stockholders Meeting	A-24
Parent Termination Fee	A-51
Parent Voting Proposal	A-24
person	A-53
Phantom Units	A-45
Qualified Plan	A-13
Registered Intellectual Property	A-18
Registration Statement	A-24
Regulation M-A Filing	A-41
Requisite Company Stock Approval	A-9
Requisite Parent Stockholder Approval	A-24
Right	A-2
Sarbanes-Oxley Act	A-11
SEC	A-9
Securities Act	A-24
Stock Acquisition Date	A-21
Stock Merger Consideration	A-2
Subsidiary	A-2
Subsidiary Documents	A-7
Superior Proposal	A-40
Surviving Corporation	A-1
Takeover Statute	A-21
Tax	A-17
Tax Opinions	A-47
Tax Returns	A-17
Taxes	A-17
WARN Act	A-16

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 9, 2004 and amended on December 3, 2004 (this “Agreement”), by and among Advanced Medical Optics, Inc., a Delaware corporation (“Parent”), Vault Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and VISX, Incorporated, a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved, and deems it advisable and in the best interest of its respective stockholders to consummate the business combination transaction provided for herein in which Merger Sub will merge with and into the Company (the “Merger”) in accordance with the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2 Effective Time. On the Closing Date (as defined in Section 1.7), Parent and the Company shall cause the Merger to be consummated by filing a duly executed and delivered certificate of merger as required by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing, or such other time as Parent and the Company shall specify in the Certificate of Merger, being the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the Certificate of Merger and as specified in the DGCL (including Section 259 of the DGCL).

Section 1.4 Certificate of Incorporation of the Surviving Corporation. At and after the Effective Time, the Certificate of Incorporation of Merger Sub (the “Merger Sub Charter”), as in effect immediately prior to the Effective Time, subject to the provisions of Section 6.11, shall be the Certificate of Incorporation of the Surviving Corporation, until amended in accordance with the DGCL, except that the name of the Surviving Corporation shall be “VISX, Incorporated.”

Section 1.5 Bylaws of the Surviving Corporation. At and after the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, subject to the provisions of Section 6.11, shall be the Bylaws of Merger Sub, until amended in accordance with the DGCL, except that the name of the Surviving Corporation shall be “VISX, Incorporated.”

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or Bylaws of the Surviving Corporation or as otherwise provided by Law.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or Bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.7 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Los Angeles Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Los Angeles, California on a date to be specified by Parent and the Company which shall be no later than the second business day after satisfaction or waiver of each of the conditions set forth in Article VII (other than the delivery of items to be delivered at Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or on such other date and such other time and place as Parent and the Company shall agree. The date on which the Closing shall occur is hereinafter referred to as the “Closing Date.”

ARTICLE II

CONVERSION AND EXCHANGE OF SECURITIES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any capital stock of Merger Sub:

(a) Company Common Stock. Subject to this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares referred to in Section 2.3), together with each associated “Right” (as defined in the Rights Agreement, dated as of August 3, 2000, between the Company and Fleet National Bank, as rights agent, as amended through the date hereof (the “Company Rights Agreement”)), shall be converted into the right to receive (i) 0.552 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“Parent Common Stock”) of Parent (the “Stock Merger Consideration”) and (ii) $3.50 in cash without interest (the “Cash Merger Consideration” and, together with the Stock Merger Consideration, the “Merger Consideration”), payable upon the surrender of the Certificates (as defined in Section 2.2(b)). From and after the Effective Time, all such shares of Company Common Stock, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(a), any cash in lieu of fractional shares payable pursuant to Section 2.2(d) and any dividends or other distributions to which such holder is entitled to pursuant to Section 2.2(c). Notwithstanding the foregoing, the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse split, reclassification, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, consolidation, exchange or other like change with respect to Parent Common Stock or Company Common Stock occurring (or having a record date) after the date of this Agreement and prior to the Effective Time.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock, together with each associated Right, that are (i) held by the Company as treasury shares or (ii) owned by Parent or any wholly owned Subsidiary (as defined below) of Parent, in each case immediately prior to the Effective Time, shall be cancelled and retired and shall cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor. As used in this Agreement, the word “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (A) such party or any other Subsidiary of such party is a general partner, manager or managing member, (B) such party or any

Subsidiary of such party owns in excess of a majority of the outstanding equity or voting securities or interests or (C) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(c) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Stock Options; Deferred Phantom Stock. Outstanding options to purchase shares of Company Common Stock and outstanding deferral accounts under the 1995 Director Plan (each, a “Phantom Unit Account”) shall be treated in the manner set forth in Section 6.10.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall designate a bank or trust company to act as Exchange Agent hereunder (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent shall deposit with or for the account of the Exchange Agent, for the benefit of the holders of Company Common Stock, stock certificates representing the shares of Parent Common Stock and an amount of cash sufficient to deliver to the holders of Company Common Stock (other than the Dissenting Shares) the aggregate Merger Consideration pursuant to Section 2.1(a), any cash in lieu of fractional shares payable pursuant to Section 2.2(d) and any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c) (such certificates for shares of Parent Common Stock and cash, together with cash in lieu of fractional shares and dividends or other distributions being hereinafter referred to as the “Exchange Fund”) deliverable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.

(b) Exchange Procedures. As soon as practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted pursuant to Section 2.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify that are not inconsistent with the terms of this Agreement), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive (A) certificates evidencing the Stock Merger Consideration which such holder has the right to receive pursuant to Section 2.1(a) in respect of the shares of Company Common Stock formerly evidenced by such Certificate, (B) the Cash Merger Consideration which such holder has the right to receive pursuant to Section 2.1(a) in respect of the shares of Company Common Stock formerly evidenced by such Certificate, (C) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(d), and (D) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), after giving effect to any tax withholdings required by applicable Law, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company as of the Effective Time, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate evidencing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 2.2(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed, from and after the Effective Time, for all corporate purposes, to represent only the right to receive upon surrender the Merger Consideration and any cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(d), in accordance with the terms of this Agreement.

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, in addition to the Merger Consideration deliverable therefore pursuant to Section 2.1, without interest, (A) the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(d) and (B) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Company Common Stock represented thereby) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the last reported sales price of Parent Common Stock at the end of regular trading hours on the New York Stock Exchange (the “NYSE”) on the Closing Date (the “Parent Closing Price”).

(e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise be in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or will have established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(f) Termination of Exchange Fund; No Liability. At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any portion of the Exchange Fund not disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Law) with respect to the Merger Consideration to which such holders are entitled pursuant to Section 2.1(a), any cash in lieu of fractional shares payable to such holders pursuant to Section 2.2(d) and any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c), upon due surrender of their Certificates, without any interest thereon. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Company Common Stock or Parent Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law following the passage of time specified therein.

(g) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person who was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Parent Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(h) No Further Ownership Rights in Company Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to such time. If, after such time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(i) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 2.1(a) as well as the other Merger Consideration as provided in this Article II and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.3 Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by a holder thereof who properly exercises and perfects appraisal rights for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will be paid for by the Surviving Corporation in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL, the right of such holder to such appraisal of its shares of Company Common Stock shall cease and such shares of Company Common Stock shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration to which any such holder is entitled pursuant to Section 2.1(a), any cash in lieu of fractional shares payable to any such holder pursuant to Section 2.2(d) and any dividends or other distributions to which any such holder is entitled pursuant to Section 2.2(c). The Company shall give Parent (a) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisals under the DGCL. The Company shall not, except with prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle, or settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or (iv) agree to do any of the foregoing.

Section 2.4 Alternative Merger Consideration. Notwithstanding anything in this Agreement to the contrary, in the event that the Tax Opinion condition set forth in Section 7.1(g) would not otherwise be satisfied with respect to the Merger, the amount of the aggregate Cash Merger Consideration shall be reduced to the minimum extent necessary and, subject to the following sentence, the aggregate Stock Merger Consideration shall be increased to the minimum extent necessary, to enable the Tax Opinion or Tax Opinions, as the case may be, to be rendered. For purposes of determining the number of additional shares of Parent Common Stock to be issued to stockholders of the Company pursuant to the preceding sentence, the Exchange Ratio shall be increased by an amount equal to the quotient obtained by dividing (A) the amount of the reduction in the Cash Merger Consideration by (B) the Parent Closing Price, provided, however, absent a change in law, solely for purposes of determining whether counsel may render the Tax Opinion or Tax Opinions, the value of the shares of Parent Common Stock shall be determined by using the average of the high and low trading price of the Parent Common Stock on the NYSE on the Closing Date.

Section 2.5 Material Adverse Effect.

(a) The term “Company Material Adverse Effect” means any change, effect or circumstance that (i) is materially adverse to the business, operation, properties or condition (financial or otherwise), of the Company and its Subsidiaries, taken as a whole, or (ii) materially adversely affects the consummation of the transactions contemplated hereby; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will or could be, a Company Material Adverse Effect: (A) any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, (B) any changes resulting from or arising out of general market, economic or political conditions in the industries in which the Company or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, (C) any changes resulting from or arising out of actions taken pursuant to (and required by) this Agreement or at the request of Parent or the failure to take any actions due to restrictions set forth in this Agreement, (D) any changes in the price or trading volume of the Company’s stock, in and of itself, (E) any failure by the Company to meet published revenue or earnings projections, in and of itself, (F) any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of the Company’s stockholders arising out of or related to this Agreement, the Merger or any other transactions contemplated hereby and (G) any changes arising out of or resulting from any delay with respect to the receipt by the Company or any of its Subsidiaries of pending regulatory approvals relating to its proposed product offerings of no longer than three months after the date that the Company has informed Parent it expects to obtain such pending regulatory approvals (provided that at all times during such period, such approvals are still pending and can be reasonably expected to be obtained within such period).

(b) The term “Parent Material Adverse Effect” means any change, effect or circumstance that (i) is materially adverse to the business, operation, properties or condition (financial or otherwise), of Parent and its Subsidiaries, taken as a whole, or (ii) materially adversely affects the consummation of the transactions contemplated hereby; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will or could be, a Parent Material Adverse Effect: (A) any changes resulting from or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on Parent and its Subsidiaries, taken as a whole, (B) any changes resulting from or arising out of general market, economic or political conditions in the industries in which Parent or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a substantially disproportionate impact on Parent and its Subsidiaries, taken as a whole, (C) any changes resulting from or arising out of actions taken pursuant to (and required by) this Agreement or at the request of the Company or the failure to take any actions due to restrictions set forth in this Agreement, (D) any changes in the price or trading volume of Parent’s stock, in and of itself, (E) any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of Parent’s stockholders arising out of or related to this Agreement, the Merger or any other transactions contemplated hereby, and (F) any failure by Parent to meet published revenue or earnings projections, in and of itself.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the written disclosure schedule prepared by the Company which is dated as of the date of this Agreement and has been delivered by the Company to Parent in connection herewith (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification; Subsidiaries. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Each of the Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. A true, complete and correct list of all of the Company’s Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, the authorized capitalization of each Subsidiary, and the percentage of each Subsidiary’s outstanding capital stock owned by the Company or another Subsidiary or affiliate of the Company, is set forth in Section 3.1 of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by the Company and comprising less than one percent of the outstanding stock of such company.

Section 3.2 Certificate of Incorporation and Bylaws. The Company has heretofore made available to Parent a true, complete and correct copy of its Amended and Restated Certificate of Incorporation, as amended to date (the “Company Charter”), and Bylaws, as amended to date (the “Company Bylaws”), and has furnished to Parent true, complete and correct copies of the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Subsidiary Documents”). The Company Charter, Company Bylaws and the Subsidiary Documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter or Company Bylaws and the Company’s Subsidiaries are not in violation of any of the provisions of their respective Subsidiary Documents.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 180,000,000 shares of Company Common Stock. As of November 4, 2004, (i) 49,610,200 shares of Company Common Stock are issued and outstanding, (ii) 500 shares of Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 1987 (Taunton) Stock Option Plan (the “1987 Plan”), (iii) 0 shares of Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 1990 Stock Option Plan (the “1990 Plan”), (iv) 8,848 shares of Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 1993 Flexible Stock Incentive Plan (the “1993 Plan”), (v) 390,655 shares of Company Common Stock are reserved for issuance upon exercise of awards and distribution pursuant to awards granted pursuant to the Company’s 1995 Director Option and Stock Deferral Plan (the “1995 Director Plan”), (vi) 2,718,910 shares of the Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 1995 Stock Plan (the “1995 Plan”), (vii) 25,961 shares of the Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 1996 Supplemental Stock Plan (the “1996 Plan”), (viii) 3,937,228 shares of Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the Company’s 2000 Stock Plan (the “2000 Plan”), (ix) 1,365,419 shares of Company Common Stock are reserved for issuance upon exercise of awards granted pursuant to the 2001 Nonstatutory Stock Option Plan (the “2001 Plan” and, together with the 1987 Plan, the 1990 Plan, the 1993 Plan, the 1995 Director Plan, the 1995 Plan, the 1996 Plan and the 2000 Plan, the “Company Stock Plans”), (x) 15,379,889 shares of Company Common Stock are issued and held in the treasury of the Company and (xi) no shares of Preferred Stock are issued and outstanding. Between November 4, 2004 and the date of this Agreement, the Company has not issued any securities (including derivative securities) except for shares of Company Common Stock issued upon exercise of stock options outstanding.

(b) Section 3.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all persons who, as of November 4, 2004 held outstanding awards to acquire shares of Company Common Stock (the “Company Stock Options”) under the Company Stock Plans or under any other equity incentive plan of the Company and its Subsidiaries, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted and the exercise price, date of grant, vesting schedule and expiration date thereof, including to the extent to which any vesting has occurred as of the date of this Agreement and whether (and to what extent) the vesting of such Company Stock Option will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. The Company has made available to Parent true, complete and correct copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options.

(c) Except as described in Section 3.3(a), no capital stock of the Company or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding as of the date of this Agreement. Except as described in Section 3.3(a), there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of capital stock of the Company or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of Company Common Stock or shares of capital stock of any such Subsidiary.

(d) All outstanding shares of the Company’s capital stock are, and all shares of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter or the Company Bylaws or any agreement to which the Company is a party or otherwise bound. None of the outstanding shares of Company Common Stock have been issued in violation of any federal or state securities Laws. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or a Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (collectively, “Liens”). There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

(e) The Company Common Stock constitutes the only class of securities of the Company or its Subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 3.4 Authority Relative to this Agreement; Stockholder Approval.

(a) Subject only to the approval of the stockholders of the Company as described below, the Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company (the “Company Board”). As of the date of this Agreement, the Company Board has unanimously determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company and has unanimously recommended that the stockholders of the Company adopt this Agreement and approve the Merger (the “Company Voting Proposal”). The action taken by the Company Board constitutes approval of the Merger and the other transactions contemplated hereby by the Company Board under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by

Parent and Merger Sub) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Except for the approval of the Company Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock entitled to vote at a meeting (the “Company Stockholders Meeting”) of the stockholders of the Company convened to consider and vote upon the Company Voting Proposal (the “Requisite Company Stock Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of any instrument required hereby to be executed and delivered by the Company at the Closing will not, and the performance by the Company of its agreements and obligations under this Agreement will not, (i) conflict with or violate the Company Charter or Company Bylaws or any Subsidiary Documents, (ii) in any material respect, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party or the Company (including monetary rights and obligations) under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, (x) any Identified Contract (as defined in Section 3.12) or (y) except would not reasonably be expected to have a Company Material Adverse Effect, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (v) other than the Company Stock Options, give rise to or result in any person having, or having the right to exercise, any pre-emptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of the Company or any of its Subsidiaries or any of their respective assets or properties.

(b) The execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of any instrument required hereby to be executed and delivered by the Company at the Closing will not, and the performance of its agreements and obligations under this Agreement by the Company will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any nation or government, any state, province or other political subdivision thereof or any multinational organization or body or other entity having or exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including any court, arbitrational tribunal, administrative or regulatory agency or commission or other governmental authority or instrumentality), whether domestic or foreign, (a “Governmental Entity”), except (i) as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) as may be required under any foreign antitrust or competition Law, (iii) the filing of the Joint Proxy Statement/Prospectus (as defined in Section 6.4) with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable U.S. federal and state or foreign securities Laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other clearances, consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Compliance; Permits.

(a) The Company and its Subsidiaries are and have been in material compliance with and are not in material default or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties is bound or affected (including, without limitation, federal or state criminal or civil health care Laws and the regulations promulgated pursuant to such Laws and Laws relating to unlawful practice of medicine or other professionally licensed activities).

(b) The Company and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of the business of the Company and its Subsidiaries taken as a whole as currently conducted (collectively, the “Company Permits”). The Company Permits are in full force and effect, have not been violated in any material respect and, to the Company’s Knowledge, no suspension, revocation or cancellation thereof has been threatened, and there is no action, proceeding or investigation pending or, to the Company’s Knowledge, threatened, seeking the suspension, revocation or cancellation of any Company Permits. No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement, other than as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by the Company since January 1, 2002 with the SEC (collectively, the “Company SEC Reports”). The Company SEC Reports, including all forms, reports and documents filed by the Company with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of Company SEC Reports filed after the date hereof, will be, prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by the Company with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of the Company is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Company SEC Reports, including any Company SEC Reports filed between the date of this Agreement and the Closing, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of the Company and its consolidated Subsidiaries for the periods indicated, except as otherwise explained therein and except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been made and are not expected to be material in amount, individually or in the aggregate. The audited balance sheet of the Company contained in the Company SEC Report on Form 10-K for the fiscal year ended December 31, 2003 is referred to herein as the “Company Balance Sheet.”

(c) The chief executive officer and chief financial officer of the Company have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

(the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NYSE.

(d) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Company SEC Reports, accurately reflects the revenues and costs relating to the Identified Contracts.

Section 3.8 Disclosure Controls and Procedures. Since December 31, 2003 the Company and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.9 Absence of Certain Changes or Events. From the date of the Company Balance Sheet and except as disclosed in the Company SEC Reports through the date hereof, the Company has conducted its business in the ordinary course of business consistent with past practice and, since such date and through the date hereof, there has not occurred: (i) any Company Material Adverse Effect; (ii) any amendments to or changes in the Company Charter, Company Bylaws or Subsidiary Documents; (iii) any material damage to, destruction or loss of any asset of the Company or any of its Subsidiaries (whether or not covered by insurance); (iv) any change by the Company in its accounting methods, principles or practices; (v) any revaluation by the Company of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice; (vi) any sale of a material amount of assets (tangible or intangible) of the Company or any of its Subsidiaries; (vii) any recalls, field notifications, field corrections or safety alerts with respect to products manufactured by or on behalf of the Company or any of its Subsidiaries; or (viii) any other action or event that would have required the consent of Parent pursuant to Section 5.1 had such action or event occurred after the date of this Agreement.

Section 3.10 No Undisclosed Liabilities.

(a) Except as reflected in the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, other than (i) any liabilities and obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) any liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s consolidated financial statements.

Section 3.11 Absence of Litigation; Investigations. Except as disclosed in the Company SEC Reports prior to the date of this Agreement, there are no material claims, actions, suits, proceedings, governmental investigations, inquiries or subpoenas (other than challenging or arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against the Company or any of its Subsidiaries or any of their respective properties or assets, (b) to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets or (c) whether filed or threatened, that have been settled or compromised by the Company or any Subsidiary within the three years prior to the date of this Agreement and at the time of such settlement or compromise were material which claims, actions, suits, proceedings investigations, inquiries or subpoenas referred to in clause (a) would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 3.12 Agreements, Contracts and Commitments.

(a) All of the Company Material Contracts (as defined below) that are required to be described in the Company SEC Reports (or to be filed as exhibits thereto) are so described or filed and are in full force and effect. Section 3.12(a) of the Company Disclosure Schedule contains a complete and accurate list of, and true and complete copies have been delivered or made available to Parent with respect to, all Company Material Contracts in effect as of the date hereof other than the Company Material Contracts which are listed as an exhibit to the Company’s most recent annual report on Form 10-K or a subsequent quarterly report on Form 10-Q or as otherwise set forth on Section 3.12(a) of the Company Disclosure Schedule. “Company Material Contracts” shall mean any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their assets are bound, and which either (i) has a remaining term of more than one year from the date hereof and (A) cannot be unilaterally terminated by the Company at any time, without material penalty, within thirty (30) days of providing notice of termination, and (B) involves the payment or receipt of money in excess of $500,000 per year, (ii) involves the payment or receipt of money in excess of $1,000,000 per year or (iii) contains covenants limiting the freedom of the Company or any of its Subsidiaries to sell any products or services of or to any other person, engage in any line of business or compete with any person or operate at any location, or (iv) is one of those agreements of the Company or its Subsidiaries identified on Section 3.12(a) of the Company Disclosure Schedule (the “Identified Contracts”); provided, however, that a Real Property Lease shall not be considered a Company Material Contract.

(b) As of the date of this Agreement, (i) there is no breach or violation of or default by the Company or any of its Subsidiaries under any of the Company Material Contracts, except such breaches, violations and defaults as have been waived, and (ii) no event has occurred with respect to the Company or any of its Subsidiaries which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under any of the Company Material Contracts, which breach, violation or default referred to in clauses (i) or (ii) with respect to the Company Material Contracts, other than the Identified Contracts, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Employee Benefit Plans, Options and Employment Agreements.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates or to which the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may have any liability for premiums or benefits (collectively, the “Company Employee Plans”). For purposes of this Agreement, the following terms shall have the following meanings: (i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving material compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of fringe benefits, perquisites, incentive compensation or post-retirement compensation and all employment, change in control, severance or similar agreements, written or otherwise, for the benefit of, or relating to, any current or former employee, officer or director of the Company or any of its Subsidiaries or Parent, as applicable, or any ERISA Affiliate; (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended; and (iii) “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or Parent, as applicable, or a Subsidiary.

(b) With respect to each Company Employee Plan, the Company has made available to Parent complete and accurate copies of (i) such Company Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all personnel, payroll and employment manuals and policies, and (vii) the most recent financial statements for each Company Employee Plan that is funded.

(c) Each Company Employee Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and in accordance with its terms and each of the Company, the Company’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Company Employee Plan and have timely made (or timely will make) all required contributions thereto. All filings and reports as to each Company Employee Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been timely submitted. With respect to the Company Employee Plans, no event has occurred, and, to the Company’s Knowledge, there exists no condition or set of circumstances in connection with which the Company, Parent or any of their respective Subsidiaries or any plan participant could be subject to any material liability (including penalties or taxes) under ERISA, the Code or any other applicable Law, nor will the negotiation or consummation of the transactions contemplated by this Agreement give rise to any such material liability.

(d) With respect to the Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company. The assets of each Company Employee Plan which is funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

(e) No Company Employee Plan (other than the Company Stock Plans) has assets that include securities issued by the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates.

(f) All the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan. To the

Company’s Knowledge, no such determination, opinion or advisory letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Qualified Plan that will result in material liability to the Company. Each Company Employee Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies in all material respects the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, as the case may be, for each plan year ending prior to the Closing Date for which testing is required to be completed.

(g) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained a Company Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(h) To the extent permitted by applicable Law, each Company Employee Plan (other than the Company Stock Plans or an employment, severance, change in control or similar agreement with an individual) is amendable and terminable unilaterally by the Company and any of the Company’s Subsidiaries party thereto or covered thereby at any time without material liability to the Company or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs.

(i) Other than as required under Section 601 et seq. of ERISA, none of the Company Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under the Company’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment. Section 3.13(i) of the Company Disclosure Schedule lists each Company Employee Plan which provides benefits after termination of employment (other than medical benefits required to be continued under Section 4980B of the Code and part 6 of Subtitle B of Title I of ERISA) and normal claims for benefits under the Company’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) and the present value of benefits accrued under each such Company Employee Plan are fully funded, fully covered by insurance or reflected on the Company Balance Sheet in accordance with GAAP.

(j) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Company’s Knowledge, threatened, with respect to any Company Employee Plan, other than claims for benefits in the ordinary course. No Company Employee Plan is or within the last three calendar years has been the subject of, or has received notice that it is the subject of, examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(k) To the Company’s Knowledge, each individual who has received compensation for the performance of services on behalf of the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Law.

(l) Each Company Employee Plan maintained or covering employees outside the United States, and the books and records thereof, is in material compliance with all applicable Laws of each applicable jurisdiction. Section 3.13(l) of the Company Disclosure Schedule lists each country in which the Company or any of its Subsidiaries or affiliates has operations and the number of employees in each such country.

(m) Section 3.13(m) of the Company Disclosure Schedule sets forth a true, complete and correct list of (i) all employment agreements with employees of the Company or any of its Subsidiaries; (ii) all employees or former employees of the Company or any of its Subsidiaries who have executed a non-competition agreement with the Company or any of its Subsidiaries; (iii) all severance agreements, programs and policies of the Company or any of its Subsidiaries with or relating to its employees, excluding programs and policies required to be maintained by Law; and (iv) all plans, programs, agreements and other arrangements of the

Company or any of its Subsidiaries pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement. True, complete and correct copies of each of the foregoing agreements to which any employee of the Company is a party have been made available to Parent.

(n) All contributions required to be made with respect to any Company Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Company Balance Sheet. There are no pending, threatened or reasonably anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Company Employee Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(o) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any Subsidiary of the Company to severance pay, or any other payment from the Company or any of its Subsidiaries or (ii) accelerate the time of payment or vesting, a lapse of repurchase rights or increase the amount of compensation due any such employee or officer. There is no Company Employee Plan or other contract, agreement, plan or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G (determined without regard to Section 280G(b)(4) of the Code) or 162(m) of the Code.

Section 3.14 Labor Matters.

(a) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(b) There are no personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Company and/or any of its Subsidiaries, other than those set forth in Section 3.14(b) of the Company Disclosure Schedule, true and complete copies or written summaries of which have heretofore been provided to Parent.

(c) There are no actions, suits, claims, grievances, investigations, or other proceedings pending or, to the Company’s Knowledge, threatened, between (i) the Company or any of its Subsidiaries (and/or any of their current or former officers, directors, employees, or representatives, in their capacities as such) and (ii) any of their respective current or former employees, consultants or independent contractors, or any applicant for employment or classes of the foregoing, or any Governmental Entity, which actions, suits, claims, grievances, investigations, or other proceedings have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and each of its Subsidiaries has good labor relations, and the Company, each of its Subsidiaries, and their respective employees, agents or representatives have not committed any unfair labor practice as defined in the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to (and none of the Company’s and/or any of its Subsidiaries’ properties or assets is bound by or subject to) any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization, trade union or works council. There are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of the Company and/or any of its Subsidiaries, and no employees of the Company and/or any of its Subsidiaries are represented by any labor union, labor organization, trade union or works council with respect to their employment with the Company and/or any of its Subsidiaries.

(e) To the Company’s Knowledge, there are no current labor union organizing activities with respect to any employees of the Company and/or any of its Subsidiaries, and no labor union, labor organization, trade union, works council, or group of employees of the Company and/or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s Knowledge there are no labor disputes, strikes, slowdowns, work stoppages, lockouts, or threats thereof, against or affecting the Company or any of its Subsidiaries.

(f) No employee of the Company or any of its Subsidiaries (i) to the Company’s Knowledge is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to the Company or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with the Company or any of its Subsidiaries.

(g) The Company and each of its Subsidiaries are and have been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local Law relating to plant closings and layoffs. Neither the Company nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law. Section 3.14(g) of the Company Disclosure Schedule contains a true and complete list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Company or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 3.14(g) of the Company Disclosure Schedule shall be updated immediately prior to the Closing with respect to the 90-day period prior to the Closing.

(h) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company and/or any of its Subsidiaries is a party.

Section 3.15 Properties; Encumbrances. Each of the Company and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Company Balance Sheet (except for personal property sold since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice). All properties and assets reflected in the Company Balance Sheet are free and clear of all Liens, except for Liens reflected on the Company Balance Sheet and Liens for current taxes not yet due and other Liens that do not materially detract from the value or impair the use of the property or assets subject thereto. Section 3.15 of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property owned, leased, subleased or licensed by the Company and the location of such premises. All material real property leases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party (collectively, the “Company Real Property Leases”) are either filed as exhibits to the Company SEC Reports or complete copies thereof have been delivered to or made available to Parent. Section 3.15 of the Company Disclosure Schedule lists all Company Real Property Leases other than the Company Real Property Leases which are listed as an exhibit to the Company’s most recent annual report on Form 10-K or a subsequent quarterly report on Form 10-Q. As of the date of this Agreement, (i) all Company Real Property Leases are in full force and effect (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies), (ii) there is no existing material breach or violation of or default by the Company or any of its Subsidiaries under any of the Company Real Property Leases, except such breaches, violations and defaults as have been waived in writing, (iii) no event has occurred with respect to the Company or any of its Subsidiaries which, with notice or lapse of time or both, would constitute a material breach, violation or default of any of the Company Real Property Leases, and (iv) to the Company’s Knowledge, there are no breaches, defaults or violations of any material obligations of the landlord under any Company Real Property Lease.

Section 3.16 Taxes.

(a) For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, fees, assessments, liabilities, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, or any agency or subdivision thereof, including (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and (ii) interest, penalties, fines, additional taxes and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, reports and information statements with respect to Taxes required to be filed with a taxing authority, domestic or foreign, including, consolidated, combined or unitary tax returns and any amendments to any of the foregoing.

(b) The Company and each of its Subsidiaries have filed with the appropriate taxing authorities all material Tax Returns required to be filed by them, and all such Tax Returns were true, complete and correct in all material respects. All Taxes required to be paid by the Company and each of its Subsidiaries have been timely paid. There are no Tax Liens on any assets of the Company or any Subsidiary thereof other than liens relating to Taxes not yet due and payable. Neither the Company nor any of its Subsidiaries has granted any outstanding waiver of any statute of limitations with respect to, or any outstanding extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes (exclusive of any accruals for “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) reflected in the Company Balance Sheet are adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with GAAP applied on a consistent basis with the Company Balance Sheet. All liabilities for Taxes attributable to the period commencing on the date following the date of the Company Balance Sheet were incurred in the ordinary course of business and are consistent in type and amount with Taxes attributable to similar prior periods.

(c) The Company and each of its Subsidiaries have timely withheld with respect to its employees all federal and state Taxes required to be withheld. Neither the Company nor any of its Subsidiaries has received any notice of any Tax deficiency outstanding, proposed or assessed against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice of any audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Tax Return of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreements with any entity other than the Company or any Company Subsidiary. Except for the group of which the Company and its Subsidiaries are now currently members, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. Neither the Company nor any of its Subsidiaries is liable for the Taxes of any person under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(d) To the extent requested by Parent, the Company made available to Parent complete and correct copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries with respect to all taxable years for which the statutes of limitation have not expired.

(e) Neither the Company nor any of its Subsidiaries has agreed nor is it required to make any material adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise prior to the Effective Time.

(f) Neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any tax shelter arrangement as described in Internal Revenue Service final regulations (T.D. 9046).

(i) The Company is not aware of any basis upon which the Internal Revenue Service could reasonably challenge the tax-free treatment of the spin-off of Parent by Allergan, Inc.

Section 3.17 Environmental Matters.

Except as disclosed in the Company SEC Reports, (a) the Company and its Subsidiaries are in compliance in all material respects with federal, state, local and foreign Laws and regulations relating to pollution, protection or preservation of human health or the environment, including, without limitation, Laws and regulations relating to emissions, discharges, releases or threatened releases of toxic or hazardous substances, materials or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon, or lead or lead-based paints or materials (“Materials of Environmental Concern”), or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon (collectively, “Environmental Laws”), and including, but not limited to, compliance with any Company Permits or other governmental authorizations or the terms and conditions thereof; (b) neither the Company nor any of its Subsidiaries has received any communication or notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws by any of the Company or its Subsidiaries or for which the any of them is responsible, and there is no pending or threatened claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company or its Subsidiaries, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law (collectively, “Environmental Claims”), except where such Environmental Claims would not reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports; and (c) there are no past or present facts or circumstances that could reasonably be expected to form the basis of any Environmental Claim against the Company or its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or its Subsidiaries have retained or assumed either contractually or by operation of Law, except where such Environmental Claim, if made, would not have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports. The Company has provided to Parent and Merger Sub all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company regarding environmental matters pertaining to or the environmental condition of the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or its Subsidiaries with any Environmental Laws.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth as of the date hereof a true, complete and correct list of all Company Registered Intellectual Property. All of the Company Registered Intellectual Property is owned solely by the Company or one of its Subsidiaries. “Registered Intellectual Property” means U.S. and foreign (i) patents and pending patent applications; (ii) trademark registrations (including Internet domain registrations) and pending trademark applications; and (iii) copyright registrations and pending copyright applications. “Company Registered Intellectual Property” means all Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(b) The Company or one or more of its Subsidiaries owns, or has a valid right to use all of the material Intellectual Property (as defined below) that is used in the business of the Company and its Subsidiaries as currently conducted.

(c) The Registered Intellectual Property that is used in the business of the Company or any of its Subsidiaries as currently conducted, is, to the Company’s Knowledge, subsisting (except with respect to applications), and has not expired or been cancelled, or abandoned.

(d) There is no pending or, to the Company’s Knowledge, threatened, and at no time within the three years prior to the date of this Agreement has there been pending any, material suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal or in any jurisdiction alleging that any activities or conduct of the Company’s or any of its Subsidiaries’ business infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any third party or challenging the ownership, validity, enforceability or registerability of any Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings which (i) restrict the Company’s or any of its Subsidiaries’ rights to use any Intellectual Property owned by and material to the business of the Company or any of its Subsidiaries as currently conducted, (ii) restrict the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any Intellectual Property owned by and used in the business of the Company or any of its Subsidiaries as currently conducted.

(e) To the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, violate or constitute the unauthorized use of any Intellectual Property rights owned by any third party. The Company and its Subsidiaries have taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by the Company or such Subsidiary that is material to the business of the Company and its Subsidiaries as currently conducted. To the Company’s Knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries as currently conducted, and no Intellectual Property misappropriation, infringement dilution or violation suits, arbitrations or other adversarial proceedings have been brought before any court, government agency or arbitral tribunal against any third party by the Company or any of its Subsidiaries which remain unresolved.

(f) Neither the Company nor any of its Subsidiaries has (i) delivered (or granted a conditional release of) any of its source code contained in any material proprietary product currently being marketed, sold, licensed or developed by the Company or any of its Subsidiaries (each such product, a “Company Proprietary Product”), or (ii) made its source code contained in any Company Proprietary Product subject to any open source license or any of its Subsidiaries is obligated to make the source code for such Proprietary Product generally available.

(g) The Company does not have any obligation to pay any third party any royalties or other fees in excess of $1 million in the aggregate in calendar year 2004 or any annual period thereafter for the use of Intellectual Property and no obligation to pay such royalties or other fees in excess of $1 million in the aggregate will result from the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement.

(h) Neither the Company nor any of its Subsidiaries is in violation of any material license, sublicense, agreement or instrument to which the Company or any of its Subsidiaries is party or otherwise bound under which the Company or its Subsidiaries derive rights to Intellectual Property that is material to the Company’s or its Subsidiaries’ business as currently conducted, nor will the consummation by the Company of the transactions contemplated hereby result in any loss or impairment of ownership by the Company or any of its Subsidiaries of, or the right of any of them to use, any Intellectual Property that is material to the business of the Company and its Subsidiaries as currently conducted, nor, to the Company’s Knowledge, require the consent of any Governmental Entity or third party with respect to any such Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any agreement under which a third party would be entitled to receive or expand a license or any other right to any material Intellectual Property of Parent or any of Parent’s affiliates as a result of the consummation of the transactions contemplated by this Agreement.

(i) For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, trade names, and internet domain names, together with all goodwill, registrations and applications related to the foregoing; patents and industrial design registrations or applications (including any continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications for any of the foregoing); rights in works of authorship protected by copyright for E.U. design registrations; copyrights (including any registrations and applications for any of the foregoing); rights in mask works rights and trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

Section 3.19 FDA Compliance.

(a) All products currently being manufactured, tested, developed, processed, labeled, stored or distributed by or on behalf of the Company or any of its Subsidiaries, which are subject to the jurisdiction of the U.S. Food and Drug Administration (the “FDA”), are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed in compliance with all applicable Laws, guidances or orders administered or issued by the FDA or any other Governmental Entity, including without limitation, the FDA’s current Good Manufacturing Practice regulations, except where any failure to so comply would not, individually or in the aggregate, have a Company Material Adverse Effect. All applicable operations of the Company and each of its Subsidiaries have achieved and maintained ISO 13485 Quality System certification, and there is no pending or, to the Company’s Knowledge threatened, audit, repeal, failure to renew or challenge to any such certifications. All products being manufactured by the Company or any of its Subsidiaries are in compliance with applicable registration, licensing and notification requirements required by applicable Law for each site at which a product of the Company or any of its Subsidiaries is manufactured except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pre-clinical and clinical trials being conducted by or on behalf of the Company or any of its Subsidiaries are being conducted in compliance with all applicable Laws and guidances of the FDA or any other Governmental Entity, including without limitation, the FDA’s current Good Clinical Practice regulations and federal and state Laws, regulations and guidances restricting the use and disclosure of individually identifiable health information except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is the subject, officially or otherwise, of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its Subsidiaries has committed any act, made any statement, or failed to make any statement that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. To the Company’s Knowledge, each product distributed, sold or leased, or service rendered, by the Company or any of its Subsidiaries complies in all material respects with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity.

(b) The Company and each of its Subsidiaries is in compliance with all applicable FDA import and export requirements, including, but not limited to, import-for-export requirements, export notifications or authorizations and record keeping requirements except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20 Brokers.

No broker, finder or investment banker (other than Goldman, Sachs & Co., whose brokerage, finder’s or other fees will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co. pursuant to which such firm would be entitled to any such payment.

Section 3.21 Anti-Takeover Statute Not Applicable. Except for Section 203 of the DGCL (which has been rendered inapplicable), no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the Laws of the State of Delaware or the State of California or other applicable Law (each, a “Takeover Statute”) is applicable to the Merger or any of the other transactions contemplated by this Agreement.

Section 3.22 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by the Company or any of its Subsidiaries have been made available to Parent. Each such policy is in full force and effect and all premiums due thereon have been paid in full. None of such policies shall terminate or lapse (or be otherwise adversely affect) by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 3.23 Rights Agreement. The Company has taken all action necessary to ensure that so long as this Agreement shall not have been terminated pursuant to Article VIII, (i) neither Parent nor Merger Sub shall, by virtue of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, be deemed an “Acquiring Person” (as that term is defined in the Company Rights Agreement), (ii) no Rights are issued or required to be issued to the stockholders of the Company by virtue of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (iii) neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated in this Agreement will trigger any other provisions of the Company Rights Agreement, including giving rise to a “Distribution Date” or a “Stock Acquisition Date” (each as defined in the Company Rights Agreement). As of the date hereof, the Company has not amended the Company Rights Agreement, redeemed the Rights thereunder or taken any other action to make the Company Rights Agreement or the Rights thereunder inapplicable, in each case, with respect to (a) any person or entity other than Parent or Merger Sub or (b) any Acquisition Proposal (as defined in Section 6.2(a)).

Section 3.24 Interested Party Transactions. Since December 31, 2003, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

Section 3.25 Opinion of Financial Advisor of the Company. The financial advisor of the Company, Goldman, Sachs & Co., has delivered to the Company its opinion, dated the date of this Agreement, that as of such date, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company. The Company has provided a true, complete and correct copy of such opinion to Parent. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as set forth in the written disclosure schedule prepared by Parent which is dated as of the date of this Agreement and has been delivered by Parent to the Company in connection herewith (the “Parent Disclosure Schedule”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Merger Sub. Parent and each of its Subsidiaries (including Merger Sub) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries (including Merger Sub) is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent owns all of the outstanding shares of capital stock of Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person. Merger Sub does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent and comprising less than one percent of the outstanding stock of such company.

Section 4.2 Certificate of Incorporation and Bylaws. Parent has heretofore made available to the Company a true, complete and correct copy of its Amended and Restated Certificate of Incorporation, as amended to date (the “Parent Charter”), and Amended and Restated Bylaws, as amended to date (the “Parent Bylaws”), and has furnished to the Company true, complete and correct copies of the Certificate of Incorporation (the “Merger Sub Charter Documents”). The Parent Charter, Merger Sub Charter Documents and the charter documents for each of Parent’s Subsidiaries (the “Parent Sub Documents”) are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter or Parent Bylaws and Merger Sub is not in violation of any of the provisions of the Merger Sub Charter Documents, and none of Parent’s other Subsidiaries is in violation of its respective Parent Sub Documents.

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of November 5, 2004, (i) 36,754,675 shares of Parent Common Stock are issued and outstanding (ii) no shares of Parent Preferred Stock are issued and outstanding (iii) 8,700,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s 2002 Incentive Compensation Plan (the “Parent Stock Plan”); (iv) 2,900,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s Employee Stock Purchase Plan and Parent’s International Stock Purchase Plan; (v) 400,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s 401(k) Plan; (vi) 150,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s Irish Savings Related Share Option Scheme; (vii) 150,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s AMO (Ireland) Share Participation Scheme; (viii) 6,966,575 shares of Parent Common Stock are reserved for issuance upon conversion of Parent’s 2.5 % Convertible Senior Subordinated Notes due 2024; (ix) 6,816,796 shares of Parent Common Stock are reserved for issuance upon conversion of Parent’s 3.5 % Convertible Senior Subordinated Notes due 2023 (the “3.5% Notes”); (x) 7,947,482 shares of Parent Common Stock are reserved for issuance in private exchanges for Parent’s 3.5% Notes; and (xi) 1,379 shares of Parent Common Stock are issued and held in the treasury of Parent. Between November 5, 2004 and the date of this Agreement, Parent has not issued any securities (including derivative securities) except for shares of Parent Common Stock issued upon exercise of stock options outstanding.

(b) Except as described in Section 4.3(a) no capital stock of the Parent or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock is issued, reserved for issuance or outstanding as of the date of this Agreement. Except as described in Section 4.3(a), there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries is bound, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Parent), of Parent or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of Parent Common Stock or shares of capital stock of any such Subsidiary.

(c) All outstanding shares of Parent’s capital stock are, all shares of Parent Common Stock reserved for issuance as specified above will be, and all shares of Parent Common Stock to be issued in the Merger have been or will be (when issued in accordance with this Agreement), duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any agreement, arrangement or understanding to which Parent is a party or otherwise bound. The Parent Common Stock to be issued in the Merger, when issued in accordance with this Agreement, will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and registered or exempt from registration under any applicable state securities or “Blue Sky” Laws.

(d) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are issued and outstanding and fully paid and nonassessable. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.

(e) There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Parent.

Section 4.4 Authority Relative to this Agreement; Stockholder Approval.

(a) Subject only to the approval of the stockholders of Parent as described below, Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub. As of the date of this Agreement, the Parent Board has unanimously determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Parent and has unanimously recommended that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the Merger (the “Parent Voting Proposal”). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Except for the approval of Parent Voting Proposal by the affirmative vote of the holders of a majority of the shares of Parent Common Stock present and entitled to vote at a meeting (the “Parent Stockholders Meeting”), of the stockholders of Parent to consider Parent Voting Proposal (the “Requisite Parent Stockholder Approval”), no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated hereby.

Section 4.5 No Conflict, Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, the execution and delivery by Parent and Merger Sub of any instrument required hereby to be executed and delivered at the Closing will not, and the performance by Parent and Merger Sub of their respective agreements and obligations under this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter, the Parent Bylaws or the Merger Sub Charter Documents or any Parent Sub Documents, (ii) in any material respect, conflict with or violate any Law applicable to Parent, Merger Sub or any of its Subsidiaries by which its or any of their respective properties is bound or affected, (iii) except as would not reasonably be expected to have a Parent Material Adverse Effect, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) or impair Parent’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their properties is bound or affected, or (iv) other than options under the Parent Stock Plans, give rise to or result in any person having, or having the right to exercise, any pre-emptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Parent or Merger Sub or any of its Subsidiaries or any of their respective assets or properties.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, the execution and delivery by Parent and Merger Sub of any instrument required hereby to be executed and delivered at the Closing will not, and the performance of the respective agreements of, and obligations under, this Agreement by Parent and Merger Sub will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law or regulation, (iii) the filing of the Registration Statement on Form S-4 (the “Registration Statement”) with the SEC in accordance with the Securities Act, and the filing of the Joint Proxy Statement/Prospectus (as defined in Section 6.4) with the SEC under the Exchange Act, (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings or notifications which, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Compliance; Permits.

(a) Parent and each of its Subsidiaries are and have been in material compliance with and are not in material default or violation of (and has not received any notice of material non-compliance, default or violation with respect to) any Law applicable to them or by which any of their respective properties are bound or affected (including, without limitation, federal or state criminal or civil health care Laws and the regulations promulgated pursuant to such Laws and Laws relating to unlawful practice of medicine or other professionally licensed activities).

(b) Parent and each of its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Entities that are material to the operation of their respective business as currently conducted (collectively, the “Parent Permits”). The Parent Permits are in full force and effect, have not been violated in any material respect and no suspension, revocation or cancellation thereof has been threatened, and there is no action, proceeding or investigation pending or, to Parent’s Knowledge, threatened, seeking the suspension, revocation or cancellation of any Parent Permits. No Parent Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement, other than as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Parent since its inception with the SEC (collectively, the “Parent SEC Reports”). The Parent SEC Reports, including all forms, reports and documents filed by Parent with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of Parent SEC Reports filed after the date hereof, will be, prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) and, in the case of such forms, reports and documents filed by Parent with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Parent is required to file any forms, report, schedules or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Parent SEC Reports, including any Parent SEC Reports filed between the date of this Agreement and the Closing, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of the operations and cash flows of Parent and its consolidated Subsidiaries for the periods indicated, except as otherwise explained therein and except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been made and are not expected to be material in amount, individually or in the aggregate. The audited balance sheet of Parent contained in the Parent SEC Report on Form 10-K for the fiscal year ended December 31, 2003 is referred to herein as the “Parent Balance Sheet.”

(c) The chief executive officer and chief financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the statements contained in any such certifications are complete and correct, and Parent is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards and corporate governance rules of the NYSE.

Section 4.8 Disclosure Controls and Procedures. Since December 31, 2003, Parent and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Parent maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.9 Absence of Certain Changes or Events. From the date of the Parent Balance Sheet and except as disclosed in the Parent SEC Reports through the date hereof, Parent has conducted its business in the ordinary course of business consistent with past practice and, since such date and through the date hereof, there has not occurred: (i) any Parent Material Adverse Effect; (ii) any amendments to or changes in the Parent Charter or Parent Bylaws; (iii) any material damage to, destruction or loss of any asset of Parent or any of its Subsidiaries (whether or not covered by insurance); (iv) any change by Parent in its accounting methods, principles or practices; (v) any revaluation by Parent of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice; (vi) any sale of a material amount of assets (tangible or intangible) of Parent or any of its Subsidiaries; or (vii) any recalls, field notifications, field corrections or safety alerts with respect to products manufactured by or on behalf of Parent or any of its Subsidiaries or (viii) any other action or event that would have required the consent of the Company pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

Section 4.10 No Undisclosed Liabilities.

(a) Except as reflected in the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are required by GAAP to be set forth on a consolidated balance sheet of Parent and its consolidated Subsidiaries or in the notes thereto, other than (i) any liabilities and obligations incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, (ii) any liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any of its Subsidiaries in the Parent’s consolidated financial statements.

Section 4.11 Absence of Litigation; Investigations. Except as disclosed in the Parent SEC Reports prior to the date of this Agreement, there are no claims, actions, suits, proceedings, governmental investigations, inquiries or subpoenas (other than challenging or otherwise arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against Parent or any of its Subsidiaries, or any of their respective properties or assets, (b) to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets or (c) whether filed or threatened, that have been settled or compromised by Parent or any of its Subsidiaries since June 29, 2002 and at the time of such settlement or compromise were material, which claims, actions, suits, proceedings investigations, inquiries or subpoenas referred to in clause (a) would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Subsidiaries of Parent is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 4.12 Agreements, Contracts and Commitments.

(a) All of the Parent Material Contracts (as defined below) that are required to be described in the Parent SEC Reports (or to be filed as exhibits thereto) are so described or filed and are in full force and effect. “Parent Material Contracts” shall mean any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their Assets are bound, and which either (i) has a remaining term of more than one year from the date hereof and (A) cannot be unilaterally terminated by Parent at any time, without material penalty, within thirty (30) days of providing notice of termination, and (B) involves the payment or receipt of money in excess of $7.5 million in any year, (ii) involves the payment or receipt of money in excess of $10 million in any year, or (iii) contains covenants limiting the freedom of Parent or any of its Subsidiaries to sell any products or services of or to any other person, engage in any line of business or compete with any person or operate at any location; provided, however, that a Real Property Lease shall not be considered a Parent Material Contract.

(b) As of the date of this Agreement, (i) there is no breach or violation of or default by Parent or any of its Subsidiaries under any of the Parent Material Contracts, except such breaches, violations and defaults as have been waived, and (ii) no event has occurred with respect to Parent or any of its Subsidiaries which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under any of the Parent Material Contracts, which breach, violation or default referred to in clauses (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Employee Benefit Plans, Options and Employment Agreements.

(a) Section 4.13(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates or to which Parent, any of its Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may have any liability for premiums or benefits for the benefit of employees located in the United States (collectively, the “Parent Employee Plans”).

(b) With respect to each Parent Employee Plan, Parent has made available to the Company complete and accurate copies of (i) such Parent Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all personnel, payroll and employment manuals and policies, and (vii) the most recent financial statements for each Parent Employee Plan that is funded.

(c) Each Parent Employee Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and materially in accordance with its terms and each of Parent, its Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Parent Employee Plan and have timely made (or timely will make) all required contributions thereto. All filings and reports as to each Parent Employee Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been timely submitted. With respect to the Parent Employee Plans, no event has occurred, and, to Parent’s Knowledge, there exists no condition or set of circumstances in connection with which Parent, its Subsidiaries or any plan participant could be subject to any material liability (including penalties or taxes) under ERISA, the Code or any other applicable Law, nor will the negotiation or consummation of the transactions contemplated by this Agreement give rise to any such material liability.

(d) With respect to the Parent Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of Parent. The assets of each Parent Employee Plan which is funded are reported at their fair market value on the books and records of such Parent Employee Plan.

(e) No Parent Employee Plan has assets that include securities issued by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates.

(f) All the Parent Employee Plans that are Qualified Plans have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Parent Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Parent has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan. To Parent’s Knowledge, no such determination, opinion or advisory letter has been revoked and revocation has not been threatened, and no such Parent Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Qualified Plan that will result in material liability to Parent. Each Parent Employee Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies in all material respects the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, as the case may be, for each plan year ending prior to the Closing Date for which testing is required to be completed.

(g) Neither Parent, any of its Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained a Parent Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA. No Parent Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(h) To the extent permitted by applicable Law, each Parent Employee Plan (other than the Parent Stock Plans or an employment, severance, change in control or similar agreement with an individual) is amendable and terminable unilaterally by Parent or one or more of its Subsidiaries party thereto or covered thereby at any time without material liability to Parent or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and routine administrative costs.

(i) Other than as required under Section 601 et seq. of ERISA, none of the Parent Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under the Parent’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.

(j) There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to Parent’s Knowledge, threatened, with respect to any Parent Employee Plan, other than claims for benefits in the ordinary course. No Parent Employee Plan is or within the last two calendar years has been the subject of, or has received notice that it is the subject of, examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(k) To Parent’s Knowledge, each individual who has received compensation for the performance of services on behalf of Parent, any of its Subsidiaries or their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Law.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Employee Benefit Plan maintained by Parent, any of its Subsidiaries or any of their ERISA Affiliates that covers employees outside the United States, and the books and records thereof, (i) such plan is in compliance with all applicable Laws of each applicable jurisdiction; (ii) there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to Parent’s Knowledge, threatened, with respect to such plan, other than claims for benefits in the ordinary course; (iii) all liabilities with respect to such plan are set forth on a consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto in accordance with GAAP; and (iv) no such plan is or within the last two calendar years has been the subject of, or has received notice that it is the subject of, an examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program that has given rise to or is reasonably expected to give rise to any liability.

(m) True, complete and correct copies of each of the following agreements to which any employee of Parent is a party have been made available to the Company: (i) all employment agreements with employees of Parent; (ii) all employees or former employees of Parent who have executed a non-competition agreement with Parent; (iii) all severance agreements, programs and policies of Parent or any of its Subsidiaries with or relating to its employees, excluding programs and policies required to be maintained by Law; and (iv) all plans, programs, agreements and other arrangements of Parent or any of its Subsidiaries pursuant to which payments (or acceleration of benefits or vesting of options or lapse of repurchase rights) may be required upon, or may become payable directly or indirectly as a result of or in connection with, the negotiation or consummation of the transactions contemplated by, or the execution of, this Agreement.

(n) All contributions required to be made with respect to any Parent Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Parent’s Balance Sheet. There are no pending, threatened or reasonably anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Parent Employee Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(o) The negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of Parent or any of its Subsidiaries to severance pay, or any other payment from Parent or any of its Subsidiaries or (ii) accelerate the time of payment or vesting, cause a lapse of repurchase rights or increase the amount of compensation due any such employee or officer. There is no Parent Employee Plan or other contract, agreement, plan or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G (determined without regard to Section 280G(b)(4) of the Code) or 162(m) of the Code.

Section 4.14 Labor Matters. (a) Parent and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment, employment practices and occupational safety and health, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practices; (b) to Parent’s Knowledge, there are no actions, suits, claims or grievances pending or threatened, between Parent or any of its Subsidiaries and any of its employees, consultants or independent contractors, which actions, suits, claims or grievances have or would reasonably be expected to have a Parent Material Adverse Effect; (c) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent in the United States, nor does Parent nor any of its Subsidiaries know of any current activities or proceedings of any labor union to organize any such employees; and (d) to Parent’s Knowledge, there are no labor disputes, strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of, or consultants or independent contractors to, Parent or any of its Subsidiaries in the United States.

Section 4.15 Properties; Encumbrances. Parent and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the Parent Balance Sheet (except for personal property sold since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice). All properties and assets reflected in the Parent Balance Sheet are free and clear of all Liens, except for Liens reflected on the Parent Balance Sheet and Liens for current taxes not yet due and other Liens that do not materially detract from the value or impair the use of the property or assets subject thereto. All material real property leases, licenses or other occupancy agreements to which Parent or any of its Subsidiaries is a party (collectively, the “Parent Real Property Leases”) are either filed as exhibits to the Parent SEC Reports or complete copies thereof have been delivered to or made available to the Company. As of the date of this Agreement, (i) all Parent Real Property Leases are in full force and effect (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies); (ii) there is no existing material breach or violation of or default by Parent under any of the Parent Real Property Leases; (iii) no event has occurred with respect to Parent which, with notice or lapse of time or both, would constitute a material breach, violation or default of any of the Parent Real Property Leases; and (iv) to Parent’s Knowledge, there are no material breaches, defaults or violations of any obligations of the landlord under any Parent Real Property Lease.

Section 4.16 Taxes.

(a) Parent and each of its Subsidiaries have filed with the appropriate taxing authorities all material Tax Returns required to be filed by them and all such Tax Returns were true, complete and correct in all material respects. All Taxes required to be paid by Parent and each of its Subsidiaries have been timely paid. There are no Tax Liens on any assets of Parent or any of its Subsidiaries other than Liens relating to Taxes not yet due and payable. Neither Parent nor any of its Subsidiaries has granted any outstanding waiver of any statute of limitations with respect to, or any outstanding extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes (exclusive of any accruals for “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) reflected in the Parent Balance Sheet are adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with GAAP applied on a consistent basis with the Parent Balance Sheet. All liabilities for Taxes attributable to the period commencing on the date following the date of the Parent Balance Sheet were incurred in the ordinary course of business and are consistent in type and amount with Taxes attributable to similar prior periods.

(b) Parent and each of its Subsidiaries have timely withheld with respect to its employees all federal and state Taxes required to be withheld. Neither parent nor any of its Subsidiaries has received any notice of any Tax deficiency outstanding, proposed or assessed against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has received any written notice of any audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Tax Return of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreements with any entity other than Parent or any Parent Subsidiary. Except for the group of which Parent and its Subsidiaries are now currently members, neither Parent nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. Neither Parent nor any of its Subsidiaries is liable for the Taxes of any person under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(c) To the extent requested by the Company, Parent made available to the Company complete and correct copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Parent or any of its Subsidiaries with respect to all taxable years for which the statutes of limitation have not expired.

(d) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any tax shelter arrangement as described in Internal Revenue Service final regulations (T.D. 9046.).

(f) Parent is not aware of any basis upon which the Internal Revenue Service could reasonably challenge the tax-free treatment of the spin-off of Parent by Allergan, Inc.

Section 4.17 Environmental Matters. Except as disclosed in the Parent SEC Reports, (a) Parent and its Subsidiaries are in compliance in all material respects with federal, state, local and foreign Laws and regulations relating to Materials of Environmental Concern, or otherwise relating to Environmental Laws, and including, but not limited to, compliance with any Parent Permits or other governmental authorizations or the terms and conditions thereof; (b) neither Parent nor any of its Subsidiaries has received any communication or notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws by Parent or any of its Subsidiaries for which it is responsible, and there is no pending or threatened claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to Environmental Claims, except where such Environmental Claims would not have a Parent Material Adverse Effect or otherwise require disclosure in the Parent SEC Reports; and (c) there are no past or present facts or circumstances that could reasonably be expected to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim Parent has retained or assumed either contractually or by operation of Law, except where such Environmental Claim, if made, would not have a Parent Material Adverse Effect or otherwise require disclosure in the Parent SEC Reports. Parent has provided to the Company all third party, non-privileged assessments, reports, data, results of investigations or audits in the possession of Parent regarding environmental matters pertaining to the environmental condition of the business of Parent and its Subsidiaries, or the compliance (or noncompliance) by Parent or its Subsidiaries with any Environmental Laws.

Section 4.18 Intellectual Property.

(a) All of the Parent Registered Intellectual Property is owned solely by Parent or one of its Subsidiaries. “Parent Registered Intellectual Property” means all Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(b) Parent or one or more of its Subsidiaries owns, or has a valid right to use all of the material Intellectual Property that is used in the business of Parent and its Subsidiaries as currently conducted.

(c) The material Intellectual Property that is used in the business of Parent or any of its Subsidiaries as currently conducted, is to Parent’s Knowledge subsisting (except with respect to applications), and has not expired or been cancelled, or abandoned.

(d) There is no pending or, to Parent’s Knowledge, threatened, and at no time since June 29, 2002 through to the date of this Agreement has there been pending any, material suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal or in any jurisdiction alleging that any activities or conduct of Parent’s or any of its Subsidiaries’ business infringes or will infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any third party or challenging the ownership, validity, enforceability or registerability of any Intellectual Property owned by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings which (i) materially restrict Parent’s or any of its Subsidiaries’ rights to use any Intellectual Property owned by and material to the business of Parent or any of its Subsidiaries as currently conducted, (ii) materially restrict the conduct of the business of Parent or any of its Subsidiaries as currently conducted in order to accommodate any third party’s Intellectual Property rights, or (iii) permit third parties to use any Intellectual Property owned by and material to the business of Parent or any of its Subsidiaries as currently conducted.

(e) To Parent’s Knowledge, the conduct of the business of Parent and its Subsidiaries as currently conducted does not infringe upon, violate or constitute the unauthorized use of any Intellectual Property rights owned by any third party. Parent and its Subsidiaries have taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by Parent and such Subsidiary that is material to the business of Parent and its Subsidiaries as currently conducted. To Parent’s Knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by Parent or any of its Subsidiaries that is material to the business of Parent and its Subsidiaries as currently conducted, and no material Intellectual Property misappropriation, infringement dilution or violation suits, arbitrations or other adversarial proceedings have been brought before any court, government agency or arbitral tribunal against any third party by Parent or any of its Subsidiaries which remain unresolved.

(f) Neither the Parent nor any of its Subsidiaries has delivered (or granted a conditional release of) any of its source code contained in any material proprietary product currently being marketed, sold, licensed or developed by Parent or any of its Subsidiaries (each such product, a “Parent Proprietary Product”).

(g) Neither the Parent nor any of its Subsidiaries is in violation of any material license, sublicense, agreement or instrument to which the Parent or any of its Subsidiaries is party or otherwise bound under which the Parent or its Subsidiaries derive rights to Intellectual Property that is material to the Parent’s or its Subsidiaries’ business as currently conducted.

Section 4.19 FDA Compliance.

(a) All products currently being manufactured, tested, developed, processed, labeled, stored or distributed by or on behalf of Parent or any of its Subsidiaries, which are subject to the jurisdiction of the FDA, are being manufactured, tested, developed, processed, labeled, stored, distributed, and marketed in compliance with all applicable Laws, guidances or orders administered or issued by the FDA or any other Governmental Entity, including without limitation, the FDA’s current Good Manufacturing Practice regulations, except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All applicable operations of Parent and each of its Subsidiaries have achieved and maintained ISO 13485 Quality System certification, and there is no pending or, to Parent’s Knowledge threatened, audit, repeal, failure to renew or challenge to any such certifications. All products being manufactured by Parent or any of its Subsidiaries are in compliance with applicable registration, licensing and notification requirements required by applicable Law for each site at which a product of Parent or any of its Subsidiaries is manufactured except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pre-clinical and clinical trials being conducted by or on behalf of Parent or any of its Subsidiaries are being conducted in compliance with all applicable Laws and guidances of the FDA or any other Governmental Entity, including without limitation, the FDA’s current Good Clinical Practice regulations and federal and state Laws, regulations and guidances restricting the use and disclosure of individually identifiable health information except where any failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is not the subject, officially or otherwise, of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither Parent nor any of its Subsidiaries has committed any act, made any statement, or failed to make any statement that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. To Parent’s Knowledge, each product distributed, sold or leased, or service rendered, by Parent or any of its Subsidiaries complies in all material respects with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity.

(b) The Parent and each of its Subsidiaries is in compliance with all applicable FDA import and export requirements, including, but not limited to, import-for-export requirements, export notifications or authorizations and record keeping requirements except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.20 Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated whose brokerage, finder’s or other fee will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent has furnished to the Company a complete and correct copy of all agreements between Parent and Morgan Stanley & Co. Incorporated pursuant to which such firm would be entitled to any such payment.

Section 4.21 Anti-Takeover Statute Not Applicable. Except for Section 203 of the DGCL (which has been rendered inapplicable), no Takeover Statute is applicable to the Merger or any of the other transactions contemplated by this Agreement.

Section 4.22 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Parent have been made available to the Company. Each such policy is in full force and effect and all premiums due thereon have been paid in full. None of such policies shall terminate or lapse (or be otherwise adversely affect) by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 4.23 Parent Rights Agreement. As of the date hereof, Parent has not amended the Rights Agreement, dated as of June 24, 2002, between Parent and Mellon Investor Services LLC, as Rights Agent (the “Parent Rights

Agreement”), redeemed the Rights thereunder or taken any other action to make the Parent Rights Agreement or the Rights thereunder inapplicable, in each case, with respect to (a) any person or entity or (b) any Acquisition Proposal (as defined in Section 6.2(f)).

Section 4.24 Interested Party Transactions. Since December 31, 2003, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57.

Section 4.25 Opinion of Financial Advisor of Parent. The financial advisor of Parent, Morgan Stanley & Co. Incorporated, has delivered to Parent an opinion dated on the date of this Agreement to the effect that as of such date, the Merger Consideration is fair, from a financial point of view, to Parent. Parent has provided a true, complete and correct copy of such opinion to the Company. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

Section 4.26 Financing. A true and correct copy of the credit facility commitment letter, dated November 8, 2004, from Morgan Stanley & Co. Incorporated to Parent has been delivered to the Company. At Closing, Parent will have sufficient funds to consummate the transactions contemplated by this Agreement and an amount of additional funds on hand, or available pursuant to binding financing arrangements, such that after completing such transactions Parent and its Subsidiaries will have an amount of working capital and other liquidity reasonable for the business, taken as a whole (after giving effect to the Merger), and Parent will have obtained all consents and amendments to agreements related to any material amount of indebtedness for borrowed money required to ensure that consummation of the transactions contemplated by this Agreement does not and will not result in a conflict, breach or event of default thereunder or shall have repaid all obligations thereunder and terminated such agreements.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company Pending the Merger.

(a) Except as described in Section 5.1(a) of the Company Disclosure Schedule or to the extent Parent shall otherwise consent in writing (which consent shall not be delayed or withheld without a reason), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall (i) conduct its business and that of its Subsidiaries, taken as a whole, only in, and the Company shall not take any action except in, and shall cause its Subsidiaries not to take any action except in, the ordinary course and in a manner that consistent with past practices and in compliance in all material respects with all applicable Laws and regulations; and (ii) use commercially reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries, taken as a whole, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries, and to preserve the present relationships of the Company and its Subsidiaries with customers, suppliers, distributors and other persons with which the Company or any of its Subsidiaries has significant business relations.

(b) Except as described in Section 5.1(b) of the Company Disclosure Schedule or to the extent Parent shall otherwise consent in writing (which consent shall not be delayed or withheld without a reason), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not and shall not permit its Subsidiaries to:

(i) amend or otherwise change the Company Charter or Company Bylaws or the Subsidiary Documents;

(ii) issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) in the

Company, any of its Subsidiaries or affiliates, except for the issuance of shares of Company Common Stock pursuant to the exercise of currently outstanding Company Stock Options or pursuant to currently outstanding phantom units of Company Common Stock;

(iii) sell, pledge, mortgage, dispose, lease, license or encumber any assets, tangible or intangible, of the Company or any of its Subsidiaries or suffer to exist any Lien thereupon other than (A) sales of assets not to exceed $1 million; in the aggregate and (B) sales, leases or licenses of the Company Proprietary Products in the ordinary course of business consistent with past practice;

(iv) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly owned Subsidiary of the Company may declare and pay a dividend to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or any option, warrant or right, to acquire any such securities, or propose to do any of the foregoing, other than pursuant to the exercise of the Company’s repurchase rights with respect to unvested shares held by individuals terminating employment or service with the Company or any Subsidiary;

(v) (A) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money, or make any loans or advances or capital contributions to or investments in any other person, except in the ordinary course of business and consistent with past practice; (C) amend any Company Material Contract in any material respect or enter into any agreement that would be deemed a Company Material Contract; (D) terminate, cancel or waive any right under any Company Material Contract other than in the ordinary course of business consistent with past practices, or enter into, amend or terminate any lease relating to real property, (E) adopt or implement any new stockholder rights plan; (F) authorize any capital expenditures or purchase of fixed assets which are in excess of $500,000 for any individual expenditure or purchase or in excess of $1.5 million in the aggregate for all such expenditures and purchases, for the Company and its Subsidiaries taken as a whole; (G) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of this Agreement in any manner that is materially adverse to the Company or any Subsidiary, other than extensions of warranties in the ordinary course of business; or (H) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 5.1(b)(v);

(vi) (A) increase the compensation payable or to become payable to its directors, officers or employees, (B) hire or promote any officer or director-level employee or appoint any director of the Company or any of its Subsidiaries, (C) make any loan, advance or capital contribution (other than loans or advances of reasonable relocation expenses), or grant any severance or termination pay to, or enter into or amend any Company Employee Plan or other plan, contract, agreement or arrangement that would be a Company Employee Plan, (D) establish, adopt, enter into or amend any collective bargaining agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any of its Subsidiaries, (E) pay any discretionary bonuses to any officer of the Company, (F) make any awards of equity or any rights to receive equity, or (G) materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by Law or contractual commitments which are existing as of the date of this Agreement and listed in Section 3.13 of the Company Disclosure Schedule;

(vii) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve, except in each case as required under GAAP or applicable Law;

(viii) make any Tax election inconsistent with past practice, change any Tax election already made, settle or compromise any federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations, fail to file any Tax Return when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate; or fail to pay any Taxes when due;

(ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports or incurred in the ordinary course of business and consistent with past practice;

(x) fail to pay accounts payable and other obligations in the ordinary course of business;

(xi) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business consistent with past practices;

(xii) sell, securitize, factor or otherwise transfer any accounts receivable;

(xiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger or as expressly provided in this Agreement);

(xiv) at any time within the 90-day period before the Effective Time, without complying fully with the notice and other requirements of the WARN Act, effectuate (1) a “plant closing” (as defined in the WARN Act) affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries; or (2) a “mass layoff” (as defined in the WARN Act) at any single site of employment or one or more facilities or operating units within any single site of employment of the Company or any of its Subsidiaries. Nor shall the Company or any of its Subsidiaries otherwise terminate or lay off employees in such numbers as to give rise to liability under any applicable Laws respecting the payment of severance pay, separation pay, termination pay, pay in lieu of notice of termination, redundancy pay, or the payment of any other compensation, premium or penalty upon termination of employment, reduction of hours, or temporary or permanent layoffs. For purposes of the WARN Act and this Agreement, the Effective Time is and shall be the same as the “effective date” within the meaning of the WARN Act; or

(xv) authorize or enter into any agreement, contract or commitment of any type referred to in Section 3.12, or authorize, take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(b)(i) through (xiv) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder, in each case, such that the conditions set forth in Sections 7.2(a) or 7.2(b), as the case may be, would not be satisfied.

Section 5.2 Conduct of Business by Parent Pending the Merger.

(a) Except as described in Section 5.2(a) of the Parent Disclosure Schedule, or to the extent the Company shall otherwise consent in writing (which consent shall not be delayed or withheld without a reason), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent shall (i) conduct its business and that of its Subsidiaries, taken as a whole, only in, and Parent shall not take any action except in, and shall cause its Subsidiaries not to take any action except in, the ordinary course and in a manner that is consistent with past practices and in compliance in all material respects with all applicable Laws and regulations; and (ii) use commercially reasonable efforts to preserve intact the business organization of Parent and its Subsidiaries, taken as a whole, to keep available the services of the current officers, employees and consultants of Parent and its Subsidiaries, and to preserve the present relationships of Parent and its Subsidiaries with customers, suppliers, distributors and other persons with which Parent or any of its Subsidiaries has significant business relations.

(b) Except as described in Section 5.2(b) of the Parent Disclosure Schedule or to the extent the Company shall otherwise consent in writing (which consent shall not be delayed or withheld without a reason), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent shall not and shall not permit its Subsidiaries to:

(i) amend or otherwise change the Parent Charter or Parent Bylaws or the charter or bylaws of any of the Subsidiaries;

(ii) issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) in Parent;

(iii) (A) except in connection with the financing of the transactions contemplated by this Agreement, pledge, mortgage or encumber any assets, tangible or intangible, of Parent or any of its Subsidiaries or suffer to exist any Lien thereupon, or (B) sell, dispose, lease or license any assets, tangible or intangible, of Parent or any of its Subsidiaries, other than (A) sales of assets not to exceed $20 million, in the aggregate, other than inventory in the ordinary course of business and (B) sales, leases or licenses of Parent Proprietary Products in the ordinary course of business consistent with past practice;

(iv) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly owned Subsidiary of Parent may declare and pay a dividend to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or any option, warrant or right, to acquire any such securities, or propose to do any of the foregoing, other than pursuant to the exercise of Parent’s repurchase rights with respect to unvested shares held by individuals terminating employment or service with Parent or any Subsidiary;

(v) (A) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, other than Parent Permitted Acquisitions (as defined below) (it being understood and hereby agreed that prior to entering into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or other similar agreement or document with respect thereto, Parent shall first consult with the Company and its advisors in good faith regarding the timing, terms and conditions of such Parent Permitted Acquisition); or (B) except to finance the transactions contemplated by this Agreement, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money, or make any loans or advances or capital contributions to or investments in any other person other than in an amount not to exceed $200 million in the aggregate and as would not have a material adverse impact on the credit rating of Parent as of the date hereof, or (C) adopt or implement any new stockholder rights plan. For purposes of this Agreement, the term “Parent Permitted Acquisition” shall mean any acquisition (by merger, consolidation or acquisition of stock or assets or otherwise) of any corporation, partnership or other business organization or division thereof or any equity interest therein that (w) involves or contemplates the issuance or payment of consideration, and/or the assumption of indebtedness, with an aggregate fair market value (taken together with the fair market value of the total consideration issued or paid, and the indebtedness assumed, in connection with all other acquisitions theretofore effected by Parent after the date hereof and prior to the Effective Time) which does not exceed $200 million in the aggregate, (x) would not have a material adverse impact on the credit rating of Parent as of the date hereof, (y) would not reasonably be expected to delay the consummation of the transactions contemplated hereby in any material respect, and (z) does not require or contemplate the solicitation of consent or other approval of Parent’s stockholders;

(vi) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve, except in each case as required under GAAP or applicable Law;

(vii) make any Tax election inconsistent with past practice, change any Tax election already made, settle or compromise any federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations, fail to file any Tax Return when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate; or fail to pay any Taxes when due;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any Subsidiary (other than the Merger, a Parent Permitted Acquisition or as expressly provided in this Agreement); or

(ix) authorize, take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(b)(i) through (viii) above, or any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder, in each case, such that the conditions set forth in Sections 7.3(a) or 7.3(b), as the case may be, would not be satisfied.

Section 5.3 ESPP. Prior to the Effective Time, the Company shall take all necessary and appropriate actions so that all outstanding purchase rights under the 1993 Employee Stock Purchase Plan (the “ESPP”) shall automatically be exercised, in accordance with the terms of the ESPP, prior to the Effective Time, and the shares of Company Common Stock purchased under those exercised rights shall at the Effective Time be cancelled and converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) of this Agreement. Prior to the Effective Time, the Company shall take all necessary and appropriate actions so that the ESPP shall terminate immediately prior to the Effective Time, and no further purchase rights shall be granted under the ESPP. Employees of the Company and its Subsidiaries who continue in the employ of the Surviving Corporation or Parent or any Subsidiary of Parent after the Effective Time shall be eligible for participation in Parents’ Employee Stock Purchase Plan within 30 days following the Effective Time.

Section 5.4 Director Plan. Prior to the Effective Time, the Company shall take all necessary and appropriate actions to terminate the 1995 Director Plan so that, no awards may be granted under such plan on or after the Effective Time. Except as otherwise provided under the 1995 Director Plan with respect to phantom units, any outstanding awards granted under such plan prior to the Effective Time shall be assumed and converted into the right to receive shares of Parent Common Stock pursuant to Section 6.10.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access to Information; Confidentiality.

(a) Subject to the terms of this Section 6.1, each party hereto shall (and shall cause its Subsidiaries and its and their respective directors, officers, employees, auditors, agents and other representatives to) afford to the other party hereto and its officers, employees, financial advisors, legal counsel, accountants, consultants, banks or other financing sources contemplating providing customary financing in connection with the transactions contemplated by this Agreement, and other representatives reasonable access during normal business hours to all of its books and records, properties, plants and personnel; provided, however, that any such access shall be conducted under the supervision of personnel of the party providing such access and in a manner that does not interfere with the normal operations of the party providing such access.

(b) Notwithstanding anything to the contrary set forth herein, nothing in this Section 6.1 shall require the Company or Parent to disclose any information that, in its sole and absolute discretion, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable law or binding order (including any Antitrust Law) or (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege.

(c) The Company shall use its reasonable best efforts to cooperate with Parent in its efforts to consummate the financing of the transactions contemplated by this Agreement. Such efforts shall include (i) providing direct contact between prospective lenders and the officers and directors of the Company and its Subsidiaries, (ii) providing assistance in preparation of confidential information memoranda and other materials to be used in connection with obtaining such financing, (iii) cooperation with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, and (iv) providing the financial and other information necessary for the satisfaction of the obligations and conditions set forth in the commitment letter relating to such financing, in each case within the time periods required thereby. Parent shall use its reasonable best efforts to obtain all financing required for the transactions contemplated by this Agreement (such that after the transactions Parent and its Subsidiaries shall have an amount of working capital and other liquidity reasonable for the business, taken as a whole (after giving effect to the Merger)). Such efforts shall include, prior to Closing, (i) obtaining additional financing as required, and (ii) obtaining all consents and amendments to agreements related to any material amount of indebtedness for borrowed money required to ensure that consummation of the transactions contemplated by this Agreement does not and will not result in a conflict, breach or event of default thereunder (or repaying any such indebtedness and terminating the related agreement if such consent or amendment is not obtained).

(d) No information received pursuant to an investigation made under this Section 6.1 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the parties set forth in this Agreement or any certificate or other instrument delivered to other party in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, (iii) limit or restrict the remedies available to the parties under applicable law arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated hereby set forth in Article VII hereof.

(e) Each party shall (and shall cause its directors, officers, employees, auditors, agents and other representatives to) hold in confidence all non-public information acquired from the other party or the other party’s representatives as a result of any investigation made under this Section 6.1 in accordance with the terms of the Non-Disclosure Agreement effective September 10, 2004 between Parent and the Company (the “Confidentiality Agreement”).

Section 6.2 No Solicitation.

(a) Each of the Company and Parent shall and shall cause each of their respective Subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by them) to (i) immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal and (ii) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Subject to the terms of this Section 6.2, neither the Company nor Parent shall, nor shall either of them authorize or permit any of their respective Subsidiaries, directors, officers, employees, agents or representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by it) to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries with respect to or the making of any proposal that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below) (except to disclose the existence of this provision), (ii) participate in any discussions or negotiations regarding an Acquisition Proposal (except to disclose the existence of this provision), or (iii) enter into or execute any letter of intent, memorandum of understanding, agreement in principle, merger agreement or similar agreement constituting or relating to an Acquisition Proposal (other than a confidentiality agreement entered into in the circumstances referred to and consistent with the provisions of Section 6.2(c)). Any violation of the foregoing restrictions by any representative of a party, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of such party or otherwise, shall be deemed to be a breach of this Agreement by such party.

(b) Notwithstanding anything to the contrary set forth herein, in the event that the Company or Parent shall receive an unsolicited bona fide written Acquisition Proposal after the date of this Agreement and prior to its respective Merger Stockholders Meeting, the party receiving such Acquisition Proposal shall be permitted to engage in discussions and negotiations with, and provide nonpublic information or data to, the person making such Acquisition Proposal, provided that (i) the party receiving such Acquisition Proposal has entered into a confidentiality agreement with the person making such Acquisition Proposal having provisions that are no less favorable to such party than those contained in the Confidentiality Agreement, and (ii) the Board of Directors of the party receiving such Acquisition Proposal has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable Law.

(c) Each party hereto shall notify the other party hereto promptly (and in any event within 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such party by any person that informs such party that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each party hereto shall also promptly (and in any event within 24 hours) notify the other party hereto, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.2 and shall keep the other party hereto reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto that is exchanged between such party and the person making such Acquisition Proposal.

(d) Nothing set forth in this Section 6.2 shall prohibit either party hereto from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, or from making any other disclosure if the Company Board or the Parent Board, as the case may be, determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be reasonably likely to be a breach of its fiduciary duties under applicable law; provided, however, that any action taken or disclosure made pursuant to such rules shall not in any way limit or modify the effect that any action taken or disclosure made pursuant to such rules has under any other provision of this Agreement.

(e) Nothing set forth in this Section 6.2 shall (i) permit either party hereto to terminate this Agreement (ii) affect any other obligation of the parties under this Agreement, (iii) limit either party’s obligation to duly call, give notice of, convene and hold its respective Merger Stockholders Meeting, (iv) relieve either party hereto of its obligation to submit to a vote of its stockholders the Company Stockholder Proposal and the Parent Stockholder Proposal at its respective Merger Stockholders Meeting, or (v) permit either party hereto to submit for a vote of its respective stockholders at or prior to its respective Merger Stockholders Meeting any Acquisition Proposal other than the Parent Voting Proposal and the Company Voting Proposal, as applicable.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or any of its “significant subsidiaries” (as defined under Regulation S-X of the Securities Act), or Parent or any of its significant subsidiaries, as the case may be, (ii) direct or indirect acquisition or purchase of any class of equity securities representing 25% or more of the voting power of the Company or any of its significant subsidiaries, or Parent or any of its significant subsidiaries, as the case may be, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of the voting power of the Company or Parent, as the case may be, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent or any of their respective Subsidiaries, as the case may be, in each case other than the transactions contemplated by this Agreement and any transaction by the Company or Parent that are permitted by Sections 5.1 and 5.2, as applicable.

Section 6.3 Board Recommendations.

(a) Subject to the terms of this Section 6.3, neither the Company Board (or any committee thereof) nor the Parent Board (nor any committee thereof) shall:

(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the transactions contemplated hereby (any such withdrawal, amendment, modification or proposal, a “Change of Recommendation”); or

(ii) adopt, approve or recommend to its stockholders that they accept, or propose publicly to adopt, approve or recommend, any Acquisition Proposal or Superior Proposal.

(b) Notwithstanding anything to the contrary set forth herein, each of the Company Board and the Parent Board may effect a Change of Recommendation or approve or recommend to its stockholders that they accept, or propose publicly to adopt, approve or recommend, any Superior Proposal, provided that (i) the Company or Parent, respectively, has received a Superior Proposal and such Superior Proposal has not been withdrawn at the time such action is taken, (ii) the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, has not occurred, and (iii) the Board of Directors of the party receiving such Superior Proposal determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable Law, and (iv) the party hereto receiving such Superior Proposal has provided the other party hereto five business days prior written notice that its Board of Directors intends to take such action, specifying the material terms and conditions of such Superior Proposal and identifying the person or persons making such Superior Proposal.

(c) In the event that, during the foregoing five day period, the party hereto that has received the foregoing notice shall make a counterproposal to the party hereto that is proposing to effect a Change of Recommendation or approve or recommend to its stockholders that they accept, or propose publicly to adopt, approve or recommend, any Superior Proposal, the party that is proposing to take such action shall consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal.

(d) Nothing set forth in this Section 6.3 shall prohibit either party hereto from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, or from making any other disclosure if the Company Board or the Parent Board, as the case may be, determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be reasonably likely to be a breach of its fiduciary duties under applicable Law; provided, however, that any action taken or disclosure made pursuant to such rules shall not in any way limit or modify the effect that any action taken or disclosure made pursuant to such rules has under any other provision of this Agreement.

(e) Nothing set forth in this Section 6.3 shall (i) permit either party hereto to terminate this Agreement (ii) affect any other obligation of the parties under this Agreement, (iii) limit either party’s obligation to duly call, give notice of, convene and hold its respective Merger Stockholders Meeting, (iv) relieve either party hereto of its obligation to submit to a vote of its stockholders the Company Stockholder Proposal and the Parent Stockholder Proposal at its respective Merger Stockholders Meeting, or (v) permit either party hereto to submit for a vote of its respective stockholders at or prior to its respective Merger Stockholders Meeting any Acquisition Proposal other than the Parent Voting Proposal and the Company Voting Proposal, as applicable.

(f) For purposes of this Agreement, a “Superior Proposal” means any Acquisition Proposal that the Board of Directors of the party receiving it determines in good faith (after (i) consultation with its independent financial advisor of nationally recognized reputation and (ii) taking into account all of the terms and conditions of such proposal and this Agreement, including (A) any counterproposal by the other party to this Agreement, (B) the likelihood that the transactions contemplated by such Acquisition Proposal will close in a timely manner, and (C) the extent to which the financing for the transactions contemplated by such Acquisition Proposal, to the extent required, is committed or is capable of being obtained on the terms proposed) is more favorable to such party’s stockholders than the Merger or the counter proposal.

Section 6.4 Joint Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after execution of this Agreement, Parent and the Company shall cooperate with each other regarding, and shall prepare and file with the SEC, the Joint Proxy Statement/Prospectus (as amended or supplemented, the “Joint Proxy Statement/Prospectus”) to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting and to the stockholders of Parent in connection with the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included). The Company and Parent shall use reasonable best efforts to cause the Registration Statement to become effective as soon as practicable thereafter.

(b) Without limiting the generality of the foregoing, each of the Company and Parent shall cause its respective Representatives to fully cooperate with the other Party and its respective Representatives in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement, and shall, upon request, furnish the other Party with all information concerning it and its Affiliates as the other may deem reasonably necessary or advisable in connection with the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. As promptly as practicable after the Registration Statement becomes effective, Parent and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders.

(c) The information supplied or to be supplied by either party for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus to be sent to the stockholders of such party in connection with the respective Merger Stockholders Meeting, or to be included or supplied by or on behalf of either party for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Company Stockholders Meeting or at the time any Regulation M-A Filing is filed with the SEC or as of the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Merger Stockholders Meeting which has become false or misleading. The Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

(d) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Joint Proxy Statement/Prospectus or the Registration Statement, and (ii) the Company and Parent shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, the Joint Proxy Statement/Prospectus or the Registration Statement, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(e) The Company and Parent shall make any necessary filing with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 6.5 Merger Stockholders Meetings.

(a) Each party acting through its respective Board of Directors, shall take all actions in accordance with applicable Law, the rules of NYSE, in the case of the Company, the Company Charter and the Company Bylaws and, in the case of Parent, the Parent Charter and the Parent Bylaws, to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, its respective Merger Stockholders Meeting for the purpose of considering and voting upon, in the case of the Company, the approval of the Company Voting Proposal and, in the case of Parent, the approval of the Parent Voting Proposal. Each of the Company and Parent shall use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same day and at the same time as the other Merger Stockholders Meeting.

(b) Subject to Section 6.3, to the fullest extent permitted by applicable Law, (i) in the case of the Company, the Company Board shall recommend approval of the Company Voting Proposal by the stockholders of the Company at the Company Stockholders Meeting and include such recommendation in the Joint Proxy Statement/Prospectus, and (ii) in the case of Parent, the Parent Board shall recommend approval of the Parent Voting Proposal by the stockholders of Parent at the Parent Stockholders Meeting and include such recommendation in the Joint Proxy Statement/Prospectus. Unless the Board of Directors of either party, or any committee thereof, shall effect a Change of Recommendation or approve or recommend to its stockholders that they accept, or propose publicly to adopt, approve or recommend, any Superior Proposal in accordance with Section 6.3, each of the Company and Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Company Voting Proposal or the Parent Voting Proposal, respectively, and to secure the Requisite Company Stockholder Approval and the Requisite Parent Stockholder Approval, respectively.

(c) The Company shall submit the Company Voting Proposal to its stockholders at the Company Stockholders Meeting for the purpose of acting upon such proposal whether or not (i) the Company Board at any time subsequent to the date of this Agreement effects a Change of Recommendation or approves or recommends to its stockholders that they accept, or proposes publicly to adopt, approve or recommend, any Superior Proposal, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Company. Parent shall submit the Parent Voting Proposal to its stockholders at the Parent Stockholders Meeting for the purpose of acting upon such proposal whether or not (i) the Parent Board at any time subsequent to the date of this Agreement effects a Change of Recommendation or approves or recommends to its stockholders that they accept, or propose publicly to adopt, approve or recommend, any Superior Proposal, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Parent. Each of the Company and Parent shall use reasonable best efforts to ensure that all proxies solicited in connection with its Merger Stockholders Meetings are solicited, in compliance with the DGCL, the NYSE, in the case of the Company, the Company Charter and the Company Bylaws and, in the case of Parent, the Parent Charter and the Parent Bylaws, and all other applicable legal requirements. Notwithstanding anything to the contrary contained in this Agreement, each of the Company or Parent, after consultation with the other, may adjourn or postpone its respective Merger Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders or, if as of the time for which the applicable Merger Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of, in the case of the Company, Company Common Stock and, in the case of Parent, Parent Common Stock, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the respective Merger Stockholders Meeting.

(d) Following the Merger Stockholders Meetings and at or prior to the Closing, each of the Company and Parent shall deliver to the Corporate Secretary of the other party a certificate setting forth the voting results from the respective Merger Stockholders Meeting.

Section 6.6 Reasonable Best Efforts to Complete.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall cooperate fully with the other and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Merger and the other transactions contemplated hereby, including by (i) obtaining (and cooperating with the other in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Parent or the Company in connection with the Merger, and making any and all registrations and filings that may be necessary or advisable to obtain the approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including all filings required by the HSR Act and any other applicable Antitrust Laws, (ii) obtaining all necessary consents, waivers and approvals under any of the Parent Material Contracts, Company’s Material Contracts and Company Real Property Leases in connection with the Merger, (iii) authorizing for listing on the NYSE, upon official notice of issuance, the shares of Parent Common Stock to be issued in the Merger, (iv) reserving for issuance the shares of Parent Common Stock issuable upon the exercise of all Assumed Options, (v) defending any lawsuit or other proceeding, whether brought by a Governmental Entity or other third party, seeking to challenge this Agreement or the transactions contemplated hereby, including by seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (vi) executing any certificates, instruments or other documents that are necessary to consummate and make effective the transactions contemplated hereby and to fully carry out the purposes and intent of this Agreement.

(b) Each of the Company and Parent shall keep the other reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advising the other orally of) any communications from or with any Governmental Entity (whether domestic, foreign or supranational) with respect to the transactions contemplated hereby, (ii) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Entity, (iii) not participating in any meeting with any such Governmental Entity unless it consults with the other in advance and to the extent permitted by such Governmental Entity gives the other the opportunity to attend and participate thereat, (iv) furnishing the other with copies of all correspondence, filings and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby, and (v) furnishing the other with such necessary information and reasonable assistance as each of them may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6 as “counsel only” and, in such event, such material and the information contained therein shall be given only to the legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(c) Notwithstanding anything to the contrary set forth in this Section 6.6 or elsewhere in this Agreement, neither Parent nor any of its affiliates shall be required to (i) sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses or interests in any assets or businesses of Parent, the Company or their respective affiliates or make any other change in any portion of the businesses of the Company or Parent or incur any other limitation on the conduct of the businesses of the Company or Parent to obtain such clearances, consents, authorizations, orders, approvals and exemptions or agree to do, or submit to orders providing for, any of the foregoing, in each case whether before or after the Effective Time, or (ii) if any governmental body that has the authority to enforce any Antitrust Law seeks, or authorizes its staff to seek, a preliminary injunction or restraining order to enjoin consummation of the Merger, take or agree to take any action which Parent reasonably believes would be prohibited or restricted under such preliminary injunction or restraining order.

(d) In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party hereto shall take all such necessary action as may be reasonably requested by Parent to achieve such intent.

Section 6.7 Rights Agreements.

(a) Prior to the Effective Time and for so long as this Agreement shall not have been terminated pursuant to Article VIII, the Company shall not, directly or indirectly, in connection with the execution, delivery or performance of this Agreement and the transactions contemplated hereby (i) take any action to deem Parent or Merger Sub to be an Acquiring Person, (ii) issue or cause to be issued any Rights to stockholders of the Company as a result of any actions taken by Parent, (iii) trigger any other provisions of the Company Rights Agreement, including giving rise to a Distribution Date or a Stock Acquisition Date, as a result of any actions taken by Parent, or (iv) amend, modify (other than to delay any Distribution Date therein or to render the Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the Company Rights Agreement unless (A) required to do so by order of a court of competent jurisdiction, or (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable Law.

(b) Prior to the Effective Time and for so long as this Agreement shall not have been terminated pursuant to Article VIII, Parent shall not, directly or indirectly, in connection with the execution, delivery or performance of this Agreement and the transactions contemplated hereby (i) take any action to deem the Company to be an Acquiring Person, (ii) issue or cause to be issued any Rights to stockholders of Parent as a result of any actions taken by the Company, (iii) trigger any other provisions of the Parent Rights Agreement, including giving rise to a Distribution Date or a Stock Acquisition Date, as a result of any actions taken by the Company or (iv) amend, modify (other than to delay any Distribution Date therein or to render the Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the Company Rights Agreement unless (A) required to do so by order of a court of competent jurisdiction, or (B) the Parent Board has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable Law.

Section 6.8 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which shall not be unreasonably withheld, delayed or conditioned; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon consultation with outside counsel be required by applicable Law or the rules and regulations of the NYSE if it has used all reasonable best efforts to consult with the other party prior thereto regarding the timing, scope and content of any such press release or public statement, and provided, further, no such consultation shall be required to make any disclosure or otherwise take any action expressly permitted by Section 6.3.

Section 6.9 Employee Benefits; 401(k) Plan.

(a) From and after the Effective Time, Parent will, or will cause the Surviving Corporation to, recognize the prior service with the Company or its Subsidiaries of each employee of the Company or its Subsidiaries as of the Effective Time (the “Company Employees”) in connection with all employee benefit plans, programs or policies (including vacation) of Parent or its affiliates in which Company Employees are eligible to participate following the Effective Time, for purposes of eligibility, vesting and levels of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Parent or the Surviving Corporation shall provide Company Employees for so long as such Company Employees remain so employed, health and welfare benefits pursuant to employee benefit plans, programs, policies or arrangements maintained by Parent or any Subsidiary of Parent providing coverage and benefits which are no less favorable than those provided to employees of Parent in positions comparable to positions held by Company Employees with Parent or its Subsidiaries from time to time after the Effective Time. From and after the Effective Time, Parent will, or will cause the Surviving Corporation to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with the Company) under any group health plans of Parent or its affiliates to be waived with respect to Company Employees and their eligible dependents. Parent shall, or shall cause the Surviving Corporation to, give each Company Employee credit for any deductibles and annual out-of-pocket limits for medical expenses paid during the applicable period under any welfare plans maintained or contributed to by the Company prior to the Closing in satisfying any deductibles and annual out-of-pocket limits for medical expenses for the corresponding period under any welfare plans maintained or contributed to by Parent or its affiliates.

(b) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the Company 401(k) Plan (the “401(k)

Plan”) as Parent may deem necessary or appropriate (after reasonable consultation with the Company), including terminating the 401(k) Plan prior to the Effective Time, subject to the terms of the 401(k) Plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor plan.

Section 6.10 Stock Plans.

(a) At the Effective Time, Parent shall assume the rights and obligations of the Company with respect to the 2000 Plan as well as the duties of the Company with respect to the administration of such plan.

(b) At the Effective Time, each Company Stock Option (other than phantom units of Company Common Stock) that has an exercise price equal to or less than $26.93 (the “Merger Consideration Value”), and is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be fully vested and immediately exercisable and assumed by Parent. In accordance with its terms, each Assumed Option shall be converted into an option to acquire that number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Assumed Option immediately prior to the Effective Time and (ii) the sum of the Exchange Ratio and the quotient of the Cash Merger Consideration divided by the Parent Closing Price (which product shall be rounded down to the nearest whole share), at a price per share equal to the aggregate exercise price of such Assumed Option immediately prior to the Effective Time divided by the number of shares of Parent Common Stock issuable upon exercise of such Assumed Option after giving effect to the conversion contemplated by this section (which price per share shall be rounded up to the nearest whole cent). The Assumed Option shall otherwise be subject to the same terms and conditions as were applicable under the respective Company Stock Option immediately prior to the Effective Time. It is the intention of the parties that each Assumed Option that qualified as an incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time.

(c) Prior to the Closing Date, (i) each Company Stock Option that has an exercise price in excess of the Merger Consideration Value and is outstanding on the date hereof, whether or not then vested or exercisable (each, a “Cancelled Option”), shall be fully vested and immediately exercisable; (ii) the Company shall notify the holders of each such Cancelled Option that if such options are not exercised within the period ending fifteen (15) days (thirty (30) days in the case of Company Stock Options granted under the 1995 Director Plan) from the date of such notice, such Cancelled Option shall expire as of the last day of such period and be of no further force or effect.

(d) At the Effective Time, each Phantom Unit Account that contains phantom units of Company Common Stock (“Phantom Units”) immediately prior to the Effective Time, whether or not then vested (each, an “Assumed Phantom Unit Account”), shall be fully vested and assumed by Parent. Each Assumed Phantom Unit Account shall be converted into a deferral account under the 1995 Director Plan with respect to the phantom units of Parent Common Stock equal to the product of (i) the number of Phantom Units in such Assumed Phantom Unit Account immediately prior to the Effective Time and (ii) the sum of the Exchange Ratio and the quotient of the Cash Merger Consideration divided by the Parent Closing Price (which product shall be rounded down to the nearest whole share). The Assumed Phantom Unit Account and phantom units of Parent Common Stock held therein shall otherwise be subject to the same terms and conditions as were applicable to such Phantom Unit Account immediately prior to the Effective Time.

(e) If and to the extent necessary or required by the terms of any Company Stock Plan or any Company Stock Option, the Company shall, prior to the Effective Time, amend the terms of its equity incentive plans or arrangements, to give effect to the provisions of Sections 6.10(b) and 6.10(c).

(f) As soon as practicable following the Effective Time, but in any event within five (5) business days thereafter (to the extent Parent has received the most recent copies of the relevant Company Stock Plans), Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to the outstanding Assumed Options and Assumed Phantom Unit Accounts, Parent shall cause the same to become effective, and Parent shall take such further actions as may be reasonably necessary to cover under such registration statement shares of Parent Common Stock held by those persons eligible immediately prior to the Closing Date pursuant to the 1995 Director Plan.

Section 6.11 Indemnification and Insurance.

(a) For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between the Company or any of its Subsidiaries and any of its current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate or articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate or articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Law.

(b) For a period of six years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ and fiduciary liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby, to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the current annual premium paid by the Company (which annual premium is set forth on Schedule 6.11(b) of the Company Disclosure Schedule) for such insurance (such 200% amount, the “Maximum Annual Premium”); and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than the D&O Policy, provided that the amount paid by the Company for such “tail” policy shall not exceed six times the Maximum Annual Premium. In the event that the Company purchases such a “tail” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.11(b) for so long as such “tail” policy shall be maintained in full force and effect.

(c) The obligations and liability of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.11 shall be joint and several.

(d) The obligations under this Section 6.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in paragraph (b) above (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in paragraph (b) above (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in paragraph (b) above (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.11, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in paragraph (b) above (and their heirs and representatives)) under this Section 6.11 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e) In the event that Parent, Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

Section 6.12 Tax Matters. None of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their respective reasonable best efforts to obtain the Tax opinions set forth in Section 7.1(g) hereof (collectively, the “Tax Opinions”). Officers of Parent and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

Section 6.13 Notification of Certain Matters.

(a) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, upon any director or officer of Parent or the Company (as applicable) becoming aware of (i) any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party fully informed of such events and (ii) otherwise, the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause any of the conditions set forth in Article VII not to be satisfied.

(b) No notice given or received pursuant to this Section 6.13 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the parties set forth in this Agreement or any certificate or other instrument delivered to other party in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, (iii) limit or restrict the remedies available to the parties under applicable law arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated hereby set forth in Article VII hereof.

(c) Each party shall (and shall cause its directors, officers, employees, auditors, agents and other representatives) to hold in confidence all non-public information acquired from the other party or the other party’s representatives as a result of any notice given or received pursuant to this Section 6.13 in accordance with the terms of the Confidentiality Agreement.

(d) The Company shall not send any written communications to its employees regarding the Merger or this Agreement without receiving the prior written consent of Parent with respect to such written communications (which consent shall not be unreasonably withheld or delayed).

Section 6.14 Takeover Statutes. Notwithstanding any other provision in this Agreement, in no event shall the approval of the Merger and this Agreement by the Company Board under Section 203 of the DGCL be withdrawn, revoked or modified by the Company Board. If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board, or Parent and the Parent Board, as applicable, shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Merger, as the case may be, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

Section 6.15 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16 Directorships. Effective as of the Effective Time, Parent shall cause the Parent Board to be expanded by one member and shall appoint one member of the existing Company Board who is reasonably agreed to by Parent and the Company to fill such vacancy as a Class 2 director to serve a two-year term.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Stockholder Approval. The Requisite Company Stockholder Approval and the Requisite Parent Stockholder Approval shall have been obtained.

(c) Antitrust Approvals. All necessary waiting periods (and all extensions thereof) applicable to the Merger under the Antitrust Laws shall have terminated or expired, and all clearances, consents, approvals, orders and authorizations necessary for the consummation of the Merger under the Antitrust Laws shall have been received and become final and non-appealable.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(e) No Illegality. No statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Merger by a governmental authority of competent jurisdiction that makes the consummation of the Merger illegal.

(f) NYSE Listing. The shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

(g) Tax Opinions. Parent and the Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if (i) Skadden, Arps, Slate, Meagher & Flom LLP fails to render such opinion, this conditions shall nonetheless be deemed to be satisfied with respect to Parent if Wilson Sonsini Goodrich & Rosati, Professional Corporation renders such opinion to Parent and (ii) if Wilson Sonsini Goodrich & Rosati, Professional Corporation fails to render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Skadden, Arps, Slate, Meagher & Flom LLP renders such opinion to the Company. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the fulfillment on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained in any specific representation or warranty), as of the date of this Agreement and as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of another date will be determined as of such date and (iii) where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate of the Company signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; and Parent and Merger Sub shall have received a certificate of the Company signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

Section 7.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained in any specific representation or warranty), as of the date of this Agreement and as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of another date will be determined as of such date and (iii) where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate of Parent signed on behalf of Parent by the chief executive officer and chief financial officer of Parent to such effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date; and the Company shall have received a certificate of Parent signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) No Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date hereof and be continuing.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company and Parent:

(a) by mutual written consent duly authorized by the Company Board and the Parent Board;

(b) by either Parent or the Company, if the Merger shall not have been consummated by June 30, 2005 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached its obligations under this Agreement, provided such breach has been the principal cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date; provided, further, that no termination by a party pursuant this Section 8.1(b) shall be effective unless concurrently therewith such party fulfills its obligation under Section 8.3.

(c) by either Parent or the Company, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied with its obligations under Section 6.6 by using its reasonable best efforts to have any such order, decree, ruling or other action vacated or lifted);

(d) by either Parent or the Company, if the Requisite Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company if the Company shall have breached the provisions of Section 6.2, 6.3 or 6.4, in any material respect; provided, further, that no termination by a party pursuant this Section 8.1(d) shall be effective unless concurrently therewith such party fulfills its obligation under Section 8.3.

(e) by either Parent or the Company, if the Requisite Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent if Parent shall have breached the provisions of Section 6.2, 6.3 or 6.4, in any material respect; provided, further, that no termination by a party pursuant this Section 8.1(e) shall be effective unless concurrently therewith such party fulfills its obligation under Section 8.3.

(f) by Parent, if (i) the Company shall have breached the provisions of Sections 6.2 or 6.3, or (ii) the Company shall have breached or failed to perform any of its representations, warranties, or other covenants or agreements contained in this Agreement, which breach or failure to perform would reasonably be expected to cause the conditions set forth in Section 7.2(a) or Section 7.2(b) to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within 20 days following receipt by the Company of written notice of such breach or failure from Parent (it being understood and hereby agreed that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if such breach or failure is cured within such 20 day period);

(g) by the Company, if (i) Parent shall have breached the provisions of Sections 6.2 or 6.3, or (ii) Parent shall have breached or failed to perform any of its representations, warranties, or other covenants or agreements contained in this Agreement, which breach or failure to perform would reasonably be expected to cause the conditions set forth in Sections 7.3(a) or 7.3(b) to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within 20 days following receipt by Parent of written notice of such breach from the Company (it being understood and hereby agreed that the Company may not terminate this Agreement pursuant to this Section 8.1(g) if such breach or failure is cured within such 20 day period); or

(h) by either Parent or the Company, if the increase in aggregate Stock Merger Consideration pursuant to Section 2.4 would result in the aggregate Stock Merger Consideration that would be issued to the holders of Company Common Stock, Assumed Options and Assumed Phantom Accounts pursuant to Section 2.1(a) and 2.1(d) would constitute more than 44.9% of the number of outstanding shares of Parent Common Stock immediately following the Effective Time.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) that the provisions of this Section 8.2, Section 8.3 and Article IX hereof shall survive termination and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement as provided therein.

Section 8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all Expenses (but not including attorneys’ fees and expenses) incurred in connection with the printing and filing of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto), the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and filings by Parent and the Company under the HSR Act or any similar filing requirement of any Governmental Entity applicable to the Merger or this Agreement. For purposes of this Agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bakers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

(b) The Company shall pay to Parent a termination fee $45 million (the “Company Termination Fee”) as follows: if (i) either party shall terminate this Agreement pursuant to Section 8.1(b) or 8.1(d), and (ii) prior to such termination an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise become publicly known and not withdrawn prior to the Company Stockholders Meeting or such termination, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company and not retracted such intention prior to the Company Stockholders Meeting or such termination, then (A) if, following receipt of an Acquisition Proposal with respect to the Company, the Company effected a Change of Recommendation pursuant to Section 6.3, then on the first day following such termination the Company shall reimburse Parent in the amount of $8 million for Expenses of Parent (the “Parent Expense Amount”) and (B) if, within one year following the date of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal, then on the date of execution of such definitive agreement, the Company shall pay to Parent an amount equal to the Company Termination Fee minus the Parent Expense Amount, if any, previously paid by the Company to Parent.

(c) Parent shall pay to the Company a termination fee of $45 million (the “Parent Termination Fee”) as follows: if (i) either party shall terminate this Agreement pursuant to Section 8.1(b) or 8.1(e), and (ii) prior to such termination an Acquisition Proposal with respect to Parent shall have been publicly announced or otherwise become publicly known and not withdrawn prior to the Parent Stockholders Meeting or such termination, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent, and not retracted such intention prior to the Parent Stockholders Meeting or such termination, then (A) if, following receipt of an Acquisition Proposal with respect to Parent, Parent effected a Change of Recommendation pursuant to Section 6.3, then on the first day following such termination Parent shall reimburse the Company in the amount $8 million for Expenses of the Company (the “Company Expense Amount”) and (B) if, within one year following the date of such termination Parent or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal, then on the date of execution of such definitive agreement, Parent shall pay to the Company an amount equal to the Parent Termination Fee minus the Company Expense Amount, if any, previously paid by Parent to the Company.

(d) All payments to be made pursuant to this Section 8.3 shall be made by wire transfer of immediately available funds. If either party fails to timely pay the Expenses of the other party or the Parent Termination Fee or Company Termination Fee, as applicable, then such party shall pay all costs and expenses (including legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by the such other party.

(e) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations; Warranties and Agreements. None of the representations, warranties, covenants or other agreements in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the covenants and other agreements contained in: Articles I and II; Sections 5.3 (ESPP), 5.4 (Director Plan), 6.6. (Reasonable Best Efforts to Complete), 6.8 (Public Announcements),

6.9 (Employee Benefits; 401(k) Plan); 6.10 (Stock Plans), 6.11 (Indemnification and Insurance), 6.12 (Tax Matters), 8.2 (Effect of Termination) and 8.3 (Fees and Expenses); and this Article IX. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.

Section 9.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice): If to Parent or Merger Sub:

Advanced Medical Optics, Inc.

1700 E. St. Andrew Place

Santa Ana, CA 92705

Attention: General Counsel

Facsimile No.: 714-247-8679

Telephone No.: 714-247-8200

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Attention: Brian J. McCarthy

Facsimile No.: 213-687-5600

Telephone No.: 213-687-5000

(a)    If to the Company:

VISX, Incorporated

3400 Central Expressway

Santa Clara, CA 95051

Attention: General Counsel

Facsimile No.: 925-600-6850

Telephone No.: 925-600-6800

With a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention:   John Roos, Esq.

                    Page Mailliard, Esq.

                    Michael Ringler, Esq.

Facsimile No.: 650-493-6811

Telephone No.: 650-493-9300

And:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

Attention: Gavin Grover, Esq.

Facsimile No.: 415-268-7522

Telephone No.: 415-268-7000

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

Section 9.3 Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulations and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade;

(c) “beneficial owner” with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 under the Exchange Act;

(d) “business day” means any day other than a Saturday or Sunday or any day on which banks in the State of New York are required or authorized to be closed;

(e) “control” including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(f) “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list;

(g) “Knowledge” means the actual knowledge, after reasonable investigation, of (i) with respect to the Company and its Subsidiaries, any of the individuals identified in Section 9.3(g) of the Company Disclosure Schedule, and (ii) with respect to Parent and its Subsidiaries, any of the individuals identified in Section 9.3(g) of the Parent Disclosure Schedule;

(h) “Law” with respect to any person means any applicable foreign or domestic federal, state, provincial, local, municipal or other law, statute, code, treaty, ordinance, rule, regulation, administrative, executive or other order (whether temporary, preliminary or permanent) of any Governmental Entity, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding entered or imposed by any Governmental Entity, in any case that are in force as of the date hereof or which come into force during the term of this Agreement; and

(i) “person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

Section 9.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of any other party hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.6 Headings. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than the persons intended to benefit from the provisions of Section 6.11 (Indemnification and Insurance), who shall have the right to enforce such provisions directly.

Section 9.9 Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any wholly owned subsidiary thereof; provided, however, that no such assignment pursuant to this Section 9.9 shall relieve Parent or Merger Sub of their respective obligations hereunder.

Section 9.10 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the conflict of Law provisions thereof.

Section 9.12 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.14 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.15 Disclosure Schedules.

(a) The information set forth in each section or subsection of the Company Disclosure Schedules shall be deemed to provide the information contemplated by, or otherwise qualify, the representations and warranties of the Company set forth in the corresponding section or subsection of this Agreement and any other section or subsection of Article III if and to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of Article III.

(b) The information set forth in each section or subsection of the Parent Disclosure Schedules shall be deemed to provide the information contemplated by, or otherwise qualify, the representations and warranties of Parent and Merger Sub set forth in the corresponding section or subsection of this Agreement and any other section or subsection of Article IV if and to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of Article IV.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADVANCED MEDICAL OPTICS, INC.

By:	/s/ JAMES V. MAZZO
Name:	James V. Mazzo
Title:	President and Chief Executive Officer

VAULT MERGER CORPORATION

By:	/s/ RICHARD A. MEIER
Name:	Richard A. Meier
Title:	Vice President and Treasurer

VISX, INCORPORATED

By:	/s/ ELIZABETH H. DÁVILA
Name:	Elizabeth H. Dávila
Title:	Chief Executive Officer

Annex B

FORM OF

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ADVANCED MEDICAL OPTICS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

ADVANCED MEDICAL OPTICS, INC., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Section 1 of Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“FOURTH:

1. The Corporation is authorized to issue a total of Two Hundred Forty-Five Million (245,000,000) shares of stock (the “Capital Stock”) consisting of two classes of shares designated as “Common Stock” and “Preferred Stock,” respectively. The number of shares of Common Stock authorized to be issued is Two Hundred Forty Million (240,000,000), par value $0.01 per share and the number of shares of Preferred Stock authorized to be issued is Five Million (5,000,000), par value $0.01 per share.”

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Advanced Medical Optics, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this      day of         ,            .

ADVANCED MEDICAL OPTICS, INC.

By:
Name:
Title:

B-1

Annex C

ADVANCED MEDICAL OPTICS, INC.

2005 INCENTIVE COMPENSATION PLAN

(Subject to stockholder approval)

ARTICLE I.

GENERAL PROVISIONS

1.1 Purposes of the Plan

Advanced Medical Optics, Inc. (“AMO”) has adopted this 2005 Incentive Compensation Plan (the “Plan”) to advance the interests of AMO and its stockholders by affording its Directors, Employees and Consultants an opportunity to acquire or increase a proprietary interest in AMO or to otherwise benefit from the success of the Company through the grant to such Directors, Employees and Consultants of Incentive Awards under the terms and conditions set forth herein. By thus encouraging such Directors, Employees and Consultants to become owners of AMO’s shares and by granting such Directors, Employees and Consultants other incentive compensation that is measured by the increased market value of AMO’s shares or another appropriate measure of the success and profitability of the Company, the Company seeks to attract, retain and motivate those highly competent individuals upon whose judgment, initiative, leadership and continued efforts the success of the Company in large measure depends.

1.2 Definitions

As used herein the following terms shall have the meanings set forth below:

(a) “AMO” means Advanced Medical Optics, Inc., a Delaware corporation, or any successor thereto.

(b) “Board” means the Board of Directors of AMO.

(c) “Cause” means, with respect to the discharge by the Company of any Participant, any conduct that under Company policies as set forth from time to time in the AMO Employee Handbook (or any successor thereto) would be considered to constitute “serious misconduct” that would justify immediate termination without benefit of a counseling review or severance pay.

(d) “Change in Control” means the following and shall be deemed to occur if any of the following events occur:

(i) Any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (a “Person”), is or becomes the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act (a “Beneficial Owner”), directly or indirectly, of securities of AMO representing (i) 20% or more of the combined voting power of AMO’s then outstanding voting securities, which acquisition is not approved in advance of the acquisition or within 30 days after the acquisition by a majority of the Incumbent Board (as hereinafter defined) or (ii) 33% or more of the combined voting power of AMO’s then outstanding voting securities, without regard to whether such acquisition is approved by the Incumbent Board;

(ii) Individuals who, as of June 29, 2002, constituted the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board, provided that any person becoming a Director subsequent to June 29, 2002 whose election, or nomination for election by AMO’s stockholders, is approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of AMO, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall, for the purposes of this Plan, be considered as though such person were a member of the Incumbent Board of AMO;

(iii) The consummation of a merger, consolidation or reorganization involving AMO, other than one which satisfies both of the following conditions:

(A) a merger, consolidation or reorganization which would result in the voting securities of AMO outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of another entity) at least 55% of the combined voting power of the voting securities of AMO or such other entity resulting from the merger, consolidation or reorganization (the “Surviving Corporation”) outstanding immediately after such merger, consolidation or reorganization and being held in substantially the same proportion as the ownership in AMO’s voting securities immediately before such merger, consolidation or reorganization, and

(B) a merger, consolidation or reorganization in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of AMO representing 20% or more of the combined voting power of AMO’s then outstanding voting securities; or

(iv) Complete liquidation of AMO or a sale of all or substantially all of AMO’s assets.

Additionally, notwithstanding the preceding provisions of this Paragraph (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this Paragraph (e) is (1) an underwriter or underwriting syndicate that has acquired any of AMO’s then outstanding voting securities solely in connection with a public offering of AMO’s securities, (2) AMO or any subsidiary of AMO or (3) an employee stock ownership plan or other employee benefit plan maintained by the AMO or any of its subsidiaries that is qualified under the provisions of the Code. In addition, notwithstanding the preceding provisions of this Paragraph (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this Paragraph (e) becomes a Beneficial Owner of more than the permitted amount of outstanding securities as a result of the acquisition of voting securities by AMO which, by reducing the number of voting securities outstanding, increases the proportional number of shares beneficially owned by such Person, provided, that if a Change in Control would occur but for the operation of this sentence and such Person becomes the Beneficial Owner of any additional voting securities (other than through the exercise of options granted under any stock option plan of AMO or through a stock dividend or stock split), then a Change in Control shall occur.

(e) “Code” means the Internal Revenue Code of 1986, as amended. Where the context so requires, a reference to a particular Code section shall also refer to any successor provision of the Code to such section.

(f) “Committee” means the committee appointed by the Board to administer the Plan. The Committee shall be composed entirely of members who meet the requirements of Section 1.4(a) hereof.

(g) “Common Stock” means the common stock of AMO, $0.01 par value.

(h) “Company” means AMO and any Subsidiary, as determined from time to time.

(i) “Consultant” means any consultant or adviser if:

(i) The consultant or adviser renders bona fide services to the Company;

(ii) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and

(iii) The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

(j) “Director” shall mean a member of the Board.

(k) “Dividend Equivalent” means an amount payable in cash, Common Stock or a combination thereof to a holder of a Stock Option, Stock Appreciation Right or other Incentive Award denominated in shares of Common Stock that is equivalent to the amount of dividends paid to stockholders with respect to a number of shares of Common Stock equal to the number of shares upon which such Incentive Award is based.

(l) “Effective Time” means the Effective Time as defined by the Merger Agreement.

(m) “Employee” means any individual classified by the Company as a regular, full-time or part-time employee of the Company, and with respect to individuals employed by AMO or any of its U.S. Subsidiaries, whose income is subject to withholding of income tax and/or for whom Social Security contributions are made by the Company, except that such term shall not include any individual who (a) performs services for the Company and who is classified or paid as an independent contractor (regardless of his or her classification for federal tax or other legal purposes) by the Company or (b) performs services for the Company pursuant to an agreement between the Company and any other person including a leasing organization.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Where the context so requires, a reference to a particular section of the Exchange Act shall also refer to any successor provision to such section.

(o) “Fair Market Value” means: (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any (or as reported on any composite index which includes such principal exchange), on the trading day next preceding such date on which a trade occurred, or (b) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, the mean between the closing representative bid and asked prices for the Common Stock on the trading day next preceding such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith.

(p) “Incentive Award” means any Stock Option, Dividend Equivalent, Restricted Stock, Stock Appreciation Right, Stock Payment, Performance Award or other award granted or sold under the Plan.

(q) “Incentive Stock Option” means an incentive stock option, as defined under Section 422 of the Code and the regulations thereunder.

(r) “Independent Director” shall mean a member of the Board who is not an Employee (or otherwise an employee of the Company).

(s) “Merger Agreement” means the Agreement and Plan of Merger, dated November 9, 2004, among AMO, Vault Merger Corporation, and VISX, Incorporated (the “Merger Agreement”).

(t) “Nonqualified Stock Option” means a Stock Option other than an Incentive Stock Option.

(u) “Normal Retirement” means any termination of an Employee’s employment (other than for Cause or death or Total Disability) after such Employee has attained age 55 and has been employed by the Company for a minimum of five (5) years. For purposes of determining the number of years a Transferring Employee has been employed by the Company, service with Allergan, Inc., or VISX, Incorporated and their respective subsidiaries prior to the June 29, 2002 and the Effective Time, respectively, will be counted.

(v) “Option” or “Stock Option” means a right to purchase Common Stock and refers to both Incentive Stock Options and Nonqualified Stock Options.

(w) “Participant” means an individual who has received an Incentive Award pursuant to the Plan.

(x) “Payment Event” means the event or events giving rise to the right to payment of a Performance Award.

(y) “Performance Award” means an award, payable in cash, Common Stock, Restricted Stock or a combination thereof, the terms and conditions of which may be determined by the Committee at the time the Performance Award is granted.

(z) “Performance Criteria” shall mean the following business criteria with respect to the Company, any Subsidiary or any division or operating unit thereof: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the fair market value of Common Stock, (k) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; each as determined in accordance with generally accepted accounting principles, and (l) total shareholder return (TSR).

(aa) “Plan” means the Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan as set forth herein, as amended from time to time.

(bb) “Purchase Price” means the purchase price (if any) to be paid by a Participant for Restricted Stock as determined by the Committee (which price shall be at least equal to the minimum price required under applicable laws and regulations for the issuance of Common Stock which is nontransferable and subject to a substantial risk of forfeiture until specific conditions are met).

(cc) “Restricted Stock” means Common Stock which is the subject of an Incentive Award under this Plan and which is nontransferable and subject to a substantial risk of forfeiture until specific conditions are met as set forth in this Plan and in any instrument evidencing the grant of such Incentive Award.

(dd) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

(ee) “Securities Act” means the Securities Act of 1933, as amended.

(ff) “Stock Appreciation Right” or “Right” means a right granted pursuant to Section VII of the Plan to receive a number of shares of Common Stock or, in the discretion of the Committee, an amount of cash or a combination of shares of Common Stock and cash, based on the increase in the Fair Market Value of the shares of Common Stock subject to the right during such period as is specified by the Committee.

(gg) “Stock Payment” means a payment in shares of Common Stock to replace all or any portion of the compensation (other than base salary) that would otherwise become payable to any Employee.

(hh) “Subsidiary” means any corporation in an unbroken chain of corporations beginning with AMO if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(ii) “Total Disability” means the inability of a person, by reason of mental or physical illness or accident, to perform any and every duty of the occupation for the Company for which such person was employed, engaged, appointed or elected when such disability commenced, which disability is expected to continue for a period of at least 12 months. Any determination as to the date and extent of any disability shall be made by the Committee upon the basis of such information as the Committee deems necessary or desirable including, without limitation, a determination by the insurance provider with respect to a Participant under the Company’s Insured Long Term Disability Program or a disability award letter with respect to a Participant from the Social Security Administration.

(jj) “Transferring Employee” means (x) an individual who transferred employment to the Company before or as of June 29, 2002, in accordance with the terms of the Employee Matters Agreement effective as of June 29, 2002, between Allergan, Inc. and AMO, and (y) an individual who transferred employment from VISX, Incorporated or its Subsidiaries to the Company as of the Effective Time.

1.3 Shares of Common Stock Subject to the Plan

(a) Subject to the provisions of Section 1.3(c) and Section 9.1 of the Plan, the maximum number of shares of Common Stock that may be issued pursuant to Incentive Awards under the Plan shall be 5,000,000 shares. In no event will more than 5,000,000 shares of Common Stock be available for issuance pursuant to the exercise of Incentive Stock Options.

(b) The Common Stock to be issued under this Plan will be made available, at the discretion of the Board or the Committee, either from authorized but unissued shares of Common Stock or from previously issued shares of Common Stock reacquired by the Company, including shares purchased on the open market.

(c) Shares of Common Stock subject to unexercised portions of any Incentive Award granted under this Plan that expires or is terminated, cancelled, or substituted or exchanged for an award for a different kind of shares or other securities, and shares of Common Stock issued pursuant to an Incentive Award under this Plan that are reacquired by the Company pursuant to the terms of the Incentive Award under which such shares were issued, will again become available for the grant of further Incentive Awards under this Plan. Additionally, shares of Common Stock which are delivered by an Employee (either actually or by attestation) or withheld by the Company upon the exercise of any Incentive Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder.

(d) The maximum number of shares of Common Stock with respect to which Incentive Awards may be granted to any individual in any given calendar year is 500,000 shares. With respect to Performance Awards made in cash, the maximum dollar amount which may be awarded in the aggregate to any individual in any calendar year is $500,000.

1.4 Administration of the Plan

(a) The Plan will be administered by the Committee, which will consist of two or more Independent Directors appointed by the Board, each of whom is both a “non-employee director” as defined by Rule 16b-3 and an “outside director” for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

(b) The Committee has and may exercise such powers and authority of the Board as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan Subject to the provisions of the Plan, the Committee has authority in its discretion to select the eligible Employees and Consultants to whom, and the time or times at which, Incentive Awards shall be granted or sold, the nature of each Incentive Award, the number of shares of Common Stock or the number of rights that make up each Incentive Award, the period for the exercise of each Incentive Award, the Performance Criteria (which need not be identical) utilized to measure the value of Performance Awards and such other terms and conditions applicable to each individual Incentive Award as the Committee shall determine. The Committee may grant at any time new Incentive Awards to an Employee or Consultant who has previously received Incentive Awards or other grants (including other stock options) whether such prior Incentive Awards or such other grants are still outstanding, have previously been exercised in whole or in part, or are cancelled in connection with the issuance of new Incentive Awards. The Committee may grant Incentive Awards singly or in combination or in tandem with other Incentive Awards as it determines in its discretion. The purchase price or initial value and any and all other terms and conditions of the Incentive Awards may be established by the Committee without regard to existing Incentive Awards or other grants. Further, the Committee may, with the consent of the holder of an Incentive Award, amend in a manner consistent with the Plan the terms of such Incentive Award. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Incentive Awards granted to Independent Directors, in which case any reference in the Plan to the “Committee” shall be deemed a reference to the Board.

(c) Subject to the express provisions of the Plan, the Committee has the authority to interpret the Plan, to determine the terms and conditions of Incentive Awards and to make all other determinations necessary or advisable for the administration of the Plan. The Committee has authority to prescribe, amend and rescind rules and regulations relating to the Plan. All interpretations, determinations and actions by the Committee shall be final, conclusive and binding upon all parties. Any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members.

(d) Members of the Committee shall receive such compensation, if any, for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the

Company’s officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Board or the Committee nor any designee thereof will be liable for any action or determination made in good faith by the Board or the Committee with respect to the Plan or any transaction arising under the Plan.

(e) The Committee may, but need not, delegate from time to time some or all of its authority to grant Incentive Awards under the Plan to a committee consisting of one or more members of the Committee or of one or more officers of AMO; provided, however, that the Committee may not delegate to any such committee, the Committee’s authority to grant Incentive Awards to officers. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation of authority and may be rescinded at any time by the Committee. At all times, any committee appointed under this Section 1.4(e) shall serve in such capacity at the pleasure of the Committee.

1.5 Award Instrument

At the time of the grant of each Incentive Award pursuant to this Plan, the Committee shall deliver, or cause to be delivered, to the Participant to whom the Incentive Award is granted an instrument evidencing the grant of the Incentive Award and setting forth such terms and conditions applicable to the Incentive Award as the Committee may in its discretion determine consistent with the Plan. For all purposes of this Plan, electronic communications may be considered written instruments.

ARTICLE II.

DIVIDEND EQUIVALENTS

2.1 Dividend Equivalents

Any holder of an Incentive Award may, in the discretion of the Committee, be granted, at no additional cost, Dividend Equivalents based on the dividends declared on the Common Stock on record dates during the period between the date an Incentive Award is granted and the date such Incentive Award is exercised (or expires, or is terminated or cancelled) or such other period as is determined by the Committee and specified in the instrument that evidences the grant of the Incentive Award. Such Dividend Equivalents shall be converted to additional shares or cash by such formula as may be determined by the Committee.

Dividend Equivalents shall be computed as of each dividend record date in such manner as may be determined by the Committee and shall be payable to Participants at such time or time as the Committee in its discretion may determine.

Dividend Equivalents granted with respect to Options intended to be qualified performance-based compensation for purposes of Section 162(m) of the Code shall be payable, with respect to pre-exercise periods, regardless of whether such Option is subsequently exercised.

ARTICLE III.

OPTION GRANTS TO EMPLOYEES AND CONSULTANTS

3.1 Eligibility

Any Employee or Consultant selected by the Committee shall be eligible to be granted an Option; provided, however, that only Employees shall be eligible to receive “incentive stock options” within the meaning of Code Section 422 and the regulations promulgated thereunder.

3.2 Option Price

The purchase price of Common Stock under each Option (the “Option Exercise Price”) will be determined by the Committee at the date such Option is granted. The Option Exercise Price may not be less than the Fair Market Value on the date of grant of the Common Stock subject to the Option.

3.3 Option Period

Options may be exercised as determined by the Committee, but: (a) in the absence of specific action by the Committee, or (b) in the case of an Incentive Stock Option, in no event after ten years from the date of grant of such Option (or with respect to an Incentive Stock Option, such other period as is necessary to enable such Option to be treated as an “incentive stock option” within the meaning of Code Section 422 and the regulations promulgated thereunder).

3.4 Exercise of Options

At the time of the exercise of an Option, the purchase price shall be paid in full in cash or other equivalent consideration acceptable to the Committee, in its sole discretion, consistent with the Plan’s purpose and applicable law and as set forth in the instrument evidencing the grant of the Option; provided, however, that the Company shall not lend money to any Participant to finance an option exercise. If the purchase price is paid in whole or in part, through the delivery of shares of Common Stock duly endorsed for transfer to AMO with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, and if such shares of Common Stock were issued to the Participant directly from the Company, such shares must have been owned by the Participant for at least six months. No fractional shares will be issued pursuant to the exercise of an Option nor will any cash payment be made in lieu of fractional shares.

3.5 Limitation on Exercise of Incentive Stock Options

The aggregate Fair Market Value (determined at the time the Option is granted) with respect to which Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all stock option plans of the Company) shall not exceed $100,000 or such other limit as is prescribed by the Code. Any Options granted as Incentive Stock Options pursuant to the Plan in excess of such limitation shall be treated as Nonqualified Stock Options.

3.6 Termination of Employment

(a) Except as otherwise provided in a written employment agreement or instrument between the Company and the Employee evidencing the grant of the Option, in the event of the termination of an Employee’s employment with the Company for Cause, all of the Employee’s unexercised Options shall expire as of the date of such termination.

(b) Except as otherwise provided in a written employment agreement or instrument between the Company and the Employee evidencing the grant of the Option, in the event of an Employee’s termination of employment for:

(i) Any reason other than for Cause, death, Total Disability, Normal Retirement or Job Elimination (as defined below), the Employee’s Options shall expire and become unexercisable as of the earlier of (A) the date such Options expire in accordance with their terms or (B) three calendar months after the date of termination.

(ii) Death or Total Disability, all of the Employee’s unvested Options shall become vested as of the last date of employment, and the Employee (or his or her successor in interest) shall have twelve (12) months after the date of termination within which to exercise Options that have not expired on or before such date.

(iii) Normal Retirement, the Employee’s Options shall expire and become unexercisable as of the earlier of (A) the date such Options expire in accordance with their terms or (B) three (3) years after the date of termination.

(iv) Job Elimination, all of the Employee’s unvested Options shall become vested as of the last date of employment, and the Employee’s Options shall expire and become unexercisable as of the earlier of (A) the date such Options expire in accordance with their terms or (B) three calendar months after the date of termination. Notwithstanding the foregoing, if an Employee meets the requirements for Normal Retirement at the time his or her employment is terminated for Job Elimination, the Employee’s Options shall become vested as of the last date of employment, and the Employee’s Options shall expire and become unexercisable as of the earlier to occur of (Y) the date such Options expire in accordance with their terms or (Z) three calendar years after the date of termination. “Job Elimination” occurs when an Employee ceases to be an Employee of the Company as a result of a reduction in force or transfer to a new organization outside of the Company as a result of a divestiture, other than a spin-off or other distribution to the Company’s stockholders. A “reduction in force” occurs under the Plan when the Employee is terminated pursuant to a plan to reduce headcount and is not offered an alternative job at the Company. In order to receive the accelerated vesting set forth in this section (iv), the Employee must sign and deliver to AMO a release and waiver with respect to any and all claims relating to the Employee’s employment with or termination from the Company in a form acceptable to AMO.

(c) Notwithstanding anything to the contrary in Paragraphs (a) or (b) above, the Committee may in its discretion designate such shorter or longer periods to exercise Options following an Employee’s termination of employment; provided, however, that any shorter periods determined by the Committee shall be effective only if provided for in the instrument that evidences the grant to the Employee of such Options or if such shorter period is agreed to in writing by the Employee. In the case of an Incentive Stock Option, notwithstanding anything to the contrary herein, in no event shall such Option be exercisable after the expiration of ten years from the date such Option is granted (or such other period as is provided in Code Section 422 and the regulations promulgated thereunder). This Plan provides for automatic acceleration of vesting of Options in the event of an Employee’s termination due to death or Total Disability or Job Elimination. In all other situations, with the exception of terminations for Cause, Options shall be exercisable by an Employee (or his successor in interest) following such Employee’s termination of employment only to the extent that installments thereof had become exercisable on or prior to the date of such termination; provided, however, that the Committee, in its discretion, may elect to accelerate the vesting of all or any portion of any Options that had not become exercisable on or prior to the date of such termination.

3.7 Limitations on Exercise of Options Granted to Consultants

Unless otherwise prescribed by the Committee in the instrument evidencing the grant of the Option, no Option granted to a Consultant may be exercised to any extent by anyone after the first to occur of the following events:

(a) The expiration of 12 months from the date of the Consultant’s termination of consultancy by reason of his or her death or Total Disability;

(b) The expiration of three months from the date of the Consultant’s termination of consultancy for any reason other than such Consultant’s death or his or her Total Disability, unless the Consultant dies within said three-month period, in which case the Option shall expire 12 months from the date of the Consultant’s death; or

(c) The expiration of 10 years from the date the Option was granted.

3.8 No Reload Rights

Options granted under this Plan shall not contain any provision entitling the Employee or Consultant to the automatic grant of additional options in connection with any exercise of the original Option.

ARTICLE IV.

DIRECTOR OPTIONS

4.1 Discretionary Grants

Notwithstanding the foregoing, the Board may, in its discretion, grant Options to Independent Directors at any time and from time to time, the terms of which shall be determined by the Board. In the discretion of the Board, Options granted hereunder to Independent Directors may be granted in lieu of director fees.

4.2 Terms of Options Granted to Independent Directors

Unless otherwise prescribed by the Board in the instrument evidencing the grant of the Option, the price per share of the shares subject to each Option granted to an Independent Director shall equal 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. Unless otherwise prescribed by the Board in the instrument evidencing the grant of the Option, each Option granted to an Independent Director shall become fully exercisable on the day immediately preceding the date of the first annual meeting of stockholders subsequent to the date the Option was granted, provided such person is an Independent Director as of such date. Subject to Section 4.3, the term of each Option granted to an Independent Director shall be 10 years from the date the Option is granted. No portion of an Option which is unexercisable at termination of directorship shall thereafter become exercisable. Payment of the exercise price with respect to an Option granted to an Independent Director shall be made in accordance with Section 3.4. Notwithstanding the foregoing, in the event of a Change in Control, Options granted to Independent Directors shall, as of the date of such Change in Control, immediately become fully vested and exercisable. The limitations under Section 3.8 shall apply to Options granted to Independent Directors.

4.3 Limitations on Exercise of Options Granted to Independent Directors

Unless otherwise prescribed by the Board in the instrument evidencing the grant of the Option, no Option granted to an Independent Director may be exercised to any extent by anyone after the first to occur of the following events:

(a) The expiration of 12 months from the date of the Independent Director’s termination of directorship by reason of his or her death or Total Disability;

(b) The expiration of three months from the date of the Independent Director’s termination of directorship for any reason other than such Independent Director’s death or his or her Total Disability, unless the Independent Director dies within said three-month period, in which case the Option shall expire 12 months from the date of the Independent Director’s death; or

(c) The expiration of 10 years from the date the Option was granted.

ARTICLE V.

PERFORMANCE AWARDS

5.1 Grant of Performance Awards

(a) Any Employee or Consultant selected by the Committee may be granted one or more Performance Awards. At the time of grant, the Committee shall determine the Performance Criteria (which need not be identical) to be utilized to calculate the value of a Performance Award, the term of such Performance Award, the Payment Event, the form of payment of the Performance Award (in cash, shares of Common Stock, or shares of Restricted Stock) and the time of payment of the Performance Award. The specific terms and conditions of each Performance Award shall be set forth in a written statement evidencing the grant of such Performance Award (the “Performance Award Agreement”).

(b) Notwithstanding any other provision of the Plan or the applicable Performance Award Agreement, the Committee may, in its sole discretion, reduce the amount of any Performance Award, whether it provides for settlement in shares of Common Stock or cash and regardless of the extent to which the Performance Criteria specified in the Performance Award Agreement were attained, to an amount less than the amount set forth in the Performance Award Agreement, including zero. However, under no circumstances will the Committee have the authority to increase the amount of a Performance Award that would otherwise be payable under a Performance Award Agreement.

(c) The occurrence of the Payment Event shall be tolled until the Committee certifies in writing whether and to the extent to which the Performance Criteria specified in any Performance Award Agreement was attained.

5.2 Payment of Award; Limitation

Upon the occurrence of a Payment Event, payment of a Performance Award will be made to the Participant (in cash, shares of Common Stock, or shares of Restricted Stock, as determined by the Committee at the time of grant). The Committee may impose a limitation on the amount payable upon the occurrence of a Payment Event, which limitation shall be set forth in the written statement evidencing the grant of the Performance Award; provided, however, that such limitation shall not exceed the limit set forth in Section 1.3(d).

5.3 Expiration of Performance Award

If a Participant’s employment, or if applicable, consultancy with the Company is terminated for any reason other than death, Total Disability or, with respect to an Employee, Normal Retirement, prior to the occurrence of the Payment Event, all of the Participant’s rights under the Performance Award shall expire and terminate unless otherwise determined by the Committee. In the event of termination of employment or consultancy by reason of death, Total Disability or, with respect to an Employee, Normal Retirement, the Committee, in its discretion, may determine what portions, if any, of the Performance Award should be paid to the Participant.

ARTICLE VI.

RESTRICTED STOCK

6.1 Award of Restricted Stock

The Committee may grant awards of Restricted Stock to Employees, Consultants and Independent Directors. The Committee shall determine the Purchase Price (if any), the terms of payment of the Purchase Price, the restrictions upon the Restricted Stock, and when and under what circumstances such restrictions shall lapse. The terms and conditions of the Restricted Stock shall be set forth in the statement evidencing the grant of such award of Restricted Stock.

6.2 Requirements of Restricted Stock

All shares of Restricted Stock granted or sold, pursuant to the Plan will be subject to the following conditions:

(a) The shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, alienated or encumbered until the restrictions are removed or expire;

(b) The Committee may require that the certificates representing Restricted Stock granted or sold to a Participant pursuant to the Plan remain in the physical custody of an escrow holder or the Company until all restrictions are removed or expire;

(c) Each certificate representing Restricted Stock granted or sold to a Participant pursuant to the Plan will bear such legend or legends making reference to the restrictions imposed upon such Restricted Stock as the Committee in its discretion deems necessary or appropriate to enforce such restrictions; and

(d) The Committee may impose such other conditions on Restricted Stock as the Committee may deem advisable including, without limitation, restrictions under the Securities Act, under the Exchange Act, under the requirements of any stock exchange upon which such Restricted Stock or shares of the same class are then listed and under any blue sky or other securities laws applicable to such shares.

6.3 Lapse of Restrictions

The restrictions imposed upon Restricted Stock pursuant to Section 6.2 above will lapse in accordance with such schedule or other conditions as are determined by the Committee and set forth in the statement evidencing the grant or sale of the Restricted Stock.

6.4 Rights of Participant

Subject to the provisions of Section 6.2 or restrictions imposed pursuant to Section 6.2, the Participant will have all rights of a stockholder with respect to the Restricted Stock granted or sold to such Participant under the Plan, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto; provided, however, that in the discretion of the Committee, any non-cash distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 6.2.

6.5 Termination of Employment, Consultancy or Directorship

Upon a Participant’s termination of employment or, if applicable, termination of consultancy or directorship, for death or Total Disability, all of the restrictions imposed on the Participant’s Restricted Stock shall lapse as of the Participant’s last date of employment or, if applicable, consultancy or directorship. In all other cases (other than a Job Elimination), unless the Committee in its discretion determines otherwise, upon a Participant’s termination of employment or, if applicable, termination of consultancy or directorship, for any reason, all of the Participant’s Restricted Stock remaining subject to restrictions imposed pursuant to this Plan on the date of such termination of employment or, if applicable, termination of consultancy or directorship, shall be repurchased by the Company at the Purchase Price (if any).

6.6 Termination of Employment Due to Job Elimination

Upon an Employee’s termination of employment due to Job Elimination, the terminating Employee shall have the restrictions lapse on each grant of Restricted Stock in an amount equal to the number of shares of Restricted Stock granted multiplied by a fraction, the numerator of which is the number of full calendar months from the date of grant until the Employee’s last day of employment and the denominator of which is the number of months during which the restriction would have been in effect pursuant to each original grant.

ARTICLE VII.

STOCK APPRECIATION RIGHTS

7.1 Granting of Stock Appreciation Rights

The Committee may approve the grant to Employees or Consultants of Stock Appreciation Rights related or unrelated to Options, at any time.

(a) A Stock Appreciation Right granted in connection with an Option granted under this Plan will entitle the holder of the related Option, upon exercise of the Stock Appreciation Right, to surrender such Option, or any portion thereof to the extent unexercised, with respect to the number of shares as to which such Stock Appreciation Right is exercised, and to receive payment of an amount computed pursuant to Section 7.1(c). Such Option will, to the extent surrendered, then cease to be exercisable.

(b) Subject to Section 7.1(g), a Stock Appreciation Right granted in connection with an Option hereunder will be exercisable at such time or times, and only to the extent that, the related Option is exercisable, and will not be transferable except to the extent that such related Option may be transferable.

(c) Upon the exercise of a Stock Appreciation Right related to an Option, the holder will be entitled to receive payment of an amount determined by multiplying: (i) the difference obtained by subtracting the Option Exercise Price of a share of Common Stock specified in the related Option from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right (or as of such other date or as of the occurrence of such event as may have been specified in the instrument evidencing the grant of the Stock Appreciation Right), by (ii) the number of shares as to which such Stock Appreciation Right is exercised.

(d) The Committee may grant Stock Appreciation Rights unrelated to Options to eligible Employees or Consultants. Section 7.1(c) shall be used to determine the amount payable at exercise under such Stock Appreciation Right, except that in lieu of the Option Exercise Price specified in the related Option the initial base amount specified in the Incentive Award shall be used.

(e) Notwithstanding the foregoing, the Committee, in its discretion, may place a dollar limitation on the maximum amount that will be payable upon the exercise of a Stock Appreciation Right under the Plan.

(f) Payment of the amount determined under the foregoing provisions of this Section 7.1 may be made solely in whole shares of Common Stock valued at their Fair Market Value on the date of exercise of the Stock Appreciation Right or, alternatively, at the sole discretion of the Committee, in cash or in a combination of cash and shares of Common Stock as the Committee deems advisable. The Committee is hereby vested with full discretion to determine the form in which payment of a Stock Appreciation Right will be made and to consent to or disapprove the election of a Participant to receive cash in full or partial settlement of a Stock Appreciation Right. If the Committee decides to make full payment in shares of Common Stock, and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

(g) The Committee may, at the time a Stock Appreciation Right is granted, impose such conditions on the exercise of the Stock Appreciation Right as may be required to satisfy the requirements of Rule 16b-3 (or any other comparable provisions in effect at the time or times in question).

7.2 Termination of Employment or Consultancy

Sections 3.6 and 3.7 will govern the treatment of Stock Appreciation Rights upon the termination of a Participant’s employment or consultancy, as applicable, with the Company.

ARTICLE VIII.

STOCK PAYMENTS

8.1 Stock Payments

The Committee may approve Stock Payments of Common Stock to any Employee or Consultant for all or any portion of the compensation (other than base salary with respect to an Employee) that would otherwise become payable to an Employee or Consultant in cash.

ARTICLE IX.

OTHER PROVISIONS

9.1 Adjustment Provisions

(a) Subject to Section 9.1(b) below, (i) if the outstanding shares of Common Stock of the Company are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed in respect of such shares of Common Stock (or any stock or securities received with respect to such Common Stock), through merger, consolidation, sale or exchange of all or substantially all of the properties of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off or other distribution with respect to such shares of Common Stock (or any stock or securities received with respect to such Common Stock), or (ii) if the value of the outstanding shares of Common Stock of the Company is reduced by reason of an extraordinary cash dividend, an appropriate and proportionate adjustment shall be made in (x) the maximum number and kind of shares provided in Section 1.3 (including the maximum amounts referred to in Section 1.3(d)), (y) the number and kind of shares or other securities subject to then outstanding Incentive Awards, and (z) the price for each share or other unit of any other securities subject to then outstanding Incentive Awards. No fractional interests will be issued under the Plan resulting from any such adjustments.

(b) In addition to the adjustments permitted by Section 9.1(a) above, except as otherwise expressly provided in the statement evidencing the grant of an Incentive Award, upon the occurrence of a Change in Control any outstanding Incentive Awards not theretofore exercisable, payable or free from restrictions, as the case may be, shall immediately become exercisable, payable or free from restrictions (other than restrictions required by applicable law or any national securities exchange upon which any securities of the Company are then listed), as the case may be, in their entirety and any shares of Common Stock acquired pursuant to an Incentive Award which are not fully vested shall immediately become fully vested, notwithstanding any of the other provisions of the Plan.

9.2 Continuation of Employment

(a) Nothing in the Plan or in any statement evidencing the grant of an Incentive Award pursuant to the Plan shall be construed to create or imply any contract of employment between any Employee and the Company, to confer upon any Employee any right to continue in the employ of the Company, or to confer upon the Company any right to require any Employee’s continued employment. Except as expressly provided in the Plan or in any statement evidencing the grant of an Incentive Award pursuant to the Plan, the Company shall have the right to deal with each Employee in the same manner as if the Plan and any such statement evidencing the grant of an Incentive Award pursuant to the Plan did not exist, including, without limitation, with respect to all matters related to the hiring, discharge, compensation and conditions of the employment of the Employee. Unless otherwise expressly set forth in a separate employment agreement between the Company and such Employee, the Company may terminate the employment of any Employee with the Company at any time for any reason, with or without cause.

(b) Any question(s) as to whether and when there has been a termination of an Employee’s employment, the reason (if any) for such termination, and/or the consequences thereof under the terms of the Plan or any statement evidencing the grant of an Incentive Award pursuant to the Plan shall be determined by the Committee and the Committee’s determination thereof shall be final and binding.

9.3 Compliance with Government Regulations

No shares of Common Stock will be issued pursuant to an Incentive Award unless and until all applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction and by any stock exchanges upon which the Common Stock may be listed have been fully met. As a condition precedent to the issuance of shares of Common Stock pursuant to an Incentive Award, the Company may require the Participant to take any reasonable action to comply with such requirements.

9.4 Additional Conditions

The award of any benefit under this Plan may also be subject to such other provisions (whether or not applicable to the benefit award to any other Participant) as the Committee determines appropriate including, without limitation, provisions to assist the Participant in financing the purchase of Common Stock through the exercise of Stock Options, provisions for the forfeiture of or restrictions on resale or other disposition of shares of Common Stock acquired under any form of benefit, provisions giving the Company the right to repurchase shares of Common Stock acquired under any form of benefit in the event the Participant elects to dispose of such shares, and provisions to comply with federal and state securities laws and federal and state income tax withholding requirements.

9.5 Privileges of Stock Ownership

No Participant and no beneficiary or other person claiming under or through such Participant will have any right, title or interest in or to any shares of Common Stock allocated or reserved under the Plan or subject to any Incentive Award, except as to such shares of Common Stock, if any, that have been issued to such Participant in accordance with the terms and conditions of the applicable Incentive Award; provided, however, that Participants who have received Restricted Stock shall have only those rights with respect to such stock as are set forth in this Plan and the statement evidencing the grant or sale of such Restricted Stock. No adjustment will be made for any dividends or other rights where the record date is prior to the date shares of Common Stock are issued.

9.6 Amendment and Termination of Plan, Amendment of Incentive Awards

(a) The Board may alter, amend, suspend or terminate the Plan at any time. No such action of the Board, unless taken with the approval of the stockholders of the Company, may increase the maximum number of shares that may be sold or issued under the Plan or alter the class of Employees eligible to participate in the Plan. With respect to any other amendments of the Plan, the Board may in its discretion determine that such amendments shall only become effective upon approval by the stockholders of the Company, if the Board determines that such stockholder approval may be advisable, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under federal or state securities law, federal or state tax law or any other laws or for the purposes of satisfying applicable stock exchange listing requirements.

(b) The Committee may, with the consent of a Participant, make such modifications in the terms and conditions of an Incentive Award as it deems advisable; provided, however, that the Committee may not reduce the exercise price of an outstanding Option by amending the terms of such Option without first obtaining approval from the AMO stockholders.

(c) Except as otherwise provided in this Plan or in the statement evidencing the grant of the Incentive Award, no amendment, suspension or termination of the Plan will, without the consent of the Participant, alter, terminate, impair or adversely affect any right or obligation under any Incentive Award previously granted under the Plan.

9.7 Not Transferable

(a) No Incentive Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order, unless and until such Award has been exercised, or the shares underlying such Incentive Award have been issued, and all restrictions applicable to such shares have lapsed. No Incentive Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

(b) During the lifetime of the Participant, only he or she may exercise an Option or other Incentive Award (or any portion thereof) granted to him or her under the Plan, unless it has been disposed of with the consent of the Committee pursuant to a domestic relations order. After the death of the Participant, any exercisable portion of an Option or other Incentive Award may, prior to the time when such portion becomes unexercisable under the Plan or the terms and conditions of such Incentive Award, be exercised by his or her personal representative or by any person empowered to do so under the deceased Participant’s will or under the then applicable laws of descent and distribution.

(c) Notwithstanding the foregoing, the Committee, in its sole discretion, may determine to permit a Participant to transfer an Incentive Award to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Incentive Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Incentive Award which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Incentive Award as applicable to the Participant (other than the ability to further transfer the Incentive Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer. For purposes of this Section 9.7, “Permitted Transferee” shall mean, with respect to a Participant, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Committee after taking into account any state or federal tax or securities laws applicable to transferable Incentive Award. Nothing contained in this Section 9.7(c) shall be deemed to require or obligate the Committee to permit a Participant to transfer an Incentive Award in the manner described herein.

9.8 Other Compensation Plans

The adoption of the Plan shall not affect any other stock option, incentive or other compensation plans in effect for the Company, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for Employees or Directors of the Company.

9.9 Plan Binding on Successors

The Plan shall be binding upon the successors and assigns of the Company.

9.10 Singular, Plural; Gender

Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

9.11 Headings, Etc., No Part of Plan

Heading of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

9.12 Participation By Foreign Employees

Notwithstanding Section 9.6 of the Plan, the Committee may, in order to fulfill the purposes of the Plan: (i) modify grants of Incentive Awards to Participants who are foreign nationals or employed outside of the United States to recognize differences in applicable law, tax policy or local custom and/or (ii) amend the Plan from time to time by adopting or modifying appendices to the Plan, which appendices shall contain such terms and conditions with respect to the operation of the Plan in one or more foreign jurisdictions as are necessary to bring the Plan into compliance with applicable law, tax policy or local custom. Nothing contained in this Section 9.12 shall be deemed to grant the Committee the authority to: (i) increase the maximum number of shares that may be sold or issued under the Plan, (ii) alter the class of Employees eligible to participate in the Plan, (iii) reduce the minimum exercise price with respect to Options as set forth in Sections 3.2 and 4.2, or (iv) increase the annual award limits set forth in Section 1.3(d).

9.13 Withholding

The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, exercise or payment of any Incentive Award. The Committee may in its discretion and in satisfaction of the foregoing requirement allow such Participant to elect to have the Company withhold shares of Common Stock otherwise issuable under such Incentive Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Incentive Award (or which may be repurchased from the Participant of such Incentive Award within six months after such shares of Common Stock were acquired by the Participant from the Company) in order to satisfy the Participant’s federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Incentive Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

9.14 Miscellaneous

(a) At the request of a Participant, and as soon as practicable after any proper exercise of an Option (or any portion thereof) in accordance with the provisions of the Plan, the Company shall deliver to the Participant at the main office of the Company, or such place as shall be mutually acceptable, a certificate or certificates representing the shares of Common Stock to which the Participant is entitled by reason of exercise of the Option (or portion thereof).

(b) No shares of Common Stock shall be issued or delivered upon exercise of an Option unless and until there shall have been compliance with all applicable requirements of the Securities Act, all applicable listing requirements of any market or securities exchange on which shares of Common Stock are then listed and any other requirement of law or of any regulatory body having jurisdiction over such issuance and delivery. The inability of the Company to obtain any required permits, authorizations or approvals necessary for the lawful issuance and sale of any shares of Common Stock hereunder on terms deemed reasonable by the Committee shall relieve the Company, the Board and the Committee of any liability in respect of the nonissuance or sale of such shares of Common Stock as to which such requisite permits, authorizations or approvals shall not have been obtained.

(c) Each certificate representing shares of Common Stock acquired pursuant to the Plan shall be endorsed with all legends, if any, required by applicable federal and state securities laws to be placed on the certificates. The determination of which legends, if any, shall be placed upon the certificates shall be made by the Committee in its sole discretion and such decision shall be final and binding.

ARTICLE X.

EFFECTIVE DATE

10.1 Effective Date and Duration of Plan

The Plan remains subject to, and contingent upon (a) approval of AMO’s stockholders, and (b) the consummation of the merger transaction set forth in the Merger Agreement. The Plan shall become effective on the on the latter to occur of the approval of the Plan by AMO’s stockholders and the Effective Time (the “Plan Effective Date”). The Plan shall terminate at such time as the Board, in its discretion, shall determine. No Incentive Award may be granted under the Plan after the date of such termination, but such termination shall not affect any Incentive Award theretofore granted; provided, however, that in no event may any Incentive Stock Option be granted under the Plan after December 31, 2014.

On the Plan Effective Date, the Company shall grant no further awards to directors, employees or consultants under the Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan or any equity incentive plans assumed by the Company at the Effective Time.

Annex D

ADVANCED MEDICAL OPTICS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

AS PROPOSED TO BE AMENDED AND RESTATED

ADVANCED MEDICAL OPTICS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

(AS PROPOSED TO BE AMENDED AND RESTATED)

i

ADVANCED MEDICAL OPTICS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

GENERAL PROVISIONS

1.1 Purposes of the Plan

Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), has adopted the Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (the “Plan”).

The purposes of the Plan are as follows:

(1) To assist eligible employees of AMO and its Designated Parent Corporations and Designated Subsidiary Corporations (each as defined below) in acquiring ownership of shares of Common Stock of AMO pursuant to a plan which is intended to qualify as an “employee stock purchase plan,” within the meaning of Section 423(b) of the Code (as defined below).

(2) To help such employees provide for their future security and to encourage them to remain in the employment of AMO and its Parent Corporations and Subsidiary Corporations.

1.2 Definitions

Whenever any of the following terms is used in the Plan with the first letter or letters capitalized, it shall have the following meaning unless context clearly indicates to the contrary (such definitions to be equally applicable to both the singular and the plural forms of the terms defined):

(a) “Account” means the account established for an Eligible Employee under the Plan with respect to an Offering Period.

(b) “Agent” means the brokerage firm, bank or other financial institution, entity or person(s) engaged, retained, appointed or authorized to act as the agent of AMO or an Employee with regard to the Plan.

(c) “Authorization” means an Eligible Employee’s payroll deduction authorization with respect to an Offering Period provided by such Eligible Employee in accordance with Section 3.1(b).

(d) “Board” means the Board of Directors of AMO.

(e) “Change in Control” means the following and shall be deemed to occur if any of the following events occur:

(i) Any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (a “Person”), is or becomes the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act (a “Beneficial Owner”), directly or indirectly, of securities of AMO representing (i) 20% or more of the combined voting power of AMO’s then outstanding voting securities, which acquisition is not approved in advance of the acquisition or within 30 days after the acquisition by a majority of the Incumbent Board (as hereinafter defined) or (ii) 33% or more of the combined voting power of AMO’s then outstanding voting securities, without regard to whether such acquisition is approved by the Incumbent Board;

(ii) Individuals who, as of June 29, 2002, constitute the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board, provided that any person becoming a Director subsequent to June 29, 2002 whose election, or nomination for election by AMO’s stockholders, is approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of AMO, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall, for the purposes of this Plan, be considered as though such person were a member of the Incumbent Board of AMO;

(iii) The consummation of a merger, consolidation or reorganization involving AMO, other than one which satisfies both of the following conditions:

(A) a merger, consolidation or reorganization which would result in the voting securities of AMO outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of another entity) at least 55% of the combined voting power of the voting securities of AMO or such other entity resulting from the merger, consolidation or reorganization (the “Surviving Corporation”) outstanding immediately after such merger, consolidation or reorganization and being held in substantially the same proportion as the ownership in AMO’s voting securities immediately before such merger, consolidation or reorganization, and

(B) a merger, consolidation or reorganization in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of AMO representing 20% or more of the combined voting power of AMO’s then outstanding voting securities; or

(iv) Complete liquidation of AMO or a sale of all or substantially all of AMO’s assets.

Additionally, notwithstanding the preceding provisions of this subsection (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this subsection (e) is (1) an underwriter or underwriting syndicate that has acquired any of AMO’s then outstanding voting securities solely in connection with a public offering of AMO’s securities, (2) AMO or any subsidiary of AMO or (3) an employee stock ownership plan or other employee benefit plan maintained by the AMO or any of its subsidiaries that is qualified under the provisions of the Code. In addition, notwithstanding the preceding provisions of this subsection (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this subsection (e) becomes a Beneficial Owner of more than the permitted amount of outstanding securities as a result of the acquisition of voting securities by AMO which, by reducing the number of voting securities outstanding, increases the proportional number of shares beneficially owned by such Person, provided, that if a Change in Control would occur but for the operation of this sentence and such Person becomes the Beneficial Owner of any additional voting securities (other than through the exercise of options granted under any stock option plan of AMO or through a stock dividend or stock split), then a Change in Control shall occur.

(f) “Code” means the Internal Revenue Code of 1986, as amended. Where the context so requires, a reference to a particular Code section shall also refer to any successor provision of the Code to such section.

(g) “Committee” means the committee of the Board appointed to administer the Plan pursuant to Section 1.4.

(h) “Common Stock” means the shares of AMO’s Common Stock, $0.01 par value.

(i) “Compensation” of an Employee means such Employee’s base earnings, and commissions and similar incentive compensation, payable to an Eligible Employee by AMO, any Designated Parent Corporation or any Designated Subsidiary Corporation on each Payday as compensation for services rendered, before any reduction elected by an Eligible Employee under a Code Section 401(k) cash or deferred arrangement or a Code Section 125 cafeteria plan.

(j) “Date of Exercise” of any Option means the date on which such Option is exercised, which shall be the last day of the Offering Period with respect to which the Option was granted, in accordance with Section 3.2(a) (except as provided in Section 5.1).

(k) “Date of Grant” of any Option means the date on which such Option is granted, which shall be the first day of the Offering Period with respect to which the Option was granted, in accordance with Section 3.1(a).

(l) “Designated Parent Corporation” means any Parent Corporation designated by the Board in accordance with Section 2.1.

(m) “Designated Subsidiary Corporation” means any Subsidiary Corporation designated by the Board in accordance with Section 2.1.

(n) “Disability” means any mental or physical condition which, in the judgment of the Committee, based on such competent medical evidence as the Committee may require, renders an individual unable to engage in any substantial gainful activity for AMO, or any Designated Parent Corporation or any Designated Subsidiary Corporation for which he or she is reasonably fitted by education, training, or experience and which condition can be expected to result in death or which has lasted or can be expected to last for a continuous period of at least twelve (12) months. The determination by the Committee, upon opinion of a physician selected by the Committee, as to whether an Employee has incurred a Disability shall be final and binding on all persons. If the employment of an Employee terminates upon the expiration of such Employee’s medical leave of absence in accordance with the medical leave of absence policies of AMO or the Parent Corporation or Subsidiary Corporation employing such individual, as in effect as of the effective date of the Plan, such termination of employment shall be deemed to be due to a Disability.

(o) “Eligible Employee” means an Employee of AMO, any Designated Parent Corporation or any Designated Subsidiary Corporation who does not, immediately after the Option is granted, own (directly or through attribution) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Common Stock or other stock of AMO, a Parent Corporation or a Subsidiary Corporation (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(p) “Employee” means an individual who renders services to AMO, a Parent Corporation or a Subsidiary Corporation in the status of an “employee,” within the meaning of Code Section 3401(c). “Employee” shall not include any director of AMO, a Parent Corporation or a Subsidiary Corporation who does not render services to AMO, a Parent Corporation or a Subsidiary Corporation in the status of an “employee,” within the meaning of Code Section 3401(c). During a leave of absence meeting the requirements of Treasury Regulation Section 1.421-7(h)(2), an individual shall be treated as an Employee of AMO or the Parent Corporation or Subsidiary Corporation employing such individual immediately prior to such leave.

(q) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Where the context so requires, a reference to a particular section of the Exchange Act shall also refer to any successor provision to such section.

(r) “Fair Market Value” means: (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any (or as reported on any composite index which includes such principal exchange), on the trading day previous to such date, or if shares were not traded on the trading day previous to such date, then on the next preceding date on which a trade occurred, or (b) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, the mean between the closing representative bid and asked prices for the Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith.

(s) “International Purchase Plan” means the Advanced Medical Optics, Inc. 2002 International Stock Purchase Plan, as amended.

(t) “Offering Period” means:

(i) During the period commencing on or after the date of adoption of the Plan and ending on October 1, 2004, “Offering Period” means each six-month period commencing on any April 1 and October 1, or at such other time or times or such other periods as may be determined by the Committee; provided, however, that on a one-time basis, the Offering Period commencing October 1, 2004 shall end on April 30, 2005.

(ii) After April 30, 2005, “Offering Period” means each six-month period commencing on any May 1 and November 1, or at such other time or times or such other periods as may be determined by the Committee.

(iii) Subject to Section 5.8 hereof, the Committee shall have the power to change the duration and/or frequency of Offering Periods with respect to future offerings and shall use its best efforts to notify Employees of any such change at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any Option granted hereunder be exercisable more than 27 months from its Date of Grant.

Options shall be granted on the Date of Grant and exercised on the Date of Exercise, as provided in Section 3.1(a) and 3.2(a), respectively.

(u) “Option” means an option to purchase shares of Common Stock granted under the Plan to an Eligible Employee in accordance with Section 3.1(a).

(v) “Option Price” means the option price per share of Common Stock determined in accordance with Section 3.2(b).

(w) “Parent Corporation” means any corporation, other than AMO, in an unbroken chain of corporations ending with AMO if, at the time of the granting of the Option, each of the corporations other than AMO owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(x) “Payday” means the regular and recurring established day for payment of Compensation to an Employee of AMO, any Parent Corporation or any Subsidiary Corporation.

(y) “Plan” means the Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan, as amended.

(z) “Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, or, where the context so requires, any successor provision to such Rule 16b-3.

(aa) “Subsidiary Corporation” means any corporation, other than AMO, in an unbroken chain of corporations beginning with AMO if, at the time of the granting of the Option, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

1.3 Stock Subject to the Plan

(a) Subject to the provisions of Section 5.1 (relating to adjustments upon changes in the Common Stock) and Section 5.8 (relating to amendments of the Plan), the aggregate number of shares of Common Stock that may be sold pursuant to Options granted under the Plan shall not exceed (i) the number determined in accordance with subsection (b) below, less (ii) the number of shares of Common Stock sold pursuant to options granted under the International Purchase Plan.

(b) The aggregate number of shares of Common Stock that may be sold pursuant to Options granted under the Plan (before deduction for shares of Common Stock sold pursuant to options granted under the International Purchase Plan, in accordance with subsection (a) above) shall be determined as follows:

(i) Initially, the lesser of

(A) two hundred ninety thousand (290,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of the June 29, 2002.

(ii) The number of shares set forth in subparagraph (i) shall be increased each October 1 beginning October 1, 2003 and ending (and including) October 1, 2004, by the lesser of

(A) two hundred ninety thousand (290,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter;

(iii) The number of shares set forth in subparagraphs (i and ii) shall be increased each November 1 beginning November 1, 2005, and ending (and including), November 1, 2014, by the lesser of

(A) four hundred thousand (400,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter;

provided, however, that the Board may, by resolution adopted prior to such November 1, substitute a lower number for that provided pursuant to clauses (A) and (B) of this subparagraph (iii).

(c) The shares of Common Stock sold pursuant to Options granted under the Plan may be newly issued shares or treasury shares of Common Stock, or shares of Common Stock bought on the New York Stock Exchange or other nationally recognized exchange, or other market.

1.4 Administration by Committee; Rules and Regulations

(a) Appointment of Committee. The Plan shall be administered by the Committee, which shall be appointed by the Board and which shall be composed of not less than two members of the Board, each of whom shall be a “non-employee director” within the meaning of Rule 16b-3. Each member of the Committee shall serve for a term commencing on a date specified by the Board and continuing until the member dies, resigns or is removed from office by the Board. The Committee in its discretion may utilize the services of an agent to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Employee.

(b) Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Committee shall have the power to interpret the Plan and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan.

(c) Majority Rule. The Committee shall act by a majority of its members in office. The Committee may act either by vote at a meeting or by a memorandum or other written instrument signed by a majority of the Committee.

(d) Compensation; Professional Assistance; Good Faith Actions. All expenses and liabilities incurred by members of the Committee in connection with the administration of the Plan shall be borne by AMO. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, AMO and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Employees, AMO and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected by AMO in respect to any such action, determination, or interpretation.

ARTICLE II.

DESIGNATION OF PARENT AND SUBSIDIARY CORPORATIONS

2.1 Designation of Parent and Subsidiary Corporation

The Board shall designate from among the Parent Corporations and Subsidiary Corporations, as determined from time to time, those corporations whose Employees shall be eligible to be granted Options under the Plan. The Board may designate a Parent Corporation or Subsidiary Corporation, or terminate the designation of a Parent Corporation or Subsidiary Corporation, without the approval of the stockholders of AMO.

ARTICLE III.

GRANT OF OPTIONS TO ELIGIBLE EMPLOYEES

3.1 Option Grants

(a) Option Grants. AMO shall grant Options under the Plan to all Eligible Employees in successive Offering Periods until the earlier of: (i) the date on which the aggregate number of shares of Common Stock available under the Plan have been sold, or (ii) the date on which the Plan is suspended or terminates. Each Employee who is an Eligible Employee on the first day of an Offering Period shall be granted an Option with respect to such Offering Period. The Date of Grant of such an Option shall be the first day of the Offering Period with respect to which such Option was granted. Each Option shall expire on the Date of Exercise immediately after the automatic exercise of the Option in accordance with Section 3.2(a), unless such Option terminates earlier in accordance with Section 3.3, 4.1 or 5.1. The number of shares of Common Stock subject to an Eligible Employee’s Option shall equal the cumulative payroll deductions from Compensation authorized by such Eligible Employee in accordance with subsection (b) for the Offering Period (if any), divided by the Option Price; provided, however, that the number of shares of Common Stock subject to such Option shall not exceed ten thousand (10,000) shares; and, provided, further, that the number of shares of Common Stock subject to such Option shall not exceed the number determined in accordance with subsection (c). AMO shall not grant an Option with respect to an Offering Period to any individual who is not an Eligible Employee on the first day of such Offering Period.

(b) Election to Participate; Payroll Deduction Authorization.

(i) An Eligible Employee shall participate in the Plan only by means of payroll deduction from Compensation.

(ii) Each Eligible Employee who elects to participate in the Plan with respect to an Offering Period shall deliver to AMO, not later than such date as the Committee in its discretion may prescribe for such purpose (which date shall not be later than ten (10) days after the first day of the Offering Period), a completed and executed written Authorization in a form prepared by the Committee. An Eligible Employee’s Authorization shall give notice of such Eligible Employee’s election to participate in the Plan for the Offering Period with respect to which it is submitted (and subsequent Offering Periods) and shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by AMO or the Designated Parent Corporation or Designated Subsidiary Corporation employing such Eligible Employee on each Payday during the Offering Period. An Eligible Employee may designate any whole percentage of Compensation which is not less than one percent (1%) and not more than ten percent (10%).

(iii) An Eligible Employee’s Compensation payable during an Offering Period shall be reduced each Payday through payroll deduction in an amount equal to the percentage specified in the Authorization, and such amount shall be credited to such Eligible Employee’s Account under the Plan. An Eligible Employee’s Payroll deductions shall commence as soon as reasonably practicable after receipt by AMO of the Eligible Employee’s Authorization. If payroll deductions commence later than the first Payday during the Offering Period, then the Eligible Employee’s first payroll deduction during the Offering Period shall be increased to include the amounts that would have been deducted had the Eligible Employee’s payroll deductions commenced on the first Payday during the Offering Period.

(iv) An Eligible Employee may change the percentage of Compensation designated in the Authorization (subject to the limits of this subsection (b)) not more than two (2) times during the Offering Period, or may suspend the Authorization (i.e., change the percentage of Compensation designated in the Authorization to zero) at any time during the Offering Period, provided, however, that once the Authorization is suspended no further percentage changes shall be permitted during the Offering Period, and, provided, further, that any such change or suspension shall become effective not later than ten (10) days after receipt by AMO.

(v) Any Authorization shall remain in effect for each subsequent Offering Period, unless the Eligible Employee submits a new Authorization pursuant to this subsection (b), withdraws from the Plan pursuant to Section 4.1, ceases to be an Eligible Employee as defined in Section 1.2(o) or terminates employment as provided in Section 3.3.

(c) $25,000 Limitation. No Eligible Employee shall be granted an Option under the Plan which permits his rights to purchase shares of Common Stock under the Plan, together with other options to purchase shares of Common Stock or other stock under all other employee stock purchase plans of AMO, any Parent Corporation or any Subsidiary Corporation subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of the Fair Market Value of such shares of Common Stock or the fair market value of other stock (determined at the time the Option or other option is granted) for each calendar year in which the Option is outstanding at any time. For purpose of the limitation imposed by this subsection (c),

(i) the right to purchase shares of Common Stock or other stock under an Option or other option accrues when the Option or other option (or any portion thereof) first becomes exercisable during the calendar year,

(ii) the right to purchase shares of Common Stock or other stock under an Option or other option accrues at the rate provided in the Option or other option, but in no case may such rate exceed $25,000 of the Fair Market Value of such Common Stock or the fair market value of other stock (determined at the time such Option or other option is granted) for any one calendar year,

(iii) for purposes of calculating the $25,000 purchase limit a “calendar year” will be (w) October 1, 2002 through March 31, 2003, then (x) April, 1 2003 through March 31, 2004, then (y) April 1, 2004 through April 30, 2005, and (z) beginning May 1, 2005, the “calendar year” will begin each May 1st and end on April 30th of the following year; and

(iv) a right to purchase Common Stock or other stock which has accrued under an Option or other option may not be carried over to any Option or other option.

This limitation shall be applied in accordance with Section 423(b)(8) of the Code and the Treasury Regulations thereunder, and shall automatically adjust if and to the extent that the dollar amount of this limitation is changed by statute or regulation.

3.2 Exercise of Options; Option Price

(a) Option Exercise. Each Employee automatically and without any act on such Employee’s part shall be deemed to have exercised such Employee’s Option on the Date of Exercise to the extent that the balance then in the Employee’s Account is sufficient to purchase, at the Option Price, shares of the Common Stock subject to the Option (including fractional shares).

(b) Option Price Defined. The option price per share of Common Stock (the “Option Price”) to be paid by an Employee upon the exercise of the Employee’s Option shall be equal to 85% of the lesser of: (i) the Fair Market Value of a share of Common Stock on the Date of Exercise and (ii) the Fair Market Value of a share of Common Stock on the Date of Grant.

(c) Book Entry/Share Certificates. As soon as reasonably practicable after the purchase of shares of Common Stock upon the exercise of an Option by an Employee, AMO shall issue the shares of Common Stock to such Employee and such shares shall be held in the custody of the Agent for the benefit of the Employee. AMO or the Agent shall make an entry on its books and records indicating that the shares of Common Stock purchased in connection with such exercise (including any fractional share) have been duly issued as of that date to such Employee. An Employee (or former Employee) shall have the right at any time to request in writing a certificate or certificates for all or a portion of the shares of Common Stock purchased hereunder, or to request in writing that such shares be transferred to the custody of another brokerage firm, bank or other financial institution to be held in an account of such Employee (or former Employee). Subject to Section 5.6, upon receipt of an Employee’s (or former Employee’s) written request for any such certificate or any such transfer, AMO shall (or shall cause the Agent to), as soon as reasonably practicable after the date of such receipt, deliver any such certificate to the Employee (or former Employee) or transfer any such shares. Nothing in this subsection (c) shall prohibit the sale or other disposition by an Employee (or former Employee) of shares of Common Stock purchased hereunder. In the event AMO is required to obtain authority from any commission or agency to issue any certificate or certificates for all or a portion of the shares of Common Stock purchased hereunder, AMO shall seek to obtain such authority as soon as reasonably practicable.

(d) Pro Rata Allocations. If the total number of shares of Common Stock for which Options under this Plan or options under the International Purchase Plan are to be exercised on any date exceeds the number of shares of Common Stock remaining available for sale under the Plan and the International Purchase Plan on such date,

(i) the Committee shall make a pro rata allocation of the available remaining shares of Common Stock, in as nearly a uniform manner as shall be practicable, in proportion to the number of shares of Common Stock that would otherwise be issuable to participants under the Plan and under the International Purchase Plan, and

(ii) for each Employee, AMO or the Parent Corporation or Subsidiary Corporation employing the Employee shall pay to the Employee the balance of the amount credited to the such Employee’s Account which has not been applied to the purchase of shares of Common Stock, in one lump sum in cash not later than thirty (30) days after the Date of Exercise, without any interest thereon.

(e) Information Statement. AMO or the Agent shall provide each Employee (or former Employee) whose Option is exercised with an information statement in accordance with Section 6039(a) of the Code and the Treasury Regulations thereunder. AMO shall maintain a procedure for identifying certificates of shares of Common Stock sold upon the exercise of Options in accordance with Section 6039(b) of the Code.

3.3 Termination of Employment

(a) Termination of Employment Other than by Death or Disability. If the employment of an Employee with AMO, the Parent Corporation and the Subsidiary Corporation terminates other than by death or Disability, the Employee’s participation in the Plan automatically and without any act on the Employee’s part shall terminate as of the date of the termination of the Employee’s employment. As soon as reasonably practicable after such a termination of employment, AMO or the Parent Corporation or Subsidiary Corporation employing the Employee shall pay to the Employee the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon. Upon an Employee’s termination of employment covered by this subsection (a), the Employee’s Authorization and Option under the Plan shall terminate.

(b) Termination by Death. If the employment of an Employee is terminated by the Employee’s death, the designated beneficiary, or in the absence of a designated beneficiary the executor of the Employee’s will or the administrator of the Employee’s estate, by written notice to AMO, may request payment of the balance in the Employee’s Account, in which event AMO or the Parent Corporation or Subsidiary Corporation employing the Employee shall pay the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of such notice. Upon receipt of such notice, the Employee’s Authorization and Option under the Plan shall terminate. If AMO does not receive such notice prior to the next Date of Exercise, the Employee’s Option shall be deemed to have been exercised on such Date of Exercise by the Employee’s estate.

(c) Termination by Disability. If the employment of an Employee is terminated due to the Employee’s Disability, the Employee, by written notice to AMO, may request payment of the balance in the Employee’s Account, in which event AMO or the Parent Corporation or Subsidiary Corporation employing the Employee shall pay the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of such notice. Upon receipt of such notice, the Employee’s Authorization and Option under the Plan shall terminate. If AMO does not receive such notice prior to the next Date of Exercise, the Employee’s Option shall be deemed to have been exercised on such Date of Exercise by the Employee.

ARTICLE IV.

WITHDRAWAL

4.1 Withdrawal from the Plan

(a) Withdrawal Election. An Employee may withdraw from participation under the Plan at any time, except that an Employee may not withdraw during the last ten (10) days of any Offering Period. An Employee electing to withdraw from the Plan must deliver to AMO a notice of withdrawal in a form prepared by the Committee (the “Withdrawal Election”), not later than ten (10) days prior to the Date of Exercise for such Offering Period. Upon receipt of an Employee’s Withdrawal Election, AMO or the Parent Corporation or Subsidiary Corporation employing the Employee shall pay to the Employee the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of the Employee’s Withdrawal Election. Upon receipt of an Employee’s Withdrawal Election by AMO, the Employee shall cease to participate in the Plan and the Employee’s Option for such Offering Period shall terminate.

(b) Eligibility following Withdrawal. An Employee who withdraws from the Plan with respect to an Offering Period, and who is an Eligible Employee on the first day of a subsequent Offering Period, may elect to participate in the Plan for such subsequent Offering Period by delivering to AMO an Authorization pursuant to Section 3.1(b).

ARTICLE V.

OTHER PROVISIONS

5.1 Changes in the Stock and Corporate Events; Adjustment of Options

(a) Subject to subsections (b) and (c) below, (i) if the outstanding shares of Common Stock are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed in respect of such shares of Common Stock (or any stock or securities received with respect to such Common Stock), through merger, consolidation, sale or exchange of all or substantially all of the properties of AMO, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off or other distribution with respect to such shares of Common Stock (or any stock or securities received with respect to such Common Stock), or (ii) if the value of the outstanding shares of Common Stock is reduced by reason of an extraordinary cash dividend, an appropriate and proportionate adjustment shall be made in (x) the maximum number and kind of shares of Common Stock (or other securities or property) which may be sold or purchased pursuant to Options (including the maximum amounts referred to in Section 1.3 and Section 3.1(a)), (y) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Options, and (z) the exercise price with respect to any Option.

(b) Subject to subsection (c) below, in addition to the adjustments permitted by subsection (a) above, upon the occurrence of a Change in Control the Committee shall provide that all outstanding Options shall (i) continue as Options, (ii) be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or (iii) be substituted for by similar options, covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices. In the event that all outstanding Options do not continue as Options or are not assumed or substituted for as provided in the preceding sentence, the Committee shall provide that all outstanding Options shall be exercised immediately prior to the Change in Control and such Options shall terminate immediately after such exercises.

(c) No adjustment or action described in this Section 5.1 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 of the Exchange Act, or violate the exemptive conditions of Rule 16b-3 unless the Committee determines that the Option is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Option shall always be rounded down to the next whole number.

(d) The existence of the Plan and the Options granted hereunder shall not affect or restrict in any way the right or power of AMO or the stockholders of AMO to make or authorize any adjustment, recapitalization, reorganization or other change in AMO’s capital structure or its business, any merger or consolidation of AMO, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of AMO, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

5.2 Use of Funds; No Interest Paid

All funds received or held by AMO under the Plan shall be included in the general funds of AMO free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Employee or credited to any Employee’s Account with respect to such funds.

5.3 No Rights as an Employee

Nothing in the Plan shall be construed to give any person (including any Eligible Employee) the right to remain in the employ of AMO, a Parent Corporation or a Subsidiary Corporation or to affect the right of AMO, any Parent Corporation or any Subsidiary Corporation to terminate the employment of any person (including any Eligible Employee) at any time, with or without cause.

5.4 Designation of Beneficiary

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant’s account under the Plan in the event of such participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant’s death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative known to the Company, then to such other person as the Company may designate

(c) All beneficiary designations shall be in such form and manner as the Company may designate from time to time.

5.5 Conditions to Issuance of Stock Certificates

AMO shall not be required to issue or deliver any certificate or certificates for shares of Common Stock purchased upon the exercise of Options prior to fulfillment of all the following conditions:

(a) The admission of such shares to listing on all stock exchanges, if any, on which is then listed; and

(b) The completion of any registration or other qualification of such shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; and

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and

(d) The payment to AMO of all amounts which it is required to withhold under federal, state or local law upon exercise of the Option; and

(e) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.

5.6 Notification of Disposition

Each Employee and each former Employee shall give prompt notice to AMO of any disposition or other transfer of any shares of Common Stock purchased upon exercise of an Option if such disposition or transfer is made: (a) within two (2) years from the Date of Grant of the Option, or (b) within one (1) year after the transfer of such shares of

Common Stock to such person upon exercise of such Option. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Employee (or former Employee) in such disposition or other transfer.

5.7 No Rights of Stockholders until Shares Issued

With respect to shares of Common Stock subject to an Option, an Employee shall not be deemed to be a stockholder of AMO, and the Employee shall not have any of the rights or privileges of a stockholder, until such shares have been issued to the Employee or his or her nominee following exercise of the Employee’s Option. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein.

5.8 Amendment, Suspension or Termination of the Plan

The Board may amend, suspend, or terminate the Plan at any time and from time to time; provided that approval by a vote of the holders of the outstanding shares of AMO’s capital stock entitled to vote shall be required to amend the Plan (a) to change the number of shares of Common Stock that may be sold pursuant to Options under the Plan, or (b) in any manner that would require the approval of the stockholders in order for the Plan to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code; and, provided, further, that, except as provided in Section 5.1(b), no amendment, suspension or termination of the Plan shall be permitted that would abbreviate the Offering Period then in effect, unless required in order for the Plan to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

5.9 Restriction upon Assignment

An Option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, and is exercisable during the Employee’s lifetime only by the Employee. Except as provided in Section 3.3(b), an Option may not be exercised to any extent except by the Employee. AMO shall not recognize and shall be under no duty to recognize any assignment or alienation of the Employee’s interest in the Plan, the Employee’s Option or any rights under the Employee’s Option.

5.10 Effect upon Other Plans

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for AMO, any Parent Corporation or any Subsidiary Corporation. Nothing in this Plan shall be construed to limit the right of AMO, any Parent Corporation or any Subsidiary Corporation to: (a) establish any other forms of incentives or compensation for employees of AMO, any Parent Corporation or any Subsidiary Corporation or (b) grant or assume options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

5.11 Dividends

(a) If and to the extent the Agent holds in its custody Common Stock purchased hereunder, cash dividends and other cash distributions received by the Agent with respect to Common Stock held in its custody hereunder will be credited to each Employee’s Account in accordance with such Employee’s interests in such Common Stock, and shall be applied, as soon as reasonably practicable after the receipt thereof by the Agent and except to the extent the Employee directs otherwise, to the purchase in the open market at prevailing market prices of the number of whole shares of Common Stock that may be purchased with such funds (after deductions of any bank service fees, brokerage charges, transfer taxes, and any other transaction fee, expense or cost payable in connection with the purchase of such shares of Common Stock and not otherwise paid by AMO).

(b) All purchases of shares of Common Stock made pursuant to this Section 5.11 will be made in the name of the Agent or its nominee, and shall be transferred and credited to the Account(s) of the Employees to which such dividends or other distributions were credited. Dividends paid in the form of shares of Common Stock will be allocated by the Agent, as and when received, with respect to Common Stock held in its custody hereunder to the Account of each Employee in accordance with such Employee’s interests in such Common Stock. Property, other than Common Stock or cash, received by the Agent as a distribution on Common Stock held in its custody hereunder, shall be sold by the Agent for the accounts of Employees, and the Agent shall treat the proceeds of such sale in the same manner as cash dividends received by the Agent on Common Stock held in its custody hereunder.

5.12 Notices

Any notice to be given under the terms of the Plan to AMO shall be addressed to AMO in care of its Secretary and any notice to be given to any Employee shall be addressed to such Employee at such Employee’s last address as reflected in AMO’s records. By a notice given pursuant to this Section 5.12, either party may designate a different address for notices to be given to it, him or her. Any notice which is required to be given to an Employee shall, if the Employee is then deceased, be given to the Employee’s personal representative if such representative has previously informed AMO of his status and address by written notice under this Section 5.12. Any notice shall have been deemed duly given if enclosed in a properly sealed envelope or wrapper addressed as aforesaid at the time it is deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.

5.13 Term; Approval by Stockholders

The amendments to the Plan set forth herein shall be submitted for approval by stockholders of AMO. The amended Plan shall become effective on the later of (i) the Effective Time (as defined in the Agreement and Plan of Merger, dated November 9, 2004, among AMO, Vault Merger Corporation, and VISX, Incorporated), or (ii) the date of its approval by stockholders of AMO. Thereafter, the Plan shall be in effect until October 31, 2015, unless sooner terminated in accordance with Section 5.8. No Option may be granted during any period of suspension of the Plan or after termination of the Plan. If the amendments to the Plan are not approved by the AMO stockholders, or if the Effective Time does not occur, the Plan, as in effect prior to these proposed amendments, shall continue in full force and effect.

5.14 Headings

Headings are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

* * * * * * *

Annex E

ADVANCED MEDICAL OPTICS, INC.

2002 INTERNATIONAL STOCK PURCHASE PLAN

AS PROPOSED TO BE AMENDED AND RESTATED

ADVANCED MEDICAL OPTICS, INC.

2002 INTERNATIONAL STOCK PURCHASE PLAN

(AS PROPOSED TO BE AMENDED AND RESTATED)

i

ADVANCED MEDICAL OPTICS, INC.

2002 INTERNATIONAL STOCK PURCHASE PLAN

ARTICLE I.

GENERAL PROVISIONS

1.1 Purposes of the Plan

Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), has adopted the Advanced Medical Optics, Inc. 2002 International Stock Purchase Plan (the “Plan”).

The purposes of the Plan are as follows:

(1) To assist eligible employees of Designated Parents and Designated Subsidiaries (each as defined below) of AMO in acquiring ownership of shares of Common Stock of AMO.

(2) To help such employees provide for their future security and to encourage them to remain in the employment of the Parents and Subsidiaries of AMO.

The Plan is not intended to qualify as an “employee stock purchase plan,” within the meaning of Section 423(b) of the Code (as defined below).

1.2 Definitions

Whenever any of the following terms is used in the Plan with the first letter or letters capitalized, it shall have the following meaning unless context clearly indicates to the contrary (such definitions to be equally applicable to both the singular and the plural forms of the terms defined):

(a) “Account” means the account established for an Eligible Employee under the Plan with respect to an Offering Period.

(b) “Agent” means the brokerage firm, bank or other financial institution, entity or person(s) engaged, retained, appointed or authorized to act as the agent of AMO or an Employee with regard to the Plan.

(c) “Authorization” means an Eligible Employee’s payroll deduction authorization with respect to an Offering Period provided by such Eligible Employee in accordance with Section 3.1(b).

(d) “Board” means the Board of Directors of AMO.

(e) “Change in Control” means the following and shall be deemed to occur if any of the following events occur:

(i) Any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (a “Person”), is or becomes the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act (a “Beneficial Owner”), directly or indirectly, of securities of AMO representing (i) 20% or more of the combined voting power of AMO’s then outstanding voting securities, which acquisition is not approved in advance of the acquisition or within 30 days after the acquisition by a majority of the Incumbent Board (as hereinafter defined) or (ii) 33% or more of the combined voting power of AMO’s then outstanding voting securities, without regard to whether such acquisition is approved by the Incumbent Board;

(ii) Individuals who, as of June 29, 2002, constitute the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board, provided that any person becoming a Director subsequent to June 29, 2002 whose election, or nomination for election by AMO’s stockholders, is approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of AMO, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall, for the purposes of this Plan, be considered as though such person were a member of the Incumbent Board of AMO;

(iii) The consummation of a merger, consolidation or reorganization involving AMO, other than one which satisfies both of the following conditions:

(A) a merger, consolidation or reorganization which would result in the voting securities of AMO outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of another entity) at least 55% of the combined voting power of the voting securities of AMO or such other entity resulting from the merger, consolidation or reorganization (the “Surviving Corporation”) outstanding immediately after such merger, consolidation or reorganization and being held in substantially the same proportion as the ownership in AMO’s voting securities immediately before such merger, consolidation or reorganization, and

(B) a merger, consolidation or reorganization in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of AMO representing 20% or more of the combined voting power of AMO’s then outstanding voting securities; or

(iv) Complete liquidation of AMO or a sale of all or substantially all of AMO’s assets.

Additionally, notwithstanding the preceding provisions of this subsection (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this subsection (e) is (1) an underwriter or underwriting syndicate that has acquired any of AMO’s then outstanding voting securities solely in connection with a public offering of AMO’s securities, (2) AMO or any subsidiary of AMO or (3) an employee stock ownership plan or other employee benefit plan maintained by the AMO or any of its subsidiaries that is qualified under the provisions of the Code. In addition, notwithstanding the preceding provisions of this subsection (e), a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this subsection (e) becomes a Beneficial Owner of more than the permitted amount of outstanding securities as a result of the acquisition of voting securities by AMO which, by reducing the number of voting securities outstanding, increases the proportional number of shares beneficially owned by such Person, provided, that if a Change in Control would occur but for the operation of this sentence and such Person becomes the Beneficial Owner of any additional voting securities (other than through the exercise of options granted under any stock option plan of AMO or through a stock dividend or stock split), then a Change in Control shall occur.

(f) “Code” means the Internal Revenue Code of 1986, as amended. Where the context so requires, a reference to a particular Code section shall also refer to any successor provision of the Code to such section.

(g) “Committee” means the committee of the Board appointed to administer the Plan pursuant to Section 1.4.

(h) “Common Stock” means the shares of AMO’s Common Stock, $0.01 par value.

(i) “Compensation” of an Employee means such Employee’s base earnings, and commissions and similar incentive compensation, payable to an Eligible Employee by any Designated Parent or any Designated Subsidiary on each Payday as compensation for services rendered.

(j) “Date of Exercise” of any Option means the date on which such Option is exercised, which shall be the last day of the Offering Period with respect to which the Option was granted, in accordance with Section 3.2(a) (except as provided in Section 5.1).

(k) “Date of Grant” of any Option means the date on which such Option is granted, which shall be the first day of the Offering Period with respect to which the Option was granted, in accordance with Section 3.1(a).

(l) “Designated Parent” means any Parent designated by the Board in accordance with Section 2.1.

(m) “Designated Subsidiary” means any Subsidiary designated by the Board in accordance with Section 2.1.

(n) “Disability” means any mental or physical condition which, in the judgment of the Committee, based on such competent medical evidence as the Committee may require, renders an individual unable to engage in any substantial gainful activity for AMO, or any Designated Parent or any Designated Subsidiary for which he or she is reasonably fitted by education, training, or experience and which condition can be expected to result in death or which has lasted or can be expected to last for a continuous period of at least twelve (12) months. The determination by the Committee, upon opinion of a physician selected by the Committee, as to whether an

Employee has incurred a Disability shall be final and binding on all persons. If the employment of an Employee terminates upon the expiration of such Employee’s medical leave of absence in accordance with the medical leave of absence policies of AMO or the Parent or Subsidiary employing such individual, as in effect as of the effective date of the Plan, such termination of employment shall be deemed to be due to a Disability.

(o) “Eligible Employee” means an Employee of any Designated Parent or any Designated Subsidiary who is eligible to participate in the Plan, pursuant to the appendix to the Plan with respect to the foreign jurisdiction in which such Employee resides, and who does not, immediately after the Option is granted, own (directly or through attribution) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Common Stock or other stock of AMO, a parent corporation of AMO or a subsidiary corporation of AMO (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(p) “Employee” means an individual who renders services to a Parent or a Subsidiary in the status of an “employee,” within the meaning of applicable law, except that “Employee” shall not include (i) any individual who performs services for a Parent or a Subsidiary and who is classified or paid as an independent contractor as determined by the payroll records of a Parent or a Subsidiary even if a court or administrative agency determines that such individual is a common-law employee and not an independent contractor, and (ii) any individual who performs services for a Parent or a Subsidiary pursuant to an agreement between a Parent or a Subsidiary and any other person including a leasing organization. In addition, “Employee” shall not include any director of a Parent or a Subsidiary who does not render services to a Parent or a Subsidiary in the status of an “employee,” within the meaning of applicable law. During a leave of absence meeting the requirements of Treasury Regulation Section 1.421-7(h)(2), an individual shall be treated as an Employee of the Parent or Subsidiary employing such individual immediately prior to such leave.

(q) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Where the context so requires, a reference to a particular section of the Exchange Act shall also refer to any successor provision to such section.

(r) “Fair Market Value” means: (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any (or as reported on any composite index which includes such principal exchange), on the trading day previous to such date, or if shares were not traded on the trading day previous to such date, then on the next preceding date on which a trade occurred, or (b) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, the mean between the closing representative bid and asked prices for the Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith.

(s) “Offering Period” shall have the following meaning:

(i) During the period commencing on or after the date of adoption of the Plan and ending on October 1, 2004, “Offering Period” means each six-month period commencing on any April 1 and October 1, or at such other time or times or such other periods as may be determined by the Committee; provided, however, that, on a one-time basis, the Offering Period commencing October 1, 2004 shall end on April 30, 2005.

(ii) After April 30, 2005, “Offering Period” means each six-month period commencing on any May 1 and November 1, or at such other time or times or such other periods as may be determined by the Committee.

(iii) Subject to Section 5.8 hereof, the Committee shall have the power to change the duration and/or frequency of Offering Periods with respect to future offerings and shall use its best efforts to notify Employees of any such change at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any Option granted hereunder be exercisable more than 27 months from the Date of Grant.

Options shall be granted on the Date of Grant and exercised on the Date of Exercise, as provided in Section 3.1(a) and 3.2(a), respectively.”

(t) “Option” means an option to purchase shares of Common Stock granted under the Plan to an Eligible Employee in accordance with Section 3.1(a).

(u) “Option Price” means the option price per share of Common Stock determined in accordance with Section 3.2(b).

(v) “Parent” means any entity (whether a corporation, limited liability company, or other business entity), other than AMO, in an unbroken chain of entities ending with AMO if, at the time of the granting of the Option, each of the entities other than AMO possesses 50% or more of the total ownership interest in, or 50% or more of the interests needed to assert control over, one of the other entities in such chain.

(w) “Payday” means the regular and recurring established day for payment of Compensation to an Employee of any Parent or any Subsidiary.

(x) “Plan” means the Advanced Medical Optics, Inc. 2002 International Stock Purchase Plan.

(y) “Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, or, where the context so requires, any successor provision to such Rule 16b-3.

(z) “Subsidiary” means any entity (whether a corporation, limited liability company, or other business entity), other than AMO, in an unbroken chain of entities beginning with AMO if, at the time of the granting of the Option, each of the entities other than the last entity in an unbroken chain possesses 50% or more of the total ownership interest in, or 50% or more of the interests needed to assert control over, one of the other entities in such chain.

(aa) “U.S. ESPP” means the Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan, as amended.

1.3 Stock Subject to the Plan

(a) Subject to the provisions of Section 5.1 (relating to adjustments upon changes in the Common Stock) and Section 5.8 (relating to amendments of the Plan), the aggregate number of shares of Common Stock that may be sold pursuant to Options granted under the Plan shall not exceed (i) the number determined in accordance with subsection (b) below, less (ii) the number of shares of Common Stock sold pursuant to options granted under the U.S. ESPP.

(b) The aggregate number of shares of Common Stock that may be sold pursuant to Options granted under the Plan (before deduction for shares of Common Stock sold pursuant to options granted under the U.S. ESPP, in accordance with subsection (a) above) shall be determined as follows:

(i) Initially, the lesser of

(A) two hundred ninety thousand (290,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of June 29, 2002.

(ii) The number of shares set forth in subparagraph (i) shall be increased each October 1 beginning October 1, 2003 and ending (and including) October 1, 2004, by the lesser of

(A) two hundred ninety thousand (290,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter;

(iii) The number of shares set forth in subparagraphs (i) and (ii) shall be increased each November 1 beginning November 1, 2005, and ending (and including) November 1, 2014, by the lesser of:

(A) four hundred thousand (400,000) shares of Common Stock, or

(B) one percent (1%) of the shares of Common Stock outstanding as of the last day of the second quarter of the then current year as reported on AMO’s Form 10-Q for such quarter;

provided, however, that the Board may, by resolution adopted prior to such November 1, substitute a lower number for that provided pursuant to clauses (A) and (B) of this subparagraph (iii).

(c) The shares of Common Stock sold pursuant to Options granted under the Plan may be newly issued shares or treasury shares of Common Stock, or shares of Common Stock bought on the New York Stock Exchange or other nationally-recognized exchange, or other market.

1.4 Administration by Committee; Rules and Regulations

(a) Appointment of Committee. The Plan shall be administered by the Committee, which shall be appointed by the Board and which shall be composed of not less than two members of the Board, each of whom shall be a “non-employee director” within the meaning of Rule 16b-3. Each member of the Committee shall serve for a term commencing on a date specified by the Board and continuing until the member dies, resigns or is removed from office by the Board. The Committee in its discretion may utilize the services of an agent to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Employee.

(b) Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Committee shall have the power to interpret the Plan and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan.

(c) Majority Rule. The Committee shall act by a majority of its members in office. The Committee may act either by vote at a meeting or by a memorandum or other written instrument signed by a majority of the Committee.

(d) Compensation; Professional Assistance; Good Faith Actions. All expenses and liabilities incurred by members of the Committee in connection with the administration of the Plan shall be borne by AMO. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, AMO and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Employees, AMO and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected by AMO in respect to any such action, determination, or interpretation.

ARTICLE II.

DESIGNATION OF PARENT AND SUBSIDIARY ENTITIES

2.1 Designation of Parents and Subsidiaries

The Board shall designate from among the Parents and Subsidiaries, as determined from time to time, those entities whose Employees shall be eligible to be granted Options under the Plan. The Board may designate a Parent or Subsidiary, or terminate the designation of a Parent or Subsidiary, without the approval of the stockholders of AMO.

ARTICLE III.

GRANT OF OPTIONS TO ELIGIBLE EMPLOYEES

3.1 Option Grants

(a) Option Grants. AMO shall grant Options under the Plan to all Eligible Employees in successive Offering Periods until the earlier of: (i) the date on which the aggregate number of shares of Common Stock available under the Plan have been sold, or (ii) the date on which the Plan is suspended or terminates. Each Employee who is an Eligible Employee on the first day of an Offering Period shall be granted an Option with respect to such Offering Period. The Date of Grant of such an Option shall be the first day of the Offering Period with respect to which such Option was granted. Each Option shall expire on the Date of Exercise immediately after the automatic exercise of the Option in accordance with Section 3.2(a), unless such Option terminates earlier in accordance with Section 3.3, 4.1 or 5.1. The number of shares of Common Stock subject to an Eligible Employee’s Option shall equal the cumulative payroll deductions from Compensation authorized by such Eligible Employee in accordance with subsection (b) for the Offering Period (if any), divided by the Option Price; provided, however, that the number of shares of Common Stock subject to such Option shall not exceed ten thousand (10,000) shares; and, provided, further, that the number of shares of Common Stock subject to such Option shall not exceed the number determined in accordance with subsection (c). AMO shall not grant an Option with respect to an Offering Period to any individual who is not an Eligible Employee on the first day of such Offering Period.

(b) Election to Participate; Payroll Deduction Authorization.

(i) An Eligible Employee shall participate in the Plan only by means of payroll deduction from Compensation.

(ii) Each Eligible Employee who elects to participate in the Plan with respect to an Offering Period shall deliver to AMO, not later than such date as the Committee in its discretion may prescribe for such purpose (which date shall not be later than ten (10) days after the first day of the Offering Period), a completed and executed written Authorization in a form prepared by the Committee. An Eligible Employee’s Authorization shall give notice of such Eligible Employee’s election to participate in the Plan for the Offering Period with respect to which it is submitted (and subsequent Offering Periods) and shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Designated Parent or Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period. An Eligible Employee may designate any whole percentage of Compensation which is not less than one percent (1%) and not more than ten percent (10%).

(iii) An Eligible Employee’s Compensation payable during an Offering Period shall be reduced each Payday through payroll deduction in an amount equal to the percentage specified in the Authorization, and such amount shall be credited to such Eligible Employee’s Account under the Plan. An Eligible Employee’s Payroll deductions shall commence as soon as reasonably practicable after receipt by AMO of the Eligible Employee’s Authorization. If payroll deductions commence later than the first Payday during the Offering Period, then the Eligible Employee’s first payroll deduction during the Offering Period shall be increased to include the amounts that would have been deducted had the Eligible Employee’s payroll deductions commenced on the first Payday during the Offering Period.

(iv) An Eligible Employee may change the percentage of Compensation designated in the Authorization (subject to the limits of this subsection (b)) not more than two (2) times during the Offering Period, or may suspend the Authorization (i.e., change the percentage of Compensation designated in the Authorization to zero) at any time during the Offering Period, provided, however, that once the Authorization is suspended no further percentage changes shall be permitted during the Offering Period, and, provided, further, that any such change or suspension shall become effective not later than ten (10) days after receipt by AMO.

(v) Any Authorization shall remain in effect for each subsequent Offering Period, unless the Eligible Employee submits a new Authorization pursuant to this subsection (b), withdraws from the Plan pursuant to Section 4.1, ceases to be an Eligible Employee as defined in Section 1.2(o) or terminates employment as provided in Section 3.3.

(c) $25,000 Limitation. No Eligible Employee shall be granted an Option under the Plan which permits his rights to purchase shares of Common Stock under the Plan, together with other options to purchase shares of Common Stock or other stock under all other employee stock purchase plans of AMO, any Parent or any Subsidiary subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of the Fair Market Value of such shares of Common Stock or the fair market value of other stock (determined at the time the Option or other option is granted) for each calendar year in which the Option is outstanding at any time. For purpose of the limitation imposed by this subsection (c),

(i) the right to purchase shares of Common Stock or other stock under an Option or other option accrues when the Option or other option (or any portion thereof) first becomes exercisable during the calendar year,

(ii) the right to purchase shares of Common Stock or other stock under an Option or other option accrues at the rate provided in the Option or other option, but in no case may such rate exceed $25,000 of the Fair Market Value of such Common Stock or the fair market value of other stock (determined at the time such Option or other option is granted) for any one calendar year,

(iii) for purposes of calculating the $25,000 purchase limit a “calendar year” will be (w) October 1, 2002 through March 31, 2003, then (x) April 1, 2003 through March 31, 2004, then (y) April 1, 2004 through April 30, 2005, and (z) beginning May 1, 2005, the “calendar year” will begin each May 1st and end on April 30th of the following year; and

(iv) a right to purchase Common Stock or other stock which has accrued under an Option or other option may not be carried over to any Option or other option.

This limitation shall be applied in accordance with Section 423(b)(8) of the Code and the Treasury Regulations thereunder, and shall automatically adjust if and to the extent that the dollar amount of this limitation is changed by statute or regulation.

3.2 Exercise of Options; Option Price

(a) Option Exercise. Each Employee automatically and without any act on such Employee’s part shall be deemed to have exercised such Employee’s Option on the Date of Exercise to the extent that the balance then in the Employee’s Account is sufficient to purchase, at the Option Price, shares of the Common Stock subject to the Option (including fractional shares).

(b) Option Price Defined. The option price per share of Common Stock (the “Option Price”) to be paid by an Employee upon the exercise of the Employee’s Option shall be equal to 85% of the lesser of: (i) the Fair Market Value of a share of Common Stock on the Date of Exercise and (ii) the Fair Market Value of a share of Common Stock on the Date of Grant.

(c) Book Entry/Share Certificates. As soon as reasonably practicable after the purchase of shares of Common Stock upon the exercise of an Option by an Employee, AMO shall issue the shares of Common Stock to such Employee and such shares shall be held in the custody of the Agent for the benefit of the Employee. AMO or the Agent shall make an entry on its books and records indicating that the shares of Common Stock purchased in connection with such exercise (including any fractional share) have been duly issued as of that date to such Employee. An Employee (or former Employee) shall have the right at any time to request in writing a certificate or certificates for all or a portion of the shares of Common Stock purchased hereunder, or to request in writing that such shares be transferred to the custody of another brokerage firm, bank or other financial institution to be held in an account of such Employee (or former Employee). Subject to Section 5.6, upon receipt of an Employee’s (or former Employee’s) written request for any such certificate or any such transfer, AMO shall (or shall cause the Agent to), as soon as reasonably practicable after the date of such receipt, deliver any such certificate to the Employee (or former Employee) or transfer any such shares. Nothing in this subsection (c) shall prohibit the sale or other disposition by an Employee (or former Employee) of shares of Common Stock purchased hereunder. In the event AMO is required to obtain authority from any commission or agency to issue any certificate or certificates for all or a portion of the shares of Common Stock purchased hereunder, AMO shall seek to obtain such authority as soon as reasonably practicable.

(d) Pro Rata Allocations. If the total number of shares of Common Stock for which Options under this Plan or options under the U.S. ESPP are to be exercised on any date exceeds the number of shares of Common Stock remaining available for sale under the Plan and the U.S. ESPP on such date,

(i) the Committee shall make a pro rata allocation of the available remaining shares of Common Stock, in as nearly a uniform manner as shall be practicable, in proportion to the number of shares of Common Stock that would otherwise be issuable to participants under the Plan and under the U.S. ESPP, and

(ii) for each Employee, AMO or the Parent or Subsidiary employing the Employee shall pay to the Employee the balance of the amount credited to the such Employee’s Account which has not been applied to the purchase of shares of Common Stock, in one lump sum in cash not later than thirty (30) days after the Date of Exercise, without any interest thereon.

(e) Information Statement. AMO or the Agent shall provide each Employee (or former Employee) whose Option is exercised with an information statement in accordance with Section 6039(a) of the Code and the Treasury Regulations thereunder. AMO shall maintain a procedure for identifying certificates of shares of Common Stock sold upon the exercise of Options in accordance with Section 6039(b) of the Code.

3.3 Termination of Employment

(a) Termination of Employment Other than by Death or Disability. If the employment of an Employee terminates other than by death or Disability, the Employee’s participation in the Plan automatically and without any act on the Employee’s part shall terminate as of the date of the termination of the Employee’s employment. As soon as reasonably practicable after such a termination of employment, AMO or the Parent or Subsidiary employing the Employee shall pay to the Employee the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon. Upon an Employee’s termination of employment covered by this subsection (a), the Employee’s Authorization and Option under the Plan shall terminate.

(b) Termination by Death. If the employment of an Employee is terminated by the Employee’s death, the designated beneficiary, or in the absence of a designated beneficiary, the executor of the Employee’s will or the administrator of the Employee’s estate, by written notice to AMO, may request payment of the balance in the Employee’s Account, in which event AMO or the Parent or Subsidiary employing the Employee shall pay the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of such notice. Upon receipt of such notice, the Employee’s Authorization and Option under the Plan shall terminate. If AMO does not receive such notice prior to the next Date of Exercise, the Employee’s Option shall be deemed to have been exercised on such Date of Exercise by the Employee’s estate.

(c) Termination by Disability. If the employment of an Employee is terminated due to the Employee’s Disability, the Employee, by written notice to AMO, may request payment of the balance in the Employee’s Account, in which event AMO or the Parent or Subsidiary employing the Employee shall pay the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of such notice. Upon receipt of such notice, the Employee’s Authorization and Option under the Plan shall terminate. If AMO does not receive such notice prior to the next Date of Exercise, the Employee’s Option shall be deemed to have been exercised on such Date of Exercise by the Employee.

ARTICLE IV.

WITHDRAWAL

4.1 Withdrawal from the Plan

(a) Withdrawal Election. An Employee may withdraw from participation under the Plan at any time, except that an Employee may not withdraw during the last ten (10) days of any Offering Period. An Employee electing to withdraw from the Plan must deliver to AMO a notice of withdrawal in a form prepared by the Committee (the “Withdrawal Election”), not later than ten (10) days prior to the Date of Exercise for such Offering Period. Upon receipt of an Employee’s Withdrawal Election, AMO or the Parent or Subsidiary employing such Eligible Employee shall pay to the Employee the amount credited to the Employee’s Account in one lump sum payment in cash, without any interest thereon, as soon as reasonably practicable after receipt of the Employee’s Withdrawal Election. Upon receipt of an Employee’s Withdrawal Election by AMO, the Employee shall cease to participate in the Plan and the Employee’s Option for such Offering Period shall terminate.

(b) Eligibility following Withdrawal. An Employee who withdraws from the Plan with respect to an Offering Period, and who is an Eligible Employee on the first day of a subsequent Offering Period, may elect to participate in the Plan for such subsequent Offering Period by delivering to AMO an Authorization pursuant to Section 3.1(b).

ARTICLE V.

OTHER PROVISIONS

5.1 Changes in the Stock and Corporate Events; Adjustment of Options

(a) Subject to subsections (b) and (c) below, (i) if the outstanding shares of Common Stock are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed in respect of such shares of Common Stock (or any stock or securities received with respect to such Common Stock), through merger, consolidation, sale or exchange of all or substantially all of the properties of AMO, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off or other distribution with respect to such shares of Common Stock (or any stock or securities received with respect to such Common Stock), or (ii) if the value of the outstanding shares of Common Stock is reduced by reason of an extraordinary cash dividend, an appropriate and proportionate adjustment shall be made in (x) the maximum number and kind of shares of Common Stock (or other securities or property) which may be sold or purchased pursuant to Options (including the maximum amounts referred to in Section 1.3 and Section 3.1(a)), (y) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Options, and (z) the exercise price with respect to any Option.

(b) Subject to subsection (c) below, in addition to the adjustments permitted by subsection (a) above, upon the occurrence of a Change in Control the Committee shall provide that all outstanding Options shall (i) continue as Options, (ii) be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or (iii) be substituted for by similar options, covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices. In the event that all outstanding Options do not continue as Options or are not assumed or substituted for as provided in the preceding sentence, the Committee shall provide that all outstanding Options shall be exercised immediately prior to the Change in Control and such Options shall terminate immediately after such exercises.

(c) No adjustment or action described in this Section 5.1 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would result in short-swing profits liability under Section 16 of the Exchange Act, or violate the exemptive conditions of Rule 16b-3 unless the Committee determines that the Option is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Option shall always be rounded down to the next whole number.

(d) The existence of the Plan and the Options granted hereunder shall not affect or restrict in any way the right or power of AMO or the stockholders of AMO to make or authorize any adjustment, recapitalization, reorganization or other change in AMO’s capital structure or its business, any merger or consolidation of AMO, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of AMO, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

5.2 Use of Funds; No Interest Paid

All funds received or held by AMO or any Parent or Subsidiary under the Plan shall be included in the general funds of AMO or such Parent or Subsidiary free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Employee or credited to any Employee’s Account with respect to such funds.

5.3 No Rights as an Employee

Nothing in the Plan shall be construed to give any person (including any Eligible Employee) the right to remain in the employ of AMO, a Parent or a Subsidiary or to affect the right of AMO, any Parent or any Subsidiary to terminate the employment of any person (including any Eligible Employee) at any time, with or without cause.

5.4 Designation of Beneficiary

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant’s account under the Plan in the event of such participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant’s death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative known to the Company, then to such other person as the Company may designate

(c) All beneficiary designations shall be in such form and manner as the Company may designate from time to time.

5.5 Conditions to Issuance of Stock Certificates

AMO shall not be required to issue or deliver any certificate or certificates for shares of Common Stock purchased upon the exercise of Options prior to fulfillment of all the following conditions:

(a) The admission of such shares to listing on all stock exchanges, if any, on which is then listed; and

(b) The completion of any registration or other qualification of such shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; and

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and

(d) The payment to AMO of all amounts which it is required to withhold under applicable law upon exercise of the Option; and

(e) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.

5.6 Notification of Disposition

Each Employee and each former Employee shall give prompt notice to AMO of any disposition or other transfer of any shares of Common Stock purchased upon exercise of an Option if such disposition or transfer is made: (a) within two (2) years from the Date of Grant of the Option, or (b) within one (1) year after the transfer of such shares of Common Stock to such person upon exercise of such Option. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Employee (or former Employee) in such disposition or other transfer.

5.7 No Rights of Stockholders until Shares Issued

With respect to shares of Common Stock subject to an Option, an Employee shall not be deemed to be a stockholder of AMO, and the Employee shall not have any of the rights or privileges of a stockholder, until such shares have been issued to the Employee or his or her nominee following exercise of the Employee’s Option. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein.

5.8 Amendment, Suspension or Termination of the Plan

The Board may amend, suspend, or terminate the Plan at any time and from time to time; provided that approval by a vote of the holders of the outstanding shares of AMO’s capital stock entitled to vote shall be required to amend the Plan to change the number of shares of Common Stock that may be sold pursuant to Options under the Plan; and, provided, further, that, except as provided in Section 5.1(b), no amendment, suspension or termination of the Plan shall be permitted that would abbreviate the Offering Period then in effect, unless the “Offering Period” (as defined in the U.S. ESPP) then in effect under the U.S. ESPP is abbreviated in order for the U.S. ESPP to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

5.9 Restriction upon Assignment

An Option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, and is exercisable during the Employee’s lifetime only by the Employee. Except as provided in Section 3.3(b), an Option may not be exercised to any extent except by the Employee. AMO shall not recognize and shall be under no duty to recognize any assignment or alienation of the Employee’s interest in the Plan, the Employee’s Option or any rights under the Employee’s Option.

5.10 Effect upon Other Plans

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for AMO, any Parent or any Subsidiary. Nothing in this Plan shall be construed to limit the right of AMO, any Parent or any Subsidiary to: (a) establish any other forms of incentives or compensation for employees of AMO, any Parent or any Subsidiary or (b) grant or assume options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

5.11 Dividends

(a) If and to the extent the Agent holds in its custody Common Stock purchased hereunder, cash dividends and other cash distributions received by the Agent with respect to Common Stock held in its custody hereunder will be credited to each Employee’s Account in accordance with such Employee’s interests in such Common Stock, and shall be applied, as soon as reasonably practicable after the receipt thereof by the Agent and except to the extent the Employee directs otherwise, to the purchase in the open market at prevailing market prices of the number of whole shares of Common Stock that may be purchased with such funds (after deductions of any bank service fees, brokerage charges, transfer taxes, and any other transaction fee, expense or cost payable in connection with the purchase of such shares of Common Stock and not otherwise paid by AMO).

(b) All purchases of shares of Common Stock made pursuant to this Section 5.11 will be made in the name of the Agent or its nominee, and shall be transferred and credited to the Account(s) of the Employees to which such dividends or other distributions were credited. Dividends paid in the form of shares of Common Stock will be allocated by the

Agent, as and when received, with respect to Common Stock held in its custody hereunder to the Account of each Employee in accordance with such Employee’s interests in such Common Stock. Property, other than Common Stock or cash, received by the Agent as a distribution on Common Stock held in its custody hereunder, shall be sold by the Agent for the accounts of Employees, and the Agent shall treat the proceeds of such sale in the same manner as cash dividends received by the Agent on Common Stock held in its custody hereunder.

5.12 Notices

Any notice to be given under the terms of the Plan to AMO shall be addressed to AMO in care of its Secretary and any notice to be given to any Employee shall be addressed to such Employee at such Employee’s last address as reflected in AMO’s records. By a notice given pursuant to this Section 5.12, either party may designate a different address for notices to be given to it, him or her. Any notice which is required to be given to an Employee shall, if the Employee is then deceased, be given to the Employee’s personal representative if such representative has previously informed AMO of his status and address by written notice under this Section 5.12. Any notice shall have been deemed duly given if enclosed in a properly sealed envelope or wrapper addressed as aforesaid at the time it is deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service or the postal service of the jurisdiction where the Employee is employed.

5.13 Term; Approval by Stockholders

The amended Plan shall become effective on the later of (i) the Effective Time (as defined in the Agreement and Plan of Merger, dated November 9, 2004, among AMO, Vault Merger Corporation, and VISX, Incorporated), or (ii) the date of its approval by stockholders of AMO. Thereafter, the Plan shall be in effect until October 31, 2015, unless sooner terminated in accordance with Section 5.8. No Option may be granted during any period of suspension of the Plan or after termination of the Plan. If the amendments to the Plan are not approved by the AMO stockholders, or if the Effective Time does not occur, the Plan, as in effect prior to these proposed amendments, shall continue in full force and effect.

5.14 Participation by Foreign Employees

Notwithstanding Section 5.8 hereof, the Committee shall have the authority to amend the Plan from time to time by adopting or modifying appendices that shall (a) contain such terms and conditions with respect to the operation of the Plan in one or more foreign jurisdictions as are necessary or appropriate, as determined by the Committee in its sole discretion, to bring the Plan into compliance with applicable law, tax policy or local custom, and (b) name those Employees, or describe those classes of Employees, who shall be deemed Eligible Employees from among those Employees who reside in the foreign jurisdiction or jurisdictions to which such appendix relates. Nothing contained in this Section 5.14 shall be deemed to grant the Committee the authority to: (i) change the list of Designated Parents and Designated Subsidiaries; (ii) change the class of securities issuable under the Plan; (iii) increase the aggregate number of shares of Common Stock that may be sold pursuant to Options granted under the Plan, (iv) reduce the minimum Option Price as set forth in Section 3.2(b), or (v) increase the maximum number of shares of Common Stock subject to an Eligible Employee’s Option pursuant to Sections 3.1(a) and 3.1(c).

5.15 Headings

Headings are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

* * * * * * *

Annex F

CHAPTER 1. DELAWARE GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

Annex G

November 9, 2004

Board of Directors

Advanced Medical Optics, Inc.

1700 E. St. Andrew Pl.

Santa Ana, CA 92799-5162

Members of the Board:

We understand that VISX, Incorporated (the “Company”), Advanced Medical Optics, Inc. (“AMO”) and Vault Merger Corporation, a wholly owned subsidiary of AMO (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 8, 2004 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of AMO and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares held in treasury or held by AMO or any affiliate of AMO or as to which dissenters’ rights have been perfected, will be converted into the right to receive 0.552 shares of common stock, par value $0.01 per share, of AMO (“AMO Common Stock”) and $3.50 per share in cash without interest (collectively, the “Consideration”), subject to adjustments in the event certain conditions to the Merger are not satisfied. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by AMO pursuant to the Merger Agreement is fair from a financial point of view to AMO.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company and AMO, respectively;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company and AMO, prepared by senior executives of the Company and AMO, respectively;

iii)	discussed the past and current operations and financial condition and the prospects of the Company and AMO with senior executives of the Company and AMO, respectively;

iv)	discussed certain strategic, financial and operational benefits anticipated from the Merger with senior executives of the Company and AMO;

v)	reviewed certain financial forecasts of the Company, including certain sensitivity cases, prepared based on discussions with the management of AMO;

vi)	reviewed the pro forma impact of the Merger on AMO’s earnings per share, consolidated capitalization and financial ratios;

vii)	reviewed the reported prices and trading activity for the Company Common Stock and the AMO Common Stock;

viii)	compared the financial performance of the Company and AMO and the prices and trading activity of the Company Common Stock and the AMO Common Stock, respectively, with that of certain other comparable publicly-traded companies and their securities;

ix)	discussed the strategic rationale for the Merger with senior executives of the Company and AMO;

x)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

xi)	participated in discussions and negotiations among representatives of the Company and AMO and their financial and legal advisors;

xii)	reviewed copies of AMO’s debt financing commitment letters, dated November 8, 2004, from Morgan Stanley Senior Funding, Inc.;

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xiii)	reviewed the draft Merger Agreement and certain related documents; and

xiv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of the Company and information relating to certain strategic, financial, operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and AMO. With respect to the financial projections of AMO, we have relied on publicly available estimates of equity research analysts who cover AMO. We have also relied upon, without independent verification, the assessment of the management of AMO of the Company’s technologies, products and intellectual property and the validity of, and risks associated with, the Company’s existing and future technologies, products and intellectual property, including the timing and scope of any associated risks or benefits. Furthermore, we have relied upon the assessment by management of AMO and the Company of their ability to retain key employees of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or AMO, nor have we been furnished with any such appraisals. In addition, we are not regulatory or legal experts and have instead relied on the assessment of regulatory and legal advisors to the Company and AMO in connection with such issues. We have assumed that the Merger Agreement will be consummated in accordance with the terms set forth therein without material modification or waiver, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended and that all necessary regulatory consents will be obtained. In addition, we have also assumed that the financing of the Merger is consummated on the terms described in the commitment letter. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of AMO in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for AMO and have received fees for the rendering of these services. In connection with the Merger, an affiliate of Morgan Stanley has provided AMO a loan commitment and it will receive fees in connection with such commitment and subsequent loan. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity and debt securities and senior loans of the Company and AMO for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of AMO and may not be used for any other purpose without our prior written consent, except that a copy of this opinion letter may be included in its entirety, if required, in any filing made by AMO in respect of the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which AMO Common Stock will trade following consummation of the Merger or at any other time, and this opinion does not constitute a recommendation to any shareholder of AMO or the Company as to how such shareholder should vote with respect to the Merger Agreement.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by AMO pursuant to the Merger Agreement is fair from a financial point of view to AMO.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED

By:	/s/ NICHOLAS DEJ. OSBORNE
Nicholas deJ. Osborne Managing Director

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Annex H

Goldman, Sachs & Co.  |  85 Broad Street  |  New York, New York 10004

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

November 9, 2004

Board of Directors

VISX Inc.

3400 Central Expressway

Santa Clara, CA 95051

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VISX Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders, taken in aggregate, pursuant to the Agreement and Plan of Merger, dated as of November 9, 2004 (the “Agreement”), among Advanced Medical Optics Inc. (“AMO”), Vault Merger Corporation, a wholly owned subsidiary of AMO (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company and each outstanding Share will be converted into $3.50 in cash (the “Cash Consideration”) and 0.552 shares of common stock, par value $0.01 per share (“AMO Common Stock”), of AMO (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as financial advisor to the Company with respect to an unsolicited proposal to acquire all of the Shares in May 2001; and as sole bookrunning manager in connection with the sale of 6,000,000 Shares, of which 3,500,000 were purchased by the Company, in May 2003.

We also may provide investment banking services to the Company and AMO in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, AMO and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and AMO for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

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Board of Directors

VISX Inc.

November 9, 2004

Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement, annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2003 and annual reports to stockholders and Annual Reports on Form 10-K of AMO for the two years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and AMO; certain other communications from the Company and AMO to their respective stockholders; certain internal financial analyses and forecasts for AMO prepared by its management; certain internal financial analyses and forecasts for the Company prepared by its management of the Company (the “Company Forecasts”); certain internal analysis and forecasts for AMO prepared by its management, as adjusted by the management of the Company (the “Adjusted AMO Forecasts”); and certain cost savings and operating synergies projected to result from the Transaction prepared by the managements of the Company and AMO and subsequently adjusted by the management of the Company (the “Synergies”). We also have held discussions with members of the senior managements of the Company and AMO regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of AMO Common Stock, compared certain financial and stock market information for the Company and AMO with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Company Forecasts, the Adjusted AMO Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or AMO or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, AMO or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which shares of AMO Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares, taken in aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL empowers AMO to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that AMO may purchase insurance on behalf of any of its respective directors, officers, employees or agents.

Article Eighth of the AMO certificate of incorporation provides for indemnification of the officers and directors of AMO to the full extent permitted by the DGCL.

AMO has entered into indemnification agreements with its directors, executive officers and certain other officers. Generally, the indemnification agreements provide that AMO will indemnify and hold harmless such persons against any and all “Payments,” except to the extent AMO shall have indemnified and held harmless such persons otherwise than pursuant to the indemnification agreement, such person shall have received payment on account of such Payments pursuant to one or more valid and collectible insurance policies or such indemnification by AMO is prohibited by applicable law. “Payment” is defined as any and all amounts which the indemnitee is or becomes legally obligated to pay in connected with a “Covered Claim,” including, without limitation, damages, judgments, fines, ERISA excise taxes or penalties, amounts paid in settlement, costs of investigation, attorneys’ fees, costs of investigative, judicial or administrative proceedings or appeals, and costs of attachment or similar bonds. “Covered Claim” is defined as any claim against the indemnitee based upon or arising out of any past, present or future act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which indemnitee may commit, omit or suffer while acting in his or her capacity as a director or officer of AMO and solely because of being a director or officer of AMO, as the case may be; provided, however, that a Covered Claim does not include any amounts paid or payable by the indemnitee with respect to any claim that is based upon and arises out of (i) the indemnitee gaining in fact any personal profit or advantage to which the indemnitee is not legally entitled, (ii) for an accounting of profits in fact made from the purchase or sale by the indemnitee of securities of AMO within the meaning of Section 16(b) of the Exchange Act or similar provisions of any state law, or (iii) the indemnitee’s knowingly fraudulent, deliberately dishonest or willful misconduct. “Covered Claim” includes any claim made against the lawful spouse of the indemnitee for claims arising solely out of the indemnitee’s capacity as the spouse of the indemnitee.

Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

Article Eighth of the AMO certificate of incorporation eliminates the liability of a director of AMO to AMO or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the DGCL.

Item 21. Exhibits and Financial Statement Schedules

(a)

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, and VISX, Incorporated (incorporated by reference to exhibit 2.1 of Advanced Medical Optics, Inc.’s Current Report on Form 8-K filed November 10, 2004).
2.2	Amendment No. 1, dated as of December 3, 2004, by and among Advanced Medical Optics, Inc. (“AMO”), Vault Merger Corporation (“Merger Sub”), and VISX, Incorporated (“VISX”), to amend the Agreement and Plan of Merger, dated as of November 9, 2004, by and among AMO, Merger Sub and VISX.*

3.1	Amended and Restated Certificate of Incorporation of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.1 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).

3.2	Amended and Restated Bylaws of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.2 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).

4.1	Rights Agreement, dated as of June 24, 2002, between AMO and Mellon Investor Services, LLC, as rights agent (incorporated by reference to exhibit 4.1 of Advanced Medical Optics, Inc.’s Current Report on Form 8-K filed June 25, 2002).
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to tax matters.*
8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.*
23.1	Consent of independent registered public accounting firm.
23.2	Consent of KPMG LLP, Independent Auditors (related to the consolidated financial statements of AMO).
23.3	Consent of KPMG LLP, Independent Auditors (related to the consolidated financial statements of VISX).

23.4	Consent of KPMG LLP, Independent Auditors (related to the combined financial statements of the Surgical Ophthalmic Business of Pfizer).

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.6	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).

24.1	Power of Attorney.*

99.1	Consent of Morgan Stanley & Co. Incorporated.

99.2	Consent of Goldman, Sachs & Co.

99.3	Consent of Elizabeth H. Dávila to be named a director of AMO upon completion of the merger.*

99.4	Form of Proxy of AMO.

99.5	Form of Proxy of VISX.

99.6	Complaint of William Kinchy vs. VISX, Incorporated, et al.*

99.7	Complaint of Douglas Shearer vs. VISX, Incorporated, et al.*

*	Previously filed.

Item 22. Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 (the “Act”), and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(i) and (A)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Pursuant to the requirements of the Securities Act of 1933, as amended, AMO has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Santa Ana, California, on February 8, 2005.

ADVANCED MEDICAL OPTICS, INC.

By:	/s/ RICHARD A. MEIER
Richard A. Meier Executive Vice President of Operations and Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title

* James V. Mazzo	President and Chief Executive Officer, Director

* Richard A. Meier	Executive Vice President of Operations and Finance and Chief Financial Officer (Principal Financial Officer)

* Robert F. Gallagher	Vice President and Controller (Principal Accounting Officer)

* William R. Grant	Chairman of the Board

Christopher G. Chavez	Director

* James O. Rollans	Director

William J. Link, Ph.D	Director

* Michael A. Mussallem	Director

* Deborah J. Neff	Director

*	Executed on February 8, 2005 by Aimee S. Weisner as attorney-in-fact under power of attorney granted in Registration Statement previously filed on December 6, 2004.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, and VISX, Incorporated (incorporated by reference to exhibit 2.1 of Advanced Medical Optics, Inc.’s Current Report on Form 8-K filed November 10, 2004).

2.2	Amendment No. 1, dated as of December 3, 2004, by and among Advanced Medical Optics, Inc. (“AMO”), Vault Merger Corporation (“Merger Sub”), and VISX, Incorporated (“VISX”), to amend the Agreement and Plan of Merger, dated as of November 9, 2004, by and among AMO, Merger Sub and VISX.*

3.1	Amended and Restated Certificate of Incorporation of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.1 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).

3.2	Amended and Restated Bylaws of Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 3.2 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).

4.1	Rights Agreement, dated as of June 24, 2002, between AMO and Mellon Investor Services, LLC, as rights agent (incorporated by reference to exhibit 4.1 of Advanced Medical Optics, Inc.’s Current Report on Form 8-K filed June 25, 2002).

4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Advanced Medical Optics, Inc.’s Registration Statement on Amendment No. 2 to Form 10 filed May 6, 2002).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities.

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to tax matters.*

8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.*

23.1	Consent of independent registered public accounting firm.

23.2	Consent of KPMG LLP, Independent Auditors (related to the consolidated financial statements of AMO).

23.3	Consent of KPMG LLP, Independent Auditors (related to the consolidated financial statements of VISX).

23.4	Consent of KPMG LLP, Independent Auditors (related to the combined financial statements of the Surgical Ophthalmic Business of Pfizer).

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.6	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).

24.1	Power of Attorney.*

99.1	Consent of Morgan Stanley & Co. Incorporated.

99.2	Consent of Goldman, Sachs & Co.

99.3	Consent of Elizabeth H. Dávila to be named a director of AMO upon completion of the merger.*

99.4	Form of Proxy of AMO.

99.5	Form of Proxy of VISX.

99.6	Complaint of William Kinchy vs. VISX, Incorporated, et al.*

99.7	Complaint of Douglas Shearer vs. VISX, Incorporated, et al.*

*	Previously filed.